Filed Pursuant to Rule 424(b)(3)
File No. 333-267683

105,680,194 Shares of Common Stock

16,400,000 Private Warrants

6,535,000 Public Warrants

This prospectus relates to the registration of the Common Stock, par value $0.0001 per share, of Amprius Technologies, Inc. (the “Common Stock”) and warrants to purchase shares of Common Stock as described herein.

This prospectus relates to the offer by us, and the resale by the Selling Securityholders (as defined below), of: (i) up to 16,400,000 shares of Common Stock issuable upon the exercise of an aggregate of 16,400,000 warrants, each of which is exercisable at a price of $11.50 per share (the “Private Warrants”), consisting of (1) 16,000,000 warrants that were purchased in a private placement by Kensington Capital Sponsor IV LLC, a Delaware limited liability company (the “Sponsor”), at a price of $0.50 per warrant and (2) 400,000 warrants issued to affiliates of the Sponsor upon the conversion of working capital loans at a price of $0.50 per warrant, (ii) up to 6,535,000 shares of Common Stock issuable upon the exercise of 6,535,000 warrants, each of which is exercisable at a price of $11.50 per share, that were purchased by the Sponsor (such warrants, the “Sponsor IPO Warrants”) originally issued as part of units in the Company’s initial public offering (the “IPO” and, the warrants issued in the IPO collectively, the “Public Warrants”) at a price of at a price of $10.00 per unit (with each unit consisting of Class A Ordinary Share (as defined below), one Class 1 Warrant (as defined below) and one Class 2 Warrant (as defined below)) and (iii) up to 2,052,500 shares of Common Stock issuable upon the exercise of 2,052,500 warrants, each of which is exercisable at a price of $12.50 per share, purchased as part of units (the “PIPE Units”) at Closing (as defined below) by a number of subscribers (the “PIPE Investors”) pursuant to separate subscription agreements at a price of $10.00 per unit (the “PIPE Warrants” and, together with the Private Warrants and the Public Warrants, the “Warrants”), with each PIPE Unit consisting of one share of Common Stock and one PIPE Warrant.

This prospectus also relates to the resale from time to time by the Selling Securityholders of an aggregate of: (i) 80,692,694 shares of Common Stock, comprised of (1) 13,124,642 shares of Common Stock (the “Founder Shares”) purchased by the Sponsor in connection with the IPO, consisting of (a) 9,857,142 shares of Common Stock purchased in a private placement for an aggregate purchase price of $25,000, or approximately $0.0025 per share, and (b) 3,267,500 shares of Common Stock issued as part of units in the IPO at a price of $10.00 per unit, (2) 65,515,552 shares of Common Stock (the “Amprius HoldCo Shares”) issued to Amprius, Inc. (“Amprius Holdings”) as consideration in the Business Combination (as defined below), which shares were issued to Amprius Holdings in connection with the formation of Legacy Amprius (as defined below) for an aggregate purchase price of $88,760,000, or approximately $1.35 per share, inclusive of capital contributions made to Legacy Amprius, and (3) 2,052,500 shares of Common Stock purchased as part of the PIPE Units (the “PIPE Shares”) and (ii) 22,935,000 Warrants, comprised of (1) 6,535,000 Sponsor IPO Warrants and (2) 16,400,000 Private Warrants.

The Selling Securityholders may sell any, all or none of the securities and we do not know when or in what amount the Selling Securityholders may sell their securities hereunder following the date of this prospectus. The Selling Securityholders may sell the securities described in this prospectus in a number of different ways and at varying prices. We provide more information about how the Selling Securityholders may sell their securities in the section titled “Plan of Distribution” appearing elsewhere in this prospectus.

We will not receive any of the proceeds from the sale of the securities by the Selling Securityholders. We will receive proceeds from the exercise of the Warrants if the Warrants are exercised for cash. However, the exercise price of the Public Warrants and Private Warrants is $11.50 per share, and the exercise price of the PIPE Warrants is $12.50 per share, each of which exceeds $10.50, the closing price of our Common Stock on the NYSE on November 10, 2022. The likelihood that warrant holders will exercise the Warrants and any cash proceeds that we would receive is dependent upon the market price of our Common Stock. If the market price for our Common Stock is less than $11.50 per share, in the case of the Private Warrants and Public Warrants, or $12.50 per share, in the case of the PIPE Warrants, we believe warrant holders will be unlikely to exercise their Warrants. We will pay the expenses associated with registering the sales by the Selling Securityholders, as described in more detail in the section titled “Use of Proceeds” appearing elsewhere in this prospectus.

Prior to the Special Meeting (as defined below), holders of 16,517,276 Class A Ordinary Shares exercised their right to redeem their shares for cash at a redemption price of approximately $10.04 per share, for an aggregate redemption amount of $165.9 million, representing approximately 71.8% of the total Class A Ordinary Shares then outstanding. The Selling Securityholders can sell, under this prospectus, up to 105,680,194 shares of Common Stock constituting approximately 96.6% of our issued and outstanding Common Stock as of November 1, 2022 (assuming the exercise in full of all of the Warrants and after giving effect to the 84,793 Initial Commitment Shares (as defined below) to BRPC II (as defined below) in connection with the entrance into the Committed Equity Financing (as defined below)). Sales of a substantial number of shares of Common Stock in the public market by the Selling Securityholders and/or by our other existing securityholders, or the perception that those sales might occur, could result in a significant decline in the public trading price of our Common Stock and could impair our ability to raise capital through the sale of additional equity securities. Despite such a decline in the public trading price, certain Selling Securityholders may still experience a positive rate of return on the securities they purchased due to the lower price that they purchased their shares and/or warrants compared to other public investors and be incentivized to sell its securities when others are not. Based on the closing price of our Common Stock on November 10, 2022, owners of the Sponsor may experience potential profit of up to $8.01 per share (assuming the Sponsor IPO Shares were purchased at a price of $10.00 per share) and Amprius Holdings may experience potential profit of up to $9.15 per share. The PIPE Investors may experience potential profit if the price of the Common Stock exceeds $10.00 per share, the holders of Public Warrants and Private Warrants may experience potential profit if the price of the Common Stock exceeds $11.50 per share, and the holders of PIPE Warrants may experience potential profit if the price of the Common Stock exceeds $12.50 per share.

Of the 105,680,194 shares of Common Stock that may be offered or sold by the Selling Securityholders identified in this prospectus, certain of our Selling Securityholders are subject to lock-up restrictions with respect to 75,372,694 of those shares pursuant to our bylaws and/or other agreements further described in the sections titled “Certain Relationships, Related Party and Other Transactions” appearing elsewhere in this prospectus.

Our Common Stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “AMPX,” and our Public Warrants are listed on the NYSE under the symbol “AMPX.W.” On December 1, 2022, the last quoted sale price for our Common Stock as reported on the NYSE was $10.23 per share and the last quoted sale price for our Public Warrants as reported on the NYSE was $0.33 per warrant.

We are an “emerging growth company,” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in the section titled “Risk Factors” beginning on page 8 of this prospectus.

You should rely only on the information contained in this prospectus or any prospectus supplement or amendment hereto. We have not authorized anyone to provide you with different information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 2, 2022.

You should rely only on the information contained in this prospectus or in any prospectus supplement or free writing prospectus prepared by us or on our behalf. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

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EXPLANATORY NOTE

On September 14, 2022 (the “Closing Date”), Amprius Technologies, Inc., a Delaware corporation (f/k/a Kensington Capital Acquisition Corp. IV, a Cayman Islands exempted company incorporated with limited liability) (“Amprius,” the “Company,” “we,” “us” or “our”), consummated the previously announced business combination pursuant to that certain Business Combination Agreement, dated May 11, 2022 (the “Business Combination Agreement”), by and among the Company, Kensington Capital Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”), and Amprius Technologies Operating, Inc., a Delaware corporation (f/k/a Amprius Technologies, Inc., a Delaware corporation) (“Legacy Amprius”), following the approval at an extraordinary general meeting of the Company’s shareholders held on September 13, 2022 (the “Special Meeting”). Kensington Capital Acquisition Corp. IV prior to the Business Combination is referred to herein as “Kensington.”

Pursuant to the terms of the Business Combination Agreement, the Company changed its jurisdiction of incorporation by deregistering as an exempted company incorporated with limited liability in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”), upon which the Company changed its name to “Amprius Technologies, Inc.,” and a business combination between the Company and Legacy Amprius was effected through the merger of Merger Sub with and into Legacy Amprius, with Legacy Amprius surviving as a wholly owned subsidiary of Amprius (the “Merger” and, together with the Domestication and the other transactions contemplated by the Business Combination Agreement, including the PIPE (as defined below), the “Business Combination”).

As a result of and upon the effective time of the Domestication, each Class A Ordinary Share and each Class B ordinary share, par value $0.0001, of the Company (the “Class B Ordinary Shares”) outstanding at the time of the Domestication converted into one share of Common Stock, and each Class 1 redeemable warrant to purchase Class A Ordinary Shares, exercisable for one Class A Ordinary Share at an exercise price of $11.50 (the “Class 1 Warrants”), each Class 2 redeemable warrant to purchase Class A Ordinary Shares, exercisable for one Class A Ordinary Share at an exercise price of $11.50 (the “Class 2 Warrants”) and each Private Warrant outstanding at the time of the Domestication converted into a warrant exercisable for one share of Common Stock pursuant to the Warrant Agreement, dated as of March 1, 2022 (the “Warrant Agreement”), by and between Kensington and Continental Stock Transfer & Trust Company, governing the Warrants.

Upon the closing of the Business Combination (the “Closing”), (1) the Company’s units issued and sold in the Company’s initial public offering (the “Original Units”), consisting of (i) one Class A Ordinary Share, (ii) one Class 1 Warrant and (iii) one Class 2 Warrant and (2) the units existing as a result of the separation of the Class 1 Warrant from Original Unit (the “New Units” and, together with the Original Units, the “Units”) separated into their respective component parts, and such component parts were converted into Amprius securities, with the Class A Ordinary Shares becoming shares of Common Stock, and the Class 1 Warrants and the Class 2 Warrants both becoming warrants to purchase Common Stock at an exercise price of $11.50 per share.

Prior to the Closing, the Company had $200,000 outstanding under working capital loans from the Sponsor, which the Sponsor elected to convert into 400,000 working capital warrants to purchase shares of Common Stock at a price of $0.50 per warrant in connection with the Closing. As used in this prospectus, the term “Private Warrants” includes the working capital warrants.

Following the consummation of the Domestication and in connection with the Closing, at the effective time of the Merger (the “Effective Time”), (1) each share of Legacy Amprius common stock, par value $0.00001 per share (“Legacy Amprius Common Stock”), outstanding immediately prior to the Effective Time was converted and exchanged for approximately 1.45590 shares of Common Stock (the “Exchange Ratio”) and (2) each option to purchase shares of Legacy Amprius Common Stock (a “Legacy Amprius Option”) whether vested or unvested, converted into an option to purchase a number of shares of Common Stock equal to the product (rounded down

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to the nearest whole number) of (x) the number of shares of Legacy Amprius Common Stock subject to such Legacy Amprius Option immediately prior to the Closing and (y) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such Legacy Amprius Option immediately prior to the Closing divided by (B) the Exchange Ratio. At the Closing, Amprius issued an aggregate of 65,776,550 shares of Common Stock to the equityholders of Legacy Amprius, and the Legacy Amprius optionholders held options to receive an aggregate 14,223,410 shares of Common Stock, 6,664,919 of which remained subject to vesting obligations. No fractional shares of Common Stock were issued upon the exchange of Legacy Amprius Common Stock.

At the Closing, the Sponsor distributed all of its securities in the Company to the owners of the Sponsor, including Justin Mirro, a director of the Company, in proportion to their respective ownership interests.

On the Closing Date, a number of investors (the “PIPE Investors”), including certain former officers and directors of the Company and other members of the Sponsor, persons and entities that have previously invested in an affiliate of the Company, persons who currently serve on the Company’s board of directors or their respective affiliates, and a customer of the Company, purchased from the Company an aggregate of 2,052,500 PIPE Units (such transaction, the “PIPE”), pursuant to separate subscription agreements (each, a “Subscription Agreement”) entered into with the PIPE Investors. The terms of the PIPE Warrants are governed by a warrant agreement, dated as of September 14, 2022, between the Company and Continental Stock Transfer & Trust Company, as warrant agent (the “PIPE Warrant Agreement”). The PIPE Warrants are substantially identical to the Public Warrants, except that the exercise price of each PIPE Warrant is $12.50 per share (instead of $11.50 per share, which is the exercise price for the Public Warrants), and the average sales price of the Common Stock will need to exceed $20.00 per share (instead of $18.00 per share for the Public Warrants) for the Company to be able to redeem the PIPE Warrants. The PIPE Warrants are not, and will not be, listed on any securities exchange.

As of the open of trading on September 15, 2022, the Common Stock and Public Warrants began trading on the NYSE under the symbols “AMPX” and “AMPX.W,” respectively.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-1 that we filed with the Securities and Exchange Commission (the “SEC”) using the “shelf” registration process. Under this shelf registration process, the selling securityholders hereunder may, from time to time, sell the securities offered by them described in this prospectus. We will not receive any proceeds from the sale by such selling securityholders of the securities offered by them described in this prospectus.

Neither we nor the selling securityholders have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or any applicable prospectus supplement or any free writing prospectuses prepared by or on behalf of us or to which we have referred you. Neither we nor the selling securityholders take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor the selling securityholders will make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

We may also provide a prospectus supplement or post-effective amendment to the registration statement to add information to, or update or change information contained in, this prospectus. You should read both this prospectus and any applicable prospectus supplement or post-effective amendment to the registration statement together with the additional information to which we refer you in the section of this prospectus titled “Where You Can Find Additional Information.”

MARKET AND INDUSTRY DATA

We obtained the industry and market data used throughout this prospectus from our own internal estimates and research, as well as from independent market research, industry and general publications and surveys, governmental agencies, publicly available information and research, surveys and studies conducted by third parties. Internal estimates are derived from publicly available information released by industry analysts and third-party sources, our internal research and our industry experience, and are based on assumptions made by us based on such data and our knowledge of our industry and market, which we believe to be reasonable. In some cases, we do not expressly refer to the sources from which this data is derived. In addition, while we believe the industry and market data included in this prospectus is reliable and based on reasonable assumptions, such data involve material risks and other uncertainties and are subject to change based on various factors, including those discussed in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties or by us.

TRADEMARKS

Our logo and trademark appearing in this prospectus are our property. This document contains references to trademarks and service marks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of it by, any other companies.

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PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our Common Stock and Warrants. You should carefully consider, among other things, our financial statements and the related notes and the sections titled “Risk Factors,” “Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Overview

Amprius has developed and, since 2018, been in commercial production of ultra-high energy density lithium-ion batteries for mobility applications leveraging a disruptive silicon nanowire anode. Our silicon nanowire anode technology enables batteries with higher energy density, higher power density, and extreme fast charging capabilities over a wide range of operating temperatures, which results in its batteries providing superior performance compared to conventional graphite lithium-ion batteries. Our silicon nanowire anode is a direct drop-in replacement of the graphite anode in traditional lithium-ion batteries, and our manufacturing process leverages the manufacturing process for conventional lithium-ion batteries and the related supply chain.

Today, our batteries are primarily used for existing and emerging aviation applications, including unmanned aerial systems, such as drones and high-altitude pseudo satellites. We believe our proprietary technology has the potential for broad application in electric transportation.

Our batteries and their performance specifications have been tested and validated for application by over 30 customers, including Airbus, AeroVironment, BAE Systems, the U.S. Army and Teledyne FLIR, and we have shipped over 10,000 batteries to date, which have enabled mission critical applications. Our proprietary silicon nanowire anode structures, battery cell designs and manufacturing processes are defended by our portfolio of patents, trade secrets and know-how developed over 10 years of research and development.

We currently manufacture batteries on kWh-scale production lines at our headquarters in Fremont, California, where demand for our batteries exceeds our manufacturing capacity. We are working to meet the expected demand in several rapidly growing addressable markets, including by designing and building a large-scale production facility that can manufacture at GWh+ scale.

Our principal executive offices are located at 1180 Page Avenue, Fremont, California 94538, and our telephone number is (800) 425-8803. Our website is www.amprius.com. Information contained on, or that can be accessed through, our website is not a part of, and is not incorporated into, this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

Recent Developments

Committed Equity Financing

On September 27, 2022, we entered into a Common Stock Purchase Agreement (the “Committed Equity Purchase Agreement”) and a Registration Rights Agreement (the “Committed Equity Registration Rights Agreement”) with B. Riley Principal Capital II, LLC (“BRPC II”). Pursuant to the Committed Equity Purchase Agreement, subject to the satisfaction of the conditions set forth therein, we have the right, but not the obligation, to sell to BRPC II up to $200,000,000 of newly issued shares of Common Stock, subject to certain conditions and limitations set forth in the Committed Equity Purchase Agreement, from time to time during the term of the Committed Equity Purchase Agreement (the “Committed Equity Financing”). Sales of Common Stock pursuant to the Committed Equity Purchase Agreement, and the timing of any sales, are solely at our option, and we are under no obligation to sell any securities to BRPC II under the Committed Equity Purchase Agreement. As consideration for BRPC II’s commitment to purchase shares of Common Stock at our direction upon the terms and subject to the conditions set forth in the Committed Equity Purchase Agreement, upon execution of the Committed Equity Purchase Agreement, we issued 84,793 shares of Common Stock (the “Initial Commitment Shares”) to BRPC II. Upon our receipt of total aggregate gross cash proceeds equal to $100,000,000 from BRPC II under the Committed Equity Purchase Agreement, we will issue 84,793 additional shares of Common Stock to BRPC II (collectively with the Initial Commitment Shares, the “Commitment Shares”). Also, any shares of Common Stock issued in the Committed Equity Financing to BRPC II other than the Commitment Shares will be purchased by BRPC II at current market prices less a 3.0% fixed discount.

Upon the initial satisfaction of the conditions to BRPC II’s purchase obligation set forth in the Committed Equity Purchase Agreement (the “Commencement”), including that a registration statement registering under the Securities Act the resale by BRPC II of shares of Common Stock issued to it by the Company under the Committed Equity Purchase Agreement, which the Company agreed to file with the SEC pursuant to the Committed Equity Registration Rights Agreement, is declared effective by the SEC and a final prospectus relating thereto is filed with the SEC, we will have the right, but not the obligation, from time to time at our sole discretion over the 24-month period from and after the Commencement, to direct BRPC II to purchase a specified maximum amount of shares of Common Stock, not to exceed certain limitations as set forth in the Committed Equity Purchase Agreement (each, a “VWAP Purchase”), by delivering written notice to BRPC II prior to the commencement of trading of the Common Stock on the NYSE on any trading day (the “Purchase Date”), so long as (i) the closing sale price of the Common Stock on the trading day immediately prior to such Purchase Date is not less than the specified threshold price as set forth in the Committed Equity Purchase Agreement and (ii) all shares of Common Stock subject to all prior VWAP Purchases and all prior Intraday VWAP Purchases (as defined below) by BRPC II under the Committed Equity Purchase Agreement have been received by BRPC II prior to the Company’s delivery of such applicable purchase notice to BRPC II.

In addition to the regular VWAP Purchases described above, after the Commencement, we will also have the right, but not the obligation, subject to the continued satisfaction of the conditions set forth in the Committed Equity Purchase Agreement, to direct BRPC II to purchase, on any trading day, including the same Purchase Date on which a regular VWAP Purchase is effected (as applicable), a specified amount of shares of Common Stock, not to exceed certain limitations set forth in the Committed Equity Purchase Agreement that are similar to those that apply to a regular VWAP Purchase (each, an “Intraday VWAP Purchase”), by the delivery to BRPC II of an irrevocable written purchase notice, after 10:00 a.m., New York City time, and prior to 3:30 p.m., New York City time, on such Purchase Date.

From and after Commencement, we will control the timing and amount of any sales of Common Stock to BRPC II. Actual sales of shares of Common Stock to BRPC II under the Committed Equity Purchase Agreement will depend on a variety of factors to be determined by us from time to time, including, among other things, market conditions, the trading price of the Common Stock and determinations by us as to the appropriate sources of funding for the Company and its operations.

U.S. Department of Energy Cost Sharing Grant

In October 2022, we were awarded a $50 million cost sharing grant from the U.S. Department of Energy. This cost sharing grant is dependent on the successful negotiation of a final contract, and among the terms to be finalized are the portion of relevant costs that will be covered by the grant.

Risk Factors Summary

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. The following is a summary of the principal risks we face:

Risks Related to Our Technology, Products and Manufacturing

•	If our batteries fail to perform as expected, our ability to develop, market, and sell our batteries would be adversely affected.

•

We may not succeed in developing a new high-volume manufacturing line for the production of our silicon nanowire anode that meets our requirements for cell quality, yield, throughput and other performance metrics. Additionally, assuming we are able to develop a high-volume manufacturing line, it may be unreliable, require regular and significant maintenance and could be capital and resource intensive to operate.

•	We may not meet our manufacturing cost targets, which would limit the size of our market opportunities.

•

Our establishment of a new GWH-scale manufacturing facility is subject to many risks, including, among others, risks relating to site acquisition, construction, permitting, delays, cost overruns, supply chain constraints, and operating in a new geographic area away from our current headquarters.

•	We may not succeed in retaining and attracting key employees, particularly technical talent, needed to operate and build our business successfully.

•	We may encounter delays and technical obstacles in developing new battery products such as different cell formats to meet varied market requirements.

•

Certain components of our batteries are hazardous and pose safety risks that may cause accidents in our manufacturing facility. We may be subject to financial and reputational risks due to product recalls and product liability claims, and we could face substantial liabilities that exceed our resources.

•

We may not be able to accurately estimate the future supply and demand for our batteries, which could result in a variety of inefficiencies in our business and hinder our ability to generate revenue. If we fail to accurately predict our manufacturing requirements, we could incur additional costs or experience delays.

Risks Related to Our Business and Industry

•

The battery market is intensely competitive. Competitors include new entrants and established companies, many of which have significantly greater resources than us. Our products must compete with advances in new battery chemistries and manufacturing methods as well as continued improvements in conventional batteries and battery anodes.

•

Our future sales opportunities depend in part on the growth of markets for battery-powered aviation applications. These applications may develop slower or at a size that is less than expected, to the extent they develop at all.

•	Developments in alternative technology or other fossil fuel alternatives may adversely affect the demand for our battery products.

•	We have pursued and may continue to pursue development agreements and other strategic alliances, which could have an adverse impact on our business if they are unsuccessful.

•	We may require additional capital to support business growth, and this capital might not be available on commercially reasonable terms or at all.

•	We are an early stage company with a history of financial losses and expect to incur significant expenses and continuing losses for the foreseeable future.

•

We identified material weaknesses in our internal controls over financial reporting. If we are unable to develop and maintain an effective system of internal controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our stock price, business and operating results.

•

A significant portion of our business depends on sales to the public sector, and our failure to receive and maintain government contracts or changes in the contracting or fiscal policies of the public sector could have a material adverse effect on our business.

Risks Related to Intellectual Property

•	We rely heavily on our intellectual property portfolio. If we are unable to protect our intellectual property rights, our business and competitive position would be harmed.

•	We may need to defend ourselves against intellectual property infringement claims, which may be time-consuming and could cause us to incur substantial costs.

Risks Related to Litigation and Regulatory Compliance

•

Our operations expose us to litigation, environmental and other legal compliance risks. Compliance with laws and regulations can be expensive, and our failure to comply with these laws and regulations may result in monetary damages and fines, adverse publicity and a material adverse effect on our business.

•

We are or will be subject to anti-corruption and anti-bribery and anti-money laundering and similar laws, and non-compliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, results of operations, financial condition and reputation.

Risks Related to Ownership of Our Common Stock

•

The sale of all of the securities registered for resale in this prospectus and future sales of substantial amounts of our Common Stock in the public markets, or the perception that such sales could occur, could cause the market price of our Common Stock to drop significantly, even if our business is doing well.

Risks Related to Our Warrants

•	There is no guarantee that the Public Warrants will be in the money at the time they become exercisable, and they may expire worthless.

•	We may redeem your unexpired Public Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your Public Warrants worthless.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). We will remain an emerging growth company until the earliest to occur of: the last day of the fiscal year in which we have more than $1.235 billion in annual revenues; the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; and the last day of the fiscal year ending after the fifth anniversary of our initial public offering.

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

We are also a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of our Common Stock held by non-affiliates exceeds $250 million as of the prior June 30 or (ii) our annual revenue exceeded $100 million during such completed fiscal year and the market value of our Common Stock held by non-affiliates exceeds $700 million as of the prior June 30.

THE OFFERING

Issuance of Common Stock

Shares of our Common Stock outstanding prior to exercise of all Warrants	84,467,987 shares

Shares of our Common Stock that may be issued upon exercise of all Warrants	24,987,500 shares

Use of Proceeds	We will not receive any proceeds from the sale of our Common Stock and Warrants offered by the Selling Securityholders (the “Securities”). We will receive up to an aggregate of approximately $289.4 million, assuming the exercise in full of all of the Warrants offered by the Selling Securityholders for cash. However, the exercise price of the Public Warrants and Private Warrants is $11.50 per share, and the exercise price of the PIPE Warrants is $12.50 per share, each of which exceeds $10.50, the closing price of our Common Stock on the NYSE on November 10, 2022. The likelihood that warrant holders will exercise the Warrants and any cash proceeds that we would receive is dependent upon the market price of our Common Stock. If the market price for our Common Stock is less than $11.50 per share, in the case of the Private Warrants and Public Warrants, or $12.50 per share, in the case of the PIPE Warrants, we believe warrant holders will be unlikely to exercise their Warrants. We expect to use any net proceeds from the exercise of the Warrants for general corporate purposes. See the section titled “Use of Proceeds” for more information.

Resale of Common Stock and Warrants

Shares of Common Stock offered by the Selling Securityholders hereunder (representing the Founder Shares, the Amprius HoldCo Shares, the PIPE Shares and the shares of Common Stock that may be issued pursuant to the exercise of the Private Warrants, the Sponsor IPO Warrants and the PIPE Warrants)

105,680,194 shares

Warrants offered by the Selling Securityholders hereunder (representing the Private Warrants and the Sponsor IPO Warrants)	22,935,000 Warrants

Redemption	The Public Warrants are redeemable in certain circumstances. See the section titled “Description of Capital Stock—Warrants” for further discussion.

Risk Factors	See the section titled “Risk Factors” beginning on page 8 and other information included in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in our Common Stock and Warrants.

NYSE Symbol	“AMPX” for our Common Stock and “AMPX.W” for our Public Warrants.

Lock-Up Restrictions	Of the 105,680,194 shares of Common Stock that may be offered or sold by Selling Securityholders identified in this prospectus, certain of our Selling Securityholders are subject to lock-up restrictions with respect to 75,372,694 of those shares. Specifically, pursuant to our bylaws (the “Bylaws”), without the prior unanimous consent of our board of directors (the “Board”) and subject to certain customary exceptions, including exceptions that carve out transactions involving securities purchased in the PIPE or in the IPO, each holder of Common Stock issued (i) as consideration pursuant to the Business Combination Agreement, (ii) upon the exercise of warrants or other convertible securities outstanding following the Effective Time in respect of warrants or convertible securities of Legacy Amprius outstanding immediately prior to the Effective Time, (iii) to directors, officers and employees upon the settlement or exercise of stock options, restricted stock units, or other equity awards outstanding as of immediately following the Closing in respect of awards of Legacy Amprius outstanding immediately prior to the Effective Time or (iv) held by the Sponsor and the Insiders (as defined in the Letter Agreement, dated March 1, 2022, by and among the Company, the Sponsor or the other signatories thereto) outstanding immediately following the Effective Time, will not, through September 13, 2023, directly or indirectly, sell their shares of Common Stock.

The number of shares of Common Stock outstanding is based on 84,467,987 shares of Common Stock as of November 1, 2022 and excludes the following, in each case as of November 1, 2022, except as otherwise noted:

•

14,216,131 shares of our Common Stock issuable upon the exercise of outstanding options under the Amprius Technologies, Inc. 2016 Equity Incentive Plan (the “2016 Plan”), which were assumed by the Company in connection with the merger, with a weighted average exercise price of $1.34 per share;

•	16,400,000 shares of our Common Stock issuable upon the exercise of Private Warrants, with an exercise price of $11.50 per share;

•	29,268,446 shares of our Common Stock issuable upon the exercise of Public Warrants, with an exercise price of $11.50 per share;

•	2,052,500 shares of our Common Stock issuable upon the exercise of PIPE Warrants, with an exercise price of $12.50 per share;

•	9,907,279 shares of our Common Stock reserved for future issuance under the Amprius Technologies, Inc. 2022 Equity Incentive Plan (the “2022 Plan”); and

•	990,000 shares of our Common Stock reserved for future issuance under the Amprius Technologies, Inc. 2022 Employee Stock Purchase Plan (the “ESPP”).

RISK FACTORS

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes thereto included elsewhere in this prospectus. Our business, financial condition, results of operations or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. If any of the risks actually occur, our business, financial condition, results of operations and prospects could be adversely affected. In that event, the market price of our securities could decline, and you could lose part or all of your investment.

Risks Related to Our Technology, Products and Manufacturing

If our batteries fail to perform as expected, our ability to develop, market and sell our batteries would be adversely affected.

Our batteries may contain defects in design and manufacture that may cause them to not perform as expected or that may require repairs, recalls and design changes. Our batteries are inherently complex and incorporate technology and components that have not been used for certain applications and that may contain defects and errors, particularly when first introduced to such applications. Although our batteries undergo quality control testing prior to release for shipment, there can be no assurance that we will be able to detect and fix all defects prior to shipment, and nonconformances, defects or errors could occur or be present in batteries that we release for shipment to customers. If our batteries fail to perform as expected, our customers may delay deliveries, our customer may terminate orders or we may initiate product recalls, each of which could adversely affect our sales and brand and could adversely affect our business, financial condition, prospects and results of operations.

Our battery architecture is different from our peers’ and may behave differently in customer use applications, certain applications of which we have not yet evaluated. This could limit our ability to deliver to certain applications. In addition, our historical data on the performance and reliability of our batteries is limited, and therefore our batteries could fail unexpectedly in the field resulting in significant warranty costs or brand damage in the market. Further, the silicon nanowire anode structure of our battery is different from traditional lithium-ion batteries and therefore our batteries could be susceptible to different and unknown failure modes leading our batteries to fail and cause a safety event in the field. Such an event could result in the failure of our end customers’ product as well as the loss of life or property, resulting in severe financial penalties for us, including the loss of revenue, cancelation of supply contracts and the inability to win new business due to reputational damage in the market. In addition, some of our supply agreements require us to bear certain costs relating to recalls and replacements of end products when such recalls and replacements are due to defects of our battery products that are incorporated in such end products.

We may not succeed in developing a new high-volume manufacturing line that meets our requirements for cell quality, yield, throughput and other performance metrics. Additionally, assuming we are able to develop a high-volume manufacturing line, it may be unreliable, require regular and significant maintenance and could be capital and resource intensive to operate.

To date, we have manufactured on a kWh-scale capacity. Our ability to manufacture our batteries at scale depends on the successful development of an automated, high-volume manufacturing line for our silicon nanowire anode that meets our requirements for cell quality, throughput, yield, and other performance metrics. Currently, we do not have a manufacturing line capable of producing our silicon nanowire anode batteries at scale. As part of our manufacturing expansion plans, in addition to designing and building a GWh-scale manufacturing facility, we are in the process of developing an automated, high-volume manufacturing line.

Although we have received our first large-scale anode production machine, we are customizing the machine for our production processes and must then complete tuning and testing before the machine goes online for production purposes. There is no guarantee that the customization, development and implementation of this manufacturing line will be successful. In addition, there is no guarantee that we will be able to correspondingly expand our manufacturing capacity for other battery components following the installation and implementation of such large-scale anode production machine. We, our potential suppliers and other equipment vendors may encounter significant engineering challenges, performance issues, delays, unforeseen development costs and other obstacles in building the high-volume manufacturing line, and if we are not successful, or if we encounter significant delays, our business, financial condition, prospects and results of operations would be adversely affected.

In addition, in order for us to produce our batteries at scale and at a cost advantage, we must achieve levels of cell quality, throughput, and yield demonstrated for mature battery production. As we have not produced our batteries at scale, our ability to achieve such rates is untested and subject to significant constraints and uncertainties. Operational performance and costs can be difficult to predict and are often influenced by factors outside of our control, such as, but not limited to, failures by suppliers to deliver necessary components of our batteries in a timely manner and at prices and volumes acceptable to us, environmental hazards and remediation costs, costs associated with commissioning of machines, difficulty or delays in obtaining governmental permits, damages or defects in electronic systems, industrial accidents, fires, seismic activity and natural disasters, and problems with equipment vendors. Should operational risks materialize, they may result in lower yield, which would negatively affect our revenue growth and profitability.

Additionally, the development of the manufacturing line will require us to make intensive capital expenditures before we are able to benefit from such development. The manufacturing line may also suffer unexpected malfunctions from time to time and will depend on repairs and spare parts to resume operations, which may not be available when needed. Further, unexpected equipment malfunctions may significantly affect the intended operational efficiency, thus materially and adversely affecting our business, financial condition, prospects and results of operations.

We may not meet our manufacturing cost targets, which would limit the size of our market opportunities.

We will require significant capital to develop and grow our business and expect to incur significant expenses, including those relating to the expansion of our manufacturing capacity, development of our high-volume manufacturing line, raw material procurement, leases, sales and distribution as we build our brand and market our batteries, and general and administrative costs. Our profitability will not only depend on our ability to successfully market our batteries, but also our ability to control our costs. Some of the processes in the manufacturing of our silicon nanowire anodes require chemical vapor deposition (“CVD”), for which equipment is more costly than those involved in standard anode production techniques. If we are unable to cost efficiently design, manufacture, market, sell and distribute our batteries, our margins, profitability and prospects would be materially and adversely affected. We have not yet commenced high-volume production of our batteries, and any cost advantage for the production of our batteries at scale, compared to conventional lithium-ion batteries, will require us to manufacture at rates of cell quality, throughput, and yield demonstrated for mature batteries and battery material that we have not yet achieved. If we are unable to achieve these targeted rates, our business will be adversely impacted.

We rely on, and will continue to rely on, complex equipment for our operations, and production involves a significant degree of risk and uncertainty in terms of operational performance and costs.

We rely heavily on, and will continue to rely heavily on, complex equipment for our operations and the production of our batteries, which involves a significant degree of uncertainty and risk in terms of operational performance and costs. Our manufacturing equipment consists of many components, which may suffer unexpected malfunctions from time to time and may depend on repairs and spare parts to resume operations, which may not be available when needed. Problems with our manufacturing equipment could result in the loss of manufacturing equipment, damage to manufacturing facilities, monetary losses, delays, unanticipated fluctuations in production and personal injury to or death of workers. Should these precautions be inadequate or an event be larger than expected, we could have significant equipment or facility damage that would impact our ability to deliver our battery products and require additional cash to recover. In addition, in some cases, operational problems may result in environmental damage, administrative fines, increased insurance costs and potential legal liabilities. Any of these operational problems, or a combination of them could have a material adverse effect on our cash flows, business, financial condition, prospects or results of operations.

Furthermore, manufacturing technology may evolve rapidly, and we may decide to update our manufacturing processes more quickly than expected. Moreover, as we scale the commercial production of our batteries, our experience may cause us to discontinue the use of already installed equipment in favor of different or additional equipment. The useful life of any equipment that would be retired early as a result would be shortened, causing the depreciation on such equipment to be accelerated, and our results of operations could be negatively impacted.

Our establishment of a volume manufacturing facility is subject to many risks, including, among others, risks relating to site acquisition, construction, permitting, delays, cost overruns, supply chain constraints, and operating in a new geographic area away from our current headquarters.

We currently operate only at a kWh-scale manufacturing capacity. As part of our manufacturing expansion plans, we plan to design and build a GWh-scale manufacturing facility for our batteries, concurrently with the development of our high-volume manufacturing line for our silicon nanowire anode. We may not be successful in establishing our GWh-scale manufacturing facility. To date, we have commenced site selection for the new facility, but we have not yet secured a location or obtained the necessary licenses or permits for the manufacturing facility. In connection with the construction of the facility, we will need to identify and acquire the land or obtain leases for a suitable location appropriately zoned for activities involving hazardous materials, which will limit where we are able to locate the facility and may require us to pay a premium. In addition, we will need to operate the manufacturing facility in a new geographic area away from our current headquarters. If we fail to select an appropriate location, fail to complete the construction in an efficient manner, or fail to recruit the required personnel and generally manage our growth effectively, large-scale production of our batteries could be curtailed or delayed. Further, because our silicon nanowire anode process requires different equipment than traditional anode manufacturing, our capital equipment costs are likely to be higher than equipment used for production of graphite anodes. Based on our current expectations, we estimate that our capital equipment expenditures will range between $120.0 million and $150.0 million to achieve 1.0 GWh per year of manufacturing capacity, and that it will take approximately two years following the Closing to start volume manufacturing. The actual costs and time to complete our silicon nanowire process may materially exceed such estimates, if we are able to at all. Even if we are successful in the establishment of the new facility, our manufacturing capabilities could be affected by cost-overruns, unexpected delays, equipment failures, supply chain constraints, natural disasters, including earthquakes, fire, floods and typhoons, power failures, telecommunications failures, break-ins, war, riots, terrorist attacks and numerous other factors that could prevent us from realizing the intended benefits of our manufacturing strategy, or cause the loss or corruption of data or malfunctions of software or hardware, and have a material adverse effect on our business.

We may not succeed in retaining and attracting key employees, particularly technical talent, needed to operate and build our business successfully.

Our success depends on our ability to attract and retain our executive officers, key employees and other qualified personnel, particularly technical talent, and as a relatively small company with key talent residing in a limited number of employees, our operations may be severely disrupted if we lost their services. In particular, we are highly dependent on the services of Dr. Kang Sun, our Chief Executive Officer, and other senior technical and management personnel, including our executive officers, who would be difficult to replace.

If Dr. Sun or any other key personnel were to depart, we may not be able to successfully attract and retain senior leadership necessary to grow our business. As we build our brand and becomes better known, there is increased risk that competitors or other companies will seek to hire our personnel. The failure to attract, integrate, train, motivate and retain these personnel could seriously harm our business and prospects.

In addition, large-scale production in our new manufacturing facility will require us to hire and train highly-skilled personnel to operate the facility, including engineers, skilled workers and other laborers, and we may not be able to do so in the location at which our new manufacturing facility will be located. Recruiting and training such skilled staff will take significant cost and time, and an inability to do so timely or at all will inhibit the successful operation of the new manufacturing facility, thus negatively affecting our business.

Certain of our officers and other employees provide services to Amprius Holdings and other entities formerly affiliated with Amprius Holdings.

Certain of our officers and other employees provide services to Amprius Holdings. Also, Dr. Kang Sun, our Chief Executive Officer, serves on the boards of certain entities that were formerly affiliated with Amprius Holdings. As a result, there could be competition for the time and effort of these individuals. If such officers and other employees do not devote sufficient attention to the management and operation of our business, our financial results may suffer.

We may encounter delays and technical obstacles in developing new battery products such as different cell formats to meet varied market requirements.

Our customers often require unique battery configurations or custom designs for their products. Once we enter into contracts with customers to produce batteries for their products, we expect to tailor the design of our batteries specifically to the products that these customers manufacture. This development process requires not only substantial lead time between the commencement of design efforts for customized batteries and the commencement of volume shipments of the battery cells to the customer, but also the cooperation and assistance of the customer in order to determine the requirements for each specific application. Technical problems may arise that affect the acceptance of our battery products by the customers. Our ability to tailor our batteries to meet the needs of our customers is affected by whether we can, amongst other things:

•	receive and maintain necessary intellectual property protections;

•	obtain governmental approvals and registrations;

•	comply with governmental regulations;

•	further develop and refine our technology; and

•	anticipate customer needs and preferences successfully.

If we are unable to design and develop new battery products that meet our customers’ requirements, we may lose opportunities to obtain purchase orders, and our reputation and prospects may be damaged.

Certain components of our batteries are hazardous and pose safety risks that may cause accidents in our manufacturing facility. We may be subject to financial and reputational risks due to product recalls and product liability claims, and we could face substantial liabilities that exceed our resources.

Due to the high energy density inherent in lithium-ion batteries, our batteries can pose certain safety risks, including the risk of fire. Accidents causing death or personal injury or property damage, can occur, and no high energy density battery will ever be 100% safe. For example, under certain abuse conditions, lithium-ion batteries can go into thermal runaway, which can result in fire. Although we incorporate safety procedures in the research, development, manufacture and transportation of batteries that are designed to minimize safety risks, the manufacture or use of our battery products may still cause accidents. Any accident, whether occurring at our manufacturing facilities or from the use of our battery products, may result in significant production interruption, delays or claims for substantial damages caused by personal injuries or property damage.

In addition, due to the harsh environments in which batteries are used—extremely low temperature and pressure, and combat for military applications—our batteries go through rigorous testing to ensure safe behavior under abuse-case conditions. Although such tests been successful to date, we cannot assure you such tests will be successful in the future. If we have to make design changes to address any safety issues, we may have to delay or suspend our planned production, which could materially damage our brand, business, financial condition, prospects and results of operations.

Product liability claims, even those without merit or those that do not involve our battery products, could harm our business, financial condition, prospects and results of operations.

A successful product liability claim against us, resulting from safety issues or otherwise, could require us to pay a substantial monetary award. We may not be able to cover any substantial monetary judgment against us. Moreover, a product liability claim against us or our competitors could generate substantial negative publicity about our battery products and could have a material adverse effect on our brand, business, financial condition, prospects and results of operations.

We may not be able to accurately estimate the future supply and demand for our batteries, which could result in a variety of inefficiencies in our business and hinder our ability to generate revenue. If we fail to accurately predict our manufacturing requirements, we could incur additional costs or experience delays.

We anticipate being required to provide forecasts of our demand to our current and future suppliers prior to the scheduled delivery of products to potential customers. Currently, there is limited historical basis for making judgments on the demand for our batteries and our ability to develop, manufacture, and deliver our battery products. Our customers’ final purchase orders may not be consistent with our estimates. If we overestimate our requirements, our suppliers may have excess inventory, which indirectly would increase our costs and result in unprofitable sales or write-offs. Given that our batteries are often customized to meet our customers’ specifications, they are susceptible to obsolescence due to their limited shelf life. Because we have no history of large-scale production, we may also be unable to forecast accurately the pace of manufacturing or the take-up of our battery products by our customers.

If we underestimate our requirements, our suppliers may have inadequate inventory, which could interrupt manufacturing of our battery products and result in delays in shipments and revenues. In addition, lead times for materials and components that our suppliers order may vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. If we fail to order sufficient quantities of battery components in a timely manner, the delivery of our batteries to our potential customers could be delayed, which would harm our business, financial condition and results of operations. Producing additional battery products to make up for any shortages within a short time frame may be difficult, making us unable to fulfill the purchase orders, especially due to the customized nature of our batteries. In either case, our business, financial condition, prospects and results of operations may be adversely affected.

We may not be able to establish supply relationships for necessary materials, components or equipment or may be required to pay more than anticipated for components or equipment, which could negatively impact our business.

We rely on third-party suppliers for components necessary to develop and manufacture our batteries, including key supplies such as our silane gas, substrate foil, electrolytes, separators, and cathode materials. We face risks relating to the availability of these materials and components, including that we will be subject to demand shortages and supply chain challenges and generally may not have sufficient purchasing power to eliminate the risk of price increases for the raw materials and lines we need. For example, we expect to procure the silane gas needed for our manufacturing from REC Silicon ASA, a global supplier of silane and silicon materials; however, we expect that they will be unable to supply the volume required for highly scaled production. We are also in the process of collaborating with other key suppliers but have not yet entered into agreements for the supply of scaled production quantities of these materials. To the extent that we are unable to enter into commercial agreements with these suppliers on beneficial terms, or these suppliers experience difficulties ramping up their supply of materials to meet our requirements, high-volume production of our batteries will be delayed and we will not be able to meet our production timelines.

Separately, we may be subject to various supply chain requirements regarding, among other things, conflict minerals and labor practices. We may be required to incur substantial costs to comply with these requirements, which may include locating new suppliers to replace existing ones. We may not be able to find any new suppliers for certain raw materials or components required for our operations, or such suppliers may be unwilling or unable to provide us with products.

We expect to incur significant costs related to procuring materials required to manufacture and assemble our batteries. We expect to use various materials in our batteries that will require us to negotiate purchase agreements and delivery lead-times on advantageous terms. We may not be able to control fluctuation in the prices for these materials or negotiate agreement with suppliers on terms that are beneficial to us. Substantial increases in the prices for our raw materials, or our inability to reduce our raw material costs as we scale, would negatively impact our prospects.

Any disruption in the supply of components or materials could temporarily disrupt research and development activities or production of our batteries until an alternative supplier is able to supply the required material. Changes in business conditions, unforeseen circumstances, governmental changes, and other factors beyond our control or which we do not presently anticipate, could also affect our suppliers’ ability to deliver components to us on a timely basis. Any of the foregoing could materially and adversely affect our business, financial condition, prospects and results of operations.

We are actively monitoring the impacts of Russia’s invasion of Ukraine and continuing to assess its potential to adversely affect our business. Our business has not been directly impacted by this ongoing military conflict, as we have no assets or operations, and we have not purchased materials from, Russia, Belarus or Ukraine. To date, we have not experienced any material disruption in our business. Accordingly, we have not yet taken measures to mitigate potential adverse effects of such conflict. However, the length and outcome of Russia’s invasion of Ukraine is highly unpredictable. The conflict may continue to cause significant market and other disruptions, including significant volatility in commodity prices, supply of components and supply chain interruptions, which could adversely and adversely affect our business, financial condition, prospects and results of operations.

Currency fluctuations, geopolitics, trade barriers, embargoes, tariffs or shortages and other general economic or political conditions may limit our ability to obtain key components for our batteries or significantly increase freight charges, raw material costs and other expenses associated with our business, which could further materially and adversely affect our business, financial condition, prospects and results of operations.

Risks Related to Our Business and Industry

The battery market is intensely competitive. Competitors include new entrants and established companies, many of which have significantly greater resources than us. Our battery products must compete with advances in new battery chemistries and manufacturing methods as well as continued improvements in conventional batteries and battery anodes.

The battery market in which we compete continues to evolve rapidly and is highly competitive. To date, we have focused our efforts on our silicon nanowire technology, which is designed to outperform conventional lithium-ion battery technology and other battery technologies. However, lithium-ion battery technology has been widely adopted and our current competitors have, and future competitors may have, greater resources than us and may also be able to devote greater resources to the development of their current and future technologies. These competitors also may have greater access to customers and may be able to establish cooperative or strategic relationships amongst themselves or with third parties that may further enhance their resources and competitive positioning. In addition, lithium-ion battery manufacturers may make improvements in energy density faster than they have historically, continue to reduce cost and expand supply of conventional batteries and therefore reduce our energy density advantage and price premium, which would negatively impact the prospects for our business or negatively impact our ability to sell our battery products at a market-competitive price and sufficient margins.

There are a number of companies seeking to develop alternative approaches to lithium-ion battery technology. We expect competition in battery technology to intensify. Developments in alternative technologies or improvements in batteries technology made by competitors may materially adversely affect the sales, pricing and gross margins of our batteries. If a competing technology is developed that has superior operational or price performance, our business will be harmed. If we fail to accurately predict and ensure that our battery technology can address customers’ changing needs or emerging technological trends, or if our customers fail to achieve the benefits expected from our silicon nanowire technology, our business will be harmed.

We expect to commit significant resources to scale our battery manufacturing capacity and maintain a competitive position, and these commitments may be made without knowing whether such investments will result in products potential customers will accept. There is no assurance we will successfully identify new customer requirements, develop and bring our batteries to market on a timely basis, or that products and technologies developed by others will not render our batteries obsolete or noncompetitive, any of which would adversely affect our business, financial condition and results of operations.

Customers will be less likely to purchase our batteries if they are not convinced that our business will succeed in the long term. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed in the long term. Accordingly, in order to build and maintain our business, we must maintain confidence among current and future partners, customers, suppliers, analysts, ratings agencies and other parties in our long-term financial viability and business prospects. Maintaining such confidence may be particularly complicated by certain factors including those that are largely outside of our control, such as our limited operating history, market unfamiliarity with our battery products, any delays in scaling manufacturing, delivery and service operations to meet demand, competition and uncertainty regarding our production and sales performance compared with market expectations.

Our future sales opportunities depend in part on the growth of markets for battery-powered aviation applications. These applications may develop slower or at a size that is less than expected, to the extent they develop at all.

Our growth and future demand for our battery products is dependent in part upon the adoption by consumers of alternative fuel vehicles in general and battery-powered aviation applications in particular. The market for new energy vehicles is still evolving, characterized by changing technologies, competitive pricing and competitive factors, evolving government regulation and industry standards, and changing consumer demands and behaviors.

Market estimates and growth forecasts are also subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. For example, if the assumptions that we base our market forecasts on, including the continued development and availability of high performance batteries at a competitive price point, OEM investment in aircraft and software, consumer preference and, with respect to electric air transportation, regulatory approval and the requisite infrastructure, are incorrect, this expected growth may occur slower than expected, if it occurs at all. If the market for battery-powered applications in general does not develop as expected, or develops more slowly than expected, our business, financial condition, prospects and results of operations could be harmed.

Developments in alternative technology or other fossil fuel alternatives may adversely affect the demand for our battery products.

Significant developments in alternative technologies, such as fuel cell technology, advanced diesel, ethanol or natural gas, or breathing batteries, may materially and adversely affect our business, financial condition, prospects and results of operations in ways that we may not currently anticipate. Existing and other battery technologies, fuels or sources of energy may emerge as customers’ preferred alternatives to our battery products. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced alternative products, which could result in decreased revenue and adversely affect our prospects.

Our research and development efforts may not be sufficient to adapt to changes in alternative fuels or aviation and EV technology. As technologies evolve, we plan to develop more efficient manufacturing process, and advanced battery chemistry, which may also negatively impact the adoption of our other battery products. However, we may not compete effectively with alternative systems if we are not able to develop, source and integrate the latest technology into our battery products.

We have pursued and may continue to pursue development agreements and other strategic alliances, which could have an adverse impact on our business if they are unsuccessful.

We have entered into development agreements and master supply agreements with certain of our customers, and may in the future enter into similar arrangements and development agreements with our customers, including with Airbus and the U.S. Army. While offering potential benefits, these strategic alliances with OEMs and others could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by our partners and costs of establishing and maintaining new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of our partners and, to the extent any of them suffers negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with them. For example, if we rely on our partners’ manufacturing facilities, those operations would be outside of our control. We could experience delays if our partners do not meet agreed-upon timelines or experience capacity constraints, and in turn, we could lose customers and face reputational harm.

Our ability to grow will depend, in part, on our ability to contract with aviation and EV OEMs to incorporate our batteries in their products, which will require significant time and expense, and may not come to fruition.

Our success, and our ability to increase revenue and operate profitably, depends in part on our ability to contract with aviation and EV OEMs. This process will require significant time and resources, especially for incorporation into EVs. For example, EV manufacturers frequently require several years of evaluation prior to incorporating new products, like our batteries, into their EVs. This evaluation process includes, among other things, extensive safety and abuse tests, performance tests and cost modeling. We have not begun this process with any EV manufacturers. Thus, our efforts to expand our manufacturing and sales to OEMs may not be successful, and may never result in products that achieve market acceptance, create additional revenue or become profitable, thus harming our business, financial condition, prospects and results of operations.

Our research and development efforts strive to create products that are on the cutting edge of technology and meeting the evolving requirements of our customers, but competition in our industry is high. To secure acceptance of our battery products, we must also constantly develop and introduce cost-effective, increasingly more scalable silicon nanowire batteries with enhanced functionality and performance to meet evolving industry standards. If we are unable to retain and grow our existing customer relationships, or convert early trial deployments into meaningful orders, our business, financial condition, prospects and results of operations could be materially adversely affected.

If existing customers do not make subsequent purchases from us or renew their contracts with us, our revenue could decline, and our results of operations would be adversely impacted.

We derive a significant portion of our revenue from existing customers that expand their relationships with us. Increasing the size and number of the deployments of our existing customers is an important part of our growth strategy. We may not be effective in executing this or any other aspect of our growth strategy.

For our customers who individually represent 10% or more of period revenue, our top two customers together represented 80% of our revenue for the year ended December 31, 2021, our top three customers together accounted for 95% of our revenue for the year ended December 31, 2020, our top four customers together accounted for 83% of our revenue for the nine months ended September 30, 2022 and our top two customers together accounted for 84% of our revenue for the nine months ended September 30, 2021. Certain of our customers, including customers that represent a significant portion of our business, have in the past reduced their spend with us or terminated their agreements with us, which has reduced our anticipated future cash receipts or revenue from these customers. It is not possible for us to predict the future level of demand from our larger customers for our battery products, and there can be no assurance that our existing customers will continue to purchase from us.

Achieving renewal or expansion of deployments may require us to increasingly engage in sophisticated and costly sales efforts that may not result in additional sales. In addition, our customers’ decisions to expand the use of our battery products depends on a number of factors, including general economic conditions, the functioning of our batteries, and our customers’ satisfaction with our battery products. If our efforts to expand within our existing customer base are not successful, our business may suffer.

We may require additional capital to support business growth, and this capital might not be available on commercially reasonable terms or at all.

We may need additional capital before we commence production at scale, and it may not be available on acceptable terms, if at all. For example, our capital budget assumes, among other things, that our development timeline progresses as planned and our corresponding expenditures are consistent with current expectations, both of which are subject to various risks and uncertainties, including those described herein, and, as needed, that we are able to utilize the Committed Equity Financing.

More specifically, we expect our capital expenditures and working capital requirements to increase materially in the near future, as we design our automated, high-volume manufacturing line and scale up production. Through this process, we expect our operating expenses will increase substantially on account of increased headcount and other general and administrative expenses necessary to support a rapidly growing company.

As a result, we may need to access the debt and equity capital markets, including through the Committed Equity Financing, to obtain additional financing in the future. However, these sources of financing may not be available on acceptable terms, or at all. Our ability to obtain additional financing will be subject to a number of factors, including:

•	market conditions;

•	the level of success with our current manufacturing capabilities;

•	our operating performance;

•	investor sentiment; and

•	our ability to incur additional debt in compliance with any agreements governing our then-outstanding debt.

Additionally, if all of the Selling Securityholders were to sell their shares of Common Stock registered for resale in this prospectus, it could have a significant negative impact on the trading price of our Common Stock, which may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. See “—Risks Related to Ownership of Our Common Stock—The sale of all of the securities registered for resale in this prospectus and future sales of substantial amounts of our Common Stock or Public Warrants in the public markets, or the perception that such sales could occur, could cause the market price of our Common Stock and Public Warrants to drop significantly, even if our business is doing well.”

Further, the military conflict between Russia and Ukraine, which began in February 2022, has had an adverse impact on the global economy and financial markets. Although our business has not been directly impacted by this ongoing military conflict, as we have no assets or operations, and we have not purchased materials from, Russia, Belarus or Ukraine, it is impossible to predict the extent to which our operations, or those of our customers, suppliers and manufacturers, will be impacted in the short and long term, or the ways in which the conflict may impact our business. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be material.

These factors may make the timing, amount, terms or conditions of additional financings unattractive to us. If we raise additional funds by issuing equity, equity-linked or debt securities, those securities may have rights, references or privileges senior to the rights of our currently issued and outstanding equity or debt, and our existing stockholders may experience dilution. If we are unable to generate sufficient funds from operations or raise additional capital, we may be forced to take actions to reduce our capital or operating expenditures, including by eliminating redundancies, or reducing or delaying our production facility expansions, which may adversely affect our business, financial condition, prospects and results of operations.

It is not possible to predict the actual number of shares we will sell under the Committed Equity Purchase Agreement to BRPC II, or the actual gross proceeds resulting from those sales.

On September 27, 2022, we entered into the Committed Equity Purchase Agreement with BRPC II, pursuant to which BRPC II committed to purchase up to $200,000,000 of shares of our Common Stock, subject to certain limitations and conditions set forth in the Committed Equity Purchase Agreement. The shares of our Common Stock that may be issued under the Committed Equity Purchase Agreement may be sold by us to BRPC II at our discretion from time to time over the 24-month period beginning on the date of the Commencement.

We generally have the right to control the timing and amount of any sales of our shares of Common Stock to BRPC II under the Committed Equity Purchase Agreement. Sales of our Common Stock, if any, to BRPC II under the Committed Equity Purchase Agreement will depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to BRPC II all, some or none of the shares of our Common Stock that may be available for us to sell to BRPC II pursuant to the Committed Equity Purchase Agreement.

Any shares of Common Stock issued in the Committed Equity Financing to BRPC II other than the Commitment Shares will be purchased by BRPC II at current market prices less a 3.0% fixed discount. Because the purchase price per share to be paid by BRPC II for the shares of Common Stock that we may elect to sell to BRPC II under the Committed Equity Purchase Agreement, if any, will fluctuate based on the market prices of our Common Stock at the time we elect to sell shares to BRPC II pursuant to the Committed Equity Purchase Agreement, if any, it is not possible for us to predict, prior to any such sales, the number of shares of Common Stock that we will sell to BRPC II under the Committed Equity Purchase Agreement, the purchase price per share that BRPC II will pay for shares purchased from us under the Committed Equity Purchase Agreement, or the aggregate gross proceeds that we will receive from those purchases by BRPC II under the Committed Equity Purchase Agreement.

Although the Committed Equity Purchase Agreement provides that we may sell up to an aggregate of $200,000,000 of our Common Stock to BRPC II, only 16,825,366 shares of our Common Stock are being registered for resale under a registration statement on Form S-1 (the “Committed Equity Registration Statement”). If it becomes necessary for us to issue and sell to BRPC II under the Committed Equity Purchase

Agreement more than the 16,825,366 shares being registered for resale under the Committed Equity Registration Statement in order to receive aggregate gross proceeds equal to $200,000,000 under the Committed Equity Purchase Agreement, we must first file with the SEC one or more additional registration statements to register under the Securities Act the resale by BRPC II of any such additional shares of our Common Stock we wish to sell from time to time under the Committed Equity Purchase Agreement, which the SEC must declare effective before we may elect to sell any additional shares of our Common Stock to BRPC II under the Committed Equity Purchase Agreement.

Under the applicable NYSE rules, in no event may the Company issue to BRPC II under the Committed Equity Purchase Agreement more than 16,825,366 shares of Common Stock, which number of shares is equal to 19.99% of the shares of the Common Stock outstanding immediately prior to the execution of the Committed Equity Purchase Agreement (the “Exchange Cap”), unless the Company obtains stockholder approval to issue shares of Common Stock in excess of the Exchange Cap in accordance with the applicable NYSE rules. The Exchange Cap is not applicable to issuances and sales of Common Stock pursuant to VWAP Purchases and Intraday VWAP Purchases that we may effect pursuant to the Committed Equity Purchase Agreement, to the extent such shares of Common Stock are sold in such VWAP Purchases and Intraday VWAP Purchases (as applicable) at a price equal to or in excess of the applicable “minimum pric e” (as defined in the applicable listing rules of the NYSE) of the Common Stock, calculated at the time such VWAP Purchases and Intraday VWAP Purchases (as applicable) are effected by us under the Committed Equity Purchase Agreement, if any, as adjusted to take into account our issuance of the Commitment Shares to BRPC II and our reimbursement of a certain amount of BRPC II’s legal fees and expenses. Moreover, the Company may not issue or sell any shares of Common Stock to BRPC II under the Committed Equity Purchase Agreement which, when aggregated with all other shares of Common Stock then beneficially owned by BRPC II and its affiliates (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13d-3 thereunder), would result in BRPC II beneficially owning more than 4.99% of the outstanding shares of Common Stock.

Any issuance and sale by us under the Committed Equity Purchase Agreement of a substantial amount of shares of Common Stock in addition to the 16,825,366 shares of Common Stock being registered for resale by BRPC II under the Committed Equity Registration Statement could cause additional substantial dilution to our stockholders. The number of shares of our Common Stock ultimately offered for sale by BRPC II is dependent upon the number of shares of Common Stock, if any, we ultimately elect to sell to BRPC II under the Committed Equity Purchase Agreement.

Our future growth and success depend in part on our ability to grow our customer base and effectively sell to a wide variety of customers.

Our potential customers are manufacturers of products that tend to be large enterprises or governmental agencies. Therefore, our future success will depend on our ability to grow our customer base and effectively sell to a wide variety of customers. Sales to these end-customers involve risks that may not be present (or that are present to a lesser extent) with sales to smaller customers. These risks include, but are not limited to, (i) increased purchasing power and leverage held by large customers in negotiating contractual arrangements with us and (ii) longer sales cycles and the associated risk that substantial time and resources may be spent on a potential end-customer that elects not to purchase our solutions.

Large organizations often undertake a significant evaluation process that results in a lengthy sales cycle. In addition, product purchases by large organizations are frequently subject to budget constraints, multiple approvals and unanticipated administrative, processing and other delays. Finally, large organizations typically have longer implementation cycles, require greater product functionality and scalability, require a broader range of services, demand that vendors take on a larger share of risks, require acceptance provisions that can lead to a delay in revenue recognition and expect greater payment flexibility. All of these factors can add further risk to business conducted with these potential customers.

In addition, if we were unable to maintain or increase our customer retention rates or generate new customers in a cost-effective manner, our business, financial condition and results of operations would likely be adversely affected. We cannot assure you that we will be able to maintain or grow our customer base in a cost-effective way. If we are unable to develop high quality products at scale, or introduce new products, we may fail to attract new customers or lose our existing customers, which could adversely affect our growth and profitability.

Our business model has yet to be tested and any failure to realize our strategic plans would have an adverse effect on our operating results and business, harm our reputation and could result in substantial liabilities that exceed our resources.

There is additional risk associated with new enterprises like Amprius, that are encountering new challenges and issues for the first time, many of which are beyond our control, including substantial risks and expenses in the course of establishing or entering new markets, organizing operations and undertaking marketing activities. The likelihood of our success must be considered in light of these risks, expenses, complications, delays and the competitive environment in which we operate. There is, therefore, nothing at this time upon which to base an assumption that our business plan will prove successful, and we may not be able to generate significant revenue, raise additional capital or operate profitably. We will continue to encounter risks and difficulties frequently experienced by early commercial stage companies, including scaling up our infrastructure and headcount, and may encounter unforeseen expenses, difficulties or delays in connection with our growth. In addition, as a result of the capital requirements of our business, we can be expected to continue to sustain substantial operating expenses without generating sufficient revenue to cover expenditures. Any investment in our company is therefore highly speculative and could result in the loss of your entire investment.

It is difficult to predict our future revenues and appropriately budget for our expenses, and we have limited insight into trends that may emerge and affect our business. In the event that actual results differ from our estimates or we adjust our estimates in future periods, our business, financial condition, prospects and results of operations could be materially affected.

We are an early stage company with a history of financial losses and expect to incur significant expenses and continuing losses for the foreseeable future.

We have incurred significant operating losses since our inception. We incurred a net loss of approximately $9.9 million and $11.3 million during the year ended December 31, 2021 and the nine months ended September 30, 2022, respectively. We believe that we will continue to incur operating and net losses each quarter until at least the time we begin scaled production of our batteries.

We expect the rate at which we will incur losses to be significantly higher in future periods as we, among other things: continues to incur significant expenses in connection with building out our high-volume manufacturing facility and manufacturing line; hiring the experienced scientific, quality-control, and manufacturing personnel needed to operate our scaled manufacturing processes; building up inventories of components for our batteries; increasing our sales and marketing activities; develop our distribution infrastructure; and increasing our general and administrative functions to support our growing operations. We may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in revenues, which would further increase our losses.

If we fail to effectively manage our future personnel growth, we may not be able to market and sell our batteries successfully.

Our future success depends upon our ability to grow, and if we are unable to manage our personnel growth effectively, we may incur unexpected expenses and be unable to meet our eventual customers’ requirements, all of which could materially adversely affect our business, financial condition, prospects and results of operations. To manage our current and anticipated future growth effectively, we must continue to maintain and enhance our infrastructure, financial and accounting systems and controls. We must also attract, train and retain a significant number of scientists, engineers, sales and marketing personnel, technical and manufacturing personnel and management personnel, and the availability of such personnel may be constrained. For more information, see “—We may not succeed in retaining and attracting key employees, particularly technical talent, needed to operate and build our business successfully.”

As we continue to grow, including from the integration of employees and businesses acquired in connection with future acquisitions, we may find it difficult to maintain important aspects of our corporate culture, which could negatively affect our profitability and our ability to retain and recruit qualified personnel who are essential for our future success. If we do not effectively manage our growth, we may not be able to execute on our growth plan, respond to competitive pressures, take advantage of market opportunities, satisfy customer requirements or manufacture high-quality battery products. Additionally, we may not be able to expand and upgrade our infrastructure to accommodate future growth.

Failure to effectively manage our growth could also lead us to over-invest or under-invest in development and operations; result in weaknesses in our infrastructure, systems or controls; give rise to operational mistakes, financial losses, loss of productivity or business opportunities; and result in loss of employees and reduced productivity of remaining employees. Our growth is expected to require significant capital expenditures, which may lower our earnings, and may divert financial resources from other projects such as the development of new products and services. If we are unable to manage our growth effectively, our expenses may increase more than expected, our revenue may not increase or may grow more slowly than expected and we may be unable to implement our business strategy.

We have been, and may in the future be, adversely affected by the global COVID-19 pandemic and/or any other pandemic.

We face various risks related to epidemics, pandemics and other outbreaks, including the recent COVID-19 pandemic. The impact of COVID-19, including changes in consumer and business behavior, pandemic fears and market downturns, and restrictions on business and individual activities, has created significant volatility in the global economy and led to reduced economic activity. If a significant portion of our workforce is unable to work due to COVID-19 illness, quarantine or other government restrictions in connection with COVID-19, our operations may be negatively impacted. The spread of COVID-19 has also impacted our potential customers and suppliers by disrupting the manufacturing, delivery and overall supply chain of battery and device manufacturers. As a result, the effects of the COVID-19 pandemic could impact the availability of materials and resources necessary for our operations.

The pandemic has resulted in government authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, stay-at-home or shelter-in-place orders, and business shutdowns. For example, some employees at our headquarters located in Fremont, California were subject to a stay-at-home order from the state government for a period of time. These measures have and may continue to adversely impact our employees and operations and the operations of our suppliers, vendors and business partners, and may negatively impact our sales and marketing activities. In addition, various aspects of our business cannot be conducted remotely. These measures by government authorities may remain in place for a significant period of time and could adversely affect our future manufacturing plans, sales and marketing activities, business and results of operations. We may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, suppliers, vendors and business partners.

The extent to which the COVID-19 pandemic continues to impact our business, financial condition, prospects and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including the duration and spread of the pandemic, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating activities can resume. Even after the COVID-19 pandemic has subsided, we may continue to experience an adverse impact to our business as a result of its global economic impact, including any recession that has occurred or may occur in the future.

There are no comparable recent events that may provide guidance as to the effect of the spread of COVID-19 and a pandemic, and, as a result, the ultimate impact of the COVID-19 pandemic or a similar health epidemic is highly uncertain.

Certain members of our management do not have experience in operating a public company.

Certain of our executive officers do not have experience in the management of a publicly traded company. Our management team may not successfully or effectively manage our recent transition to being a public company due to significant regulatory oversight and reporting obligations under federal securities laws and the continuous scrutiny of securities analysts and investors. We may not have adequate personnel with the appropriate level of knowledge, experience, and training in the policies, practices or internal controls over financial reporting required of public companies in the United States. As a result, we may be required to pay higher outside legal, accounting or consulting costs than our competitors, and our management team members may have to devote a higher proportion of their time to issues relating to compliance with the laws applicable to public companies, both of which might put us at a disadvantage relative to competitors.

Our insurance coverage may not be adequate to protect us from all business risks.

We may be subject, in the ordinary course of business, to losses resulting from products liability, accidents, acts of God, and other claims against us, for which we may have no insurance coverage. As a general matter, the policies that we do have may include significant deductibles or self-insured retentions, and we cannot be certain that our insurance coverage will be sufficient to cover all future losses or claims against us. A loss that is uninsured or which exceeds policy limits may require us to pay substantial amounts, which could adversely affect our business, financial condition and results of operations.

We identified material weaknesses in our internal controls over financial reporting. If we are unable to develop and maintain an effective system of internal controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our stock price, business and operating results.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports in a timely manner. In connection with the audit of Legacy Amprius’ financial statements for the year ended December 31, 2021, we identified two material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The first material weakness related to Legacy Amprius not designing or maintaining an effective control environment specific to the areas of its financial reporting and close process, including ineffective review, analysis and approval of journal entries and ineffective review of monthly financial statements. This material weakness resulted in misstatements that were corrected prior to the completion and issuance of Legacy Amprius’ audited financial statements.

The second material weakness related to inadequate segregation of incompatible duties due to the small size of Legacy Amprius’ accounting and finance team.

In order to address these identified material weaknesses, we are in the process of increasing resources within our finance department, including the expansion of our accounting, control and compliance functions to develop and implement continued improvements and enhancements to address the overall deficiencies that led to the material weaknesses. Our management believes that these actions will enable us to address the material weaknesses that were identified in a timely manner and maintain properly designed and effective system of internal control over financial reporting and provide appropriate segregation of duties. However, these remediation measures may be time consuming and costly and there is no assurance that these initiatives will ultimately have the intended effects.

We plan to continue to assess our internal controls and procedures and intend to take further action as necessary or appropriate to address any other matters we identify. We cannot assure you that the measures we have taken to date and may take in the future, will be sufficient to remediate the control deficiencies that led to our material weaknesses in internal control over financial reporting or that it will prevent or avoid potential future material weaknesses. The effectiveness of our internal control over financial reporting is subject to various inherent limitations, including cost limitations, judgments used in decision making, assumptions about the likelihood of future events, the possibility of human error and the risk of fraud. If we are unable to remediate the material weaknesses, our ability to record, process and report financial information accurately, and to prepare financial statements within the time periods specified by the forms of the SEC, could be adversely affected which, in turn, to may adversely affect our reputation and business and the market price of our Common Stock. In addition, any such failures could result in litigation or regulatory actions by the SEC or other regulatory authorities, loss of investor confidence, delisting of our securities and harm to our reputation and financial condition, or diversion of financial and management resources from the operation of our business.

In addition, it is possible that control deficiencies could be identified by our management or by our independent registered public accounting firm in the future or may occur without being identified. Such a failure could result in regulatory scrutiny and cause investors to lose confidence in our reported financial condition, lead to a default under future indebtedness and otherwise have a material adverse effect on our business, financial condition, cash flow or results of operations.

As a public company, we are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of its internal control over financial reporting for future annual reports on Form 10-K to be filed with the SEC. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Eventually, it is possible that our independent registered public accounting firm will also be required to audit the effectiveness of our internal control over financial reporting in future annual reports on Form 10-K to be filed with the SEC. We are required to disclose changes made in our internal control over financial reporting on a quarterly basis. Failure to comply with the Sarbanes-Oxley Act could potentially subject us to sanctions or investigations by the SEC, the applicable stock exchange or other regulatory authorities, which would require additional financial and management resources. We have begun the process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404 in the future, but we may not be able to complete our evaluation, testing and any required remediation in a timely fashion.

Our ability to utilize our net operating losses, tax credit carryforwards, and certain other tax attributes to offset future taxable income may be subject to certain limitations.

In general, under Section 382 of the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to use its pre-change net operating loss carryforwards, or NOLs, to offset future taxable income. The limitations apply if a corporation undergoes an “ownership change,” which is generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a three-year period. If Legacy Amprius experienced an ownership change at any time since its incorporation, we may already be subject to limitations on our ability to utilize Legacy Amprius’ existing NOLs and other tax attributes to offset taxable income or tax liability. In addition, future changes in our stock ownership, which may be outside of our control, may trigger an ownership change. Similar provisions of state tax law may also apply to limit our use of accumulated state tax attributes. As a result, even if we earn net taxable income in the future, our ability to use our or Legacy Amprius’ pre-change NOL carryforwards and other tax attributes to offset such taxable income or tax liability may be subject to limitations, which could potentially result in increased future income tax liability to us. Further, because Legacy Amprius and Amprius Holdings were members of a consolidated group for U.S. federal income tax purposes up to the Closing Date, NOLs and other tax attributes of Legacy Amprius are available to be utilized by any member of the consolidated group. Accordingly, our existing NOLs and other tax attributes may not be available to offset future income tax liabilities.

There is also a risk that changes in law or regulatory changes made in response to the need for some jurisdictions to raise additional revenue to help counter the fiscal impact from the COVID-19 pandemic or for other unforeseen reasons, including suspensions on the use of net operating losses, tax credits, and other tax attributes, possibly with retroactive effect, may result in our and Legacy Amprius’ existing net operating losses, tax credits, or other tax attributes expiring or otherwise being unavailable to offset future income tax liabilities. Also, starting in fiscal year 2022, the Tax Cuts and Jobs Act requires taxpayers to capitalize research and development expenditures and to amortize domestic expenditures over five years and foreign expenditures over 15 years. If Congress does not modify or repeal this provision, it may result in the acceleration of future taxable income (and associated income tax liabilities) for us, beginning in fiscal year 2022. Any resulting income tax liabilities may reduce our cash flows beginning in fiscal year 2022.

The Internal Revenue Service (“IRS”) or other taxing authority could assert income tax liability against the Company, notwithstanding the provisions of the Tax Sharing Agreement.

Under the Tax Sharing Agreement with Amprius Holdings, Amprius Holdings generally would be required to indemnify the Company for the U.S. federal income tax liabilities of the U.S. federal consolidated group of which Amprius Holdings and Legacy Amprius were members (and any similar consolidated, combined or unitary tax group for state tax purposes) for taxable periods prior to (and including) the Closing Date (a “Consolidated Return Year”). The Tax Sharing Agreement also provides that Amprius Holdings will generally control any tax returns and any tax audits or other proceedings for the taxes addressed by the Tax Sharing Agreement. However, the Tax Sharing Agreement is not binding on the IRS or other state taxing authority, and does not prevent the IRS or other state taxing authority from asserting a tax claim against Legacy Amprius or the Company for any unpaid income tax liabilities of Legacy Amprius or Amprius Holdings for any Consolidated Return Year. If that were to occur, the Company would be required to seek indemnification against Amprius Holdings for payment of any amounts on such claims, and Amprius Holdings’ ability to satisfy such claims may depend on whether Amprius Holdings is able to sell sufficient shares of the Company to satisfy the tax liability.

The unavailability, reduction or elimination of government and economic incentives could have a material adverse effect on our business, financial condition, prospects and results of operations.

We currently, and expect to continue to, benefit from certain government subsidies and economic incentives including tax credits, rebates and other incentives that support the development and adoption of clean energy technology. For example, the Inflation Reduction Act of 2022 introduces or extends a number of tax credits to promote clean energy development. We cannot assure you that we will be able to benefit from such programs or that these subsidies and incentive programs will be available to us at the same or comparable levels in the future.

Specifically, in October 2022, we were awarded a $50 million cost sharing grant from the U.S. Department of Energy. The cost sharing grant is dependent on the successful negotiation of a final contract, and among the terms to be finalized are the portion of relevant costs that will be covered by the grant. Even if we are able to successfully negotiate a final contract, we may not receive any funding if we are not able to satisfy the terms of the grant, including any matching requirements. In addition, such funding may still be insufficient to complete the project. See “Risks Related to Our Business and Industry—We may require additional capital to support business growth, and this capital might not be available on commercially reasonable terms or at all.”

Any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, or the reduced need for such subsidies and incentives due to the perceived success of clean and renewable energy products or other reasons, may require us to seek additional financing, which may not be obtainable on commercially attractive terms or at all, and may result in the diminished competitiveness of the battery cell industry generally or our silicon nanowire battery cells in particular. Any change in the level of subsidies and incentives from which we benefit could materially and adversely affect our business, financial condition, prospects and results of operations.

A significant portion of our business depends on sales to the public sector, and our failure to receive and maintain government contracts or changes in the contracting or fiscal policies of the public sector could have a material adverse effect on our business.

We currently rely on U.S. government contracts (as a prime contractor or subcontractor) for a material portion of our revenue and to partially fund our research and development activities, and we believe that the success and growth of our business will continue to depend on our successful procurement of government contracts.

Sales to government agencies are subject to a number of challenges and risks. Selling to government agencies can be highly competitive, expensive, and time-consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. We also must comply with laws and regulations relating to the formation, administration, and performance of contracts, which provide public sector customers rights, many of which are not typically found in commercial contracts.

Accordingly, our business, financial condition, prospects and results of operations may be adversely affected by certain events or activities, including, but not limited to:

•	changes in fiscal or contracting policies or decreases in available government funding;

•	changes in government programs or applicable requirements;

•

changes in the political environment, including before or after a change to the leadership within the government administration, and any resulting uncertainty or changes in policy or priorities and resultant funding;

•

appeals, disputes, or litigation relating to government procurement, including but not limited to bid protests by unsuccessful bidders on potential or actual awards of contracts to us or our partners by the government;

•	the adoption of new laws or regulations or changes to existing laws or regulations;

•	influence by, or competition from, third parties with respect to pending, new, or existing contracts with government customers; and

•	increased or unexpected costs or unanticipated delays caused by other factors outside of our control, such as performance failures of our subcontractors.

•

Any such event or activity, among others, could cause governments and governmental agencies to delay or refrain from purchasing our battery products in the future, reduce the size or payment amounts of purchases from existing or new government customers, or otherwise have an adverse effect on our business, financial condition, prospects and results of operations.

Government contracts often also contain provisions and are subject to laws and regulations that provide government customers with additional rights and remedies not typically found in commercial contracts. These rights and remedies allow government customers, among other things, to:

•	terminate existing contracts for convenience;

•	reduce orders under or otherwise modify contracts;

•

for contracts subject to the Truth in Negotiations Act, reduce the contract price or cost where it was increased because a contractor or subcontractor furnished cost or pricing data during negotiations that was not complete, accurate, and current;

•

for some contracts, (i) demand a refund, make a forward price adjustment, or terminate a contract for default if a contractor provided inaccurate or incomplete data during the contract negotiation process and (ii) reduce the contract price under triggering circumstances, including the revision of price lists or other documents upon which the contract award was predicated;

•	decline to exercise an option to renew a multi-year contract;

•

claim rights in solutions, systems, or technology produced by us, appropriate such work-product for their continued use without continuing to contract for our services, and disclose such work-product to third parties, including other government agencies and our competitors, which could harm our competitive position;

•	prohibit future procurement awards with a particular agency due to a finding of organizational conflicts of interest;

•	suspend or debar us from doing business with the applicable government; and

•	control or prohibit the export of our battery products and technology.

Government contracts are also generally subject to greater scrutiny by the government, which can initiate reviews, audits and investigations regarding our compliance with government contract requirements. Current and new regulations or procurement requirements (including, for example regulations regarding counterfeit and corrupt parts, supply chain diligence, mandatory socioeconomic compliance requirements and cybersecurity) or changes to current requirements could increase our costs and risk of non-compliance. Failure to comply with government contracting laws, regulations and contract requirements, or adverse findings from a government audit or investigation can lead to criminal, civil or administrative proceedings (including pursuant to the False Claims Act), termination of contracts, forfeiture of profits, suspension of payments, adverse media coverage, fines and suspension or debarment from doing business with U.S. government agencies, all of which may have an adverse effect on our reputation, business, financial condition, prospects and results of operations.

Our technology and our website, systems, and data we maintain may be subject to intentional disruption, security breaches and other security incidents, or alleged violations of laws, regulations, or other obligations relating to data handling that could result in liability and adversely impact our reputation and future sales. We may be required to expend significant resources to continue to modify or enhance our protective measures to detect, investigate and remediate vulnerabilities to security breaches and incidents. Any actual or alleged failure to comply with applicable cybersecurity or data privacy legislation or regulation could have a material adverse effect on our business, reputation, results of operations or financial condition.

We expect to face significant challenges with respect to information security and maintaining the security and integrity of our systems and other systems used in our business, as well as with respect to the data stored on or processed by these systems. We also anticipate receiving and storing confidential business information of our partners and customers. Advances in technology, an increased level of sophistication and expertise of hackers, and new discoveries in the field of cryptography can result in a compromise or breach of the systems used in our business or of security measures used in our business to protect confidential information, personal information, and other data. We may be a target for attacks designed to disrupt our operations or to attempt to gain access to our systems or to data that we possess, including proprietary information that we obtain from our partners pursuant to our agreements with them. We also are at risk for interruptions, outages and breaches of our and our outsourced service providers’ operational systems and security systems, our integrated software and technology, and data that we or our third-party service providers process or possess. These may be caused by, among other causes, physical theft, viruses, or other malicious code, denial or degradation of service attacks, ransomware, social engineering schemes, and insider theft or misuse. We have suffered security incidents in the past. In

December 2021, we experienced a ransomware incident and notified certain employees of such incident. The security risks we and our outsourced service providers face could also be elevated in connection with the Russian invasion of Ukraine, as we and our outsourced service providers are vulnerable to a heightened risk of cyberattacks from or affiliated with nation-state actors, including retaliatory attacks from Chinese or Russian actors against U.S.-based companies.

The availability and effectiveness of our silicon nanowire anode technology and our ability to conduct our business and operations depend on the continued operation of information technology and communications systems, some of which we have yet to develop or otherwise obtain the ability to use. Systems we currently use or may use in the future in conducting our business, including data centers and other information technology systems, will be vulnerable to damage or interruption. Such systems could also be subject to break-ins, sabotage and intentional acts of vandalism, as well as disruptions and security breaches and security incidents as a result of non-technical issues, including intentional or inadvertent acts or omissions by employees, service providers, or others. We currently use, and may use in the future, outsourced service providers to help provide certain services, and any such outsourced service providers face similar security and system disruption risks as us. Our ability to monitor our outsourced service providers’ security measures is limited, and, in any event, third parties may be able to circumvent those security measures, resulting in the unauthorized access to, misuse, acquisition, disclosure, loss, alteration, or destruction of personal, confidential, or other data, including data relating to individuals. Some of the systems used in our business will not be fully redundant, and our disaster recovery planning cannot account for all eventualities. Any data security incidents or other disruptions to any data centers or other systems used in our business could result in lengthy interruptions in our service and may adversely affect our reputation, business, financial condition, prospects and results of operations.

Significant capital and other resources may be required in efforts to protect against information security breaches, security incidents, and system disruptions, or to alleviate problems caused by actual or suspected information security breaches and other data security incidents and system disruptions. The resources required may increase over time as the methods used by hackers and others engaged in online criminal activities and otherwise seeking to obtain unauthorized access to systems or data, and to disrupt systems, are increasingly sophisticated and constantly evolving. In particular, ransomware attacks have become more prevalent in the industrial sector, which could materially and adversely affect our ability to operate and may result in significant expense.

In addition, we may face increased compliance burdens regarding such requirements with regulators and customers regarding our battery products and also incur additional costs for oversight and monitoring of our supply chain. These additional compliance and logistical burdens are attenuated through our international partnerships. We also cannot be certain that these systems, networks, and other infrastructure or technology upon which we rely, including those of our third-party suppliers or service providers, will be effectively implemented, maintained or expanded as planned, or will be free from bugs, defects, errors, vulnerabilities, viruses, ransomware, or other malicious code. We may be required to expend significant resources to make corrections or to remediate issues that are identified or to find alternative sources.

Any failure or perceived failure by us or our service providers to prevent information security breaches or other security incidents or system disruptions, or any compromise of security that results in or is perceived or reported to result in unauthorized access to, or loss, theft, alteration, release or transfer of, our information, or any personal information, confidential information, or other data could result in loss or theft of proprietary or sensitive data and intellectual property, could harm our reputation and competitive position and could expose us to legal claims, regulatory investigations and proceedings, and fines, penalties, and other liability. Any such actual or perceived security breach, security incident or disruption could also divert the efforts of our technical and management personnel and could require us to incur significant costs and operational consequences in connection with investigating, remediating, eliminating and putting in place additional tools, devices, policies, and other measures designed to prevent actual or perceived security breaches and other incidents and system disruptions. Moreover, we could be required or otherwise find it appropriate to expend significant capital and other resources to respond to, notify third parties of, and otherwise address the incident or breach and its root cause, and most jurisdictions have enacted laws requiring companies to notify individuals, regulatory authorities and others of security breaches involving certain types of data.

Further, we cannot assure that any limitations of liability provisions in our current or future contracts that may be applicable would be enforceable or adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim relating to a security breach or other security-related matter. We also cannot be sure that our existing insurance coverage will continue to be available on acceptable terms or will be available in sufficient amounts to cover claims related to a security breach or incident, or that the insurer will not deny coverage as to any future claim. The successful assertion of claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, including our reputation, financial condition, and results of operations.

Additionally, laws, regulations, and other actual and potential obligations relating to privacy, data hosting and other processing of data, data protection, and data security are evolving rapidly, and we expect to potentially be subject to new laws and regulations, or new interpretations of laws and regulations, in the future in various jurisdictions. These laws, regulations, and other obligations, and changes in their interpretation, could require us to modify our operations and practices, restrict our activities, and increase our costs. Further, these laws, regulations, and other obligations are complex and evolving rapidly, and we cannot provide assurance that we will not be subject to claims, allegations, or other proceedings related to actual or alleged obligations relating to privacy, data protection, or data security. It is possible that these laws, regulations, and other obligations may be inconsistent with one another or be interpreted or asserted to be inconsistent with our business or practices. We anticipate needing to dedicate substantial resources to comply with laws, regulations, and other obligations relating to privacy and data security in order to comply. Any failure or alleged or perceived failure to comply with any applicable laws, regulations, or other obligations relating to privacy, data protection, or data security could also result in regulatory investigations and proceedings, and misuse of or failure to secure data relating to individuals could also result in claims and proceedings against us by governmental entities or others, penalties and other liability, and damage to our reputation and credibility, and could have a negative impact on our business, financial condition, prospects and results of operations.

UBS Securities LLC (“UBS”), one of the underwriters in the IPO, was to be compensated, in part, on a deferred basis for already-rendered underwriting services in connection with the IPO, yet UBS gratuitously, and without any consideration from Kensington, waived such compensation. As a result, UBS disclaims any responsibility for the Company’s registration statement on Form S-4 and the related proxy statement/prospectus filed in connection with the Business Combination and will not be associated with the disclosure or underlying business analysis related to the Business Combination.

UBS acted as an underwriter in the IPO. The underwriters in the IPO received an underwriting discount of $0.20 per unit, or $4.6 million in the aggregate, upon the closing of the IPO. Subject to certain limitations, an additional fee of $0.18 per unit, or approximately $4.0 million in the aggregate, was agreed to be paid to the underwriters for deferred underwriting commissions at the consummation of the Business Combination. Prior to the consummation of the Business Combination, on September 6, 2022, UBS sent Kensington a letter stating that it is resigning, and is ceasing and refusing to act, as an underwriter in connection with the Business Combination and the related registration statement on Form S-4. In addition, following the delivery of such resignation letter, UBS gratuitously, and without any consideration from Kensington, waived its claim to the deferred underwriting commission, despite having performed all of its obligations to obtain the fee upon closing of the Business Combination. UBS did not communicate to Kensington its reasons for its resignation or waiving the deferred underwriting commission, and Kensington did not correspond with UBS about the reasons for its resignation or waiver.

The Company does not currently have any ongoing relationship with UBS. UBS was not involved in the preparation of any disclosure included in the Company’s proxy statement/prospectus filed with the SEC on September 1, 2022 relating to the Business Combination. Further, UBS did not assist in the preparation or review of any materials for Kensington or Legacy Amprius in connection with the Business Combination and did not participate in any other aspect of the Business Combination. As such, the resignation by UBS did not impact Kensington’s evaluation of the Business Combination. However, investors should be aware that a fee waiver for services already rendered is unusual. As a result of such resignation, UBS disclaims any responsibility for the Company’s registration statement on Form S-4 and the related proxy statement/prospectus filed in connection with the Business Combination and will not be associated with the disclosure or underlying business analysis related to the Business Combination. You should not put any reliance on the fact that UBS was previously involved with any aspect of the Business Combination.

Risks Related to Intellectual Property

We rely heavily on our intellectual property portfolio. If we are unable to protect our intellectual property rights, our business and competitive position would be harmed.

We may not be able to prevent unauthorized use of our intellectual property, which could harm our business and competitive position. We rely upon a combination of various intellectual property protections afforded by patent, copyright, trademark and trade secret laws in the United States and other jurisdictions, as well as contractual protections afforded by license agreements and other agreements, to establish, maintain and enforce rights in our proprietary technologies. In addition, we seek to protect our intellectual property rights through nondisclosure and invention assignment agreements with our employees and consultants, and through non-disclosure agreements with business partners and other third parties. Despite our efforts to protect our proprietary rights, third parties may, without proper authorization, attempt to copy or otherwise obtain and use our intellectual property or be able to design around our intellectual property. Monitoring unauthorized use of our intellectual property is difficult and costly, and the steps we have taken or will take to prevent misappropriation may not be adequate, sufficient, or effective. Any enforcement efforts we undertake, including litigation, could be time-consuming and expensive and could divert management’s attention, which could harm our business, results of operations and financial condition. Moreover, certain proprietary technology that is stored on computer systems could be penetrated by intruders and potentially misappropriated. There is no guarantee that our efforts to protect our computer systems will be effective. In addition, existing intellectual property laws and contractual remedies may afford less protection than needed to safeguard our intellectual property portfolio.

Patent, copyright, trademark and trade secret laws vary significantly throughout the world. A number of foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States. Therefore, our intellectual property rights may not be as strong or as easily enforced outside of the United States and efforts to protect against the unauthorized use of our intellectual property rights, technology and other proprietary rights may be more expensive and difficult outside of the United States. Further, we have not established our intellectual property rights in all countries in the world, and competitors may copy our designs and technology and operate in countries in which it has not prosecuted our intellectual property. Failure to adequately protect our intellectual property rights could result in our competitors using our intellectual property to offer products, and competitors’ ability to design around our intellectual property would enable competitors to offer similar or better batteries, in each case potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue which, would adversely affect our business, financial condition, prospects and results of operations.

We may need to defend ourselves against intellectual property infringement claims, which may be time-consuming and could cause us to incur substantial costs.

Companies, organizations or individuals, including our current and future competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, distribute, or sell our battery products, which could make it more difficult for us to operate our business. From time to time, we may receive inquiries from holders of patents or trademarks inquiring whether we are infringing their proprietary rights and/or seek court declarations that they do not infringe upon our intellectual property rights. Companies holding patents or other intellectual property rights relating to batteries, electric motors or electronic power management systems may bring suits alleging infringement by our battery products of such rights or otherwise asserting their rights and seeking licenses. In addition, if we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

•	cease selling, incorporating or using products that incorporate the challenged intellectual property;

•	pay substantial damages;

•	obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all; or

•	redesign our batteries.

We have in the past experienced infringement claims from non-practicing organizations (sometimes referred to as “patent trolls”) filing lawsuits for patent infringement. For example, in December 2020, we settled a patent infringement case against us and agreed to make licensing payments in connection with such settlement. We may be subject to additional infringement claims in the future, and even if we believe such claims are without merit, such claims are time-consuming, expensive to litigate or settle and can divert management’s resources and attention. An adverse determination could require that we pay damages, which could be substantial, or stop using technologies found to be in violation of a third-party’s rights and could prevent us from selling our batteries. In order to avoid these restrictions, we may have to seek a license for the technology. Any such license may not be available on reasonable terms or at all, could require us to pay significant royalties and may significantly increase our operating expenses or otherwise seriously harm our business or operating results.

In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology, our business, financial condition, prospects and results of operations could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs and diversion of resources and management’s attention.

We also license patents and other intellectual property from third parties, and we may face claims that our use of this intellectual property infringes the rights of others. In such cases, we may seek indemnification from our licensors under our license contracts with them. However, our rights to indemnification may be unavailable or insufficient to cover our costs and losses, depending on our use of the technology, whether we choose to retain control over conduct of the litigation, and other factors.

Our patent applications may not result in issued patents or our patent rights may be contested, circumvented, invalidated or limited in scope, any of which could have a material adverse effect on our ability to prevent others from interfering with our commercialization of our batteries.

Our patent applications may not result in issued patents, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours. The status of patents involves complex legal and factual questions and the breadth of claims allowed is uncertain. As a result, we cannot be certain that the patent applications that we file will result in patents being issued, or that our patents and any patents that may be issued to us will afford protection against competitors with similar technology. Numerous patents and pending patent applications owned by others exist in the fields in which we have developed and is and will be developing our technology. In addition to those who may claim priority, any of our existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable. Furthermore, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications related to issued U.S. patents will be issued.

Even if our patent applications succeed and we are issued patents in accordance with them, it is still uncertain whether these patents will be contested, circumvented, invalidated or limited in scope in the future. The rights granted under any issued patents may not provide us with meaningful protection or competitive advantages, and some foreign countries provide significantly less effective patent enforcement than what the United States provides. In addition, the claims under any patents that issued to us may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. The intellectual property rights of others could also bar or limit us from licensing, exploiting, or enforcing any patents issued to us. In addition, patents issued to us may be infringed upon or designed around by others and others may obtain patents that it needs to license or design around, either of which would increase costs and may adversely affect our business, financial condition, prospects and results of operations.

We may obtain licenses on technology that has not been commercialized or has been commercialized only to a limited extent, and the success of our business may be adversely affected if such technology does not perform as expected.

From time to time, we may license from third parties technologies that have not been commercialized or which have been commercialized only to a limited extent. These technologies may not perform as expected within our silicon nanowire battery cells and related products. If the cost, performance characteristics, manufacturing process or other specifications of these licensed technologies fall short of our targets, our expected sales, costs, time to market, competitive advantage, future product pricing and potential operating margins may be adversely affected.

Risks Related to Litigation and Regulatory Compliance

Our operations expose us to litigation, environmental and other legal compliance risks. Compliance with laws and regulations can be expensive, and our failure to comply with these laws and regulations may result in monetary damages and fines, adverse publicity and a material adverse effect on our business.

We are subject to a variety of litigation, environmental, health and safety, investment screening and national security laws, and other legal compliance risks. These risks include, among other things, possible liability relating to product liability matters, personal injuries, intellectual property rights, contract-related claims, health and safety liabilities, employment-related liabilities, environmental matters, investment screening and national security laws, and compliance with U.S. and foreign laws, competition laws and laws governing improper business practices.

Our operations in the United States are subject to numerous environmental laws and regulations, including federal, state and local laws and regulations relating to, among other things: water; natural resources; discharges; emissions; chemicals; solid and hazardous waste storage, treatment and disposal; remediation of releases of hazardous materials; and contamination. Compliance with these laws can be difficult and costly. For example, battery life cycle management regulations and regulations governing the transport of batteries may impose substantial requirements on our operations in the United States. Our operations may be required to obtain and comply with environmental permits, many of which may be difficult and expensive to obtain and must be renewed on a periodic basis. A failure to comply with these laws, regulations or permits could result in substantial liabilities, including fines, penalties, the suspension or loss of permits, and possibly orders to cease the non-compliant operations. Our manufacturing process will have hazards such as, but not limited to, hazardous materials, machines with moving parts, and high voltage and/or high current electrical systems typical of large manufacturing equipment and related safety incidents. There may be safety incidents that damage machinery or manufacturing components, slow or stop production, or harm employees. Consequences may include litigation, regulation, fines, increased insurance premiums, mandates to temporarily halt production, workers’ compensation claims, or other actions that impact our brand, finances or ability to operate.

As a business with international reach, we are subject to complex laws and regulations, including investment screening laws, in jurisdictions in which we operate. Those laws and regulations may be interpreted in different ways. They may also change from time to time, as may related interpretations and other guidance. Changes in laws or regulations could result in higher expenses and payments, and uncertainty relating to laws or regulations may also affect how we conduct our operations and structure our investments and could limit our ability to enforce our rights.

Changes in environmental and climate laws or regulations, including laws relating to greenhouse gas emissions, could lead to new or additional investment in manufacturing designs, subject us to additional costs and restrictions, including increased energy and raw materials costs, and could increase environmental compliance expenditures. We are subject to various environmental laws and regulations on air emission, waste water discharge, solid waste, noise and the disposal of hazardous materials. Cobalt and lithium are toxic materials that are important raw materials in our batteries. We also use, generate and discharge other toxic, volatile and hazardous chemicals and wastes in our research, development and manufacturing activities. Under U.S. environmental regulations, we are required to maintain the pollutant emission levels at the facility within the levels prescribed by the relevant governmental authorities and obtain a pollution discharge permit for water and air emissions. Future changes to environmental laws or permit requirements could require us to install new control equipment or otherwise change operations in order to comply with any such change in laws or permit requirements. In addition, certain laws and regulations require enterprises like us that generate hazardous wastes to engage companies which are licensed and qualified to process the hazardous wastes, and to collect, store, dispose of and transfer the hazardous waste.

If we fail to comply with national and local environmental protection laws and regulations, the relevant governmental authorities may impose fines or deadlines to cure instances of noncompliance, and may even order us to cease operations if we fail to comply with their requirements. In particular, any breach by us in connection with requirements relating to the handling of hazardous wastes may subject us to monetary damages and fines. In addition, if any third party suffers any loss as a result of our pollutant emission practices, our improper handling of hazardous wastes or our noncompliance with environmental regulations, such third parties may seek damages from us.

We cannot assure you that we will be able to comply with all environmental laws and regulations at all times as the environmental legal regime is evolving and becoming more stringent, especially in the United States. Therefore, if these or other governments where we do business impose more stringent regulations in the future, we will have to incur additional substantial costs and expenses in order to comply with new regulations, which may negatively affect our results of operations. If we fail to comply with any of the present or future environmental regulations in any material aspect or cause any loss to any third parties due to our pollutant emission practices, improper handling of hazardous wastes or other environmental noncompliance, we may suffer from negative publicity and may be required to pay substantial fines, pay damages to such third parties, or suspend or even cease operations, all of which may materially and adversely affect our business, financial condition, prospects and results of operations. Environmental laws and regulations may become more stringent in the future, which could increase costs of compliance or require us to manufacture with alternative technologies and materials.

We may be subject to review and enforcement actions under domestic and foreign laws that screen investments and to other national-security-related laws and regulations. In certain jurisdictions, these legal and regulatory requirements may be more stringent than in the United States and may impact battery companies more specifically. As a result of these laws and regulations, investments by particular investors may need to be filed with local regulators, which in turn may impose added costs on our business, impact our operations, and/or limit our ability to engage in strategic transactions that might otherwise be beneficial to us and our investors.

We are subject to a variety of laws and regulations related to the safety and transportation of our batteries. Our failure to comply with these laws and regulations may have a material adverse effect on our business and results of operations.

Many federal, state and local authorities require certification by Underwriters Laboratory, Inc., an independent, not-for-profit corporation engaged in the testing of products for compliance with certain public safety standards, or other safety regulation certification prior to marketing battery cells. Foreign jurisdictions also have regulatory authorities overseeing the safety of consumer products. Our batteries may not meet the specifications required by these authorities. A determination that any of our battery products are not in compliance with these rules and regulations could result in the imposition of fines or an award of damages to private litigants.

In addition, lithium batteries have been identified as a Class 9 dangerous good during transport. To be safely transported (by air, sea, rail or roadways), they must meet various international, national, state and local authorities, including, for example, the provisions laid out in United Nations standard UN 38.3. This standard applies to batteries transported either on their own or installed in a device. UN 38.3 has been adopted by regulators and competent authorities around the world, thus making it a requirement for global market access. Our failure to manage the transportation of our batteries could subject us to increased costs or future liabilities.

Failure to comply with certain health and production safety laws and regulations governing hazardous materials could materially adversely affect our business and results of operations.

In the sourcing of our battery products throughout the world, we process, store, dispose of and otherwise use large amounts of hazardous materials. As a result, we are subject to extensive and evolving health and production safety laws and regulations governing, among other things: the health of our employees and safety production requirements regarding the generation, handling, storage, use and transportation of hazardous materials. Compliance with these laws and regulations results in ongoing costs. Failure to comply with these laws or regulations, or to obtain or comply with the relevant permits, could result in fines, criminal charges or other sanctions by regulators. Furthermore, we may be ordered to rectify a noncompliance within a stipulated deadline; and if we fail to do so, we may be ordered to cease operations. Our ongoing compliance with health and safety laws, regulations and permits could require us to incur significant expenses, limit our ability to modify or expand our facilities or continue manufacturing and make other capital improvements. In addition, private parties, including current or former employees, could bring personal injury or other claims against us due to the presence of, or exposure to, hazardous substances used, stored or disposed of by us or contained in our batteries.

We are or will be subject to anti-corruption and anti-bribery and anti-money laundering and similar laws, and non-compliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, results of operations, financial condition and reputation.

We are subject to the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, and possibly other anti-bribery and anti-corruption laws and anti-money laundering laws in various jurisdictions in which we conduct, or in the future may conduct, activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit us and our officers, directors, employees, business partners agents, representatives and third-party intermediaries from corruptly offering, promising, authorizing or providing, directly or indirectly anything of value to recipients in the public or private sector.

We may leverage third parties to sell our battery products and conduct our business abroad. We, our officers, directors, employees, business partners agents, representatives and third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of these employees, agents, representatives, business partners or third-party intermediaries even if we do not explicitly authorize such activities. We cannot assure you that all of our officers, directors, employees, business partners agents, representatives and third-party intermediaries will not take actions in violation of applicable law, for which we may be ultimately held responsible. As our international activities and sales expand, our risks under these laws may increase.

These laws also require companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls and compliance procedures designed to prevent any such actions. While we have certain policies and procedures to address compliance with such laws, we cannot assure you that none of our officers, directors, employees, business partners agents, representatives and third-party intermediaries will take actions in violation of our policies and applicable law, for which we may be ultimately held responsible.

Any allegations or violation of the FCPA or other applicable anti-bribery and anti-corruption laws and anti-money laundering laws could subject us to whistleblower complaints, adverse media coverage, investigations, settlements, prosecutions, enforcement actions, fines, damages, loss of export privileges, and severe administrative, civil and criminal sanctions, suspension or debarment from government contracts, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our reputation, business, financial condition, prospects and results of operations. Responding to any investigation or action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees.

We are subject to governmental export and import controls that could impair our ability to compete in international markets or subject us to liability if we violate these controls.

Our battery products may be subject to U.S. export control laws and regulations including the Export Administration Regulations (“EAR”), the International Traffic in Arms Regulations (“ITAR”), and trade and economic sanctions maintained by the Office of Foreign Assets Control (“OFAC”). As such, an export license may be required to export, reexport, or transfer our battery products to certain countries, end-users, and end-uses. If we were to fail to comply with such U.S. export controls laws and regulations, U.S. economic sanctions, or other similar laws, we could be subject to both civil and criminal penalties, including substantial fines, possible incarceration for employees and managers for willful violations, and the possible loss of our export or import privileges. Obtaining the necessary export license for a particular sale or offering may not be possible and may be time-consuming and may result in the delay or loss of sales opportunities. Furthermore, U.S. export control laws and economic sanctions prohibit the export of products to certain U.S. embargoed or sanctioned countries, governments, and persons, as well as for prohibited end-uses. Even though we take precautions to ensure that we and our partners comply with all relevant export control laws and regulations, any failure by us or our partners to comply with such laws and regulations could have negative consequences for us, including reputational harm, government investigations and penalties.

Changes in our battery products or changes in export and import regulations in such countries may create delays in the introduction of our products into international markets, prevent our end-customers with international operations from deploying our battery products globally or, in some cases, prevent or delay the export or import of our battery products to certain countries, governments or persons altogether. Any change in export or import laws or regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing export, import or sanctions laws or regulations, or change in the countries, governments, persons, or technologies targeted by such export, import or sanctions laws or regulations, could result in decreased use of our battery products by, or in our decreased ability to export or sell our battery products to, existing or potential end-customers with international operations. Any decreased use of our battery products or limitation on our ability to export to or sell our battery products in international markets could adversely affect our business, financial condition, and results of operations.

We may be subject to U.S. foreign investment regulations which may impose conditions on or limit certain investors’ ability to purchase our stock, potentially making the stock less attractive to investors. Our future investments in U.S. companies may also be subject to U.S. foreign investment regulations.

Certain investments that involve the acquisition of, or investment in, a U.S. business by a non-U.S. investor may be subject to review and approval by the Committee on Foreign Investment in the United States (“CFIUS”). Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors, the nature and structure of the transaction, including the level of beneficial ownership interest and the nature of any information or governance rights involved. For example, investments that result in “control” of a U.S. business by a foreign person always are subject to CFIUS jurisdiction. Significant CFIUS reform legislation, which was fully implemented through regulations that became effective on February 13, 2020, expanded the scope of CFIUS’s jurisdiction to investments that do not result in control of a U.S. business by a foreign person but afford certain foreign investors certain information or governance rights in a U.S. business that has a nexus to

“critical technologies,” “critical infrastructure” and/or “sensitive personal data.” Based on its export control classification, our battery technology is considered a “critical technology.”

CFIUS could choose to review past or proposed transactions involving new or existing foreign investors in us or in Amprius Holdings even if a filing with CFIUS is or was not required at the time of the transaction. Any review and approval of an investment or transaction by CFIUS may have outsized impacts on transaction certainty, timing, feasibility, and cost, among other things. CFIUS policies and practices are rapidly evolving, and in the event that CFIUS reviews one or more proposed or existing investment by investors, there can be no assurances that such investors will be able to maintain, or proceed with, such investments on terms acceptable to such investors. CFIUS could seek to impose limitations or restrictions on, or prohibit, investments by such investors (including, but not limited to, limits on purchasing our stock, limits on information sharing with such investors, requiring a voting trust, governance modifications, or forced divestiture, among other things).

Recent and potential tariffs imposed by the U.S. government or a global trade war could increase the cost of our products, which could have a material adverse effect on our business, financial condition and results of operations.

The U.S. government has and continues to make significant changes in U.S. trade policy and has taken certain actions that could negatively impact U.S. trade, including imposing tariffs on certain goods imported into the United States. In retaliation, China has implemented, and continues to evaluate imposing additional tariffs on a wide range of American products. There is also a concern that the imposition of additional tariffs by the United States could result in the adoption of tariffs by other countries as well, leading to a global trade war. More specifically, the U.S. government has from time to time imposed significant tariffs on certain product categories imported from China. Such tariffs, if expanded to other categories, could have a significant impact on our business, particularly the importation of parts of our batteries and certain production equipment that are manufactured in China. If we attempt to renegotiate prices with suppliers or diversify our supply chain in response to tariffs, such efforts may not yield immediate results or may be ineffective. We might also consider increasing prices to the end consumer; however, this could reduce the competitiveness of our products and adversely affect net sales. If we fail to manage these dynamics successfully, gross margins and profitability could be adversely affected. As of the date of this report, tariffs have not had a material impact on our business, but increased tariffs or trade restrictions implemented by the United States or other countries in connection with a global trade war could have a material adverse effect on our business, financial condition and results of operations. We cannot predict what actions may ultimately be taken with respect to tariffs or trade relations between the United States and China or other countries, what products may be subject to such actions, or what actions may be taken by the other countries in retaliation. Any further deterioration in the relations between the United States and China could exacerbate these actions and other governmental intervention. For example, a future event that created additional U.S.-China tensions could potentially increase the risks associated with the business and operations of U.S.-based technology companies in China.

The U.S. or foreign governments may take additional administrative, legislative, or regulatory action that could materially interfere with our ability to sell products in certain countries. Sustained uncertainty about, or worsening of, current global economic conditions and further escalation of trade tensions between the United States and its trading partners, especially China, could result in a global economic slowdown and long-term changes to global trade, including retaliatory trade restrictions that restrict our ability to operate in China. Any alterations to our business strategy or operations made in order to adapt to or comply with any such changes would be time-consuming and expensive, and certain of our competitors may be better suited to withstand or react to these changes.

From time to time, we may be involved in legal proceedings and commercial or contractual disputes, which could have an adverse impact on our profitability and financial position.

We may be involved in legal proceedings and commercial or contractual disputes that, from time to time, are significant. These are typically claims that arise in the normal course of business including, without limitation, commercial or contractual disputes, including warranty claims and other disputes with potential customers and suppliers, intellectual property matters, personal injury claims, environmental issues, tax matters and employment matters.

Furthermore, our predecessor, Kensington Capital Acquisition Corp. IV, was a special purpose acquisition company (“SPAC”). SPACs have been subject to increased regulatory oversight and scrutiny, including from the SEC. Any governmental or regulatory investigation or inquiry related to the Business Combination or otherwise could have a material adverse effect on our business and negatively affect our reputation.

It is difficult to predict the outcome or ultimate financial exposure, if any, represented by these matters, and there can be no assurance that any such exposure will not be material. Such claims may also negatively affect our reputation.

Risks Related to Ownership of Our Common Stock

There can be no assurance that we will be able to comply with the continued listing standards of the NYSE.

Our Common Stock and Public Warrants are listed on the NYSE under the symbols “AMPX” and “AMPX.W,” respectively. If the NYSE delists our securities from trading on its exchange for failure to meet the listing standards and we are not able to list such securities on another national securities exchange, we expect such securities could be quoted on an over-the-counter market. If this were to occur, we and our stockholders could face significant material adverse consequences including:

•	a limited availability of market quotations for our securities;

•	reduced liquidity for our securities;

•

a determination that our Common Stock is a “penny stock,” which will require brokers trading our Common Stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for shares of our Common Stock;

•	a limited amount of analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

Anti-takeover provisions in our certificate of incorporation, Bylaws and Delaware law could make an acquisition of us more difficult, limit attempts by stockholders to replace or remove our management and limit the market price of our Common Stock.

Our certificate of incorporation (the “Certificate of Incorporation”), Bylaws and Delaware law contain provisions that could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by our Board. These provisions include:

•	authorizing “blank check” preferred stock, which could be issued by our Board without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our Common Stock;

•	limiting the liability of, and providing indemnification to, our directors and officers;

•	prohibiting cumulative voting in the election of directors;

•	providing that vacancies on our Board may be filled only by majority of directors then in office of the Board, even though less than a quorum;

•	prohibiting the ability of our stockholders to call special meetings;

•	establishing an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to the Board;

•

dividing directorships of our Board into three classes, each to be elected for a term of three years, so that only one class of directorships is up for election at each annual meeting of the stockholders; and

•	specifying that special meetings of our stockholders can be called only by a majority of the Board, the chair of the Board, or our Chief Executive Officer.

These provisions may frustrate or prevent any attempts by stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, it is governed by the provisions of Section 203 of the DGCL, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder.

Our Bylaws provide, subject to limited exceptions, that the Court of Chancery of the State of Delaware and the federal district courts of the United States will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a chosen judicial forum for disputes with us or our directors, officers, employees or stockholders.

Our Bylaws provide that, unless otherwise consented to by us in writing, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for the following types of actions or proceedings: (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty owed by, or otherwise wrongdoing by, any of our directors, officers, or other employees to us or our stockholders; (iii) any action arising pursuant to any provision of the DGCL or our Certificate of Incorporation or our Bylaws; (iv) any action to interpret, apply, enforce or determine the validity of our Certificate of Incorporation or our Bylaws; or (v) any other action asserting a claim that is governed by the internal affairs doctrine, in all cases subject to the court having jurisdiction over indispensable parties named as defendants. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction. The Bylaws further provide that, unless otherwise consented to by us in writing, the federal district courts of the United States will be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. It is possible that a court could find these types of provisions to be inapplicable or unenforceable, and if a court were to find the choice of forum provision contained in the Bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

Concentration of ownership among our executive officers, directors and affiliates may prevent new investors from influencing significant corporate decisions.

As of November 1, 2022, our executive officers, directors and affiliates as a group beneficially own approximately 82.0% of the Common Stock outstanding. Additionally, certain of our executive officers and directors own interests in Amprius Holdings, which owns approximately 77.6% of our Common Stock outstanding as of November 1, 2022, and certain of our directors are members of Amprius Holdings’ board of directors. As a result, these stockholders are able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, any amendment of the Certificate of Incorporation and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of us or changes in our management and will make the approval of certain transactions difficult or impossible without the support of these stockholders and of their votes.

We will incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on our business, financial condition and results of operations.

As a public company, we face increased legal, accounting, administrative and other costs and expenses that Legacy Amprius did not face as a private company. The Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), including the requirements of Section 404, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, the PCAOB and the securities exchanges, impose additional reporting and other obligations on public companies. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected. It is likely that we will expand our employee base and hire additional employees to support our operations as a public company, which will increase our operating costs in future periods.

Compliance with public company requirements has increased costs and made certain activities more time-consuming. A number of these requirements require us to carry out activities Legacy Amprius had not done previously. For example, our Board has committees that did not exist on the Legacy Amprius board of directors, and we have adopted new internal controls and disclosure controls and procedures. In addition, we are incurring expenses associated with SEC reporting requirements. Furthermore, if any issues in complying with those requirements are identified (for example, if the auditors identify a material weakness or significant deficiency in the internal control over financial reporting), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect our reputation or investor perceptions of us. As a public company, it is also more expensive to obtain director and officer liability insurance. The additional reporting and other obligations imposed by these rules and regulations have and will continue to increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. These increased costs will require us to spend money that could otherwise be used on our research and development programs and to achieve strategic objectives. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

We do not expect to declare any dividends in the foreseeable future.

We do not anticipate declaring any cash dividends to holders of our Common Stock in the foreseeable future. Consequently, investors may need to rely on sales of their shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our securities adversely, the price and trading volume of our securities could decline.

The trading market for our securities will be influenced by the research and reports that industry or securities analysts may publish about us, our business, market or competitors. If any of the analysts who may cover us change their recommendation regarding our Common Stock adversely, or provide more favorable relative recommendations about our competitors, the price of our Common Stock and Warrants would likely decline. If any analyst who may cover us were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We qualify as an “emerging growth company” and a “smaller reporting company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies or smaller reporting companies, this could our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, we are eligible for and intend to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as we continue to be an emerging growth company, including (i) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (ii) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (iii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. As a result, our stockholders may not have access to certain information they may deem important. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which the market value of our Common Stock that are held by non-affiliates exceeds $700 million as of June 30 of that fiscal year, (ii) the last day of the fiscal year in which we have total annual gross revenue of $1.235 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which we have issued more than $1 billion in non-convertible debt in the prior three-year period or (iv) December 31, 2027. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as we are an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to opt out of such extended transition period and, therefore, we may not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. Investors may find our Common Stock less attractive because we rely on these exemptions, which may result in a less active trading market for our Common Stock and its price may be more volatile.

Additionally, we qualify as a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We expect to remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of our Common Stock held by non-affiliates exceeds $250,000,000 as of the prior June 30, or (ii) our annual revenues exceeded $100,000,000 during such completed fiscal year and the market value of our Common Stock held by non-affiliates exceeds $700,000,000 as of the prior June 30. To the extent we take advantage of such reduced disclosure obligations, comparison of our financial statements with other public companies may be difficult or impossible.

The sale of all of the securities registered for resale in this prospectus and future sales of substantial amounts of our Common Stock or Public Warrants in the public markets, or the perception that such sales could occur, could cause the market price of our Common Stock and Public Warrants to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our Common Stock or Public Warrants in the public market could occur at any time. The Selling Securityholders can sell, under this prospectus, up to 105,680,194 shares of Common Stock constituting approximately 96.6% of our issued and outstanding Common Stock as of November 1, 2022 (assuming the exercise in full of all of the Warrants).

These sales, any future sales of a substantial number of shares of our Common Stock or Public Warrants in the public market or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our Common Stock and Public Warrants. Despite such a decline in the public trading price, certain Selling Securityholders may still experience a positive rate of return on the securities they purchased due to the lower price that they purchased their shares compared to other public investors (as described on the cover page of this prospectus) and be incentivized to sell its securities when others are not. Based on the closing price of our Common Stock on November 10, 2022, owners of the Sponsor may experience potential profit of up to $8.01 per share (assuming the Sponsor IPO Shares were purchased at a price of $10.00 per share) and Amprius Holdings may experience potential profit of up to $9.15 per share. The PIPE Investors may experience potential profit if the price of the Common Stock exceeds $10.00 per share, the holders of Public Warrants and Private Warrants may experience potential profit if the price of the Common Stock exceeds $11.50 per share and the holders of PIPE Warrants may experience potential profit if the price of the Common Stock exceeds $12.50 per share.

Additionally, we intend to file a registration statement to register shares served for future issuance under our equity compensation plans and the 14,216,131 shares issuable upon exercise of the options outstanding under the 2016 Plan. Upon effectiveness of the registration statement, subject to the satisfaction of applicable vesting restrictions and the expiration or waiver of the lock-up restrictions discussed in the “Prospectus Summary” above, the shares issued thereunder will be available for immediate resale in the public market.

Further, we have filed a resale registration statement covering the resale by BRPC II of shares of our Common Stock that we may issue to BRPC II from time to time during the term of the Committed Equity Purchase Agreement. The purchase price for the shares that we may sell to BRPC II in the Committed Equity Financing will fluctuate based on the price of our Common Stock. Depending on market liquidity at the time, sales of such shares may cause the trading price of our Common Stock to fall. If and when we do sell shares to BRPC II, after BRPC II has acquired the shares, BRPC II may resell all, some, or none of those shares at any time or from time to time in its discretion. Therefore, sales to BRPC II by us could result in substantial dilution to the interests of other holders of our Common Stock. Additionally, the sale of a substantial number of shares of our Common Stock to BRPC II, or the anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

As of November 1, 2022, approximately 89.5% of our outstanding shares of Common Stock are subject to lock-up restrictions. Sales of our Common Stock following the expiration of these lock-up restrictions or pursuant to the exercise of registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales could also cause the market price of our Common Stock to decline if such equity holders sell or are perceived by the market as intending to sell any such securities, and make it more difficult for you to sell your shares of Common Stock at a time and price that you deem appropriate.

We may issue additional shares of Common Stock under an employee incentive plan (including the 2022 Plan and the ESPP), or may issue preferred stock. Any such issuances would dilute the interest of our stockholders and likely present other risks.

We may issue a substantial number of additional share of Common Stock under our employee incentive plan (including the 2022 Plan and the ESPP) or we may issue preferred stock. The issuance of additional securities:

•	may significantly dilute the equity interests of our investors;

•	may subordinate the rights of our stockholders if preferred stock is issued with rights senior to those afforded our Common Stock;

•

could cause a change in control if a substantial number of securities are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors; and

•	may adversely affect prevailing market prices for our Common Stock and/or Warrants.

Risks Related to Our Warrants

There is no guarantee that the Warrants will be in the money at the time they become exercisable, and they may expire worthless.

The exercise price of the Private Warrants and Public Warrants is $11.50 per share, and the exercise price of the PIPE Warrants is $12.50 per share, each of which exceeds $10.50, the closing price of our Common Stock on the NYSE on November 10, 2022. The likelihood that warrant holders will exercise the Warrants and any cash proceeds that we would receive is dependent upon the market price of our Common Stock. If the market price for our Common Stock is less than $11.50 per share, in the case of the Private Warrants and Public Warrants, or $12.50 per share, in the case of the PIPE Warrants, we believe warrant holders will be unlikely to exercise their Warrants. There is no guarantee that the Warrants will be in the money following the time they become exercisable and prior to their expiration, and as such, the Warrants may expire worthless.

We may redeem your unexpired Public Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your Public Warrants worthless.

We have the ability to redeem outstanding Public Warrants or PIPE Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of our Common Stock equals or exceeds $18.00 per share (as may be adjusted), in the case of the Public Warrants, or $20.00 per share (as may be adjusted), in the case of the PIPE Warrants, for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to Public Warrant or PIPE Warrant holders and provided certain other conditions are met. If and when the Public Warrants or PIPE Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, we may redeem the Public Warrants or PIPE Warrants as set forth above even if the holders are otherwise unable to exercise the Public Warrants or Public Warrants. Redemption of the outstanding Public Warrants or PIPE Warrants could force you (i) to exercise your Public Warrants or PIPE Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your Public Warrants or PIPE Warrants at the then-current market price when you might otherwise wish to hold your Public Warrants or PIPE Warrants or (iii) to accept the nominal redemption price that, at the time the outstanding Public Warrants or PIPE Warrants are called for redemption, may be substantially less than the market value of your Public Warrants or PIPE Warrants.

We may amend the terms of the Warrants in a manner that may be adverse to holders of Warrants with the approval by the holders of at least 50% of the then outstanding Warrants. As a result, the exercise price of your Warrants could be increased, the exercise period could be shortened and the number of shares of Common Stock purchasable upon exercise of a Warrant could be decreased, all without your approval.

The Public Warrants and Private Warrants were issued in registered form under the respective warrant agreements. Warrant Agreement provides that the terms of the Public Warrants and Private Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision but requires the approval by the holders of at least 50% of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of Public Warrants and, solely with respect to any amendment to the terms of the Private Warrants or any provision of the Warrant Agreement with respect to the Private Warrants, 50% of the number of the then outstanding Private Warrants. The PIPE Warrant Agreement provides that the terms of the PIPE Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision but requires the approval by the holders of at least 50% of the then outstanding PIPE Warrants to make any change that adversely affects the interests of the registered holders of PIPE Warrants. Accordingly, we may amend the terms of the Warrants in a manner adverse to a holder if holders of at least 50% of such then-outstanding Warrants approve of such amendment. Although our ability to amend the terms of the Warrants with the consent of at least 50% of such then-outstanding Warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the Warrants, convert the Warrants into cash or shares, shorten the exercise period or decrease the number of shares of Common Stock issuable upon exercise of a Warrant.

The Warrants are exercisable for Common Stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

Outstanding Warrants to purchase an aggregate of 47,935,224 shares of Common Stock are exercisable in accordance with the terms of the warrant agreement governing those securities. The exercise price of the Private Warrants and Public Warrants is $11.50 per share, and the exercise price of the PIPE Warrants is $12.50 per share. To the extent the Warrants are exercised, additional shares of Common Stock will be issued, which will result in dilution to the holders of Common Stock and increase the number of shares eligible for resale in the public market. Shares of Common Stock issuable pursuant to the Warrants are not subject to lock-up restrictions. As such, once the Warrants are exercised, the holder of such shares issuable upon the exercise of the warrants will be able to resell the shares to the market, subject to other applicable laws. Sales of substantial numbers of such shares in the public market or the fact that such Warrants may be exercised could adversely affect the market price of our Common Stock. Further, there is no guarantee that the Warrants will ever be in the money prior to their expiration, and as such, such Warrants may expire worthless.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus may constitute “forward-looking statements” for purposes of the federal securities laws. Such forward-looking statements include, but are not limited to, statements regarding our and our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this prospectus may include, for example, statements about:

•	the expected benefits of the Business Combination;

•	the Company’s financial and business performance, including financial and business metrics;

•	changes in the Company’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

•	the Company’s ability to develop a high-volume manufacturing line and otherwise scale in a cost-effective manner;

•	the expected addressable market for the Company’s products;

•	developments relating to the Company’s competitors and industry;

•	the impact of health epidemics, including the COVID-19 pandemic, on the Company’s business and the actions the Company may take in response thereto;

•	the Company’s expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

•	the Company’s future capital requirements and sources and uses of cash;

•	the Company’s ability to obtain funding for its operations;

•	the Company’s business, expansion plans and opportunities; and

•	the outcome of any known and unknown litigation and regulatory proceedings.

These forward-looking statements are based on information available as of the date of this prospectus, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

•	the ability of the Company to execute its business model, including scaling production and the increase in addressable market for its products and services;

•	the Company’s ability to raise capital;

•	the outcome of any legal proceedings that may be instituted against the Company;

•	the ability to maintain the listing of our securities on the NYSE;

•

the ability of the Company to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the Company to grow and manage growth profitably;

•	changes in applicable laws or regulations;

•	the effect of the COVID-19 pandemic on the Company’s business;

•	the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; and

•	other risks and uncertainties described in this prospectus, including those under the section titled “Risk Factors” beginning on page 8.

Should one or more of the risks or uncertainties described in this prospectus, or the underlying assumptions, prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements.

USE OF PROCEEDS

All of the shares of Common Stock and Warrants offered by the Selling Securityholders pursuant to this prospectus will be sold by the Selling Securityholders for their respective accounts. We will not receive any of the proceeds from the sale of such securities hereunder. We may receive up to approximately $289.4 million, assuming the exercise in full of all of the Warrants for cash. However, the exercise price of the Public Warrants and Private Warrants is $11.50 per share, and the exercise price of the PIPE Warrants is $12.50 per share, each of which exceeds $10.50, the closing price of our Common Stock on the NYSE on November 10, 2022. The likelihood that warrant holders will exercise the Warrants and any cash proceeds that we would receive is dependent upon the market price of our Common Stock. If the market price for our Common Stock is less than $11.50 per share, in the case of the Private Warrants and Public Warrants, or $12.50 per share, in the case of the PIPE Warrants, we believe warrant holders will be unlikely to exercise their Warrants. We expect to use any net proceeds from the exercise of the Warrants for general corporate purposes.

With respect to the registration of the Common Stock and Warrants offered by the Selling Securityholders pursuant to this prospectus, the Selling Securityholders will pay any underwriting discounts and commissions incurred by them in disposing of such securities. We will bear all other costs, fees and expenses incurred in effecting the registration of such securities covered by this prospectus, including, without limitation, all registration and filing fees, NYSE listing fees, and fees of our counsel and our independent registered public accountants.

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information and Holders

Our Common Stock and the Public Warrants are currently listed on the NYSE under the symbols “AMPX” and “AMPX.W,” respectively.

As of November 1, 2022, there were 84,467,987 shares of Common Stock issued and outstanding held of record by 63 holders and 47,720,946 Warrants (consisting of 29,268,446 Public Warrants, 16,400,000 Private Warrants and 2,052,500 PIPE Warrants) issued and outstanding held of record by 87 holders.

Dividend Policy

We have not paid any cash dividends on the Common Stock to date. The payment of cash dividends on Common Stock in the future will be dependent upon the revenues and earnings, if any, capital requirements and general financial condition of the Company. In addition, the Company’s ability to pay cash dividends may be limited by covenants of any indebtedness or other contractual limitations of the Company or its subsidiaries. The payment of any cash dividends on Common Stock will be within the discretion of the Board. The Board is not currently contemplating and does not anticipate declaring dividends on Common Stock in the foreseeable future.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As a result of the Closing, the financial statements of Legacy Amprius are now the financial statements of Amprius. Thus, the following discussion and analysis of our financial condition and results of operations of Legacy Amprius prior to the Business Combination and Amprius following the completion of the Business Combination should be read in conjunction with Legacy Amprius’ financial statements and the notes thereto appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should read the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Company Overview

Amprius Technologies, Inc. has developed and, since 2018, been in commercial production of ultra-high energy density lithium-ion batteries for mobility applications leveraging a disruptive silicon nanowire anode. Our silicon nanowire anode technology enables batteries with higher energy density, higher power density, and extreme fast charging capabilities over a wide range of operating temperatures, which results in our batteries providing superior performance compared to conventional graphite lithium-ion batteries. Our silicon nanowire anode is a direct drop-in replacement of the graphite anode in traditional lithium-ion batteries, and our manufacturing process leverages the manufacturing process for conventional lithium-ion batteries and the related supply chain.

Today, our batteries are primarily used for existing and emerging aviation applications, including unmanned aerial systems (“UAS”), such as drones and high-altitude pseudo satellites (“HAPS”). We believe our proprietary technology has the potential for broad application in electric transportation. Our batteries and their performance specifications have been tested and validated for application by over 30 customers, including Airbus, AeroVironment, BAE Systems, the U.S. Army and Teledyne FLIR, and we have shipped over 10,000 batteries to date, which have enabled mission critical applications. Our proprietary silicon nanowire anode structures, battery designs and manufacturing processes are defended by our portfolio of patents, trade secrets and know-how developed over 10 years of research and development.

We currently manufacture our batteries on a kWh-scale manufacturing line at our headquarters in Fremont, California, where we believe demand for our batteries exceeds our manufacturing capacity. We are working to meet the expected demand in several rapidly growing addressable markets, including by designing and building a large-scale manufacturing facility that can manufacture at GWh+ scale, including an automated, high-volume manufacturing line for our silicon nanowire anode.

Business Combination

On September 14, 2022, we consummated the Business Combination. The Business Combination was accounted for as a reverse recapitalization for financial statement reporting purposes with Legacy Amprius deemed to be the acquirer and Kensington deemed to be the acquiree. As a result, the assets, liabilities and results of operations of Legacy Amprius became the historical financial statements after the Business Combination. Our assets and liabilities continued to be stated at historical cost and there were no goodwill or other intangible assets recorded.

We received net proceeds from the Business Combination and the PIPE totaling $70.9 million, after deducting transaction and issuance costs.

Committed Equity Financing

On September 27, 2022, we entered into the Committed Equity Purchase Agreement and the Committed Equity Registration Rights Agreement with BRPC II. Pursuant to the Committed Equity Purchase Agreement, subject to the satisfaction of the conditions set forth therein, we have the right, but not the obligation, to sell to BRPC II up to $200,000,000 of newly issued shares of Common Stock (subject to certain conditions and limitations) from time to time during the term of the Committed Equity Purchase Agreement. Sales of Common Stock pursuant to the Committed Equity Purchase Agreement, and the timing of any sales, are solely at our option, and we are under no obligation to sell any securities to BRPC II under the Committed Equity Purchase Agreement. As consideration for BRPC II’s commitment to purchase shares of Common Stock at our direction upon the terms and subject to the conditions set forth in the Committed Equity Purchase Agreement, upon execution of the Committed Equity Purchase Agreement, we issued 84,793 Initial Commitment Shares to BRPC II. Upon our receipt of total aggregate gross cash proceeds equal to $100,000,000 from BRPC II under the Committed Equity Purchase Agreement, we will issue 84,793 additional Commitment Shares to BRPC II. Also, any shares of Common Stock issued in the Committed Equity Financing to BRPC II other than the Commitment Shares will be purchased by BRPC II at current market prices less a 3.0% fixed discount.

Under the applicable NYSE rules, in no event may we issue to BRPC II under the Committed Equity Purchase Agreement more than the Exchange Cap, unless we obtain stockholder approval to issue shares of Common Stock in excess of the Exchange Cap in accordance with the applicable NYSE rules. The Exchange Cap is not applicable to issuances and sales of Common Stock pursuant to VWAP Purchases and Intraday VWAP Purchases that we may effect pursuant to the Committed Equity Purchase Agreement, to the extent such shares of Common Stock are sold in such VWAP Purchases and Intraday VWAP Purchases (as applicable) at a price equal to or in excess of the applicable “minimum price” (as defined in the applicable listing rules of the NYSE) of the Common Stock, calculated at the time such VWAP Purchases and Intraday VWAP Purchases (as applicable) are effected by us under the Committed Equity Purchase Agreement, if any, as adjusted to take into account our issuance of the Commitment Shares to BRPC II and our reimbursement of a certain amount of BRPC II’s legal fees and expenses. Moreover, we may not issue or sell any shares of Common Stock to BRPC II under the Committed Equity Purchase Agreement which, when aggregated with all other shares of Common Stock then beneficially owned by BRPC II and its affiliates (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13d-3 thereunder), would result in BRPC II beneficially owning more than 4.99% of the outstanding shares of Common Stock.

Upon the Commencement, we will have the right, but not the obligation, from time to time at our sole discretion over the 24-month period from and after the Commencement, to direct VWAP Purchases by delivering written notice to BRPC II prior to the commencement of trading of the Common Stock on the NYSE on any trading day, so long as (i) the closing sale price of the Common Stock on the trading day immediately prior to such Purchase Date is not less than the specified threshold price as set forth in the Committed Equity Purchase Agreement and (ii) all shares of Common Stock subject to all prior VWAP Purchases and all prior Intraday VWAP Purchases by BRPC II under the Committed Equity Purchase Agreement have been received by BRPC II prior to the Company’s delivery of such applicable purchase notice to BRPC II.

In addition to the regular VWAP Purchases described above, after the Commencement, we will also have the right, but not the obligation, subject to the continued satisfaction of the conditions set forth in the Committed Equity Purchase Agreement, to direct Intraday VWAP Purchases by the delivery to BRPC II of an irrevocable written purchase notice, after 10:00 a.m., New York City time, and prior to 3:30 p.m., New York City time, on such Purchase Date.

From and after Commencement, we will control the timing and amount of any sales of Common Stock to BRPC II. Actual sales of shares of Common Stock to BRPC II under the Committed Equity Purchase Agreement will depend on a variety of factors to be determined by us from time to time, including, among other things, market conditions, the trading price of the Common Stock and determinations by us as to the appropriate sources of funding for us and our operations.

U.S. Department of Energy Cost Sharing Grant

In October 2022, we were awarded a $50.0 million cost sharing grant from the U.S. Department of Energy. This cost sharing grant is dependent on the successful negotiation of a final contract, and among the terms to be finalized are the portion of relevant costs that will be covered by the grant.

Known Trends, Demands, Commitments, Events, or Uncertainties Impacting Our Business

We believe that our performance and future success depends on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section titled “Risk Factors.”

Establishing Manufacturing Capacity

While we have manufactured on a kWh-scale capacity to date, we have started our phased build out of capacity with parallel paths. We have received the first large-scale anode production machine from Centrotherm at our current facility in Fremont. We are customizing the machine for our production processes and must then complete tuning and testing before the machine goes online for production purposes. We expect this machine to increase our capacity for silicon anode production to approximately 2 MWh by the end of 2023. This is expected to accelerate our development of technological processes for building batteries at a GWh-scale as we prepare, in parallel, for the design and build of our high volume manufacturing facility using the proceeds obtained from the Business Combination and, if any, the Committed Equity Financing. Achieving capacity at commercial scale of high energy density lithium-ion batteries will require us to make significant capital expenditures to scale our production capacity and improve our supply chain processes. Based on our current expectations, we estimate that our capital equipment expenditures will range between $120.0 million and $150.0 million to achieve 1.0 GWh per year of manufacturing capacity, and that it will take approximately two years following the Closing to start volume manufacturing. Because our silicon nanowire anode process requires different equipment than traditional anode manufacturing, our capital equipment costs are likely to be higher than equipment used for production of graphite anodes.

We have begun selection of sites for a GWh-scale manufacturing facility, and we plan to procure manufacturing equipment that allows for cathode fabrication, battery assembly, and battery testing from equipment suppliers. To achieve capacity at commercial scale, we need to establish supply relationships for necessary materials, components and equipment to mass produce the silicon nanowire technology for our prospective markets, which will allow us to develop an automated, high-volume manufacturing line to increase production volume. The capacity and timing of our future manufacturing requirements, and related capital expenditures, remain uncertain and will depend on a variety of factors, including our ability to design and construct new manufacturing sites and develop an automated, high-volume manufacturing line for our silicon nanowire anode, to mitigate supply chain constraints and manage a new labor force, to utilize planned capacity in our existing facilities, and to operate in new geographic areas apart from our current headquarters. Our potential suppliers and other equipment vendors may also encounter delays, additional costs, and other obstacles in building our manufacturing line, which are currently unknown. To the extent we are unable to develop an automated, high-volume manufacturing line for our silicon nanowire anode, our ability to grow will be adversely affected. Additionally, although we have tested and validated the performance of our products on one supplier’s platform, there is uncertainty as to whether our planned manufacturing line will be successful. We expect our capital expenditures to increase each as we ramp up our manufacturing capacity and expand operations.

Reducing Costs of Manufacturing

We believe the focus on reducing the manufacturing costs of our batteries on a $/kWh basis is an important factor to accelerate the demand for our batteries and the expansion of our customer base. As a result, we will continue to work to develop further and validate our manufacturing processes to enable high volume manufacturing and reduce manufacturing costs. The production of our silicon nanowire anode requires different equipment than traditional graphite anode manufacturing. Therefore, our capital equipment costs are likely to be initially higher than equipment used for the production of graphite anodes. As we scale, we believe we will benefit from reduced per-unit fixed costs, such as overhead, labor and capital expenditures, tool utilization improvements and volume pricing for equipment and materials. We will also seek to reduce costs by optimizing material utilization, throughput and yield. This is complemented by further intentions to continue to invest in research and development to improve both battery performance and manufacturing processes. However, until we are able to successfully design and implement an automated, high-volume manufacturing line for our silicon nanowire anode and manufacture our batteries at scale, we cannot accurately forecast our manufacturing costs, which may adversely affect our ability to achieve reduced costs in our manufacturing processes.

Highly Competitive Market

Our competition includes both established manufacturers and new entrants that are developing new battery technologies and chemistries to address the growing market for electrified transportation solutions. We believe the manufacturers of these batteries will continue to invest funds, time and effort to improve the capabilities of their batteries with the recent developments of silicon batteries as a potential alternative to conventional graphite batteries. Currently, we are the only known manufacturer using a 100% silicon anode that is free of any inactive additives. We believe we are the leading company in the market that has a high-performance battery that can meet the requirements of aviation applications. The EV battery industry has a limited number of commercially available batteries that meet the minimum performance specifications. This creates a fast-growing and highly competitive industry for many battery manufacturers to claim market share for commercially acceptable batteries. We believe that there is significant room for improvement in the EV industry in driving range and fast charging capabilities that our silicon nanowire technology can address. To compete in the EV industry, the reduction of manufacturing costs is a significant objective in addition to improving cycle life, increasing form factors and improving production quantity. A primary concern is that many of our competitors and potential future entrants may be better capitalized to expand production capacities, have greater resources to commercialize and have greater access to customers. As such, we may be at a competitive disadvantage and be unable to retain or grow our market share.

Product Development

We expect to continue investing in the development of battery technology with the goal of enabling commercial production after the completion of our new GWh-scale manufacturing facility. We continue to develop customized battery solutions and deliver standardized samples (i.e., prototypes) of batteries to industry leading manufacturers as well as the federal government. We plan to focus our research and development on the following key areas:

Improving battery life: To continue to meet the specific needs of our customers and drive adoption of our batteries in new areas of electrified transportation, including the EV space. We are working with chemical compounds as potential additives to the silane gas we use to produce our silicon nanowire anodes, which have demonstrated the potential to improve cycle life without negatively impacting other performance characteristics such as energy density.

Further improvements to energy density: We are engaged in ongoing development activities to explore different cathode materials, including a conversion cathode, to further improve the energy density of our batteries.

Larger cell form factors: The batteries we have developed and are developing for our customers are typically approximately 2-15Ah for small-sized aircraft. As we expand our customer base, we expect to develop larger form factor batteries for broader electrified transportation applications.

As a result of these efforts, our goal is to fully realize the benefits of our silicon nanowire anode technology and develop the highest performing products in the market.

Regulatory Landscape

We operate in an industry that is subject to many established environmental regulations, which have generally become more stringent over time. As we process, store, dispose of, transport, and use large amounts of hazardous materials, we are subject to laws and regulations surrounding battery safety and transportation, as well as health and production safety laws and regulations governing hazardous materials. We expect that environmental regulations under the Biden administration could, if adopted, facilitate market demand and revenue growth, while other potential regulations, if adopted, could result in additional operating costs. If we fail to comply with existing and future laws and regulations, our business and results of operations could be adversely affected, such as the imposition of fines, litigation, criminal charges, sanctions by regulators, or other liabilities. As future regulatory changes are uncertain, we are unable to measure the impact of such changes on our business and our results of operations.

Global Risks

The rapid global spread of the COVID-19 coronavirus since December 2019 has caused business disruption affecting production and sales across a range of industries. While the disruption is currently expected to be temporary, the extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the virus, and the impact on our customers, employees and vendors. Our customers may experience significant adverse effects on their cash flow and operations, leading to potential difficulty with purchasing and paying for our products, and therefore, a reduction in our revenues. We also experienced a 10% reduction in workforce as a result of the COVID-19 pandemic and the related temporary closure during the year ended December 31, 2020. However, during the year ended December 31, 2021 and continuing into 2022, our workforce numbers were restored, showing signs of recovery and growth of production activities and the continued flow of supply chains. From December 31, 2021 to September 30, 2022, we grew our workforce by 41%. The ultimate outcome of the pandemic is uncertain and, accordingly, the impact on our financial condition or results of operations is also uncertain. To date, and as a result of us not commencing full-scale commercial production activities, COVID-19 has not had a material impact on our interim unaudited condensed financial statements and audited financial statements or our liquidity. We have not materially altered any terms with contractors, suppliers, customers, other business partners or our financing sources as a result of COVID-19.

Additionally, the military conflict between Russia and Ukraine, which began in February 2022, has had an adverse impact on the global economy and financial markets. Although our business has not been directly impacted by this ongoing military conflict, as we have no assets or operations, and we have not purchased materials from, Russia, Belarus or Ukraine, it is impossible to predict the extent to which our operations, or those of our customers, suppliers and manufacturers, will be impacted in the short and long term, or the ways in which the conflict may impact our business. The extent and duration of the military action, sanctions and resulting market disruptions and inflationary pressures, and the impact of such changes on our business and our results of operations are impossible to predict, but could be material.

Comparability of Financial Information

Our future results of operations and financial position may not be comparable to historical results as a result of the Business Combination. Since the Business Combination close, we have incurred, and expect to continue to incur, higher capital expenditures related to both the design and build out of our new GWh-scale manufacturing facility and the development of an automated, high-volume manufacturing line for our silicon nanowire anode, as well as higher costs for continued research and development efforts, compliance with regulatory matters and other general and administrative expenses, including those related to being a public company.

Basis of Presentation

Our audited financial statements as of and for the years ended December 31, 2021 and 2020 and the interim unaudited condensed financial statements as of and for the nine months ended September 30, 2022 and 2021 were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). We carry on our business through one operating segment. Given that Amprius Holdings, which held approximately 99.6% of the Legacy Amprius Common Stock prior to the Business Combination, has not historically prepared financial statements for Legacy Amprius, the historical results for Legacy Amprius have been prepared from the financial records of Amprius Holdings on a carve-out basis derived from the accounting records of Amprius Holdings using the historical results of operations and the historical basis of assets and liabilities of our business, adjusted as necessary to conform to U.S. GAAP.

Refer to “Critical Accounting Policies and Estimates” for further details on certain material assumptions and judgments applied in preparing our carve-out financial statements separate from Amprius Holdings.

Components of Our Results of Operations

We currently operate a kWh-scale manufacturing line at our headquarters in Fremont, California. To meet the demand for our batteries, we are in the process of designing and then building a GWh-scale manufacturing facility, designing our automated, high-volume manufacturing line, and scaling up production. As a result, we expect our capital expenditures and working capital requirements to increase materially in the near future. Our ability in the future to generate revenue sufficient to achieve profitability will depend largely on our ability to scale production to meet the expected market demand for our products. Accordingly, the drivers of our future financial results, as well as the components of such results, may not be comparable to our historical results of operations.

Revenues

We have historically generated revenues from providing both design services for the development of customized silicon-anode lithium-ion battery technology and selling our batteries to our customers. Our contracts typically contain a single performance obligation. Revenue is recognized at the point in time when final milestones are met (i.e., a final working prototype is delivered and meets all required specifications) or when the customer obtains control of the product, which is generally upon shipment.

Cost of Revenues

Cost of revenues includes materials, direct labor, allocated depreciation expense, and other direct and indirect costs related to revenue contracts. Labor consists of personnel-related expenses such as salaries and benefits, and stock-based compensation. Stock-based compensation expense included within cost of revenues is allocated based on the proportion of time spent by personnel in relation to manufacturing batteries and fulfilling customer contracts. Cost of revenues are expected to continue to increase as we incur expenses related to the design and buildout of our GWh-scale manufacturing facility.

We expense costs in the period incurred unless the costs meet three criteria to be capitalized as an asset:

when the costs relate directly to a customer contract; we expect to generate or enhance resources of the business from performing the contract that will be used in satisfying future performance obligations; and we expect to recover such benefits. We recognize deferred costs as cost of revenues in the period when the related revenue is recognized. Cost of revenues also includes costs incurred that was in excess of the recoverable amount.

Research and Development (“R&D”) Expense

R&D expenses mainly consist of salaries and benefits, including stock-based compensation expense and other related personnel costs, depreciation, contract services, materials and supplies, other expenses from outside contractors and suppliers plus an allocation of indirect costs. These costs relate to the conceptual formulation and design of preproduction experimental prototypes and models, including the cost of equipment and material for which there is no alternative future use. R&D expenses are expensed as incurred. Stock-based compensation expense included within R&D expense is allocated based on the proportion of time spent by personnel in relation to innovating and introducing new batteries to our product line.

We anticipate that R&D expenses will increase for the foreseeable future as we continue to invest in activities to enhance product capabilities, build battery prototypes that meet our customers’ specifications, and test batteries.

Selling, General and Administrative Expense

Selling, general and administrative expenses consist primarily of costs incurred for salaries and personnel-related expenses, including stock-based compensation expense, outside contractor and professional service fees, audit and compliance expenses, legal, accounting and other advisory services, as well as allocated facilities and information technology costs including depreciation. Stock-based compensation expense included within selling, general and administrative expense is allocated based on the proportion of time spent by personnel in relation to marketing, administrative and corporate services.

We expect that our selling, general and administrative expenses will increase due to our operations as a public company, including expenses related to compliance with the rules and regulations applicable to companies listed on a national securities exchange and related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, as well as increased expenses for insurance (including director and officer insurance), investor relations activities and other administrative and professional services such as accounting, legal, regulatory and tax.

Other Income (Expense), Net

Other income (expense), net consists primarily of interest income and the gain on the forgiveness of a loan received from the Paycheck Protection Program (the “PPP Loan”).

Provision for Income Taxes

Our provision for income tax consists of an estimate for U.S. federal and state income taxes based on enacted rates, as adjusted for allowable credits, deductions, uncertain tax positions, changes in deferred tax assets and liabilities, and changes in the tax law. We maintain a valuation allowance against the full value of our U.S. and state net deferred tax assets because it is not more likely that our deferred tax assets will be recoverable.

Results of Operations

Comparison of the Three and Nine Months Ended September 30, 2022 and 2021

The following table summarizes our results of operations during the three and nine months ended September 30, 2022 and 2021 (in thousands):

	Three Months Ended September 30,		Change		Nine Months Ended September 30,		Change
	2022	2021	$	%	2022	2021	$	%
Revenue	$816	$330	$486	147%	$3,617	$1,556	$2,061	132%
Cost of revenue	2,284	1,986	298	15%	7,448	4,990	2,458	49%

Gross loss	(1,468)	(1,656)	188	(11)%	(3,831)	(3,434)	(397)	12%

Operating expenses:
Research and development	488	327	161	49%	1,340	978	362	37%
Selling, general and administrative	2,367	1,154	1,213	105%	6,223	2,508	3,715	148%

Total operating expenses	2,855	1,481	1,374	93%	7,563	3,486	4,077	117%

Loss from operations	(4,323)	(3,137)	(1,186)	38%	(11,394)	(6,920)	(4,474)	65%
Other income (expense), net	79	(4)	83	(2075)%	118	726	(608)	(84)%

Net Loss	$(4,244)	$(3,141)	$(1,103)	35%	$(11,276)	$(6,194)	$(5,082)	82%

Cost and operating expenses reported above include stock-based compensation as follows:

	Three Months Ended September 30,		Change		Nine Months Ended September 30,		Change
	2022	2021	$	%	2022	2021	$	%
Cost of revenue	$125	$86	$39	45%	$357	$250	$107	43%
Research and development expense	6	7	(1)	(14)%	20	11	9	82%
Selling, general and administrative expense	646	230	416	181%	1,746	441	1,305	296%

Total stock-based compensation	$777	$323	$454	141%	$2,123	$702	$1,421	202%

Revenue

Revenue increased by $0.5 million, or 147%, and $2.1 million, or 132%, to $0.8 and $3.6 million during the three and nine months ended September 30, 2022, respectively, compared to the same periods in 2021. The increase was primarily due to the completion of customization design services of $0.3 million and $1.3 million during the three and nine months ended September 30, 2022, respectively. In addition, sales of standard battery cells increased by $0.2 million and $0.8 million during the three and nine months ended September 30, 2022, respectively.

Cost of Revenues

Cost of revenues increased by $0.3 million, or 15%, and $2.5 million, or 49%, during the three and nine months ended September 30, 2022, respectively, compared to the same periods in 2021. The increase during the three months ended September 30, 2022 was primarily due to a $0.3 million increase in costs to fulfill design service contracts. The increase during the nine months ended September 30, 2022 was primarily due to a $1.6 million increase in costs to fulfill design service contracts and a $0.9 million net increase in production costs, which was mostly attributed to the expansion of our production capacity and increase in personnel involved in production.

Research and Development Expense

Research and development expenses increased by $0.2 million, or 49%, and $0.4 million, or 37%, during the three and nine months ended September 30, 2022, respectively, compared to the same periods in 2021. The increase was primarily due to the increase in headcount and related increases in payroll and employee benefit costs, including stock-based compensation.

Selling, General and Administrative Expense

Selling, general and administrative expense increased by $1.2 million, or 105%, and $3.7 million, or 148%, during the three and nine months ended September 30, 2022, respectively, compared to the same periods in 2021. The increase was primarily due to an increase in headcount as we prepared to become a public entity including increases of $0.3 million and $1.0 million during the three and nine months ended September 30, 2022, respectively, in personnel-related costs and increases of $0.4 million and $1.3 million, during the same periods respectively, in stock-based compensation expense. Additionally, our professional fees, which primarily include legal and accounting support, increased by $0.4 million and $1.2 million during the three and nine months ended September 30, 2022, respectively, as we prepared to operate as a public company.

Comparison of the Years Ended December 31, 2021 and 2020

The following table summarizes our results of operations for the years ended December 31, 2021 and 2020 (in thousands):

	Year Ended December 31,		Change
	2021	2020	$	%
Revenues	$2,772	$4,679	$(1,907)	(41%)
Cost of revenues	7,101	6,695	406	6%

Gross loss	(4,329)	(2,016)	(2,313)	115%

Research and development	1,450	1,330	120	9%
Selling, general and administrative	4,844	4,103	741	18%

Total operating expenses	6,294	5,433	861	16%

Loss from operations	(10,623)	(7,449)	(3,174)	43%

Other income (expense), net
Interest expense	—	(5)	5	(100%)
Gain on forgiveness of PPP Loan	743	—	743	100%
Other income (expense), net	(16)	36	(52)	(144%)

Total other expense, net	727	31	696	2,245%

Net loss	$(9,896)	$(7,418)	$(2,478)	33%

54

As stock-based compensation is a key factor in the discussion of our Results of Operations for the years ended December 31, 2021 and 2020, the below table illustrates the impact of stock-based compensation on the expense categories to which the total is allocated (in thousands):

	Year Ended December 31,		Change
	2021	2020	$	%
Cost of revenues	$693	$27	$666	2,467%
Research and development	233	7	226	3,229%
Selling, general and administrative	1,547	48	1,499	3,123%

	$2,473	$82	$2,391	2,916%

Revenues

Total revenues decreased by $1.9 million, or 41%, to $2.8 million for the year ended December 31, 2021 compared to $4.7 million for the year ended December 31, 2020. Our revenue from design services decreased by $2.3 million, or 59%, for the year ended December 31, 2021, $1.7 million of the decrease of which is attributable to the completion of certain prototypes for a large customer in 2020 and $0.6 million of the decrease is attributable to revenue recognized in 2020 from the completion of a contract with a division of the federal government. The decrease in revenue was partially offset by an increase in revenues from battery shipments of $0.4 million for the year ended December 31, 2021 primarily due to sales of additional batches of standardized batteries to a commercial customer for whom we previously completed a prototype, as well as the opening of our second manufacturing line during July 2021, which increased our production capacity.

Cost of Revenues

Cost of revenues increased by $0.4 million, or 6%, to $7.1 million for the year ended December 31, 2021, compared to $6.7 million for the year ended December 31, 2020. This increase is primarily related to higher payroll and stock-based compensation costs of $0.7 million due to a higher number of employees to address our additional capacity requirements from our second manufacturing line that went into service during July 2021. Additionally, depreciation expense increased by $0.1 million from the use of the new manufacturing line. The increase is offset by a decrease of $0.4 million due to deferral of costs incurred to fulfill design services contracts expected to be completed in the future periods.

Research and Development Expense

R&D expense increased by $0.1 million, or 9%, to $1.5 million for the year ended December 31, 2021, compared to $1.4 million for the year ended December 31, 2020. This increase is due to additional stock-based compensation for personnel directly involved with R&D activities during the last quarter of 2021. Additionally, higher labor costs allocated to R&D activities were incurred as a result of increased headcount related to increased efforts as we continue to invest in developing our technology.

Selling, General and Administrative Expense

Selling, general and administrative expense increased by $0.7 million, or 18%, to $4.8 million for the year ended December 31, 2021, compared to $4.1 million for the year ended December 31, 2020. The increase is primarily due to a $2.2 million increase in payroll-related costs, including an increase of $0.7 million in salaries, bonus and fringe benefits, and an increase of $1.5 million in stock-based compensation expense. The payroll-related costs were the result of an increase of headcount in our finance and business development departments by three personnel during the second half of the year ended December 31, 2021 as we prepare to function as a public entity. Our stock-based compensation expense increased as a result of option awards granted to employees during the last three quarters of 2021 that incorporated an increased grant date fair value due to increases in the valuation of our common stock compared to prior periods. Additionally, we incurred additional costs of $0.3 million for recruiting and placement costs for talent acquisitions and $0.4 million for contract labor and accounting, finance and advisory consultants to prepare for the reporting requirements of a public entity. The increase of selling, general and administrative expense also incorporates an increase of $0.1 million in common area maintenance costs associated with our rented facilities. These increases were offset by a decrease of $2.3 million in legal costs. The majority of the legal costs incurred were related to a patent infringement claim filed against us in August 2019, which led to a large increase in legal costs during the year ended December 31, 2020. Total legal costs of $3.0 million were incurred during the year ended December 31, 2020, of which $2.8 million related to the settlement of the claim, while during the year ended December 31, 2021, $0.7 million in total legal costs were incurred, of which $0.1 million was related to the settlement of the claim.

Gain on Forgiveness of PPP Loan

Gain on forgiveness of PPP Loan was $0.7 million for the year ended December 31, 2021 due to the forgiveness of the PPP Loan in June 2021.

Liquidity and Capital Resources

Sources and Uses of Liquidity

Liquidity describes the ability of a company to generate sufficient cash flows to meet the cash requirements of its business operations, including working capital needs, debt service, acquisitions, contractual obligations and other commitments. We assess liquidity in terms of our cash flows from operations and their sufficiency to fund our operating and investing activities. To meet our contractual obligations, we must continually have sufficient highly liquid assets.

Prior to the Business Combination, we have financed our operations primarily through capital contributions from Amprius Holdings and revenue generated from operations. We do not expect to receive additional capital contributions from Amprius Holdings as we expect to rely on the cash on hand from the Business Combination, the PIPE and proceeds from the Committed Equity Financing, if any. Our ability to become profitable is dependent upon future events, including obtaining adequate financing to fund our business plan, completing the design and build out of our GWh-scale manufacturing facility, obtaining adequate supplier relationships, building our customer base, successfully executing our business and marketing strategy and hiring appropriate personnel.

We expect our capital expenditures and working capital requirements to increase materially in the near future. We currently operate a kWh-scale manufacturing line at our headquarters in Fremont, California, which we are working to expand to achieve production on a MWh-scale. To meet the demand for our batteries, we are in the process of designing and then building a GWh-scale manufacturing facility. Based on our current expectations, we estimate that our capital equipment expenditures will range between $120.0 million and $150.0 million to achieve 1.0 GWh per year of manufacturing capacity, and that it will take approximately two years following the Closing to start volume manufacturing. We plan to build in a modular form where we can incrementally increase our manufacturing capacity and operate a MWh-scale manufacturing line at our Fremont headquarters until we achieve approximately 0.5 to 1.0 GWh per year of manufacturing capacity at our new GWh-scale manufacturing facility and then to further expand as needed through a Copy Exact methodology.

As of September 30, 2022, we had $73.8 million of cash and cash equivalents, which included the $70.9 million net proceeds from the consummation of the business combination on September 14, 2022. We believe that our cash on hand from the Business Combination, the PIPE, proceeds from the Committed Equity Financing, if any, and funding from the government, will be sufficient to meet our working capital and capital expenditure requirements for a period of at least twelve months. We may, however, need additional cash as a result of being able to access all or a portion of the capacity of the Committed Equity Financing and/or if there are material changes to our business conditions or other developments, including unanticipated delays in the development of our high-volume manufacturing line, supply chain challenges, delays or unavailability of government funding, disruptions due to the COVID-19 pandemic, competitive pressures, and regulatory developments.

Actual sales, if any, of shares of Common Stock to BRPC II under the Committed Equity Financing will depend on a variety of factors to be determined by us from time to time, including, among other things, market conditions, the trading price of our Common Stock and determinations by us as to appropriate sources of funding for our business and operations. We cannot guarantee the extent to which we may utilize the Committed Equity Financing. See “—Committed Equity Financing” for more information.

We may receive up to approximately $289.4 million from the exercise in full of all of the Warrants for cash. However, the exercise price of the Public Warrants and Private Warrants is $11.50 per share, and the exercise price of the PIPE Warrants is $12.50 per share, each of which exceeds $10.50, the closing price of our Common Stock on the NYSE on November 10, 2022. The likelihood that warrant holders will exercise the Warrants and any cash proceeds that we would receive is dependent upon the market price of our Common Stock. If the market price for our Common Stock is less than $11.50 per share, in the case of the Private Warrants and Public Warrants, or $12.50 per share, in the case of the PIPE Warrants, we believe warrant holders will be unlikely to exercise their Warrants.

To the extent that our resources are insufficient to satisfy our cash requirements, we may need to seek additional equity or debt financing. If the financing is not available, or if the terms of financing are less desirable than we expect, we may be forced to take actions to reduce our capital or operating expenditures, including by reducing or delaying our production facility expansion, which may adversely affect our business, operating results, financial condition and prospects. For example, because we expect to expand through a Copy Exact methodology, to the extent we have less cash than expected and additional financing is unavailable on acceptable terms, we expect that we would reduce the initial production capacity of our large-scale facility and thereafter add capacity as appropriate. Any such reduction or delay may have an adverse impact on our business plan and our results of operations.

We have incurred net losses to date. For the three and nine months ended September 30, 2022, we incurred a net loss of $4.2 million and $11.3 million, respectively. We expect to incur additional losses and increased expenses in future periods, including those associated with the design and build out of our GWh-scale manufacturing facility, continued research and development efforts and increased employee headcount. We believe that building and operating a high-volume manufacturing facility will facilitate profitability. Management believes that its cash and cash equivalents on hand as of September 30, 2022 will be sufficient to fund our operating activities for at least the next twelve months.

Contractual and Other Obligations

We had operated under a space and facility sharing arrangement, categorized as an operating lease, with Amprius Holdings in Fremont, California. Pursuant to the agreement, we used equipment owned by and space leased by Amprius Holdings in our operations. The current lease has an expiration date of June 30, 2024, with a single option to extend the lease for 60 months, which we are reasonably certain to exercise on behalf of Amprius Holdings. Effective May 1, 2022, we assumed this lease, which was initially entered into by Los Altos Fields, LLC and Amprius Holdings, and, as a result of the assignment, the space and facility sharing arrangement was terminated. Our expected minimum lease payments through June 30, 2024 are $0.9 million. If we elect to extend the lease, the additional expected minimum lease payments would be $3.1 million through June 30, 2029. See Note 11 “Leases” to the accompanying interim unaudited condensed financial statements as of and for the nine months ended September 30, 2022 and Note 11 “Commitments and Contingencies” to the accompanying audited financial statements of Legacy Amprius as of and for the year ended December 31, 2021 included elsewhere in this prospectus for further information.

We also enter into other contracts in the normal course of business with various vendors that generally provide for contract termination following a certain notice period. These contracts generally do not contain any minimum purchase commitments. Payments due upon cancellation under these contracts generally consist only of payments for services provided, expenses incurred up to the date of cancellation and de minimis termination penalties.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods presented (in thousands):

	Nine Months Ended September 30,		Year Ended December 31,
	2022	2021	2021	2020
Net cash used in operating activities	$(8,184)	$(6,307)	$(8,016)	$(5,044)
Net cash used in investing activities	(747)	(276)	(609)	(527)
Net cash provided by financing activities	71,578	19,693	20,112	5,573

Net increase in cash and cash equivalents	$62,647	$13,110	$11,487	$2

Cash Flows Used in Operating Activities

Comparison of the Nine Months Ended September 30, 2022 and 2021

Our cash flows used in operating activities to date have been primarily comprised of various personnel expenses related to expanding our business, as well as costs to support our increased production capacity related to our second manufacturing line that was placed into service in July 2021. We expect our expenses related to personnel, research and development and selling, general and administrative activities to increase to support our transition into a public company, as well as to support our plans to increase manufacturing capacity.

Net cash used in operating activities during the nine months ended September 30, 2022 was $8.2 million, consisting primarily of our net loss of $11.3 million, adjusted for positive non-cash adjustments of $3.7 million and cash used by changes in our operating assets and liabilities of $0.6 million. The non-cash adjustments were primarily driven by $2.1 million in stock-based compensation expense and $1.1 million in depreciation and amortization expense. Net cash used by changes in our operating assets and liabilities of $0.6 million was primarily driven by an increase of $2.2 million in prepaid expenses attributed to prepaid insurance as insurance premiums, including director and officer insurance, increased for a public company, an increase of $0.5 million in accounts receivable primarily due to timing of invoices issued based on milestones achieved of our customization design services and additional standard cell shipments completed within the periods, and a decrease of $0.4 million in rental payments for our operating lease. These outflows were primarily offset by an increase of $2.3 million in accounts payable primarily attributable to payments of the transaction costs upon Closing of the Business Combination.

Net cash used in operating activities during the nine months ended September 30, 2021 was $6.3 million, consisting primarily of our net loss of $6.2 million, adjusted for positive non-cash adjustments of $1.0 million and cash used by changes in our operating assets and liabilities of $1.1 million. The non-cash adjustments were primarily driven by $1.1 million in depreciation and amortization expense, and $0.7 million in stock-based compensation expense. This was offset by a $0.7 million gain on forgiveness of the PPP loan in June 2021. Net cash used by changes in our operating assets and liabilities of $1.1 million was predominantly driven by a decrease of $1.8 million in accounts payable due to the payment of a significant portion of our legal obligations in the first quarter of 2021. Additionally, we experienced a further increase of $1.0 million in deferred costs primarily attributable to capitalized costs for design services contracts with two major customers. These outflows were primarily offset by a $1.5 million increase in deferred revenue from amounts invoiced as progress payments in advance of revenue recognition for the same two design services customers that resulted in the increased deferred costs.

Comparison of the Years Ended December 31, 2021 and 2020

Net cash used in operating activities during the year ended December 31, 2021 was $8.0 million, as opposed to $5.0 million in the year ended December 31, 2020.

Net cash used in operating activities during the year ended December 31, 2021 was $8.0 million, consisting primarily of our net loss of $9.9 million, adjusted for positive non-cash adjustments of $3.4 million and cash used by changes in our operating assets and liabilities of $1.5 million. The non-cash adjustments were primarily driven by $2.5 million in stock-based compensation expense and $1.4 million in depreciation expense, which were offset by $0.7 million from a gain on forgiveness of PPP Loan. Net cash used by changes in our operating assets and liabilities of $1.5 million was driven primarily by an increase in deferred costs of $1.5 million primarily attributed to design services contracts that were expected to be completed in the future. We also experienced a decrease of $1.8 million in accounts payable due to the payment of a significant portion of our payables. The outflows were offset by a $1.2 million increase in deferred revenue primarily attributed to amounts invoiced as progress payments in advance of revenue recognition for federal government contracts that were to be completed. In addition, the outflows were offset by a $0.5 million increase in accrued liabilities primarily attributed to higher payroll accruals to be paid as a result of headcount increases during the year ended December 31, 2021.

Net cash used in operating activities during the year ended December 31, 2020 was $5.0 million, consisting primarily of our net loss of $7.4 million, adjusted for positive non-cash adjustments of $1.4 million and cash provided by changes in our operating assets and liabilities of $1.0 million. The non-cash adjustments were primarily driven by $1.2 million in depreciation expense. Net cash provided by changes in our operating assets and liabilities of $1.0 million was predominantly driven by an increase in accounts payable of $1.8 million significantly comprised of the payment of the accrual related to our patent infringement claim filed against us in August 2019. The inflow was offset by a decrease of $0.7 million in accrued liabilities primarily attributed to the settlement of $1.0 million for a patent infringement claim filed against Amprius Holdings in August 2019 covering two of our technologies, the silicon nanowire anode and the silicon composite anode, that had been initiated in the previous year. Additionally, the inflow was offset by an increase of $0.1 million in inventory primarily attributed to the completion of a limited number of batteries to be sold in current contracts that were finalized.

Cash Flows Used in Investing Activities

Comparison of the Nine Months Ended September 30, 2022 and 2021

Net cash used in investing activities during the nine months ended September 30, 2022 was $0.7 million, in comparison to $0.3 million in the nine months ended September 30, 2021. The increase in purchases in property and equipment during the nine months ended September 30, 2022 was primarily due to two advanced payments made for construction in progress during the third quarter of 2022.

Comparison of the Years Ended December 31, 2021 and 2020

Net cash used in investing activities during the year ended December 31, 2021 was $0.6 million, in comparison to $0.5 million in the year ended December 31, 2020, as purchases in property and equipment remained relatively consistent year over year.

Cash Flows (Used in) Provided by Financing Activities

We have historically financed our operations primarily through contributions from Amprius Holdings.

Comparison of the Nine Months Ended September 30, 2022 and 2021

Net cash provided by financing activities during the nine months ended September 30, 2022 was $71.6 million, as compared to net cash provided by financing activities of $19.7 million in the nine months ended September 30, 2021. The increase in net cash provided by financing activities was primarily attributable to $71.1 million in proceeds from the reverse recapitalization and PIPE financing, net of transaction costs.

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During the nine months ended September 30, 2021, cash provided by financing activities was primarily attributable to cash contributed from Amprius Holdings.

Comparison of the Years Ended December 31, 2021 and 2020

Net cash provided by financing activities during the year ended December 31, 2021 was $20.1 million, as compared to $5.6 million during the year ended December 31, 2020. The increase in cash provided by financing activities was primarily due to a $15.3 million increase in capital contributions from Amprius Holdings. Additionally, there were no new loans obtained for financing during the year ended December 31, 2021, as opposed to $0.7 million in proceeds received during the year ended December 31, 2020 when the PPP Loan was obtained.

Related Party Transactions

We entered into related party transactions with Amprius Holdings in the ordinary course of business. On February 27, 2017, we entered into the Intercompany Services Agreement with Amprius Holdings, pursuant to which Amprius Holdings agreed to provide certain services to us, including financial and external reporting services, tax and general accounting services, engineering services, legal and patent-related services, services related to business development, information technology and human resources and other administrative services.

Prior to the distribution of Amprius Holdings’ subsidiaries in late January and early February 2022, the general and administrative expenses of Amprius Holdings were allocated among each subsidiary, including Amprius. After the distribution, such costs incurred by the Amprius Holdings were wholly allocated to Amprius as the only remaining subsidiary. For the one month ended January 31, 2022 and the year ended December 31, 2021, the fee for Amprius Holdings’ services pursuant to the Intercompany Services Agreement was 25% of total costs incurred by Amprius Holdings in connection with the services provided under the agreement. From February 2022, the fee for Amprius Holdings’ services pursuant to the Intercompany Services Agreement was 100% of total costs incurred by Amprius Holdings in connection with the services provided under the agreement. Pursuant to the termination agreement entered into by Amprius Holdings and the Legacy Amprius on June 8, 2022, the Intercompany Service Agreement was terminated upon the closing of the Business Combination on September 14, 2022. Allocated service costs were $0.1 million for the three months ended September 30, 2022 and 2021, and $0.7 million and $0.4 million for the nine months ended September 30, 2022 and 2021, respectively, including costs related to stock-based compensation. Allocated services costs amount to $1.4 million and $0.4 million for the year ended December 31, 2021 and 2020, respectively, including costs related to stock-based compensation. The service costs allocated to us were accounted for as capital contributions by Amprius Holdings to Amprius.

Prior to the Business Combination, Amprius Holdings contributed capital to support our operations. Amprius Holdings provided $0.1 million and $14.7 million in capital contributions during the three months ended September 30, 2022 and 2021, and $0.9 million and $19.8 million during the nine months ended September 30, 2022 and 2021, respectively, in addition to the amounts allocated to us under the Intercompany Services Agreement. Amprius Holdings made capital contributions of $20.2 million and $4.5 million in capital contributions during the year ended December 31, 2021 and 2020, respectively, in addition to the amounts allocated to us under the Intercompany Services Agreement.

Additionally, we purchased and may continue to purchase raw materials and development materials from two former subsidiaries of Amprius Holdings. In early 2022, ownership of each of these entities was transferred to the Amprius Holdings stockholders so that each could pursue its business separately. Following the spin-offs, Dr. Sun, our Chief Executive Officer and a member of our Board, has continued to serve on the boards of each of these entities and their respective holding companies. For periods prior to distribution of the subsidiaries of Amprius Holdings during the nine months ended September 30, 2022, such purchases recorded as cost of revenues totaled $0.1 million. For the year ended December 31, 2021 and 2020, such purchases recorded as cost of revenues totaled $0.3 million and $0.4 million, respectively. There is no commitment on either party to continue such sales.

For more information regarding our related party transactions, see Note 13 “Related Party Transactions” to the accompanying interim unaudited condensed financial statements as of and for the nine months ended September 30, 2022 and see Note 12 “Related Party Transactions” and Note 14 “Subsequent Events” to the audited financial statements as of and for the year ended December 31, 2021 included elsewhere in this prospectus.

Emerging Growth Company and Smaller Reporting Company Status

We are an emerging growth company as defined in the JOBS Act and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. Section 107 of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with those standards. This means that when a standard is issued or revised and it has different application dates for public and nonpublic companies, we have the option to adopt the new or revised standard at the time nonpublic companies adopt the new or revised standard and can do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company. We have elected to use the extended transition period for complying with new or revised accounting standards unless we otherwise early adopt select standards.

We are also a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of our Common Stock held by non-affiliates exceeds $250.0 million as of the prior June 30 or (ii) our annual revenue exceeded $100.0 million during such completed fiscal year and the market value of our Common Stock held by non-affiliates exceeds $700.0 million as of the prior June 30.

Critical Accounting Policies and Significant Management Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our audited financial statements and interim unaudited condensed financial statements included elsewhere in this prospectus, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported income (loss) generated, and expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material. While our significant accounting policies are more fully described in Note 2 to our audited financial statements and our interim unaudited condensed financial statements, each included elsewhere in this prospectus, we believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates and have a more significant impact on our financial statements due to the size of the financial statement elements and prevalence of their application.

The following is a summary of some of the more critical accounting policies and estimates.

Basis of Presentation

As Amprius Holdings has historically prepared financial statements for us, our financial statements have been prepared from the financial records of Amprius Holdings on a carve-out basis derived from the accounting records of Amprius Holdings using the historical results of operations and our historical bases of assets and liabilities, adjusted as necessary to conform to U.S. GAAP.

More specifically, the balance sheets include all our legal assets, those assets provided by Amprius Holdings, and both liabilities incurred by us and allocated from Amprius Holdings. The statements of operations for each of the periods presented reflect all expenses and activities directly attributable to us, as well as an allocation of Amprius Holdings’ general and administrative expenses. We did not share facilities or costs with the other three operating subsidiaries with the exception of expenses at the Amprius Holdings level for the payroll related expenses for two executive employees of Amprius Holdings and other legal, tax, insurance and accounting fees which were not identifiable as related to a specific subsidiary (“Shared Expenses”). Amprius Holdings’ executives supported the subsidiary group with governance, management, and investor relations. The Shared Expenses were allocated based on the time incurred by Amprius Holdings’ executives to support each subsidiary as other metrics such as revenue, headcount or assets had no correlation to the services provided to the subsidiaries. Prior to the distribution of the subsidiaries of Amprius Holdings in late January and early February 2022, the general and administrative expenses were allocated to each subsidiary, including us. After such subsidiary distribution, costs incurred by Amprius Holdings on behalf of us were wholly allocated to us as the only remaining subsidiary.

During all periods presented, our operations were funded by Amprius Holdings. The source of financing consisted of proceeds received by Amprius Holdings from its issuance of preferred stock.

We believe the expense allocation methodology and results are reasonable and consistently applied for all comparative periods presented. However, these allocations may not be indicative of the actual expenses that would have been incurred by an independent company or of the costs to be incurred in the future. The financial statements may not be indicative of our future performance and do not necessarily reflect what the financial position, results of operations, and cash flows would have been had we operated as a standalone company during the periods presented.

Revenue Recognition

We recognize revenue under ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), when a customer obtains control of promised goods or services in an amount that reflects the consideration which we expect to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, we perform the following five steps:

1. Identification of the contract(s) with a customer;

A contract is defined as an agreement between two or more parties that creates enforceable rights and obligations. We generally enter into fixed-price agreements with our customers which outline the terms of the business relationship between the parties. Additionally, we may receive purchase orders from customers or enter into statements of work that indicate pricing, performance and delivery obligations, progress payments (if any) and the timing for each transaction.

We account for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of the consideration is probable. At contract inception, we also evaluate prior incomplete contracts to determine whether the contract with the customer should be combined and accounted for as a single contract with any prior contract.

2. Identification of the performance obligations in the contract;

The promises within each contract for customization design services may vary depending on the customer requirements. However, those contracts contain promises which generally include (a) custom battery design to conform with customer requirements, (b) design progress reporting, (c) development of preliminary batteries, (d) testing of battery design and performance and (e) delivery of final battery prototypes that meet pre-defined customer specifications along with test results of the delivered batteries. Those promises are generally inputs to a combined output to deliver a single final prototype battery and are therefore accounted for as a single performance obligation.

Contracts for standard battery products for commercial sales are generally ready-made with no customization. Within these contracts, each battery product is a distinct performance obligation.

3. Determination of the transaction price, including the constraint on variable consideration

Payment terms for our contracts are generally based on the achievement of defined milestones. Since revenue is generally recognized at the point in time when control transfers to the customer upon final delivery of the prototype battery or completion of the service at the end of the contract as discussed below in Step 5—Recognize revenue when, or as, a performance obligation is satisfied, the variable consideration is not considered to be constrained at the inception of the contract and the transaction price equals the cumulative payments to which we are entitled at the end of the contract.

We elected to use the practical expedient to disregard the effect of the time value of money in a significant financing component when its payment terms are less than one year. In cases when there is a period of more than one year, we only adjust the transaction price when the financing component is significant and beyond the mitigating effect of the progress payments.

4. Allocation of the transaction price to the performance obligations in the contract

The transaction price is allocated to the performance obligations. Our contracts generally contain a single performance obligation; therefore, allocation is not necessary.

5. Recognition of revenue when, or as, performance obligations are satisfied.

Under our customized design services contracts, control generally transfers upon the completion of the battery design and delivery of the final prototype batteries. For follow-on orders and standalone commercial sales of standard battery products to customers, control generally transfers upon shipment of the product.

Under ASC 606, assuming all other revenue recognition criteria have been met, we will recognize revenue for arrangements upon the transfer of control of our performance obligations to our customers.

We generate revenue from both our contracts for customization design services for the development of silicon-anode lithium-ion battery technology and delivery of prototypes as well as providing finished battery products to our customers. Payment terms for our contracts are generally based on defined milestones. The customization design services generally provide design and development efforts to configure our existing battery technology towards a customer’s required specifications. The development of these battery prototypes is a single performance obligation as the individual customization activities performed through delivery of the prototype batteries are not distinct. Revenue is recognized at the point in time when control transfers to the customer upon final delivery of prototype batteries or completion of the defined service. We recognize revenue from follow-on orders and standalone commercial sales of battery products to customers at the point in time that control of the battery product has been transferred to the customer which is generally upon shipment.

Leases

On January 1, 2022, we adopted ASC 842, Leases (“ASC 842”). For more information, refer to Note 2 “Summary of Significant Accounting Policies” to our interim unaudited condensed financial statements as of and for the nine months ended September 30, 2022. As a result, reporting periods beginning in 2022 are presented under ASC 842.

Upon adoption of ASC 842, we recorded our operating lease on the balance sheet as an operating right of use asset, current portion of operating lease liability and non-current operating lease liability. Operating lease liabilities are initially recognized based on the net present value of the fixed portion of our lease components through the lease term. To calculate the net present value, we apply an incremental borrowing rate (“IBR”). The determination of the IBR requires complex judgment, and it involves using a portfolio approach based on the rate of interest we would pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term. We recognize operating lease assets based on lease liabilities and initial direct costs, less any tenant allowance incentives. We test operating lease assets for impairment in the same manner as long-lived assets and include the related operating lease liability and operating lease payments in our analysis.

Stock-Based Compensation

We measure stock options and other stock-based awards granted to qualified employees, directors and contract workers based on their fair value on the date of grant and recognize compensation expense of those awards over the requisite service period. We recognize the impact of forfeitures on stock-based compensation expense as forfeitures occur. We apply the straight-line method of expense recognition.

Prior to the formation and incorporation of Legacy Amprius, qualified employees, directors and contract workers participated in Amprius Holdings’ equity incentive plan, including stock option awards. For those employees, directors and contract workers who were transferred to us or continued to provide services to us and previously received awards under Amprius Holdings’ equity incentive plan, costs of those awards are recorded as share-based compensation and a corresponding contribution from Amprius Holdings based on the grant date fair value of the awards. Stock-based compensation expense attributable to grants made under Amprius Holdings’ stock plan totaled $0.4 million and $0.1 million for the nine months ended September 30, 2022 and 2021, respectively, and $1.5 million and $0.1 million during the years ended December 31, 2021 and 2020, respectively. Upon its incorporation, Legacy Amprius established the 2016 Plan separate from the equity incentive plan of Amprius Holdings. Certain qualified employees, directors and contract workers of Amprius Holdings have received stock option awards under the 2016 Plan. We recorded the cost of the share-based compensation of these awards.

We estimate the fair value of each stock option grant on the date of grant using the Black-Scholes option-pricing model, which requires the use of highly subjective assumptions including:

•

Expected Term—The expected term of stock options represents the period that our share-based awards are expected to be outstanding. As we do not have sufficient historical experience for determining the expected term, the expected term has been derived based on the simplified method for awards that qualify as plain-vanilla options.

•

Expected Volatility—As we are privately held, there is no observable market for our common stock, and accordingly, expected volatility has been estimated based on the volatilities of similar publicly-traded companies.

•	Risk-Free Interest Rate—We base the risk-free interest rate on the implied yield available on the U.S. Treasury zero coupon issues with a remaining term equivalent to the expected term of the option.

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Expected Dividend—The expected dividend assumption is based on our current expectations about our anticipated dividend policy. We have not paid dividends since inception and currently do not anticipate a dividend.

Common Stock Valuations

Prior to the Business Combination, we recorded stock-based compensation for grantees based on the common stock valuations of Legacy Amprius Common Stock or the common stock of Amprius Holdings, as applicable. We recorded stock-based compensation based on the valuation of Amprius Holdings’ common stock as outlined in the Critical Accounting Policy for “Stock-Based Compensation” above.

As there was no public market for Legacy Amprius Common Stock and Amprius Holdings’ common stock prior to the Business Combination, the estimated fair value of Legacy Amprius Common Stock and Amprius Holdings’ common stock was determined by the respective board of directors, or compensation committee thereof, as of the date of each option grant, with input from management, considering the most recently available third-party valuations of common stock and the respective board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant.

These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”). The Practice Aid identifies various available methods for allocating the enterprise value across classes of capital stock in determining the fair value of Legacy Amprius Common Stock at each valuation date.

In accordance with the Practice Aid, the probability-weighed expected return method (“PWERM”) and the Option Pricing Method (“OPM”) were the most appropriate methods for determining the fair value of Legacy Amprius Common Stock and Amprius Holdings’ common stock based on Legacy Amprius’ stage of development and other relevant factors. The valuation of Legacy Amprius and Amprius Holdings as of December 2020 were based on the Discounted Cash Flow Method, and the analyses as of March 2022 contemplated the Hybrid Method, which is a combination of the PWERM and the OPM to allocate the value to the securities based, in part, on the terms of Amprius Holdings’ most recent financing—the Series E-2 convertible preferred stock financing completed in June 2021.

In addition to considering the results of the third-party valuations, the respective board of directors considered various objective and subjective factors to determine the fair value of such common as of each grant date, including:

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the rights, preferences, and privileges of Amprius Holdings’ preferred securities as compared to those of Legacy Amprius Common Stock and Amprius Holdings’ common stock, including liquidation preferences of Amprius Holdings’ preferred stock;

•	stage of development;

•	external market conditions affecting the industry and trends within the industry, including a review of the performance and metrics of guideline public companies;

•	the respective company’s financial position, including cash on hand, and historical and forecasted performance and operating results;

•	the lack of an active public market for such common stock and Amprius Holdings’ preferred stock;

•	the likelihood of achieving a liquidity event, such as a Special Purpose Acquisition Company (“SPAC”) transaction or sale of our company in light of prevailing market conditions; and

•	an analysis of initial public offerings and the market performance of similar companies in the industry.

Valuation of Legacy Amprius

Our valuations were performed using the OPM, PWERM or the Hybrid Method. The method selected was based on the availability and the quality of information to develop the assumptions for the methodology, based on the facts and circumstances applicable to each valuation date.

OPM—The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. The common stock is modeled as a call option on the underlying equity value at a predetermined exercise price. In the model, the exercise price is based on a comparison with the total equity value rather than, as in the case of a regular option, a comparison with a per share stock price. Thus, common stock is considered to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the preferred stock liquidation preference is paid. The OPM uses the Black-Scholes option pricing model to price the call options. This model defines the fair value of securities as functions of the current fair value of the subject company and uses assumptions such as the anticipated timing of a potential liquidity event and the estimated volatility of the equity securities. The OPM might be used to determine the enterprise value of an entity by using a “backsolve method.” By considering the sales price of shares in a recent arms-length financing, the aggregate equity value (and, by implication, enterprise value) can be “back-solved” using an option pricing theory-based model that gives consideration to the subject company’s capitalization structure and rights of the holders of preferred stock and common stock. This methodology is most applicable when a valuation is conducted close to the date of a financing transaction.

PWERM—Under the PWERM, the fair value of the common stock is estimated based upon an analysis of future values for the company, assuming various scenario outcomes. The common stock value is based on the probability weighted present value of expected future investment returns considering each of the possible outcomes available, as well as the rights of each class of stock under each scenario. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability to arrive at an indication of value for the common stock.

“Hybrid Method”—The Hybrid Method is a PWERM where the equity value in one or more of the scenarios is calculated using an OPM. In considering valuation approaches for Legacy Amprius, the third-party valuation specialist applied the Hybrid Method in our March 2022 valuation of Legacy Amprius to determine the implied equity value of Legacy Amprius in various scenarios, based in part on the latest round of financing—Amprius Holdings’ Series E-2 convertible preferred stock financing completed in June 2021.

To determine the fair value of common stock as of the grant date for options granted during the period, we performed a linear interpolation between the December 31, 2020 and March 29, 2022 valuation dates.

Valuation as of December 31, 2020

The third-party valuation specialist relied solely on an Income Approach (discounted cash flow analysis) to value the equity of Legacy Amprius as of this valuation date. In addition, given the simplified capital structure, a per share value was determined by dividing the estimated equity value by the number of shares outstanding. The fair value of Legacy Amprius Common Stock was estimated at $2.58 per share.

Valuation as of March 29, 2022

In considering valuation approaches for Legacy Amprius, the third-party valuation specialist applied the Hybrid Method in our March 2022 valuation of Legacy Amprius to determine the implied equity value of Legacy Amprius in various scenarios, based in part on the latest round of financing of Amprius Holdings—Series E-2 convertible preferred stock. The third-party valuation specialist, based on discussions with management, gave consideration to the following scenarios:

•	Two SPAC term sheet values that we received;

•	Backsolve OPM based on Amprius Holdings’ Series E-2 convertible preferred stock financing completed in June 2021; and

•	A discounted cash flow analysis as of the March 2022 valuation date.

The relative probability of each type of future-event scenario was determined based on management’s best estimate as of the date of valuation, including then-current expectations as to the timing and likely prospects of the future event scenarios. Based on discussions with management, the two SPAC scenarios were weighted 12.5% each, the Backsolve analysis based on the Series E-2 financing was weighted 25%, and the discounted cash flow analysis was weighted 50%. The weighted average implied equity value was then used to determine the common stock value based on an OPM. The fair value of Legacy Amprius Common Stock was estimated at $3.79 per share, an increase of approximately 46.9% over the per share estimate in December 2020. The most significant development relating to the increase in value was the two term sheets received from SPAC acquirers in February and March of 2022.

Valuation of Amprius Holdings

To determine the fair value of common stock as of the grant date for options granted during the period, we performed a linear interpolation between the December 31, 2020, June 30, 2021, and March 29, 2022 valuation dates.

Valuation of Amprius Holdings as of December 31, 2020

The third-party valuation specialist estimated Amprius Holdings’ equity value based on both a market approach (Guideline Public Company Method) and an Income Approach (discounted cash flow analysis), applying weightings to each value to arrive at an equity value estimate. This value estimate was then allocated to the various securities in the capital structure based on an OPM. The fair value of Amprius Holdings’ common stock was estimated at $2.34 per share.

Valuation of Amprius Holdings as of June 30, 2021

Similar to the prior date, the third-party valuation specialist estimated Amprius Holdings’ equity value based on a market approach (Guideline Public Company Method) and an Income Approach (discounted cash flow analysis). In addition, consideration was given to the implied equity value from the Backsolve analysis based on Amprius Holdings’ Series E-2 financing. The specialist applied weightings to each value to arrive at an equity value estimate. Based on discussions with management, the two market approaches were weighted a combined 37.5%, the discounted cash flow analysis was weighted 12.5%, and the Backsolve analysis based on the Series E-2 financing was weighted 50%. The weighted average implied equity value was then used to determine the common stock value based on an OPM. The fair value of Amprius Holdings’ common stock was estimated at $2.55 per share, an increase of approximately 9% from the previous valuation date. One significant development since the previous valuation analysis was Amprius Holdings’ Series E-2 funding round, which raised approximately $36 million from investors from February 2021 to June 2021.

Valuation of Amprius Holdings as of March 29, 2022

Subsequent to Amprius Holdings’ divestiture of three entities in early 2022, its only assets were the shares of Legacy Amprius Common Stock it owned and cash. As such, the third-party valuation specialist adjusted the value from the analysis performed for Amprius, making an adjustment for cash to value the equity based on an asset-based approach. This value was then allocated to the securities in the capital structure based on an OPM, in order to estimate the value of the common stock in Amprius Holdings as of the valuation date. The resultant value estimate was $1.43 per share as of this valuation date, with the decrease primarily attributable to the divestiture.

Amprius Holdings noted that for determining its stock-based compensation for option grants in December 2021, the March 29, 2022 value estimate was adjusted upwards to reflect the fact that the three entities had not been divested at that point in time in order to derive an interpolated value for stock-based compensation expense.

The assumptions underlying these valuations represented our management’s and Amprius Holdings’ management’s best estimates, which involved inherent uncertainties and the application of the respective management’s judgment. As a result, if we had used significantly different assumptions or estimates, the fair value of our common stock and our stock-based compensation expense could have been materially different.

A public trading market for our Common Stock was established in connection with the closing of the Business Combination, and it is no longer necessary for our Board to estimate the fair value of our Common Stock in connection with our accounting for granted stock options and other such awards we may grant, as the fair value of our Common Stock is determined based on the quoted market price of shares of our Common Stock.

Recent Accounting Pronouncements

See Note 2 “Summary of Significant Accounting Policies” to the interim unaudited condensed financial statements of the Company as of and for the nine months ended September 30, 2022 and the audited financial statements of the Company as of and for the year ended December 31, 2021 included elsewhere in this prospectus for further information about recent accounting pronouncements, the timing of their adoption, and our assessment, to the extent we have made one, of their potential impact on our financial condition and results of operations.

Quantitative and Qualitative Disclosures about Market Risk

We are subject to a variety of market-related risks, which broadly includes interest rate risk, credit risk, and inflation risk. These risks may affect our results of operations and cash flows.

Interest Rate Risk

We are exposed to interest-rate risk related to our interest-bearing bank deposits. Adverse changes in interest rates may affect our results of operations. Cash and cash equivalents as of September 30, 2022 was $73.8 million. Hypothetically, if our cash and cash equivalents remain the same and if the interest rate changes by 100 basis points, our interest income may change by approximately $0.8 million on a per annum basis.

We have no interest-bearing borrowings as of September 30, 2022.

Credit Risk

We are exposed to credit risk from our customers. Our customers may default on their obligations to us due to bankruptcy, lack of liquidity or other reasons. Although we regularly review our credit exposure to our customers, default risk may arise from events or circumstances that are difficult to foresee. We rely primarily on the creditworthiness of our customers and have limited recourse for collection. Our inability to assess creditworthiness of our customers could adversely affect our operating results and cash flows.

Inflation Risk

High inflation may affect our operating results and cash flows. However, we do not believe that inflation had a materially impact on our operating results and cash flows during the three and nine months ended September 30, 2022. If our costs become subjected to significant inflationary pressures, we may not be able to fully offset such higher costs through increase in prices of products we sell.

BUSINESS

Overview

We have developed and, since 2018, been in commercial production of an ultra-high energy density lithium-ion battery for mobility applications leveraging a disruptive silicon nanowire anode. Our silicon nanowire anode technology enables batteries with higher energy density, higher power density, and extreme fast charging capabilities over a wide range of operating temperatures, which results in our batteries providing superior performance compared to conventional graphite lithium-ion batteries. Our silicon nanowire anode is a direct drop-in replacement of the graphite anode in traditional lithium-ion batteries, and our manufacturing process leverages the manufacturing process for conventional lithium-ion batteries and the related supply chain.

Today, our batteries are primarily used for existing and emerging aviation applications, including unmanned aerial systems (“UAS”), such as drones and high-altitude pseudo satellites (“HAPS”). We believe our proprietary technology has the potential for broad application in electric transportation.

Our batteries and their performance specifications have been tested and validated for application by over 30 customers, including Airbus, AeroVironment, BAE Systems, the U.S. Army and Teledyne FLIR, and we have shipped over 10,000 batteries to date, which have enabled mission critical applications. Our proprietary silicon nanowire anode structures, battery cell designs and manufacturing processes are defended by our portfolio of patents, trade secrets and know-how developed over 10 years of research and development.

We currently manufacture batteries on kWh-scale production lines at our headquarters in Fremont, California, where demand for our batteries exceeds our manufacturing capacity. We are working to meet the expected demand in several rapidly growing addressable markets, including by designing and building a large-scale production facility that can manufacture at GWh+ scale.

Industry Background

Traditional transportation has been powered by fossil fuel-based engines which have led to significant greenhouse gas emissions. A rising focus on sustainable energy use in transportation is leading to increased investments in technology, government incentives and consumer demand for the electrification of passenger and payload mobility. Among the mobility mediums experiencing a shift to electrification due to these trends are aircraft such as UAS, which includes drones and HAPS, and eVTOL planes, as well as ground-based EVs. Critical and breakthrough battery technologies can facilitate and, in certain cases, enable the mass adoption of these electric transportation mediums by improving energy density, accelerating fast charging capabilities, extending battery life, and improving safety.

Aviation Industry

Unmanned Aerial Systems: UAS are aircraft that operate with no crew or passengers onboard and are guided by remote control or autonomously. Examples of UAS include drones and HAPS. UAS are the next generation aerial transportation technology utilized for surveillance, assessment, logistics, delivery, communications, and imaging, among other uses. Emerging technologies, such as Amprius’ silicon anode battery, offer lighter weight and/or more energy dense batteries, potentially overcoming current battery technology barriers and enabling faster adoption of UAS. Based on an Insider Intelligence article from April 2022, a Stratistics report from March 2022 and management estimates, the total addressable market for UAS batteries is expected to reach approximately $38.2 billion by 2025.

Drones: Drones are the most common type of UAS that are increasingly being utilized in various industries, including military and defense, agricultural, construction and logistics. One of the key barriers to wider adoption is the existing battery technology, which limits the flight range and payload capacity. Our batteries offer higher energy density, which enables longer range endurance, and, depending on customer specifications, lighter weight, which facilitates higher payload capacity.

High Altitude Pseudo Satellites: HAPS are alternatives for traditional satellites. When deployed, HAPS typically operate at stratospheric altitudes, approximately 12 miles (approximately 65,000 feet) above sea level. HAPS are being increasingly utilized to provide high-quality broadcast features, particularly in remote regions, which have limited terrestrial network coverage. HAPS generally use solar energy and battery storage as the power source to operate for long durations of time. As a result, lightweight, higher energy density batteries with the ability to operate in extreme temperature and pressure conditions are critical enablers. Amprius offers advanced battery technology suitable for application in HAPS, which is currently in use by prominent aerospace companies, like Airbus.

Electric Air Transportation: Population growth and urbanization are key megatrends that are stretching ground transportation infrastructure to its limits and resulting in significant greenhouse gas emissions. A potential mitigation strategy is expanding travel into the air, which is offered by eVTOL vehicles, a passenger aircraft that uses electric power to hover, takeoff, and land vertically. Historically, the electrification of passenger and cargo aircraft has lagged the adoption of electric automobiles in part because of the greater technical challenges. However, over the last few years there have been significant advancements in the key enabling technologies for eVTOL aircraft, such as the high energy density and robust performance batteries offered by Amprius. Continued improvements in battery energy density could allow eVTOL aircraft to increase their range, speed and payload, dramatically expanding the range of trips and further accelerating the adoption of electric air mobility. Based on Morgan Stanley’s May 2021 report and management estimates, the total global addressable electric air mobility battery market is forecasted to reach approximately $11.1 billion by 2025.

EV Industry

The electrification of ground transportation is being accelerated by regulatory pressure to meet sustainability benchmarks and growing consumer preference. Some of the largest global automotive OEMs expect to be 100% EV by 2035. Market and Market’s February 2021 report estimates that the global electric vehicle battery market is expected to reach $67.2 billion by 2025. McKinsey & Company estimated in October 2021 that 2030 EV battery requirements will be 3,900 GWh in 2030, of which 2,400 GWh will be needed for passenger cars alone. While multiple battery chemistries exist today that meet current EV specifications, there is room for significant improvement. According to a recent Deloitte survey, two of the key consumer concerns with EV adoption are driving range and lack of charging infrastructure. Our batteries, which have been tested and validated by the U.S. Advanced Battery Consortium (“USABC”), as further described below, have the potential to help address both these concerns. As such, while our EV capable cell needs to be improved with respect to cycle life, form factor, cost and production quantity for our batteries to compete with existing commercially available EV batteries, we believe that, as we grow and improve, we may be able to compete in the EV battery market.

Battery Requirements for Electric Transportation

Current battery technology creates a barrier in the near-term for the electric transportation market, especially for electric air mobility applications, as battery weight, size and recharging times would need to be improved for these operations to become commercial. The battery system must fulfill several key requirements:

•	high energy density and specific energy in order to achieve long range endurance while enabling lighter weight;

•	high power density to provide sufficient power at a specific instance, such as during aircraft take-off or landing;

•	fast charging capabilities to enable high infrastructure throughput;

•	operational in wide temperature and pressure ranges;

•	safe to operate in a wide variety of conditions;

•	a long calendar life and cycle life; and

•	acceptable cost, which varies by application.

Amprius’ Solution

Today’s batteries typically utilize graphite as the anode material. Based on management’s estimates, we believe that graphite anodes have reached their theoretical limits for energy storage. We estimate that graphite anodes can only provide up to 355 mAh/g capacity for lithium storage, which can further degrade in extreme environments. Any additional increases in the energy density for lithium-ion batteries can be made only by using active materials that have a higher capacity for lithium storage. Among such active materials, silicon is known to have the highest lithium storage capacity per unit mass or volume than any other element besides lithium itself.

In our batteries, we have replaced the graphite anode with a highly engineered silicon material that has a lithium storage capacity of approximately 3,400 mAh/g—nearly 10 times the highest capacity of known graphite anodes. By replacing graphite with silicon nanowire in the anode, we have significantly enhanced performance in batteries across energy density, power, charging time, safety and ability to operate in extreme environments. Our anodes are 100% silicon (actual percentage of silicon is 99.5-99.9%, which is within the range of acceptable purity levels for materials that are considered 100%) free of any inactive additives, such as binders, conductive carbon or matrix/shell protective materials, which enables full utilization of the capacity of silicon at the anode level. Our silicon nanowire anode has enabled us to design batteries that can meet the following performance specifications, depending on the application:

•

High specific energy and energy density: Ultra-high gravimetric and volumetric energy density is crucial for maximizing the amount of payload that a vehicle can carry and extend flight radius. Currently, our highest energy density commercial batteries have up to 450 Wh/kg gravimetric energy density (“specific energy”) and 1,150 Wh/L volumetric energy density (“energy density”), which is over 50% higher than any known commercial graphite cells.

•

High specific power: High specific power, which correlates to a high discharge rate, is required to generate sufficient power for vertical take-off and landing functionality. Our batteries have a maximum discharge rate of up to 10C (i.e., our batteries can sustain currents 10 times higher than the cell’s nominal capacity). Although graphite cells with a discharge rate of 10C are commercially available, our proprietary silicon nanowire cells with an equivalent discharge rate offer over 50% higher specific energy than graphite cells. This combination of high power and high energy density is critical for electric flight applications.

•

Fast charging: Our battery cells have the ability to charge to 80% of battery cell capacity in less than six minutes. Compared to graphite, silicon nanowire anodes have higher volumetric capacity and are consequently thinner and allow for faster lithium-ion diffusion between the nanowires, which facilitates faster charging. Additionally, the silicon nanowire anode operates at a voltage that is at least 100 mV higher than that of graphite anodes. This electrochemical property allows silicon nanowire battery cells to charge at higher rates compared to graphite cells.

•

Ability to operate safely at low temperatures: Our battery cells are capable of operating safely at low temperatures, which is critical for aviation applications such as HAPS. As described above, our silicon nanowire anode operates at a voltage that is at least 100 mV higher than that of graphite anodes. This voltage difference not only allows faster charging, but also results in a greater margin of safety from dangerous lithium plating effects, allowing for safe operation at low temperatures.

•	Quality assurance: Our batteries are designed to be ultra-resilient and undergo rigorous abuse testing, including air cargo certification and military specific tests.

Our silicon nanowire anode is a high capacity and high power cell component that has been tested and validated for advanced aerospace, defense and EV applications. We match our silicon nanowire anode with commercial cathodes, advanced separators and electrolyte formulations. Products using high voltage LCO cathodes are tailored to customer specifications ranging from our High Energy Products for HAPS, consumer electronics and military portable power applications, to High Power Products with a continuous power density of 1.5 kW/kg for drones and eVTOL applications. Our customers have shown interest in our Balanced Energy/Power Products (which are made with either LCO or NMC cathodes) due to their wide power range (i.e., power density of over 1 kW/kg) and specific energy of over 400 Wh/Kg. This level of performance is the target level for both eVTOL applications, and potentially, long-range EVs. The graph below reflects the minimal tradeoff between specific energy and specific power for our different cell designs.

The performance levels achieved by our proprietary silicon nanowire anode battery cells, as shown in the graphic below, enable our customers to demonstrate and deliver products that far surpass equivalent products powered by graphite batteries. For instance, a direct replacement battery based on silicon nanowire anode was shown to increase the endurance of a reconnaissance drone from 24 minutes to 42 minutes. A large consumer electronics OEM that tested a replacement smartwatch battery based on silicon nanowire anode confirmed that the talk time was almost doubled, without reaching the battery low state. A military wearable powered by our batteries has doubled the energy content compared to graphite anode batteries, without increasing the battery weight or volume, providing power for longer mission time. Similarly, we estimate that a direct replacement of graphite cells with silicon nanowire batteries in EVs would increase the driving range by about 75%.

(1)	Based on a survey of 18650 technical datasheets (ex. Panasonic NCR18650G) and iFixit reports on iPhone and Samsung batteries.

(2)	Based on an Amprius High Energy cell.
(3)

Customer-reported data based on a Teledyne FLIR drone. For graphite, based on the currently utilized graphite battery for Teledyne FLIR drone. For Amprius, based on an Amprius Balanced Energy/Power cell.

(4)	Based on customer-reported data on a smart watch. For Amprius, device used an Amprius High Energy cell.
(5)	Results relate to a U.S. Army conformable wearable battery. For graphite, based on a currently fielded conformable wearable graphite battery. For Amprius, the device used an Amprius High Energy cell.
(6)	Graphite estimate based on a Tesla Model 3 long-range battery. Amprius estimate based on an Amprius High Energy cell.

Our Technology

Our proprietary silicon nanowire anode technology solves for the inherent limitations of silicon anodes in lithium-ion cells. Silicon has historically been investigated as an anode material due to its intrinsic capability to store larger quantities of lithium per unit mass and volume compared to graphite. The main barrier preventing silicon from becoming more widely adopted across the battery industry is that the silicon material expands during charging as it absorbs lithium ions. For example, silicon particles may expand up to 300% during charging. After multiple charge and discharge cycles, silicon particles will crack, causing anode degradation and device breakdown.

Our proprietary silicon nanowire anode technology solves for the material expansion inherent with silicon. As depicted below, our nanowires start with a metal foil that is layered with a nanowire template and metallurgically attached to the metal foil substrate by a growth process. The nanowire template is coated with a low-density silicon and then encased by a thin layer of high-density silicon.

(1)	Actual percentage of silicon is 99.5-99.9%, which is within the range of acceptable purity levels for materials that are considered 100%.

Our silicon anode generally contains more than 1,000,000 nanowires per square centimeter. The following SEM (scanning electron microscope) image, with a magnification of 250x, shows the typical cross section of the anode structure.

The nano-porosity of the low-density layer of silicon on each nanowire and the micro-porosity between the wires in our technology allows the silicon to expand at nano- and micro- meter levels when the anode is charged, with little to no damage to the nanowires and to the anode.

Our nanowire structure also enables ions and electrons to travel in a straight path between and through the nanowires. In contrast, a particle structure results in ions and electrons traveling in a nonlinear, tortuous path. The straight path of our nanowires facilitates high electric and ionic conductivity, enabling high power and fast charging. Nanowires are always in electrical contact with the metal foil due to their growth rooted fabrication, while particles have to rely on particle-to-particle contact for electron transfer, which can easily be broken during cycling.

Our silicon nanowire anode is a direct drop-in replacement of the graphite anode in traditional lithium-ion batteries. The silicon nanowire in our products is much thinner, by over 30%, than typical graphite anodes, but with a much higher capacity. Our proprietary anode is 100% silicon, free of any inactive additives, such as binders, conductive carbon, or matrix/shell protective materials, which enables full utilization of the capacity of silicon at the anode level. The high capacity of our silicon nanowire anodes permits us also to use higher capacity cathodes than those used in graphite cells. This further increases the specific energy and energy density of our cells compared to graphite anode cells.

Manufacturing and Supply

Amprius invented the silicon nanowire anode and its fabrication process. Our silicon nanowire anode is fabricated using CVD technology, and consists of three sequential steps. First, the nanowire template is grown by a thermally activated chemical reaction. Second, a low-density silicon coating is deposited by PECVD. Third, a high-density, thin surface layer is deposited by a thermally activated CVD process. These three steps replace all powder processing steps typically used in making graphite anodes, including powder mixing, slurry mixing, slurry coating, electrode drying and electrode calendaring. After fabrication, the anode does not need further processing. After fabrication, the product is the fully processed anode. This anode does not need further processing and can then be assembled in cells with cathodes produced by manufacturing lines similar to those used in graphite anode cells. This fabrication process has been in commercial operation since 2018 with a kWh-scale manufacturing line at our headquarters in Fremont, California.

To develop the high volume anode fabrication tool needed for a GWh-scale manufacturing line, we have partnered with Centrotherm, a leading global supplier of tools used to produce wafers for solar cells. In October 2022, we received the first large-scale anode production machine, which is expected to increase our capacity for silicon anode production at our Fremont headquarters to approximately 2 MWh by the end of 2023. We have successfully fabricated silicon nanowire anodes with a solar wafer production tool made by Centrotherm, but we will need make certain modifications to the equipment for our needs. One modification is that we will replace wafers with large format foils, which we use in our kWh-scale production. This requires design and development of automated material handling for the foils. This is one of the principal engineering tasks in adapting the solar cell production equipment to our needs and will be undertaken in collaboration with an engineering design firm.

Completing design and development of the tool, the automated material handling and high volume production processes requires significant engineering. The ability to do so successfully and the timing of this effort may be subject to unforeseen complexities, component supply delays and other risks. Moreover, our manufacturing costs will depend not only on the cost of the tools but also on throughput, yield, efficiency of silane gas utilization and other factors. For more information, see “Risk Factors—Risks Related to Our Technology, Products and Manufacturing—We may not succeed in developing a new high-volume manufacturing line that meets our requirements for cell quality, yield, throughput and other performance metrics. Additionally, assuming we are able to develop a high-volume manufacturing line, it may be unreliable, require regular and significant maintenance and could be capital and resource intensive to operate.”

Although our anode process differs from traditional anode manufacturing, the cathode and the rest of the cell—including electrolytes and separators—use conventional lithium-ion battery manufacturing tools and materials, as depicted below.

We have begun the site selection process for a GWh-scale manufacturing facility and will procure manufacturing equipment for cathode fabrication, cell assembly, and cell testing from established equipment suppliers. We currently expect to build the GWh-scale manufacturing facility in Texas or Georgia.

The dominant raw materials for the silicon anode include silane gas, which is used in making the silicon nanowires, and electrodeposited nickel foil, which is used for the anode current collector substrate. As we increase manufacturing capacity, we expect to procure the silane gas from REC Silicon, a global supplier of silane and silicon materials, and will procure nickel foil from global suppliers of electrodeposited metals. Both silane gas and nickel foil are abundant commodity materials.

Due to its high capacity to store lithium relative to cathode materials, and to further increase the available lithium in the cell, the silicon anode can be prelithiated to a certain level (i.e., 10-20%) of its capacity before cell assembly. Prelithiation can be done electrochemically at low scale and by physical vapor deposition for large manufacturing volume. Equipment vendors have scaled-up or are scaling lithium evaporation equipment to

GWh+ manufacturing volumes. Amprius uses electrochemical prelithiation in its current production and will integrate lithium evaporation steps in the anode manufacturing line.

Our Competitive Strengths

Performance greatly exceeds conventional lithium-ion batteries commercially available today. The battery cells that we ship to our customers today significantly outperform commercially available conventional graphite battery cells. In particular, as shown in the table below, our batteries have approximately double the specific energy and energy density of graphite battery cells, and enable significantly faster charging time. We believe other next-generation battery technologies will require significant additional research, development and investment prior to being commercially viable.

(1)

Other than cycle life, based on a survey of 18650 technical datasheets (ex. Panasonic NCR18650G) and iFixit reports on iPhone and Samsung batteries. For cycle life, based on Shmuel De-Leon: Li-Ion NCA/NMC Cylindrical Hard Case Cells Market 2021.

(2)	Anode capacity for Graphite Anode Battery (full cells) uses typical N/P ratio of 1.05 – 1.10.
(3)	Includes released Amprius products with energy and power cell designs.
(4)	Based on Amprius’ High Power cells.

Unique suitability for aviation markets that require high power, specific energy and energy density. We believe the increased performance of our batteries enable certain electric aviation applications. Specifically, our batteries have high specific energy and energy density, to maximize payload and reduce weight, thereby extending flight radius; high power density, to enable vertical take-off and landing functionality; fast charge, to minimize the time required to recharge a battery; wide operating temperature, for high altitude applications operating in extremely low temperatures; and cycle life parity with graphite batteries, depending on customer specifications.

First mover advantage in emerging aviation markets. As a result of our success with Airbus and other tier-one customers, we have become an established market pioneer in providing high performance batteries to the aviation industry. Our reputation and commitment to delivering ultra-high performance batteries have enabled us to enter into several development and master supply arrangements with our customers. Over 30 of our customers have tested and confirmed that our batteries exceed the technical requirements for their applications, and we believe our market leadership in aviation will enable us to continue to grow our customer base.

Proven performance in demanding and abuse-tested environments. Safety is recognized as one of the most important factors of lithium-ion battery technology. Our silicon nanowire anode operates at a voltage that is at least 100 mV higher than that of graphite anodes, which not only enables faster charging but also cell operation at lower temperatures, thereby improving cell safety and mitigating the risk of overcharging. Our batteries are also designed to be ultra-resilient and undergo rigorous abuse testing, including air cargo certification and specific tests for defense applications.

Robust IP portfolio and know-how related to our silicon nanowire ecosystem. Our silicon nanowire anode technology has been refined and improved upon for over 10 years, and is protected by over 75 issued patents and pending applications. Core aspects of our technologies and processes are also protected by know-how and trade secrets developed by our team for more than 10 years.

Our Products and Customers

As evidenced by customer validation, design wins and recurring orders with Airbus, AeroVironment, Teledyne FLIR, among others, our battery technology is well positioned to address the rapidly growing markets within the aviation industry, specifically UAS and eVTOL. UAS and eVTOL applications have historically used conventional lithium-ion batteries as a means to promote product prototypes, but market participants are seeking advancements in battery technology. We believe that our silicon nanowire anode technology can be part of the solution, as we currently offer three product platforms: High Energy, High Power, and Balanced Energy/Power.

High Energy Products. Our High Energy Products are designed to maximize specific energy for applications that do not have high power requirements. For applications that have a continuous discharge rate of less than C/2, our High Energy cells deliver a specific energy of over 425 Wh/kg, and at C/10, up to 450 Wh/kg. This product has been most frequently used by HAPS, which are frequently designed to carry a payload at high altitudes for extended periods, typically for weeks or months at a time, because they rely on solar power for operations during the day and need to store sufficient energy in the battery to keep the aircraft aloft during the night.

For example, our battery is the energy storage technology aboard the Zephyr S, a HAPS by Airbus. The Zephyr S is a stratospheric vehicle that is designed to fly for months at a time, at an altitude of approximately 70,000 feet. In 2018, after integrating our battery cells into the Zephyr S, Airbus set an endurance and altitude record by flying continuously for over 25 days. We continue to support the Zephyr S program and were presented the 2021 Innovative Supplier of the Year Award by Airbus.

High Power Products. Our High Power Products are designed for applications that place a premium on high power capabilities. For conventional high power lithium-ion batteries, specific energy typically ranges between 100-200 Wh/kg at 1C. In comparison, our High Power cells offer 350 Wh/kg at 1C and are over 300 Wh/kg at 5C. In addition, these High Power cells are capable of fast charging such that they can charge from 0% to 80% in less than 6 minutes without performance degradation to cycle life or energy density. This level of power capability, energy density, and fast charge capability is optimal for the air transportation industry. The air transportation industry consists of either fixed-wing or eVTOL solutions, both of which require high power capabilities to lift the craft from the ground into the air. After the craft has reached “cruising altitude,” the requirements shift from power to energy, which determines the range the aircraft can travel. Once the vehicle has landed, the turnaround time to get the vehicle back into the air becomes critical, which is why we have designed our High Power Products with fast charge capabilities.

In 2020, we began design and verification discussions with potential eVTOL customers. In 2021, we began a technical evaluation engagement with a tier-one eVTOL provider to develop an eVTOL-optimized battery system to support the development and commercialization of their eVTOL fleet.

Balanced Energy/Power Products. Our Balanced Energy/Power Products are designed for applications that desire a balance between power and energy. Rated for up to 3C continuous discharge, our balanced cell gravimetric energy ranges between 410 Wh/kg at 0.2C discharge rate and 320 Wh/kg at 3C discharge rate. This range of power capability is important to our UAS customers and our products typically meet UAS devices high initial power requirement (between 1-3C for takeoff and landing), and operational requirement at C/2 for cruise or hover states.

Since 2021, our Balanced Energy/Power Products have been designed into programs at AeroVironment and Teledyne FLIR, with commercial shipments beginning in 2022.

EV-Capable Products in Development. We are currently developing an EV capable cell. Competition in the EV industry is intense, with high production volume requirements, low pricing, and balanced performance criteria, creating a high barrier to entry against the incumbent solutions. Prior to us being able to effectively compete in the EV space, we will need to further improve cycle life, increase cell form factors, increase production quantity and reduce our costs.

Since 2017, we have been sampling our batteries with USABC, which has independently verified that we have met or exceeded the majority of their 2023 EV cell performance goals, including usable energy density, usable specific energy, power density and charge time. In 2022, we were awarded a contract from USABC in collaboration with the U.S. Department of Energy to develop a low-cost, fast-charge silicon nanowire battery that meets all of their 2025 EV cell characteristic targets. This program is scheduled to conclude in 2024 when we intend to deliver cells with a 99mm x 300mm (W x L) footprint and a capacity of at least 80Ah, having a beginning-of-life specific energy of no less than 400 Wh/kg, energy density of no less than 950 Wh/L, and a cycle life of 1,000 cycles.

Our Growth Strategy

Our goal is to become the market leader in high performance lithium-ion batteries for the transportation industry. In order to achieve that goal, we are pursuing the following growth strategies:

Complete large-scale manufacturing facility to meet customer demand and optimize costs. We operate a kWh-scale manufacturing line at our headquarters in Fremont, California, which we are working to expand to achieve production on a MWh-scale. To meet the demand for our batteries, we are in the process of designing and then building a GWh-scale manufacturing facility. We plan to build in a modular form where we can incrementally increase our manufacturing capacity and operate a MWh-scale manufacturing line at our Fremont headquarters until we achieve approximately 0.5 to 1.0 GWh per year of manufacturing capacity at our new GWh-scale manufacturing facility and then to further expand as needed through a Copy Exact methodology. Our ability to grow depends on the successful establishment of our GWh-scale manufacturing facility, which, in turn, will depend on our ability to raise additional capital. Prior to the Business Combination, we have financed our operations primarily through capital contributions from Amprius Holdings and revenue generated from operations. We do not expect to receive additional capital contributions from Amprius Holdings as we expect to rely on the cash on hand from the Business Combination, the PIPE and proceeds from the Committed Equity Financing, if any. As of September 30, 2022, we had $73.8 million of cash and cash equivalents, which included the $70.9 million net proceeds from the consummation of the Business Combination on September 14, 2022. We believe that our cash on hand from the Business Combination, the PIPE, proceeds from the Committed Equity Financing, if any, and funding from the government, will be sufficient to meet our working capital and capital expenditure requirements for a period of at least twelve months. However, to the extent that our resources are insufficient to satisfy our cash requirements, we may need to seek additional equity or debt financing. Additional capital may not be available on acceptable terms, if at all. The Selling Securityholders can sell, under this prospectus, up to 105,680,194 shares of Common Stock constituting approximately 96.6% of our issued and outstanding Common Stock as of November 1, 2022 (assuming the exercise in full of all of the Warrants). If all of the Selling Securityholders were to sell their shares of Common Stock registered for resale in this prospectus, it could have a significant negative impact on the trading price of our Common Stock, which may make it more difficult for us to raise capital at a time and at a price that we deem appropriate. Further, the likelihood that warrant holders will exercise the Warrants and any cash proceeds that we would receive is dependent upon the market price of our Common Stock. The exercise price of the Public Warrants and Private Warrants is $11.50 per share, and the exercise price of the PIPE Warrants is $12.50 per share, each of which exceeds $10.50, the closing price of our Common Stock on the NYSE on November 10, 2022. If the market price for our Common Stock is less than $11.50 per share, in the case of the Private Warrants and Public Warrants, or $12.50 per share, in the case of the PIPE Warrants, we believe warrant holders will be unlikely to exercise their Warrants. To the extent we are unable to raise additional capital and we are unable to install a larger scale manufacturing process, our ability to grow will be adversely affected. For more information, see “Risk Factors—Risks Related to Our

Technology, Products and Manufacturing—Our establishment of a volume manufacturing facility is subject to many risks, including, among others, risks relating to site acquisition, construction, permitting, delays, cost overruns, supply chain constraints, and operating in a new geographic area away from our current headquarters” and “Risk Factors—Risks Related to Our Business and Industry—We may require additional capital to support business growth, and this capital might not be available on commercially reasonable terms or at all” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Reduce our costs. We believe our ability to reduce the costs of our batteries on a $/kWh basis will accelerate the adoption of our batteries and allow us to further broaden our customer base. As we scale, we believe we will benefit from reduced per-unit fixed costs, including overhead, labor and capital expenditures, improved tool utilization and volume pricing for equipment and materials. We will also seek to reduce costs by optimizing material utilization, throughput and yield. However, until we are able to complete our optimization process, including designing and implementing our silicon nanowire anode production process, we cannot accurately forecast our manufacturing costs. Based on our current expectations, we estimate that our capital equipment expenditures will range between $120.0 million and $150.0 million to achieve 1.0 GWh per year of manufacturing capacity, and that it will take approximately two years following the Closing to start volume manufacturing. Because our silicon nanowire anode process requires different equipment than traditional anode manufacturing, our capital equipment costs are likely to be higher than equipment used for production of graphite anodes.

Extend first-mover advantage to become the market leader in lithium-ion batteries for aviation. We believe we are the leading company in the market today with a high-performance battery that can meet the requirements of aviation applications. We have built a strong reputation in the industry by delivering ultra-high performance batteries with high safety standards that meet or exceed industry standards and customer requirements. We expect to extend our presence in the aviation market, while also serving other transportation-related markets that require improvements in their electrification solutions. We are engaged with 50 interested potential customers, 30 of which have tested and validated that our batteries exceed the technical requirements for their applications.

Further improve performance characteristics of our anode and battery cells. We believe we have the highest-performing commercially available batteries in the market. We intend to maintain our performance advantage by continuing to invest in our anode and cathode chemistries. We expect to continue to work to increase the performance characteristics of our batteries, particularly around power, energy density and cycle life. For example, we have successfully produced batteries that have specific energy of up to 500 Wh/kg and energy density of up to 1,400 Wh/L. In addition, we will continue to invest in optimizing combinations of these performance characteristics as well as the requisite form factors to meet the specific needs of our customers and drive adoption of our battery cells in other areas of electrified transportation. As a result of these efforts, our goal is to fully realize the benefits of our silicon nanowire anode technology and develop the highest performing product in the market.

Expand our end markets and applications. As we increase our production capabilities, we will be able to supply our batteries in larger volumes to fulfill our customers’ battery prototyping and procurement requirements. Our current customer base consists primarily of aviation and other air transportation companies. We believe the batteries we have developed for the aviation industries can be adapted for larger form factors and, when we are able to improve the cycle life, increase form factors, reduce cost and improve production quantity for our EV capable cells, we believe our batteries will be able to meet the energy density and fast-charge requirements of the EV market.

Research and Development

Our original silicon nanowire technology was developed at Stanford University in 2008, and for more than 10 years, we have refined and improved upon the technology for use in commercial applications. We have conducted research and development initiatives focused on improving certain performance characteristics and expanding the applications of our silicon nanowire anode battery technology. We expect to continue our research and development efforts in the following areas:

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Improving battery life: we are working with chemical compounds as potential additives to the silane gas we use to produce our silicon nanowire anodes which have demonstrated the potential to improve cycle life without negatively impacting other performance characteristics such as energy density.

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Further improvements to energy density: we are engaged in ongoing development activities to explore different cathode materials, including a conversion cathode, to further improve the energy density of our batteries.

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Larger cell form factors: the batteries we have developed and are developing for our customers are typically approximately 1.4-15Ah for small-sized aircraft. As we expand our customer base, we are in the process of developing larger form factor batteries for broader aviation application and for EV customers.

We utilize our research and development capabilities not only to improve existing products but also to build custom-designed batteries for our customers. We have generated revenue from these design services. However, as we grow our manufacturing capacity, we expect that the relative percentage of our revenue from these activities will decrease.

Intellectual Property

Our proprietary silicon nanowire anode technology, including the related processes, design and manufacturing, is protected by our patent portfolio and know-how and trade secrets. As of September 30, 2022, 62 patents had been issued (29 in the U.S. and 33 in the EU, Korea, Japan, China, Taiwan and Israel), 15 patents are applications pending (six in the U.S. and nine in the EU, Japan, Korea, Taiwan and China) and two issued U.S. patents are licensed from Stanford University. Our issued patents expire between 2027 and 2040. As of September 30, 2022, we also held nine registered trademarks (two in the U.S. and seven in Europe, Japan, Korea and China). Our patents cover:

•	silicon nanowire structures—rooted nanowire template, tapered morphology, silicon dopants and multi-layered structure;

•	materials technologies—solid electrolyte interphase formation, electrolyte formulations and scalable prelithiation; and

•	silicon anode manufacturing processes, design and equipment.

In addition, we rely on non-disclosure agreements with employees, independent contractors, customers and other third parties to protect our intellectual property and proprietary rights.

Circumstances outside our control could pose a threat to our intellectual property rights. For more information, see “Risk Factors—Risks Related to Intellectual Property—We rely heavily on our intellectual property portfolio. If we are unable to protect our intellectual property rights, our business and competitive position would be harmed.”

Competition

We compete directly and indirectly with current battery manufacturers and with an increasing number of companies that are developing new battery technologies and chemistries to address the growing market for electrified mobility solutions. Specifically, within the aviation markets, we primarily compete with conventional graphite anode batteries and silicon composite anode batteries. Silicon composites are graphite-based anodes that incorporate some silicon, typically in the form of particles of silicon or silicon monoxide.

Graphite anode battery companies include tier-one manufacturers such as Amperex Technology Limited (ATL), Contemporary Amperex Technology Co., Limited (CATL), LG Chem Ltd., Murata Manufacturing Co., Ltd., Panasonic Industry Co., Ltd., and Samsung SDI Co., Ltd., which provide higher quality and higher performance solutions, and tier-two manufacturers which provide lower cost solutions. We expect the manufacturers of those batteries will continue to invest in improving the capabilities of their batteries.

While we are currently the only known battery manufacturer making 100% silicon anodes, there are many companies making or developing silicon composite batteries or anode materials and companies seeking to develop 100% silicon anodes. Companies making or developing silicon composite anodes include both large manufacturers as well as many well-funded new technology companies. These include BTR New Energy Material Ltd., Enevate Corporation, Enovix Corporation, Group 14 Technologies, Inc., Nexeon Ltd., Sila Nanotechnologies Inc., Shanshan Corporation, Storedot Ltd., and Amprius (Nanjing) Co., Ltd. (“Amprius Nanjing”), a former subsidiary of Amprius Holdings, among others. Dr. Sun, our Chief Executive Officer and a member of the Amprius Board, serves on the board of Amprius Nanjing and its holding company. Silicon composite anodes may offer higher energy density and other improvements over conventional graphite anodes, and may be less expensive to manufacture than our silicon nanowire anodes.

For aviation applications, we believe that the defining characteristics of our battery cells (e.g., industry-leading specific energy and energy density, high power density, low operating temperature and fast charge capability), in addition to commercial validation, significantly differentiates us from graphite anode and silicon composite anode alternatives, thus making our silicon nanowire anode technology the only battery technology currently available and suitable for broad aviation adoption. However, we expect additional competitors to enter the market as their battery technologies continue to improve.

The EV battery industry is fast-growing and highly competitive. Unlike the aviation industry, where there are a limited number of commercially available batteries that meet the minimum performance specifications, there are many battery manufacturers in the EV industry that can produce commercially acceptable batteries, and they can produce those batteries at lower cost and higher volumes than we are currently able to. Future entrants may include companies developing different technologies, such as lithium metal anodes, which are not yet in commercial production. In order to compete in the EV industry, we would need to improve cycle life, increase form factors, improve production quantity and reduce our manufacturing costs.

Many of our competitors and potential future entrants, both in the aviation and EV industries, may be better capitalized and have greater resources to commercialize and expand their production capacities. These competitors may have greater access to customers and may be able to establish cooperative or strategic relationships amongst themselves or with third parties that may further enhance their resources and competitive positioning. If there are significant advances in battery chemistries that we cannot adapt, or if competitors are able to scale their production capacities before we are able to, our business may be materially impacted. For more information, see “Risk Factors—Risks Related to Our Business and Industry—The battery market is intensely competitive. Competitors include new entrants and established companies, many of which have significantly greater resources than us. Our battery products must compete with advances in new battery chemistries and manufacturing methods as well as continued improvements in conventional batteries and battery anodes.”

Government Regulation and Compliance

Our business activities are global and are subject to various federal, state, local, and foreign laws, rules and regulations. For example, there are various government regulations pertaining to battery safety, transportation of batteries, use of batteries in cars, factory safety, and disposal of hazardous materials.

In many cases, our products are or may in the future be subject to trade and export control laws and regulations in the United States and other jurisdictions where we do business. Such laws may include the Export Administration Regulations, the International Traffic in Arms Regulations, trade and economic sanctions maintained by the Office of Foreign Asset Control as well as foreign direct investment rules and regulations, tariffs and quotas, and other related regulations in jurisdictions in which we operate. In particular, an export license may be required to export or re-export our products and technology to certain countries or end-users or for certain end-uses or may be prohibited. Additionally, we may be required to register with the Directorate of Defense Trade Controls in order to conduct some aspects of our future business activities and we may be required to obtain licenses in order to conduct development activities. Obtaining the necessary export license for a particular sale or offering or business activity may not be possible or may be time-consuming and may result in the delay or loss of sales opportunities. Any failure to adequately address these legal obligations could result in civil fines or suspension or loss of our export privileges, any of which could materially adversely affect our business, financial condition, and results of operations.

In addition, our business may be subject to the Foreign Corrupt Practices Act and other anti-corruption, anti-bribery, and anti-money laundering laws and regulations in the jurisdictions in which we have offices or do business, both domestic and abroad. Any failure to adequately comply with any of these obligations, or future changes with respect to any of these legal regimes, could cause us to incur significant costs, including the potential for new overhead costs, fines, sanctions, and third-party claims.

As a government contractor and/or subcontractor, we must comply with laws, regulations, and contractual provisions relating to the formation, administration, and performance of government contracts and grants, which affect how we and our partners do business with government agencies. Government contracts often contain provisions and are subject to laws and regulations that provide government customers with additional rights and remedies not typically found in commercial contracts. Ensuring compliance with government contracting laws, regulations, or contractual provisions may impose other added costs on our business, and failure to comply with these or other applicable regulations and requirements could lead to claims for damages, civil or criminal penalties, termination of contracts and/or suspension or debarment from obtaining government contracts and grants. Any such damages, penalties, disruption, or limitation in our ability to do business with a government could have a material adverse effect on our business, results of operations, financial condition, public perception and growth prospects.

Human Capital

We believe that our success is driven by our team of technology innovators and experienced business leaders. Many on our leadership team have been with Amprius over a decade. We seek to hire and develop employees who are dedicated to our strategic mission. As of October 1, 2022, we employed 54 full time employees, one part time employee, one temporary employee and one contractor based in our headquarters in Fremont, California.

Our employees are the foundation of developing and commercializing our silicon nanowire anode technology. 40 of our staff are involved with battery manufacturing and production, nine with engineering, research and development and seven with SG&A. Of our technical and operations staff, approximately 20% hold Ph.D. advanced degrees across material science, chemical, aerospace, structural and nanoscale engineering as well as physics and chemistry. We are committed to maintaining equitable compensation programs including equity participation. We offer market-competitive salaries and strong equity compensation aimed at attracting and retaining team members capable of making exceptional contributions to our success. Our compensation decisions are guided by the external market, role criticality, and the contributions of each team member.

To date, we have not experienced any work stoppages and we consider our relationship with our employees to be good. None of our employees are either represented by a labor union or subject to a collective bargaining agreement.

Facilities

Our corporate headquarters is located in Fremont, California, where we lease approximately 26,000 square feet under a lease that expires in June 2024. In order to meet increased demand for our products, we have commenced site selection for, and are in the process of designing, our GWh-scale manufacturing facility, as described above.

Legal Proceedings

From time to time, we may become involved in litigation or other legal proceedings. We are not currently a party to any litigation or legal proceedings that are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages, and positions of our executive officers and directors as of November 1, 2022:

Name	Age	Position
Dr. Kang Sun	67	President, Chief Executive Officer and Class III Director
Sandra Wallach	58	Chief Financial Officer
Jonathan Bornstein	64	Chief Operating Officer
Dr. Ionel Stefan	50	Chief Technology Officer
Donald R. Dixon(1)(2)	75	Chair and Class III Director
Dr. Steven Chu(3)	74	Class II Director
Dr. Wen Hsieh(1)(2)	49	Class I Director
Justin Mirro(3)	54	Class II Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Dr. Kang Sun has served as our Chief Executive Officer and as a Class III director since September 2022, as Legacy Amprius’ President and Chief Executive Officer since February 2017 and as a director on the Legacy Amprius board of directors since December 2016. Dr. Sun has also served as President, Chief Executive Officer and a director of Amprius Holdings since March 2010. He also has served as a director of Amprius (Nanjing) Co. Ltd. since 2017 and Amprius (Wuxi) Co. Ltd. since November 2014, both entities of which were spun off from Amprius in 2022. Prior to joining Amprius Holdings, Dr. Sun led two business ventures in the renewable energy space, serving as President and Chief Operating Officer of JA Solar Co. Ltd., a manufacturer of high-performance photovoltaic products, and as chairman and Chief Executive Officer of RayTracker Inc., an advanced solar tracking system company that was acquired by First Solar Inc. Prior to that, he has held senior executive positions in several large business enterprises and technology start-ups, including Vice President and General Manager at Honeywell International Inc. and Vice President of Technology at Canon Production Printing (formerly Oce, N.V.). Dr. Sun holds a Ph.D. in Chemistry from Brown University, an M.S. degree in Chemistry from the University of Georgia and a B.S. degree in Chemistry from Nanjing University, China.

We believe Dr. Sun is qualified to serve on our Board because of the perspective and experience he brings as Legacy Amprius’ Chief Executive Officer, his leadership experience in the energy industry and his strong scientific knowledge.

Sandra Wallach has served as our Chief Financial Officer since September 2022 and as Legacy Amprius’ Chief Financial Officer since August 2021. Prior to joining Legacy Amprius, Ms. Wallach served as the Chief Financial Officer of Identiv, Inc., a publicly held authentication and security solutions company from February 2017 to August 2021. Prior to that, she served as Vice President of Finance for MiaSole, a thin film solar technology company, from June 2013 to February 2017. Ms. Wallach has also previously served as Chief Financial Officer of UBM Tech, a wholly owned subsidiary of UBM LLC, and Vice President of Finance at Juniper Networks, Inc., and has held different financial management positions with Intuit. Prior to Intuit, Ms. Wallach served as Chief Financial Officer of General Electric’s (GE) Industrial Systems, Drives & Controls division. Ms. Wallach holds a B.A. degree in Economics and Public Policy from the University of California at Berkeley.

Jonathan Bornstein has served as our Chief Operating Officer since September 2022 and as Legacy Amprius’ Chief Operating Officer since February 2015. Mr. Bornstein has also served as Amprius Holdings’ Senior Director of Engineering since March 2013. Prior to joining Amprius Holdings, Mr. Bornstein served as Senior Director of Technology Development and Integration at Ampulse Corporation, where he led the development of a photovoltaic cell on flexible metal foil substrate. Mr. Bornstein has also previously served as a Manager of Process Integration and Development at Intel Corporation and Director of Engineering Operations at Brion Technologies. Mr. Bornstein holds a M.S. degree in Materials Science from Stanford University and a B.S. degree in Chemistry from Antioch College.

Dr. Ionel Stefan has served as our Chief Technology Officer since September 2022 and as Legacy Amprius’ Chief Technology Officer since August 2015. Dr. Stefan is a recognized expert in electrochemistry and energy storage and leads Amprius’ scientific research and development activities for advancing lithium ion cell performance. Dr. Stefan has also served as a Senior Scientist at Amprius Holdings since November 2009 and as Director of Battery Technology since November 2012. Prior to joining Amprius Holdings, Dr. Stefan was a Scientist Electrochemist at Nanosys Inc. Dr. Stefan holds a Ph.D. in Chemistry from Case Western Reserve University, a M.S. degree in Electrochemistry and Analytical Chemistry from Babes-Bolyai University, and a B.S. degree in Chemistry from Babes-Bolyai University.

Donald R. Dixon has served as a Class III director since September 2022 and as the Chair of the Legacy Amprius board of directors since December 2016. Mr. Dixon has also served as a director of Amprius Holdings since June 2009. In 1993, he co-founded, and has since served as Managing Director of, Trident Capital, a venture capital fund, and in 2015, he co-founded, and has since served as the Managing Director of, ForgePoint Capital, an investment firm focused on cybersecurity. Prior to Trident Capital, Don was the Co-President at Partech International, a private equity fund associated with Banque Paribas, a Managing Director at Alex. Brown & Sons, and a Vice President at Morgan Stanley. Mr. Dixon currently serves as a director of IronNet, Inc., a publicly held cybersecurity company, and as a director of several privately held companies. Mr. Dixon has previously served on the boards of directors of the publicly held companies Qualys, Inc. and Top Image Systems Ltd. Mr. Dixon is a member of the Leadership Council of the Princeton University School of Engineering and Applied Sciences and serves on the Advisory Board of the Harvard Kennedy School Center for Public Leadership. Mr. Dixon holds a B.S.E. degree in Aerospace Engineering from Princeton University and an M.B.A. from the Stanford Graduate School of Business.

We believe Mr. Dixon is qualified to serve on our Board because of his extensive investment experience in the technology industry and extensive expertise and skills in strategy, finance and management.

Dr. Steven Chu has served as a Class II director since September 2022 and as a director on the Legacy Amprius board of directors since December 2016. Dr. Chu has also served as a director of Amprius Holdings since January 2014. Dr. Chu has served as the William R. Kenan, Jr., Professor of Physics and Professor of Molecular & Cellular Physiology in the Medical School at Stanford University since May 2013. Dr. Chu is a co-recipient of the 1997 Nobel Prize in Physics for his contributions to laser cooling and atom trapping and has received numerous other awards. Dr. Chu was the 12th U.S. Secretary of Energy from January 2009 to April 2013. Prior to his cabinet post, he was director of the Lawrence Berkeley National Laboratory, where he was active in pursuit of alternative and renewable energy technologies, and Professor of Physics and Applied Physics at Stanford University, where he helped launch Bio-X, a multi-disciplinary institute combining the physical and biological sciences with medicine and engineering. Prior to that, he was head of the Quantum Electronics Research Department at AT&T Bell Laboratories. He is a member of the National Academy of Sciences, the American Philosophical Society, the American Academy of Arts and Sciences, the Academia Sinica, a foreign member of the Royal Society, the Royal Academy of Engineering, the Chinese Academy of Sciences, the Korean Academy of Sciences and Technology and the National Academy of Sciences, Belarus, and the Chair of the American Association for the Advancement of Science. Dr. Chu currently serves on the board of directors of Zymergen Inc., a publicly held biotechnology company, and Oatly Group AB, a publicly held oat milk company. Dr. Chu holds an A.B. degree in Mathematics and a B.S. degree in Physics from the University of Rochester, and a Ph.D. in Physics from the University of California at Berkeley, and has 33 honorary degrees.

We believe Dr. Chu is qualified to serve on our Board because of his extensive background in sciences, academia and government.

Dr. Wen Hsieh has served as a Class I director since September 2022 and as a director on the Legacy Amprius board of directors since December 2016. Dr. Hsieh has been a General Partner at Kleiner Perkins Caufield & Byers, a venture capital firm, where he focuses on hardware-related investments, since February 2006. Prior to joining Kleiner Perkins, Dr. Hsieh was an Associate Principal at McKinsey & Company San Francisco and a leader of McKinsey’s Asia semiconductor practice. During his time at McKinsey, Dr. Hsieh focused primarily on serving leading companies across the global semiconductor value chain. Earlier in his career, Dr. Hsieh founded OnChip Technologies, a startup developing MEMS microfluidic biochips. Dr. Hsieh currently serves on the board of directors of public companies Desktop Metal, Inc. and AEye, Inc., and as a director of several privately held companies. Dr. Hsieh holds a B.S., M.S. and Ph.D. in Electrical Engineering with a Biology Minor from California Institute of Technology.

We believe Dr. Hsieh is qualified to serve on our Board because of his extensive investment experience in the technology industry, extensive expertise and skills in strategy, finance and management and strong scientific knowledge.

Justin Mirro has served as a Class II director since September 2022. Mr. Mirro has over 30 years of operating, M&A and financing experience in the automotive and automotive-related sector. He began his career at General Motors Company as a Tool and Die Manufacturing Engineer, with successive positions at Car and Driver Magazine, Toyota Motor Corporation and Itochu International Inc. prior to transitioning to automotive investment banking at Schroder & Co. Inc./Salomon Smith Barney, Inc./ABN Amro Inc. in 1996. In 1999, Mr. Mirro formed Kensington Capital Partners, LLC, where he has served as President since 2015, to invest in automotive and automotive-related sector businesses. In 2005, Mr. Mirro transitioned to Jefferies & Company, Inc. as Head of Automotive Investment Banking, and later served as the Head of Automotive Investment Banking at Moelis & Company, LLC and RBC Capital Markets, LLC from 2008 to 2011 and 2011 to 2014, respectively. From 2016 to 2019, Mr. Mirro served as Chairman of the board of directors and audit committee of Pure Power Technologies, Inc., one of the largest aftermarket suppliers of diesel fuel injectors, which was later sold to Stanadyne LLC. Mr. Mirro served as the Chairman and Chief Executive Officer of Kensington Capital Acquisition Corp. from April 2020 until it consummated its initial business combination with QuantumScape Corp. in November 2020. Mr. Mirro served as the Chairman and Chief Executive Officer of Kensington Capital Acquisition Corp. II from January 2021 until it consummated its business combination with Wallbox N.V., in October 2021. He has served as the Chairman and Chief Executive Officer of Kensington Capital Acquisition Corp. V since March 2021. Mr. Mirro has served on the board of QuantumScape from 2020 through April 2022, Cooper-Standard Holdings Inc. from 2015 through May 2022, and Transtar Industries, Inc., from 2017 through January 2021.

We believe Mr. Mirro is qualified to serve on our board of directors due to his extensive experience in strategy, finance and management.

Family Relationships

There are no family relationships among any of our directors and executive officers.

Board Composition

Our business and affairs are organized under the direction of the Board. Our Board currently consist of five members, with Mr. Dixon serving as Chair. Our Board is divided into three classes, Class I, Class II and Class III, with only one class of directors being elected in each year and each class serving a three-year term. The primary responsibilities of our Board are to provide oversight, strategic guidance, counseling and direction to our management. Our Board meets on a regular basis and additionally as required.

In accordance with the terms of our Bylaws, each director, including a director elected to fill a vacancy, will hold office until the expiration of the term for which elected and until such director’s successor is elected and qualified or until such director’s earlier death, resignation or removal.

Any director may be removed from office by the stockholders as provided in Section 141(k) of the DGCL.

Director Independence

Our Board has determined that each of our directors other than Dr. Sun qualifies as an independent director, as defined under the rules of the NYSE, and our Board consists of a majority of “independent directors,” as defined under the rules of the SEC and the NYSE relating to director independence requirements. In addition, we are subject to the rules of the SEC and the NYSE relating to the membership, qualifications, and operations of the audit committee, as discussed below.

Role of the Board in Risk Oversight/Risk Committee

One of the key functions of our Board is informed oversight of our risk management process. Our Board does not have a standing risk management committee, but administers this oversight function directly through our Board as a whole, as well as through various standing committees of our Board that address risks inherent in their respective areas of oversight. In particular, our Board is responsible for monitoring and assessing strategic risk exposure and our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management will take to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken.

Our audit committee also monitors compliance with legal and regulatory requirements. Our compensation committee also assesses and monitors whether our compensation plans, policies and programs comply with applicable legal and regulatory requirements.

Board Committees

Our Board has three standing committees—an audit committee, a compensation committee, and a nominating and corporate governance committee. Copies of the charters for each committee are available on our investor relations website.

Audit Committee

Our audit committee consists of Mr. Dixon and Dr. Hsieh. Our Board has determined that each of the members of the audit committee satisfies the independence requirements of the NYSE and Rule 10A-3 under the Exchange Act and is able to read and understand fundamental financial statements in accordance with the NYSE audit committee requirements. In arriving at this determination, our Board has examined each audit committee member’s scope of experience and the nature of their prior and/or current employment. We currently rely on the phase-in provisions of Rule 10A-3 of the Exchange Act and the NYSE transition rules applicable to companies completing an initial listing, and we plan to have an audit committee comprised of at least three directors that are entirely independent by March 1, 2023.

Mr. Dixon serves as the chair of the audit committee. Our Board has determined that Mr. Dixon qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the NYSE rules. In making this determination, our Board considered formal education and previous experience in financial roles. Our independent registered public accounting firm and management periodically meet privately with our audit committee.

The functions of this committee include, among other things:

•	evaluating the performance, independence and qualifications of our independent auditors and determining whether to retain our existing independent auditors or engage new independent auditors;

•	reviewing our financial reporting processes and disclosure controls;

•	reviewing and approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

•	reviewing the adequacy and effectiveness of our internal control policies and procedures, including the responsibilities, budget, staffing and effectiveness of our internal audit function;

•	reviewing with the independent auditors the annual audit plan, including the scope of audit activities and all critical accounting policies and practices to be used by the Company;

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obtaining and reviewing at least annually a report by our independent auditors describing the independent auditors’ internal quality control procedures and any material issues raised by the most recent internal quality-control review;

•	monitoring the rotation of partners of our independent auditors on our engagement team as required by law;

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prior to engagement of any independent auditor, and at least annually thereafter, reviewing relationships that may reasonably be thought to bear on their independence, and assessing and otherwise taking the appropriate action to oversee the independence of our independent auditor;

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reviewing our annual and quarterly financial statements and reports, including the disclosures contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and discussing the statements and reports with our independent auditors and management;

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reviewing with our independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy, and effectiveness of our financial controls and critical accounting policies;

•	reviewing with management and our auditors any earnings announcements and other public announcements regarding material developments;

•	establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding financial controls, accounting, auditing or other matters;

•	preparing the report that the SEC requires in our annual proxy statement;

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reviewing and providing oversight of any related party transactions in accordance with our related party transaction policy and reviewing and monitoring compliance with legal and regulatory responsibilities, including our code of ethics;

•	reviewing our major financial risk exposures, including the guidelines and policies to govern the process by which risk assessment and risk management is implemented; and

•	reviewing and evaluating on an annual basis the performance of the audit committee and the audit committee charter.

The composition and function of our audit committee complies with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC rules and regulations. We will comply with future requirements to the extent they become applicable to us.

Compensation Committee

Our compensation committee consists of Mr. Dixon and Dr. Hsieh. Dr. Hsieh serves as the chair of our compensation committee. Our Board has determined that each of the members of the compensation committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act and satisfies the independence requirements of the NYSE. The functions of the committee include, among other things:

•	reviewing and approving the corporate objectives that pertain to the determination of executive compensation;

•	reviewing and approving the compensation and other terms of employment of our executive officers;

•	reviewing and approving performance goals and objectives relevant to the compensation of our executive officers and assessing their performance against these goals and objectives;

•	making recommendations to our Board regarding the adoption or amendment of equity and cash incentive plans and approving amendments to such plans to the extent authorized by our Board;

•	reviewing and making recommendations to our Board regarding the type and amount of compensation to be paid or awarded to our non-employee board members;

•	reviewing and assessing the independence of compensation consultants, legal counsel and other advisors as required by Section 10C of the Exchange Act;

•	administering our equity incentive plans, to the extent such authority is delegated by our Board;

•

reviewing and approving the terms of any employment agreements, severance arrangements, change in control protections, indemnification agreements and any other material arrangements for our executive officers;

•

reviewing with management our disclosures under the caption “Compensation Discussion and Analysis” in our periodic reports or proxy statements to be filed with the SEC, to the extent such caption is included in any such report or proxy statement;

•	preparing an annual report on executive compensation that the SEC requires in our annual proxy statement; and

•	reviewing and evaluating on an annual basis the performance of the compensation committee and recommending such changes as deemed necessary with our Board.

The composition and function of its compensation committee will comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC and the NYSE rules and regulations. We will comply with future requirements to the extent they become applicable to the Company.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Dr. Chu and Mr. Mirro. Our Board has determined that each of the members of our nominating and corporate governance committee satisfies the independence requirements of the NYSE.

Dr. Chu serves as the chair of our nominating and corporate governance committee. The functions of this committee include, among other things:

•	identifying, reviewing and making recommendations of candidates to serve on the Board;

•	evaluating the performance of the Board, committees of the Board and individual directors and determining whether continued service on the Board is appropriate;

•	evaluating nominations by stockholders of candidates for election to the Board;

•	evaluating the current size, composition and organization of the Board and its committees and making recommendations to the Board for approvals;

•	developing a set of corporate governance policies and principles and recommending to the Board any changes to such policies and principles;

•	reviewing issues and developments related to corporate governance and identifying and bringing to the attention of the Board current and emerging corporate governance trends; and

•

reviewing periodically the nominating and corporate governance committee charter, structure and membership requirements and recommending any proposed changes to the Board, including undertaking an annual review of its own performance.

The composition and function of the nominating and corporate governance committee will comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC and the NYSE rules and regulations. We will comply with future requirements to the extent they become applicable to the Company.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has ever been an executive officer or employee of the Company. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers that serve as a member of our Board or compensation committee.

Limitation on Liability and Indemnification of Directors and Officers

Our Certificate of Incorporation limits our directors’ liability to the fullest extent permitted under the DGCL. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

•	for any transaction from which the director derives an improper personal benefit;

•	for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	for any unlawful payment of dividends or redemption of shares; or

•	for any breach of a director’s duty of loyalty to the corporation or its stockholders.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. The DGCL and the Bylaws provide that we will, in certain situations, indemnify our directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement, direct payment, or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.

In addition, we have entered into separate indemnification agreements with our directors and officers. These agreements, among other things, require us to indemnify its directors and officers for certain expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of our directors or officers or any other company or enterprise to which the person provides services at our request.

We maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe these provisions in our Certificate of Incorporation and Bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Code of Business Conduct and Ethics for Employees, Executive Officers, and Directors

Our Board has adopted a code of business conduct and ethics (the “Code of Conduct”), applicable to all of our employees, executive officers and directors. The Code of Conduct is available on our investor relations website, ir.amprius.com. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only. Our Board, or a duly appointed committee thereof, is responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for employees, executive officers and directors. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website.

Non-Employee Director Compensation

Our Board reviews director compensation periodically to ensure that director compensation remains competitive such that we are able to recruit and retain qualified directors. We have adopted a non-employee director compensation program that is designed to align compensation with our business objectives and the creation of stockholder value, while enabling us to attract, retain, incentivize and reward directors who contribute to the long-term success of the Company.

EXECUTIVE COMPENSATION

To achieve our goals, we have designed our compensation and benefits program to attract, retain, incentivize and reward deeply talented and qualified executives who share its philosophy and desire to work towards achieving these goals.

We believe our compensation program should promote the success of the company and align executive incentives with the long-term interests of our stockholders. Our current compensation programs reflect its startup origins in that they consist primarily of salary, bonuses and stock option awards.

We are considered an emerging growth company for purposes of the SEC’s executive compensation disclosure rules. In accordance with such rules, this section provides an overview of our executive compensation programs, including a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table below. Further, our reporting obligations extend only to the individuals serving as our chief executive officer and our two other most highly compensated executive officers.

The Legacy Amprius board of directors, with input from its Chief Executive Officer, has historically determined the compensation for our named executive officers during their service to Legacy Amprius prior to the Business Combination. For the year ended December 31, 2021, our named executive officers were:

•	Dr. Kang Sun, President and Chief Executive Officer and director

•	Sandra Wallach, Chief Financial Officer

•	Dr. Ionel Stefan, Chief Technology Officer

The share numbers and exercise prices included in this “Executive Compensation” section reflect the historical pre-Business Combination share numbers and exercise prices, and have not been adjusted to reflect the accounting of the Business Combination as a reverse recapitalization.

Summary Compensation Table

The following table sets forth information concerning the compensation of the named executive officers for the year ended December 31, 2021.

Name and Principal Position	Year	Salary ($)		Bonus ($)(1)		Option Awards ($)(2)		Total ($)
Dr. Kang Sun President, Chief Executive Officer and Director	2021	90,254	(3)	40,000	(3)	4,199,272	(4)	4,329,526
Sandra Wallach Chief Financial Officer	2021	117,126		35,507		1,283,082		1,435,714
Dr. Ionel Stefan Chief Technology Officer	2021	224,700		75,000		501,827	(5)	801,527

(1)	Represents annual bonuses earned during 2021 and paid in 2022.
(2)

The amounts in this column represent the aggregate grant-date fair value of awards granted to each named executive officer in fiscal 2021, calculated in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC Topic 718, Compensation—Stock Compensation (“ASC 718”). Such grant-date fair value does not take into account any estimated forfeitures related to service-vesting conditions. The assumptions used in determining the grant date fair value of the stock options reported are set forth in Note 2 to Legacy Amprius’ audited financial statements included elsewhere in this prospectus.

(3)

Represents the portion of base salary and bonus allocated to Legacy Amprius by Amprius Holdings. Dr. Sun provided services to both Legacy Amprius and Amprius Holdings. For the year ended December 31, 2021, Dr. Sun’s salary and bonus were paid by Amprius Holdings and the portion allocated to Legacy Amprius was 25%. For the year ended December 31, 2021, the portion of Dr. Sun’s salary and bonus paid by Amprius Holdings was $270,762 and $120,000, respectively. Effective May 2022, Dr. Sun’s entire salary and bonus was paid by Legacy Amprius.

(4)	Includes 25% of the grant-date fair value of 2,687,350 options to purchase Amprius Holdings common stock that was allocated to Legacy Amprius.
(5)	Includes the grant-date fair value of 201,110 options to purchase Amprius Holdings common stock, 100% of which was allocated to Legacy Amprius.

Narrative Disclosure to Summary Compensation Table

Confirmatory Employment Letters with Amprius’ Named Executive Officers

In connection with the Business Combination, we entered into confirmatory employment letters with each of our named executive officers to confirm the current terms of their employment, as outlined below.

Dr. Kang Sun

In September 2022, the Company entered into a confirmatory employment letter with Dr. Sun (the “Sun Confirmatory Employment Letter”). The Sun Confirmatory Employment Letter has no specific term and provides for an annual base salary, eligibility to receive an annual target bonus, and eligibility to participate in employee benefit plans maintained from time to time by the Company. The Sun Confirmatory Employment Letter supersedes all existing agreements and understandings that Dr. Sun may have entered into concerning his employment relationship with Legacy Amprius. Dr. Sun’s current annual base salary is $365,000 and he is eligible for a target annual cash bonus opportunity of $160,000.

Sandra Wallach

In September 2022, the Company entered into a confirmatory employment letter with Ms. Wallach (the “Wallach Confirmatory Employment Letter”). The Wallach Confirmatory Employment Letter has no specific term and provides for an annual base salary, eligibility to receive an annual target bonus, and eligibility to participate in employee benefit plans maintained from time to time by the Company. The Wallach Confirmatory Employment Letter supersedes all existing agreements and understandings that Ms. Wallach may have entered into concerning her employment relationship with Legacy Amprius. Ms. Wallach’s current annual base salary is $300,000 and she is eligible for a target annual cash bonus opportunity of 30% of her annual base salary.

Dr. Ionel Stefan

In September 2022, the Company entered into an amended and restated confirmatory employment letter with Dr. Stefan (the “Stefan Confirmatory Employment Letter. The Stefan Confirmatory Employment Letter has no specific term and provides for an annual base salary, eligibility to receive an annual target bonus, and eligibility to participate in employee benefit plans maintained from time to time by the Company. The Stefan Confirmatory Employment Letter supersedes all existing agreements and understandings that Dr. Stefan may have entered into concerning his employment relationship with Legacy Amprius. Dr. Stefan’s current annual base salary is $250,000 and he is eligible for a target annual cash bonus opportunity of 30% of his annual base salary.

Cash Bonus

Cash bonuses were determined by the Legacy Amprius Board based on the performance of Legacy Amprius and the named executive officer. Pursuant to their respective confirmatory employment letters, Dr. Sun, Ms. Wallach and Dr. Stefan are each eligible to receive an annual cash bonus, the amount of which will be determined by the Board or its authorized committee based on the applicable performance objectives.

Potential Payments upon Termination or Change in Control

Pursuant to the Sun Confirmatory Employment Letter, if the Company or any successor corporation terminates Dr. Sun’s employment other than for cause (as defined in the Sun Confirmatory Employment Letter), death or disability or Dr. Sun terminates his employment with the Company or any successor corporation for good reason (as defined in the Sun Confirmatory Employment Letter), Dr. Sun will be eligible to receive, subject to executing a release of claims, the following severance benefits: (i) continuing payments of severance pay at a rate equal to his base salary, as then in effect, for a period of six months following the date of such termination, and (ii) the unvested portion of his outstanding stock options to the Company stock that would normally vest over the following six months from the date of termination will immediately vest before such termination and become exercisable, provided that if such termination occurs upon or within six months following the closing of a change in control (as defined in the Company’s 2022 Equity Incentive Plan), then 100% of his outstanding stock options will immediately vest and become exercisable.

Pursuant to the Wallach Confirmatory Employment Letter, if the Company or any successor corporation terminates Ms. Wallach’s employment other than for cause (as defined in the Wallach Confirmatory Employment Letter), death or disability or Ms. Wallach terminates her employment with the Company or any successor corporation for good reason (as defined in the Wallach Confirmatory Employment Letter), Ms. Wallach will be eligible to receive, subject to executing a release of claims, continuing payments of severance pay at a rate equal to her base salary, as then in effect, for a period of three months following the date of such termination.

Pursuant to the Stefan Confirmatory Employment Letter, if the Company or any successor corporation terminates Dr. Stefan’s employment other than for cause (as defined in the Stefan Confirmatory Employment Letter), death or disability or Dr. Stefan terminates his employment with the Company or any successor corporation for good reason (as defined in the Stefan Confirmatory Employment Letter), Dr. Stefan will be eligible to receive, subject to executing a release of claims, continuing payments of severance pay at a rate equal to his base salary, as then in effect, for a period of three months following the date of such termination.

Amprius Technologies, Inc. 2016 Equity Incentive Plan

In 2017, the Legacy Amprius board of directors adopted and Legacy Amprius stockholders approved the 2016 Plan. The 2016 Plan provided for the grant of incentive stock options, within the meaning of Section 422 of the Code, to employees of Legacy Amprius and its parent and subsidiary corporations, and for the grant of nonstatutory stock options, restricted stock, restricted stock units and stock appreciation rights to employees, directors, and consultants of Legacy Amprius and employees and consultants of Legacy Amprius’ parent and subsidiary corporations. Upon the Closing, the 2016 Plan was terminated as of immediately before the 2022 Plan became effective, and no additional awards will be granted under the 2016 Plan. However, the 2016 Plan continues to govern the terms and conditions of the outstanding awards previously granted under the 2016 Plan.

As of November 1, 2022, stock options covering 14,216,131 shares of Common Stock were outstanding under the 2016 Plan.

Authorized Shares. Subject to the adjustment provisions contained in the 2016 Plan, the maximum aggregate number of shares of Common Stock that may be subject to awards and sold under the 2016 Plan is 11,250,000. Shares granted under the 2016 Plan may be authorized but unissued, or reacquired shares of Common Stock.

If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program described in the following paragraph, or, with respect to restricted stock or restricted stock units is forfeited to or repurchased by us due to failure to vest, the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under the 2016 Plan (unless the 2016 Plan has terminated). With respect to stock appreciation rights, only the net shares actually issued will cease to be available under the 2016 Plan and all remaining shares under stock appreciation rights will remain available for future grant or sale under the 2016 Plan (unless the 2016 Plan has terminated). Shares used to pay the exercise price of an award or satisfy the tax withholding obligations related to an award will become available for future grant or sale under the 2016 Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in a reduction in the number of shares available for issuance under the 2016 Plan.

Plan Administration. The Board or one or more committees appointed by the Board administers the 2016 Plan. Different committees may administer the 2016 Plan with respect to different service providers. Subject to the provisions of the 2016 Plan, the administrator has the power to administer the 2016 Plan and make all determinations deemed necessary or advisable for administering the 2016 Plan, including the power to determine the fair market value of Common Stock, select the service providers to whom awards may be granted, determine the number of shares covered by each award, approve forms of award agreements for use under the 2016 Plan, determine the terms and conditions of awards (such as the exercise price, the time or times at which awards may be exercised, any vesting acceleration or waiver or forfeiture restrictions and any restriction or limitation regarding any award or the shares relating to the award), construe and interpret the terms of the 2016 Plan and awards granted under it, prescribe, amend and rescind rules relating to the 2016 Plan (including relating to sub-plans), modify, or amend each award, such as the discretionary authority to extend the post-termination exercisability period of awards and to extend the maximum term of an option, and allow a participant to defer the receipt of payment of cash or the delivery of shares that would otherwise be due to such participant under an award. The administrator also has the authority to institute an exchange program by which outstanding awards may be surrendered or cancelled in exchange for awards of the same type (which may have a higher or lower exercise price and/or different terms), awards of a different type, and/or cash, by which participants would have the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator, or by which the exercise price of an outstanding award is increased or reduced. The administrator’s decisions, interpretations, and other actions are final and binding on all participants.

Stock Options. The per share exercise price of options granted under the 2016 Plan generally must be at least equal to the fair market value of a share of Amprius common stock on the date of grant. The term of an option may not exceed 10 years. With respect to any incentive stock option granted to an employee who owns more than 10% of the voting power of all classes of Amprius’ (or any parent or subsidiary of Amprius) outstanding stock, the term of the incentive stock option must not exceed five years and the per share exercise price of the incentive stock option must equal at least 110% of the fair market value of a share of Amprius common stock on the grant date. The administrator determines the methods of payment of the exercise price of an option, which may include cash, shares, or other property acceptable to the administrator to the extent permitted by applicable law. After termination of a participant’s service, he or she may exercise the vested portion of his or her option for six months following a termination due to death or disability, for 30 days following a termination for any other reason, or for any longer period specified in the applicable option agreement. An option, however, may not be exercised later than the expiration of its term. Subject to the provisions of the 2016 Plan, the administrator determines the other terms of options.

Non-Transferability of Awards. Unless the administrator provides otherwise, the 2016 Plan generally does not allow for the transfer of awards (other than by will or the laws of descent or distribution), and only the recipient of an award may exercise an award during his or her lifetime.

Certain Adjustments. In the event of certain changes in the Company’s capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2016 Plan, the administrator will adjust the number and class of shares that may be delivered under the 2016 Plan and/or the number, class, and price of shares covered by each outstanding award.

Dissolution or Liquidation. In the event of the Company’s proposed liquidation or dissolution, the administrator will notify participants before the effective date of such transaction, and to the extent not exercised, all awards will terminate immediately before the consummation of such proposed transaction, unless the liquidation or dissolution is part of a restructuring where the Company and its business is being rolled into and acquired by Amprius Holdings (or one of its affiliates), in which case an award may be treated as described in the “Merger or Change in Control of the Company or Amprius Holdings” section below as if the transaction were a merger of the Company with or into Amprius Holdings or one of its affiliates.

Merger or Change in Control of the Company or Amprius Holdings. The 2016 Plan provides that in the event of a merger or change in control of the Company or Amprius Holdings, each as described under the 2016 Plan, each outstanding award will be treated as the administrator determines, without a participant’s consent. The administrator may provide that awards granted under the 2016 Plan will be assumed or substituted by substantially equivalent awards, be terminated immediately before the merger or change in control, become vested and exercisable or payable and be terminated in connection with the merger or change in control, be terminated in exchange for cash or other property, be continued by the Company if it is the surviving company (and, in the case of a merger or change in control of Amprius Holdings, the acquiring or succeeding corporation or its affiliate does not have a class of securities that is publicly traded) subject to the limitations set forth in the 2016 Plan), or any combination of the above. The administrator is not required to treat all awards, all awards held by a participant, or all awards of the same type similarly.

If a successor corporation does not continue, assume or substitute for any outstanding award, then the participant will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights, all restrictions on restricted stock and restricted stock units will lapse, and for awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met. If an option or stock appreciation right is not assumed or substituted in the event of a change in control, the administrator will notify the participant in writing or electronically that such option or stock appreciation right will be exercisable for a period of time determined by the administrator in its sole discretion and the option or stock appreciation right will terminate upon the expiration of such period.

Amendment; Termination. As noted above, the 2016 Plan was terminated as of immediately before the 2022 Plan becoming effective, and no additional awards will be granted under the 2016 Plan. However, the 2016 Plan continues to govern the terms and conditions of the outstanding awards previously granted under the 2016 Plan.

Amprius Technologies, Inc. 2022 Equity Incentive Plan

The 2022 Plan was adopted in connection with the Business Combination and became effective upon the Closing. The 2022 Plan replaces the 2016 Plan, which expired as to future grants as of the Closing. The 2022 Plan allows us to grant awards of stock options, stock appreciation rights, restricted stock, restricted stock units, and performance awards to employees, directors and consultants of ours or any parent or subsidiary corporation of ours, provided that incentive stock options may only be granted to employees of the Company or any parent or subsidiary corporation of ours.

Authorized Shares

Subject to the adjustment provisions contained in the 2022 Plan and the evergreen provision described below, as of November 1, 2022, a total of 9,907,279 shares of Common Stock is reserved for issuance pursuant to the 2022 Plan. In addition, the shares reserved for issuance under the 2022 Plan include any assumed awards that, on or after the date of the Closing, were cancelled, expired or otherwise terminated without having been exercised in full, were tendered to or withheld by the Company for payment of an exercise price or for tax withholding obligations, or were forfeited to or repurchased by the Company due to failure to vest (provided that the maximum number of shares that may be added to the 2022 Plan pursuant to this sentence is 15,000,000 shares). The number of shares available for issuance under the 2022 Plan also include an annual increase, or the evergreen feature, on the first day of each of our fiscal years, beginning with our fiscal year 2023, equal to the least of:

•	30,000,000 shares of our Common Stock;

•	a number of shares of Common Stock equal to 5% of the total number of shares of all classes of our common stock outstanding as of the last day of the immediately preceding fiscal year; or

•	such number of shares of our Common Stock as the administrator of the 2022 Plan may determine no later than the last day of our immediately preceding fiscal year.

Shares issuable under the 2022 Plan may be authorized, but unissued, or reacquired shares of Common Stock. If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program (as described below), or, with respect to restricted stock, restricted stock units, or performance awards, is forfeited to or repurchased due to failure to vest, the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under the 2022 Plan. With respect to stock appreciation rights, only the net shares actually issued will cease to be available under the 2022 Plan and all remaining shares under stock appreciation rights will remain available for future grant or sale under the 2022 Plan. Shares that actually have been issued under the 2022 Plan under any award will not be returned to the 2022 Plan; except if shares issued pursuant to awards of restricted stock, restricted stock units, or performance awards are repurchased or forfeited due to failure to vest, such shares will become available for future grant under the 2022 Plan. Shares used to pay the exercise price of an award or satisfy the tax liabilities or withholding obligations related to an award (which withholdings may be in amounts greater than the minimum statutory amount required to be withheld as determined by the administrator of the 2022 Plan) will become available for future grant or sale under the 2022 Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in a reduction in the number of shares available for issuance under the 2022 Plan.

If any dividend or other distribution (whether in cash, shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of shares or other securities of the Company, or other change in the corporate structure of the Company affecting the shares (other than any ordinary dividends or other ordinary distributions), the administrator of the 2022 Plan, to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the 2022 Plan, will adjust the number and class of shares that may be delivered under the 2022 Plan; the number, class, and price of shares covered by each outstanding award; and the numerical share limits contained in the 2022 Plan.

Plan Administration

Our Board or one or more committees appointed by our Board has authority to administer the 2022 Plan. Our compensation committee will initially administer the 2022 Plan. In addition, to the extent it is desirable to qualify transactions under the 2022 Plan as exempt under Rule 16b-3 of the Exchange Act, such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of the 2022 Plan, the administrator has the power to administer the 2022 Plan and make all determinations deemed necessary or advisable for administering the 2022 Plan, including the power to determine the fair market value of our Common Stock, select the service providers to whom awards may be granted, determine the number of shares or dollar amounts covered by each award, approve forms of award agreements for use under the 2022 Plan, determine the terms and conditions of awards (including the exercise price, the time or times at which awards may be exercised, any vesting acceleration or waiver or forfeiture restrictions and any restriction or limitation regarding any award or the shares relating thereto), construe and interpret the terms of the 2022 Plan and awards granted under it, prescribe, amend and rescind rules and regulations relating to the 2022 Plan, including creating sub-plans, modify or amend each award, and allow a participant to defer the receipt of payment of cash or the delivery of shares that otherwise would be due to such participant under an award. The administrator also has the authority to allow participants the opportunity under an exchange program to transfer outstanding awards granted under the 2022 Plan to a financial institution or other person or entity selected by the administrator, and to institute an exchange program by which outstanding awards granted under the 2022 Plan may be surrendered or cancelled in exchange for awards of the same type, which may have a higher or lower exercise price and different terms, awards of a different type or cash, or by which the exercise price of an outstanding award granted under the 2022 Plan is increased or reduced. The administrator’s decisions, interpretations and other actions are final and binding on all participants and will be given the maximum deference permitted by applicable law.

Stock Options

Stock options may be granted under the 2022 Plan. The per share exercise price of options granted under the 2022 Plan generally must be equal to at least 100% of the fair market value of a share of Common Stock on the date of grant. The term of an option may not exceed ten years. With respect to any participant who owns more than 10% of the voting power of all classes of our (or any of our parent’s or subsidiary’s) outstanding stock, the term of an incentive stock option granted to such participant must not exceed five years and the per share exercise price must equal at least 110% of the fair market value of a share of Common Stock on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, certain shares of Common Stock, cashless exercise, net exercise, as well as other types of consideration permitted by applicable law. After the cessation of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. In the absence of a specified time in an award agreement, if such cessation is due to death or disability, the option will remain exercisable for six months. In all other cases, in the absence of a specified time in an award agreement, the option will remain exercisable for three months following the cessation of service. An option, however, may not be exercised later than the expiration of its term. Subject to the provisions of the 2022 Plan, the administrator determines the terms of options. Until shares are issued under an option, the participant will not have any right to vote or receive dividends or have any other rights as a stockholder with respect to such shares, and no adjustment will be made for a dividend or other right for which the record date is before the date such shares are issued, except as provided in the 2022 Plan, as summarized further above.

Stock Appreciation Rights

Stock appreciation rights may be granted under the 2022 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of Common Stock between the exercise date and the date of grant. The term of a stock appreciation right may not exceed ten years. After the cessation of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her stock appreciation rights agreement. In the absence of a specified time in an award agreement, if such cessation is due to death or disability, the stock appreciation rights will remain exercisable for six months following the cessation of service. In all other cases, in the absence of a specified time in an award agreement, the stock appreciation rights will remain exercisable for three months following the cessation of service. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of the 2022 Plan, the administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of Common Stock, or a combination of both, except that the per-share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right generally will be no less than 100% of the fair market value per share on the date of grant. Until shares are issued under a stock appreciation right, the participant will not have any right to vote or receive dividends or have any other rights as a stockholder with respect to such shares, and no adjustment will be made for a dividend or other right for which the record date is before the date such shares are issued, except as provided in the 2022 Plan, as summarized further above.

Restricted Stock

Restricted stock may be granted under the 2022 Plan. Restricted stock awards are grants of shares of Common Stock that may have vesting requirements under any such terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of the 2022 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever restrictions on transferability, forfeiture provisions or other restrictions or vesting conditions (if any) it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us). The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. The administrator may determine that an award of restricted stock will not be subject to any period of restriction and consideration for such award is paid for by past services rendered as a service provider. Recipients of restricted stock awards generally will have voting rights and rights to dividends and other distributions with respect to such shares upon grant, unless the administrator provides otherwise. If such dividends or distributions are paid in shares, the shares will be subject to the same restrictions on transferability and forfeitability as the share of restricted stock with respect to which they were paid. Shares of restricted stock that do not vest are subject to the right of repurchase or forfeiture.

Restricted Stock Units

Restricted stock units may be granted under the 2022 Plan. Each restricted stock unit is a bookkeeping entry representing an amount equal to the fair market value of one share of Common Stock. Subject to the provisions of the 2022 Plan, the administrator determines the terms and conditions of restricted stock units, including any vesting criteria and the form and timing of payment. The administrator may set vesting criteria based upon the achievement of company-wide, divisional, business unit, or individual goals (including continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned restricted stock units in the form of cash, shares, or a combination of both. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Performance Awards

Performance awards may be granted under the 2022 Plan. Performance awards are awards that may be earned in whole or in part on the attainment of performance goals or other vesting criteria that the administrator may determine, and that may be denominated in cash or stock. Each performance award will have an initial value that is determined by the administrator. Subject to the terms and conditions of the 2022 Plan, the administrator determines the terms and conditions of performance awards, including any vesting criteria and form and timing of payment. The administrator may set vesting criteria based upon the achievement of company-wide, divisional, business unit, or individual goals (including continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned performance awards in the form of cash, shares, or a combination of both. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Non-Employee Directors

All non-employee directors will be eligible to receive all types of awards (except for incentive stock options) under the 2022 Plan. The 2022 Plan provides that in any given fiscal year of the Company, no outside director may be granted any equity awards (including equity awards under the 2022 Plan) (the value of which will be based on their grant date fair value) and be provided any other compensation (such as any cash retainers and fees) that in the aggregate exceed $750,000. For the purposes of this maximum limit provision, the grant date fair values of awards granted under the 2022 Plan will be determined according to GAAP. Any awards or other compensation provided to an individual for his or her services as an employee or a consultant (other than an outside director), or before the Closing, will not count toward this limit. This maximum limit provision does not reflect the intended size of any potential grants or a commitment to make grants to the outside directors under the 2022 Plan in the future.

Non-Transferability of Awards

Unless the administrator provides otherwise, the 2022 Plan generally will not allow for the transfer of awards other than by will or the laws of descent and distribution, and only the recipient of an award may exercise an award during his or her lifetime. If the administrator makes an award transferable, such award will contain such additional terms and conditions as the administrator deems appropriate.

Dissolution or Liquidation

If there is a proposed liquidation or dissolution of the Company, the administrator will notify participants at such time before the effective date of such event as the administrator determines and all awards, to the extent that they have not been previously exercised, will terminate immediately before the consummation of such event.

Merger or Change in Control

The 2022 Plan provides that in the event of the Company’s merger or change in control, as defined in the 2022 Plan, each outstanding award will be treated as the administrator determines, without a participant’s consent. The administrator may provide that awards granted under the 2022 Plan will be assumed or substituted by substantially equivalent awards, be terminated immediately before the merger or change in control, become vested and exercisable or payable and be terminated in connection with the merger or change in control, be terminated in exchange for cash or other property or any combination of the above. The administrator is not required to treat all awards, all awards held by a participant, all portions of awards, or all awards of the same type, similarly.

If a successor corporation does not so assume or substitute a substantially equivalent award for any outstanding award (or a portion of such award), then such award (or its applicable portion) will fully vest, all restrictions on such award (or its applicable portion) will lapse, all performance goals or other vesting criteria applicable to such award (or its applicable portion) will be deemed achieved at 100% of target levels and such award (or its applicable portion) will become fully exercisable, if applicable, for a specified period before the transaction, unless specifically provided otherwise under the applicable award agreement or other written agreement with the participant authorized by the administrator. The award (or its applicable portion) will then terminate upon the expiration of the specified period of time. If an option or stock appreciation right is not assumed or substituted, the administrator will notify the participant that such option or stock appreciation right will be exercisable for a period of time determined by the administrator in its sole discretion and the option or stock appreciation right will terminate upon the expiration of such period.

In addition, in the event of a change in control, awards granted to a non-employee director will fully vest, all restrictions on such awards will lapse, all performance goals or other vesting criteria applicable to such awards will be deemed achieved at 100% of target levels and such awards will become fully exercisable, if applicable, unless specifically provided otherwise under the applicable award agreement or other written agreement with the non-employee director authorized by the administrator.

Forfeiture and Clawback

Awards are subject to any clawback policy that we are required to adopt under the listing standards of any national securities exchange or association on which our securities are listed or as is otherwise required by applicable laws. The administrator also may specify in an award agreement that the participant’s rights, payments and benefits with respect to an award will be subject to reduction, cancellation, forfeiture, recoupment, reimbursement, or reacquisition upon the occurrence of certain specified events. The administrator may require a participant to forfeit or return to the Company or reimburse the Company for all or a portion of the award and any amounts paid under the award in order to comply with any clawback policy of the Company as described in the first sentence of this paragraph or with applicable laws.

Amendment or Termination

The 2022 Plan will continue in effect until terminated by the administrator. However, no incentive stock options may be granted after the ten-year anniversary of the adoption by the Board of the 2022 Plan, and the evergreen feature of the 2022 Plan will terminate on the ten-year anniversary of the Board approval of the 2022 Plan. In addition, the administrator will have the authority to amend, suspend, or terminate the 2022 Plan or any part of the 2022 Plan, at any time and for any reason, but such action generally may not materially impair the rights of any participant without his or her written consent.

Amprius 2022 Employee Stock Purchase Plan

The ESPP was adopted in connection with the Business Combination and became effective upon the Closing, but the first offering period will commence at a later date determined by the administrator of the ESPP. The ESPP provides eligible employees an opportunity to purchase Common Stock at a discount through accumulated contributions of their earned compensation.. The ESPP permits the administrator of the ESPP to grant purchase rights that qualify for preferential tax treatment under Section 423 of the Code. In addition, the ESPP authorizes the grant of purchase rights that do not qualify under Code Section 423 pursuant to rules, procedures or sub-plans adopted by the administrator that are designed to achieve desired tax or other objectives.

Shares Available for Issuance

The maximum number of shares of Common Stock available for issuance under the ESPP is 990,000 shares of Common Stock. The number of shares of Common Stock available for issuance under the ESPP will be increased on the first day of each fiscal year beginning with fiscal year 2023 in an amount equal to the least of (i) 5,000,000 shares of Common Stock, (ii) a number of shares of Common Stock equal to 1% of the total number of shares of all classes of Common Stock outstanding on the last day of the immediately preceding fiscal year, or (iii) such number of shares determined by the administrator no later than the last day of the immediately preceding fiscal year. Shares issuable under the ESPP may be authorized, but unissued, or reacquired shares of Common Stock.

The ESPP provides that in the event that any dividend or other distribution (whether in the form of cash, shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase or exchange of Common Stock or other securities of the Company or other change in its corporate structure affecting the Common Stock occurs (other than any ordinary dividends or other ordinary distributions), to prevent diminution or enlargement of the benefits or potential benefits intended to be provided under the ESPP, the administrator will make adjustments to the number and class of shares that may be delivered under the ESPP and the purchase price per share and number and class of shares covered by each option granted under the ESPP that has not yet been exercised, and the numerical share limits under the ESPP.

Administration

Our Board, or a committee appointed by our Board, has authority to administer the ESPP. Unless and until determined otherwise by our Board, the compensation committee of our Board will administer the ESPP. The administrator has full and exclusive discretionary authority to construe, interpret and apply the terms of the ESPP, delegate ministerial duties to any of employees of the Company, designate separate offerings under the ESPP, designate any subsidiaries of the Company as participating in the ESPP, determine eligibility, adjudicate all disputed claims filed under the ESPP and establish procedures that it deems necessary or advisable for the administration of the ESPP, including adopting such procedures, sub-plans and appendices to the enrollment agreement as are necessary or appropriate to permit participation in the ESPP by employees who are non-U.S. nationals or employed outside the U.S. The administrator’s findings, decisions and determinations will be final and binding on all participants to the maximum extent permitted by law.

Eligibility

Generally, any of the Company’s employees are eligible to participate in the ESPP if they are customarily employed by the Company or any of its participating subsidiaries for at least 20 hours per week and more than five months in any calendar year. The administrator, in its discretion, before an enrollment date for all options granted on such enrollment date in an offering, may determine that an employee who (i) has not completed at least two years of service (or a lesser period of time determined by the administrator) since the employee’s last hire date, (ii) customarily works not more than 20 hours per week (or a lesser period of time determined by the administrator), (iii) customarily works not more than five months per calendar year (or a lesser period of time determined by the administrator), (iv) is a highly compensated employee within the meaning of Code Section 414(q) or (v) is a highly compensated employee within the meaning of Code Section 414(q) with compensation above a certain level or who is an officer or subject to disclosure requirements under Section 16(a) of the Exchange Act, is not eligible to participate in an offering. However, an employee may not be granted an option to purchase stock under the ESPP if the employee (i) immediately after the grant, would own stock and/or hold outstanding options to purchase such stock possessing 5% or more of the total combined voting power or value of all classes of capital stock of the Company or any parent or subsidiary of the Company; or (ii) holds rights to purchase stock under all of employee stock purchase plans of the Company that accrue at a rate that exceeds $25,000 worth of stock for each calendar year during which his or her right to purchase shares is outstanding at any time.

Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of Common Stock. Participation ends automatically upon termination of employment with the Company (or its participating subsidiaries).

Offering Periods and Purchase Periods

The ESPP includes a component (the “423 Component”) that is intended to qualify as an “employee stock purchase plan” under Code Section 423, and a component that does not comply with Code Section 423 (the “Non-423 Component).” For purposes of this summary, a reference to the ESPP generally will mean the terms and operations of the 423 Component.

The ESPP provides for offering periods with a duration and start and end dates as determined by the administrator, provided that no offering period will have a duration exceeding 27 months. Unless determined otherwise by the administrator, each offering period will have one purchase period with the same duration as the offering period. The administrator is authorized to change the duration of future offering periods and purchase periods under the ESPP, including the starting and ending dates of offering periods and purchase periods and the number of purchase periods in any offering periods. Unless determined otherwise by the administrator and to the extent an offering period provides for more than one purchase date in such offering period, if the fair market value of a share of Common Stock on a purchase date is less than the fair market value of a share of Common Stock on the first trading day of the offering period, participants in that offering period will be withdrawn from that offering period following their purchase of shares on such purchase date and automatically will be enrolled in a new offering period.

Contributions

The ESPP permits participants to purchase shares of Common Stock through payroll deductions of up to 15% of their eligible compensation, which includes a participant’s base straight time gross earnings but excludes payments for overtime and shift premium, incentive compensation, bonuses, commissions, equity compensation and other similar compensation. The administrator may change the compensation eligible for contribution under the ESPP on a uniform and nondiscriminatory basis for future offering periods.

Exercise of Purchase Right

Amounts deducted and accumulated by a participant under the ESPP are used to purchase shares of Common Stock at the end of each purchase period. The purchase price of the shares will be 85% of the lower of (i) the fair market value of a share of Common Stock on the first trading day of the offering period or (ii) the fair market value of a share of Common Stock on the exercise date. A participant will be permitted to purchase a maximum of 2,000 shares during each offering period, provided that the administrator may increase or decrease such maximum number of shares for each purchase period or offering period. Until shares of Common Stock are issued (as evidenced by the appropriate entry on the books of the Company or the books of a duly authorized transfer agent of the Company) to a participant, the participant will have only rights of an unsecured creditor with respect to such shares, and no right to vote or receive dividends or any other rights as a stockholder with respect to such shares.

Termination of Participation

Participation in the ESPP generally will terminate when a participating employee’s employment with the Company or a participating subsidiary of the Company ceases for any reason, the employee withdraws from the ESPP or the Company terminates or amends the ESPP such that the employee no longer is eligible to participate. An employee may withdraw his or her participation in the ESPP at any time in accordance with procedures, and prior to any applicable deadline, specified by the administrator. Upon withdrawal from the ESPP, generally the employee will receive all amounts credited to his or her account without interest (unless otherwise required under applicable law) and his or her payroll withholdings or contributions under the ESPP will cease.

Non-Transferability

A participant is not permitted to transfer the contributions credited to his or her ESPP account or rights granted under the ESPP, other than by will or the laws of descent and distribution.

Dissolution or Liquidation

In the event of the Company’s proposed dissolution or liquidation, any offering period in progress will be shortened by setting a new purchase date and will terminate immediately before the completion of such proposed transaction, unless determined otherwise by the administrator.

Merger or Change in Control

In the event of a merger or change in control of the Company, as defined in the ESPP, a successor corporation may assume or substitute for each outstanding option. If the successor corporation does not assume or substitute for the options, the offering period then in progress under the ESPP will be shortened, and a new exercise date will be set to occur before the date of the proposed merger or change in control. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Amendment; Termination

The ESPP became effective upon the Closing. The administrator has the authority to modify, amend, suspend or terminate the ESPP, except that, subject to certain exceptions described in the ESPP, no such action may adversely affect any outstanding rights to purchase shares of our Common Stock under the ESPP. The ESPP will automatically terminate 20 years after the date of the Closing, unless the administrator of the ESPP terminates it earlier.

Executive Incentive Compensation Plan

Following the Closing, the Board considered and approved the Executive Incentive Compensation Plan (the “Incentive Compensation Plan”), which had been previously approved by the board of directors of Legacy Amprius prior to the Closing. The Executive Incentive Compensation Plan allows the Company to grant incentive awards, generally payable in cash, to employees selected by the administrator of the Incentive Compensation Plan.

Under the Incentive Compensation Plan, the administrator determines the performance goals applicable to any award. As determined by the administrator, the performance goals may be based on generally accepted accounting principles, or GAAP, or non-GAAP results and any actual results may be adjusted by the administrator for one-time items or unbudgeted or unexpected items and/or payments of actual awards under the Incentive Compensation Plan when determining whether the performance goals have been met. The goals may be on the basis of any factors the administrator determines relevant, such as on an individual, divisional, portfolio, project, business unit, segment or company-wide basis. Any criteria used may be measured on such basis as the administrator determines. The performance goals may differ from participant to participant and from award to award. The administrator also may determine that a target award or a portion thereof will not have a performance goal associated with it but instead will be granted (if at all) in the compensation committee’s sole discretion.

The Incentive Compensation Plan is administered by our Board or a committee appointed by the Board. Until our Board determines otherwise, our compensation committee will administer the Incentive Compensation Plan. The administrator of the Incentive Compensation Plan may, in its sole discretion and at any time before payment of an award, increase, reduce or eliminate a participant’s actual award and/or increase, reduce or eliminate the amount allocated to the bonus pool for a particular performance period. The actual award may be below, at or above a participant’s target award, in the discretion of the administrator. The administrator may determine the amount of any increase, reduction or elimination on the basis of such factors as it deems relevant, and it is not required to establish any allocation or weighting with respect to the factors it considers.

Actual awards generally will be paid in cash (or its equivalent) only after they are earned and approved. Unless otherwise determined by the administrator, to earn an actual award a participant must be employed by the Company through the date the actual award is paid. The administrator will have the right to settle an actual award with a grant of an equity award, which may have such terms and conditions (including vesting) as the administrator determines. Payment of awards occurs after they are earned, but no later than the dates set forth in the Incentive Compensation Plan.

All awards under the Incentive Compensation Plan will be subject to reduction, cancellation, forfeiture or recoupment in accordance with any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the securities of the Company are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable laws. In addition, the administrator may impose such other clawback, recovery or recoupment provisions with respect to an award under the Incentive Compensation Plan as it determines necessary or appropriate, such as a reacquisition right in respect of previously acquired cash, stock or other property provided with respect to an award. Recovery of compensation under a clawback policy generally will not give the participant the right to resign for “good reason” or “constructive termination” (or similar term) under any agreement with the Company. Additionally, the administrator may specify when providing for an award under the Incentive Compensation Plan that the participant’s rights, payments and benefits with respect to the award will be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of specified events, in addition to any otherwise applicable vesting or performance conditions of the award. In the event of an accounting restatement, the recipient of an award will be required to repay a portion of the proceeds received with respect to an award earned or accrued under certain circumstances.

The administrator will have the authority to amend, suspend or terminate the Incentive Compensation Plan, provided such action does not impair the existing rights of any participant with respect to any earned awards.

Retirement Benefits

The Company maintains a 401(k) retirement savings plan for the benefit of employees of the Company and its participating affiliates who satisfy certain eligibility requirements. Under the 401(k) plan, eligible employees may elect to defer a portion of their compensation, within the limits prescribed by the Code, on a pre-tax or after-tax (Roth) basis, through contributions to the 401(k) plan. The 401(k) plan authorizes discretionary employer matching and/or non-elective contributions. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, pre-tax contributions to the 401(k) plan and earnings on those pre-tax contributions are not taxable to the employees until distributed from the 401(k) plan, and earnings on Roth contributions are not taxable when distributed from the 401(k) plan.

Outstanding Equity Awards at 2021 Year End

The following table presents information regarding outstanding equity awards held by our named executive officers as of December 31, 2021.

	Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)(1)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)(2)	Option Expiration Date
Dr. Kang Sun(3)	03/16/2017	500,000	—	0.07	03/15/2024
Dr. Kang Sun(4)	06/17/2021	125,000	875,000	2.58	06/16/2031
Sandra Wallach(5)	08/23/2021	—	400,000	2.58	08/22/2031
Dr. Ionel Stefan(6)	03/16/2017	375,000	—	0.07	03/15/2024
Dr. Ionel Stefan(7)	07/17/2017	125,000	—	0.07	07/11/2027
Dr. Ionel Stefan(8)	06/26/2018	46,875	3,125	0.65	03/19/2028
Dr. Ionel Stefan(9)	06/17/2021	6,250	43,750	2.58	06/16/2031

(1)	All stock options were granted pursuant to the 2016 Plan.
(2)	This column represents the fair market value of a share of Common Stock on the date of the grant, as determined by the Board.
(3)	1/48th of the shares subject to the option vested monthly beginning on March 1, 2015.
(4)	1/48th of the shares subject to the option began vesting monthly on June 17, 2021, subject to the holder’s continuous service through each vesting date.
(5)	1/4th of the shares subject to the option vests on July 26, 2022, and 1/36th vests monthly thereafter, subject to the holder’s continuous service through each vesting date.
(6)	1/48th of the shares subject to the option vested monthly beginning on March 1, 2015.
(7)	1/48th of the shares subject to the option vested monthly beginning on January 1, 2017.
(8)	1/48th of the shares subject to the option vested monthly beginning on March 1, 2018.
(9)	1/48th of the shares subject to the option began vesting monthly on June 17, 2021, subject to the holder’s continuous service through each vesting date.

Director Compensation

The table below summarizes the compensation of each person serving as a non-employee director of Legacy Amprius for the year ended December 31, 2021. For the year ended December 31, 2021, no directors received any compensation. Dr. Kang Sun, our Chief Executive Officer, did not receive any additional compensation for his service as a director in 2021. The compensation of Dr. Sun as a named executive officer is set forth above under “—Summary Compensation Table.”

Name	Fees Earned or Paid in Cash ($)	Stock Options ($)(1)(2)	Total ($)
Donald R. Dixon	—	—	—
Dr. Wen Hsieh	—	—	—
Dr. Steven Chu	—	—	—

(1)

The amounts reported represent the aggregate grant-date fair value of the stock options awarded to the directors in fiscal 2021, calculated in accordance ASC 718. Such grant-date fair value does not take into account any estimated forfeitures related to service-vesting conditions. The assumptions used in determining the grant date fair value of the stock options reported are set forth in Note 2 to Legacy Amprius’ audited financial statements included elsewhere in this prospectus.

(2)	The following lists all outstanding equity awards held by non-employee directors as of December 31, 2021:

Name	Aggregate Number of Shares Underlying Outstanding Options
Donald R. Dixon	—
Dr. Wen Hsieh	—
Dr. Steven Chu	—

Outside Director Compensation Policy

In 2022, the Legacy Amprius Board retained Compensia, a third-party compensation consultant, to provide the Legacy Amprius Board with an analysis of publicly available market data regarding practices and compensation levels at comparable companies and assistance in determining compensation to be provided to the Company’s non-employee directors. Based on the discussions with and assistance from the compensation consultant, in connection with the Business Combination, we have adopted an Outside Director Compensation Policy that provides for certain compensation to our non-employee directors.

Cash Compensation

The Outside Director Compensation Policy provides for the following cash compensation program for our non-employee directors:

•	$40,000 per year for service as a non-employee director;

•	$40,000 per year for service as non-executive chair of the Board;

•	$15,000 per year for service as a lead independent director of the Board;

•	$20,000 per year for service as chair of our audit committee;

•	$10,000 per year for service as a member of our audit committee;

•	$15,000 per year for service as chair of our compensation committee;

•	$7,500 per year for service as a member of our compensation committee;

•	$10,000 per year for service as chair of our nominating and corporate governance committee; and

•	$5,000 per year for service as a member of our nominating and corporate governance committee.

Each non-employee director who serves as a committee chair of Board will receive the cash retainer fee as the chair of the committee but not the cash retainer fee as a member of that committee, provided that the non-employee director who serves as the non-employee chair of Board will receive the annual retainer fees for such role as well as the annual retainer fee for service as a non-employee director. These fees to our non-employee directors will be paid quarterly in arrears on a prorated basis. The above-listed fees for service as non-employee chair of Board or a chair or member of any committee are payable in addition to the non-employee director retainer. Under the Outside Director Compensation Policy, we also will reimburse its non-employee directors for reasonable travel expenses to attend meetings of the Board and its committees.

Equity Compensation

Initial Award

Pursuant to the Outside Director Compensation Policy, each person who first becomes a non-employee director on or after the effective date of such policy will receive, on the first trading day on or after the date that the person first becomes a non-employee director, an initial equity award of restricted stock units covering shares of Common Stock (the “Initial Award”). The Initial Award will have a value on the date of grant equal to $300,000, with the number of shares subject to the Initial Award rounded to the nearest whole share. Each Initial Award will, vest in equal installments on each of the first 3 anniversaries of the date that a person first becomes a non-employee director, subject to continued service to the Company through the date of vesting. If the person was a member of Board and also an employee, then becoming a non-employee director due to termination of employment will not entitle the person to an Initial Award.

Annual Award

Each non-employee director will receive, on the first trading day after each annual meeting of our stockholders (an “Annual Meeting”) that occurs following the effective date of the Outside Director Compensation Policy, an annual equity award of restricted stock units covering shares of Common Stock (the “Annual Award”). The Annual Award will have an aggregate value on the date of grant equal to $170,000 (provided that if an individual began service as a non-employee director after the date of the Annual Meeting that occurred immediately prior to such Annual Meeting (or if there is no such prior Annual Meeting, then after the Closing Date), then the Annual Award granted to such non-employee director will be prorated based on the number of whole months that the individual served as a non-employee director prior to the Annual Award’s grant date during the 12-month period immediately preceding such Annual Meeting), with the number of shares subject to the Annual Award rounded to the nearest whole share. Each Annual Award will vest on the earlier of (a) the first anniversary of the date the Annual Award is granted, or (b) the day prior to the date of the Annual Meeting next following the date the Annual Award is granted, subject to continued service to the Company through the applicable vesting date.

Other Award Terms

Each Initial Award and Annual Award will be granted under the 2022 Plan (or its successor plan, as applicable) and form of award agreement under such plan.

Change in Control

In the event of the Company’s change in control, as defined in the 2022 Plan, each non-employee director’s then outstanding equity awards covering shares of Common Stock will accelerate vesting in full, provided that he or she remains a non-employee director as of immediately before such change in control.

Director Compensation Limits

The Outside Director Compensation Policy provides that in any given fiscal year of the Company, no outside director may be granted any equity awards (including equity awards under the 2022 Plan) (the value of which will be based on their grant date fair value) and be provided any other compensation (such as any cash retainers and fees) that in the aggregate exceed $750,000. For the purposes of this maximum limit provision, the grant date fair values of awards granted under the 2022 Plan will be determined according to GAAP. Any awards or other compensation provided to an individual for his or her services as an employee or a consultant (other than an outside director), or before the Closing, will not count toward this limit.

Recent Developments

Prior to the Business Combination, on April 13, 2022, Legacy Amprius granted the following stock options, to our named executive officers and non-employee directors:

•

to Dr. Sun, options to acquire 500,000 shares of Legacy Amprius Common Stock, of which 1/48th vested or will vest monthly beginning on January 1, 2022, and options to acquire 375,000 shares of Legacy Amprius Common Stock, of which 1/48 vests monthly beginning on January 1, 2023, in each case, subject to the holder’s continuous service through each vesting date;

•

to Ms. Wallach, options to acquire 100,000 shares of Legacy Amprius Common Stock, of which 1/48 vests monthly beginning on January 1, 2023, subject to the holder’s continuous service through each vesting date;

•

to Dr. Stefan, options to acquire 150,000 shares of Legacy Amprius Common Stock, of which 1/48 vests monthly beginning on January 1, 2023, subject to the holder’s continuous service through each vesting date;

•

to Mr. Dixon, options to acquire 185,625 shares of Legacy Amprius Common Stock, of which 1/48th vested or will vest monthly beginning on January 1, 2022 and vest immediately upon a Change in Control (as defined in the 2016 Plan), subject to the holder’s continuous service through each vesting date;

•

to Dr. Hsieh, options to acquire 185,625 shares of Legacy Amprius Common Stock, of which 1/48th vested or will vest monthly beginning on January 1, 2022 and vest immediately upon a Change in Control (as defined in the 2016 Plan), subject to the holder’s continuous service through each vesting date; and

•

to Dr. Chu, options to acquire 185,625 shares of Legacy Amprius Common Stock, of which 1/48th vested or will vest monthly beginning on January 1, 2022 and vest immediately upon a Change in Control (as defined in the 2016 Plan), subject to the holder’s continuous service through each vesting date.

On September 16, 2022, Ms. Wallach received a cash bonus of $100,000 in connection with the Closing.

On October 14, 2022, Amprius Holdings made a cash bonus payment of approximately $2.31 million to Dr. Sun. The payment of such cash bonus by Amprius Holdings has no effect on our cash or operating results.

CERTAIN RELATIONSHIPS, RELATED PARTY AND OTHER TRANSACTIONS

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, the Company, Legacy Amprius and the Sponsor entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”), pursuant to which, among other things, the Sponsor reaffirmed its obligations in existing arrangements to vote in favor of each of the proposals to be voted upon at the Special Meeting, including approval of the Business Combination Agreement and the transactions contemplated thereby, and agreed to be bound by the terms of the lock-up restrictions in our Bylaws.

Registration Rights Agreement

On the Closing Date, the Company, Amprius Holdings and the Sponsor entered into a registration rights agreement (the “Registration Rights Agreement”). Pursuant to the terms of the Registration Rights Agreement, we are obligated to file a registration statement to register the resale of certain Company securities held by the parties to the Registration Rights Agreement. In addition, pursuant to the terms of the Registration Rights Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the parties to the Registration Rights Agreement may demand at any time or from time to time, that we file a registration statement on Form S-3 (or on Form S-1 if Form S-3 is not available) to register the Company securities held by such holders. The Registration Rights Agreement also provides the holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

PIPE Financing

On the Closing Date, certain former directors and officers of the Company and persons who currently serve on the Company’s board of directors, or their respective affiliates, purchased from the Company an aggregate of 2,052,500 PIPE Units at a price of $10.00 per PIPE Unit. The PIPE Warrants are substantially identical to the Public Warrants, except that the exercise price of each PIPE Warrant is $12.50 per share (instead of $11.50 per share, which is the exercise price for the Public Warrants), and the average sales price of the Common Stock will need to exceed $20.00 per share (instead of $18.00 per share for the Public Warrants) for the Company to be able to redeem the PIPE Warrants. The PIPE Warrants are not, and will not be, listed on any securities exchange.

Working Capital Warrants

In connection with the Closing, the Sponsor elected to convert $200,000 in working capital loans made to the Company into 400,000 Private Warrants to purchase shares of Common Stock at a price of $0.50 per warrant. On the Closing Date, such Private Warrants were issued equally to Justin Mirro, Kensington’s Chief Executive Officer and Chairman prior to the Business Combination and a member of the Company’s board of directors, and Daniel Huber, Kensington’s Chief Financial Officer prior to the Business Combination, who had each advanced one-half of such amount to the Sponsor in order for the loan to be made.

Pre-Business Combination Related Party Transactions

Legacy Amprius was a majority owned subsidiary of Amprius Holdings, which owned approximately 99.6% of the outstanding Legacy Amprius Common Stock prior to the Business Combination. Amprius Holdings was formed in 2008 to pursue silicon nanowire anode technology conceived at Stanford. In 2015, Amprius Holdings formed Legacy Amprius to be the entity that focused on development of the silicon nanowire anode. Since its inception, Legacy Amprius’ operating resources such as cash, equipment, facilities, personnel and management had been provided by Amprius Holdings. Certain directors and executive officers of the Company own Amprius Holdings securities or options to purchase Amprius Holdings securities, and all directors of Legacy Amprius prior to the Business Combination are also directors of Amprius Holdings and members of our Board.

At various times Amprius Holdings also formed and invested in subsidiaries to pursue battery-related businesses in China. Because the nature of the different businesses varied widely, ownership of each of these entities was transferred to the Amprius Holdings stockholders in early 2022 so that each could pursue its business separately. One of the former subsidiaries holds a majority interest in Amprius (Wuxi) Co., Ltd. (“Amprius Wuxi”), a manufacturing joint venture in Wuxi, China that manufactures conventional batteries for the China market. Another builds battery packs for maritime and other markets. A third, Amprius Nanjing, is developing powders for silicon composite anodes. Following the spin-offs, Dr. Sun, our Chief Executive Officer and a member of our Board, has continued to serve on the boards of each of these entities and their respective holding companies. The Company’s silicon nanowire anode technology has not been shared with the former subsidiaries, and in 2022, all intellectual property related to such technology was assigned to the Company.

Intercompany Services Agreement

On February 27, 2017, Legacy Amprius entered into the Intercompany Services Agreement with Amprius Holdings, pursuant to which Amprius Holdings agreed to provide certain services to Legacy Amprius, including financial and external reporting services, tax and general accounting services, engineering services, legal and patent-related services, services related to business development, information technology and human resources and other administrative services. The cost attributable to Legacy Amprius was calculated using a percentage allocation of total cost incurred. For the one month ended January 31, 2022 and the years ended December 31, 2021 and 2020, the fee for Amprius Holdings’ services pursuant to the Intercompany Services Agreement was 25% of total costs incurred by Amprius Holdings in connection with the services provided under the agreement. From February 2022, the fee for Amprius Holdings’ services pursuant to the Intercompany Services Agreement was 100% of total costs incurred by Amprius Holdings in connection with the services provided under the agreement. The Intercompany Services Agreement terminated in connection with the Closing. Service costs allocated to Legacy Amprius under the Intercompany Services Agreement, including costs related to stock-based compensation, were approximately $1.4 million, $0.4 million and $0.4 million for the years ended December 31, 2021, 2020 and 2019, respectively. For the nine months ended September 30, 2022, service costs allocated to Legacy Amprius, including costs related to stock-based compensation, were approximately $0.9 million. The service costs allocated to Legacy Amprius were accounted for as capital contributions by Amprius Holdings to Legacy Amprius.

Capital Contributions

For the years ended December 31, 2021, 2020 and 2019, Amprius Holdings made contributions to Legacy Amprius of approximately $20.2 million, $4.5 million and $9.7 million, respectively, in addition to the amounts allocated under the Intercompany Services Agreement, to support Legacy Amprius’ operations.

Assignment of Lease

On May 1, 2022, Legacy Amprius and Amprius Holdings entered into the Assignment and Assumption of Lease, pursuant to which Amprius Holdings assigned to Legacy Amprius all its rights, title and interest under the lease agreement for the Company’s headquarters in Fremont, California, and Legacy Amprius assumed all obligations as a lessee under the lease agreement. Under the terms of the lease agreement, rent is payable in monthly installments on the first day of every calendar month. The current monthly rent payment under the lease agreement is approximately $44,000 and increases to approximately $46,000 by the end of the lease term. The lease agreement expires on June 30, 2024, and the Company’s has the option to extend the lease term for 60 months.

Transactions with Affiliate Subsidiaries

Legacy Amprius has purchased, and the Company may continue to purchase, raw materials and development materials from Amprius Nanjing and Amprius Wuxi. For the years ended December 31, 2021, 2020 and 2019, aggregate purchases from Amprius Nanjing and Amprius Wuxi totaled approximately $0.3 million,

$0.4 million and $0.3 million, respectively. From January 1, 2022 through September 30, 2022, aggregate purchases from Amprius Nanjing totaled approximately $0.3 million. There is no commitment on either party to continue such sales.

Tax Sharing Agreement

Concurrently with the execution of the Business Combination Agreement, Legacy Amprius and Amprius Holdings entered into the Tax Sharing Agreement, a copy of which is included as an exhibit to the registration statement of which this prospectus is a part. The Tax Sharing Agreement generally provides that, with respect to any U.S. federal consolidated group of which Amprius Holdings and Legacy Amprius were members, Amprius Holdings will be responsible for and will indemnify the Company for the tax liability of such group. In addition, Amprius Holdings will be responsible for and will indemnify the Company for taxes of any consolidated, combined or unitary tax return for state tax purposes for a group that included Amprius Holdings and Legacy Amprius. The Tax Sharing Agreement also provides that Amprius Holdings will generally control any tax returns and any tax audits or other proceedings for the taxes addressed by the Tax Sharing Agreement.

Stockholder Support Agreement

Concurrently with the execution of the Business Combination Agreement, the Company and Amprius Holdings entered into the Stockholder Support Agreement pursuant to which, among other things, Amprius Holdings agreed to vote all of its shares of Legacy Amprius Common Stock in favor of the approval and adoption of the Business Combination within 24 hours after the Company’s Registration Statement on Form S-4 filed in connection with the Special Meeting was declared effective by the SEC. Additionally, Amprius Holdings agreed not to (a) transfer any of its shares of Legacy Amprius Common Stock (or enter into any arrangement with respect thereto) or (b) enter into any voting arrangement that was inconsistent with the Stockholder Support Agreement. The Stockholder Support Agreement terminated in accordance with its terms upon the consummation of the Business Combination.

Possible Consolidation with Amprius Holdings

We believe that Amprius Holdings will evaluate its options to facilitate Amprius Holdings’ stockholders holding our Common Stock directly rather than holding it indirectly through Amprius Holdings. Among the options that we believe that Amprius Holdings is considering is a possible transaction whereby Amprius Holdings would be acquired by or merge with a wholly owned subsidiary of the Company, whereby Amprius Holdings’ stockholder would receive shares of Common Stock in exchange for their interests in Amprius Holdings. The terms of any such transaction would be subject to negotiation and approval by our Board.

Related Party Transactions with Sponsor

On March 31, 2021, the Sponsor purchased 7,475,000 Class B Ordinary Shares for an aggregate purchase price of $25,000. On November 30, 2021, the Company effected a share issue of 2,382,142 shares with respect to the Class B Ordinary Shares, resulting in the Sponsor holding an aggregate of 9,857,142 Class B Ordinary Shares. Prior to the initial investment of $25,000 by the Sponsor, the Company had no assets, tangible or intangible. The number of Class B Ordinary Shares issued was determined based on the expectation that such Class B Ordinary Shares held by the Sponsor would represent 20% of the outstanding shares upon consummation of the IPO. The Sponsor’s Class B Ordinary Shares (including the Class A Ordinary Shares issuable upon exercise thereof) could not, subject to certain limited exceptions, be transferred, assigned or sold by the holder. In connection with the Domestication, each Class B Ordinary Share was converted into one share of Common Stock.

The Sponsor purchased an aggregate of 16,000,000 Private Warrants for a purchase price of $0.50 per Private Warrant simultaneously with the consummation of the IPO. As such, the Sponsor’s interest in the IPO was valued at $8,000,000. Each Private Warrant entitled the holder to purchase one Class A Ordinary Share at

$11.50 per share, subject to adjustment as provided herein. The Private Warrants (including the warrants that may be issued upon conversion of working capital loans and the Class A Ordinary Shares issuable upon exercise of such warrants) could not, subject to certain limited exceptions, be transferred, assigned or sold by the holder. There are no redemption rights or liquidating distributions with respect to the Class B Ordinary Shares or Private Warrants. In connection with the Domestication, the Private Warrants were converted into warrants to purchase one share of Common Stock at $11.50 per share.

Other than the payment to an affiliate of Daniel Huber, Kensington’s Chief Financial Officer prior to the Business Combination, of service and administrative fees of $20,000 per month for 18 months (upon completion of the Business Combination, any portion of the amounts due that were not yet paid were accelerated), no compensation of any kind, including finder’s and consulting fees, were paid by the Company to the Sponsor, officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the consummation of the Business Combination. There was no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on the Company’s behalf.

The Sponsor purchased an aggregate of $32,675,000 Original Units in the IPO, or approximately 16.3% of the Original Units offered in the IPO.

On March 24, 2021 the Sponsor agreed to loan the Company up to $300,000 to cover the expenses related to the IPO pursuant to a promissory note. This loan was non-interest bearing and payable upon the completion of the IPO; provided that amounts due under the promissory note were, at the option of the Sponsor, convertible into working capital loans. The Company borrowed $200,000 under the promissory note, and the Sponsor elected to convert the promissory note into a working capital loan on March 4, 2022. Prior to the Business Combination, the Sponsor had made working capital loans of $200,000. Such working capital loans could be repaid out of the proceeds of the trust account holding a portion of the proceeds of the IPO and the concurrent sale of the Private Warrants, or converted into warrants of the post-Business Combination entity at a price of $0.50 per warrant, such warrants to be identical to the Private Warrants. At the Closing, the working capital loan was converted into 400,000 Private Warrants, as described above.

Letter Agreement

On March 1, 2022, the Sponsor and the Company’s officers and directors entered into a Letter Agreement with the Company, pursuant to which they agreed to waive their redemption rights with respect to any Sponsor Shares and any Public Shares held by them in connection with the completion of the Company’s initial business combination. Pursuant to the Letter Agreement, the Sponsor and the Company’s officers and directors agreed not to transfer any Class B Ordinary Shares until the earlier of (i) one year after the completion of the Business Combination and (ii) (x) if the last reported sale price of the Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after Business Combination or (y) the date on which the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction. Pursuant to the Letter Agreement, the Sponsor and the Company’s officer and directors also agreed not to transfer any Private Warrants until 30 days after the completion of the Business Combination.

Related Person Transactions Policy

We have adopted a written Related Person Transactions Policy that sets forth our policies and procedures regarding the identification, review, consideration and oversight of “related person transactions.” For purposes of the policy only, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which the Company or any of its subsidiaries are participants involving an amount that exceeds $120,000, in which any “related person” has a material interest.

Transactions involving compensation for services provided to the Company as an employee, consultant or director will not be considered related person transactions under this policy. A related person is any executive officer, director, nominee to become a director or a holder of more than 5% of any class of our voting securities (including Common Stock), including any of their immediate family members and affiliates.

Under the policy, the related person in question or, in the case of transactions with a holder of more than 5% of any class of our voting securities, an officer with knowledge of a proposed transaction, must present information regarding the proposed related person transaction to our audit committee (or, where review by our audit committee would be inappropriate, to another independent body of the Board) for review. To identify related person transactions in advance, we will rely on information supplied by our executive officers, directors and certain significant stockholders. In considering related person transactions, our audit committee will take into account the relevant available facts and circumstances, which may include, but are not limited to:

•	the risks, costs, and benefits to the Company;

•	the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the terms of the transaction;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties.

Our audit committee will approve only those transactions that it determines are fair to us and in the Company’s best interests. All of the transactions described above were entered into prior to the adoption of such policy.

Indemnification Agreements

We have entered into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in the Certificate of Incorporation and the Bylaws. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers or as a director or executive officer of any other company or enterprise to which the person provides services at the Company’s request. For more information regarding these indemnification arrangements, see the section titled “Management—Limitation on Liability and Indemnification of Directors and Officers.” We believe that these charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in the Certificate of Incorporation and the Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may decline in value to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

PRINCIPAL SECURITYHOLDERS

The following table sets forth information regarding the beneficial ownership of our Common Stock as of November 1, 2022 by:

•	each person known to the Company to be the beneficial owner of more than 5% of outstanding Common Stock;

•	each of the Company’s named executive officers and directors; and

•	all of the executive officers and directors of the Company as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. Common Stock issuable upon exercise of options and warrants currently exercisable within 60 days are deemed outstanding solely for purposes of calculating the percentage of total voting power of the beneficial owner thereof.

Unless otherwise indicated, the Company believes that each beneficial owner named in the table below has the sole voting and investment power with respect to all shares of Common Stock beneficially owned by such beneficial owner and the business address of each of the following entities or individuals is 1180 Page Avenue, Fremont, California 94538.

Name of Beneficial Owner	Shares of Common Stock	%
Five Percent Holders
Amprius Holdings(1)	65,515,552	77.6%
Directors and Named Executive Officers
Dr. Kang Sun(2)	1,440,733	1.7%
Sandra Wallach(2)	206,251	*
Dr. Ionel Stefan(2)	828,042	1.0%
Donald R. Dixon(3)	261,932	*
Dr. Wen Hsieh(2)	61,932	*
Dr. Steven Chu(4)	66,932	*
Justin Mirro(5)	8,619,142	9.6%
All Directors and Executive Officers as a Group (8 Individuals)	13,668,815	15.3%

*	Represents beneficial ownership of less than 1%.

(1)

Certain directors and executive officers of the Company own Amprius Holdings securities or options to purchase Amprius Holdings securities, and certain directors of Amprius are also directors of Amprius Holdings, but none of our directors or executive officers are deemed to have or share beneficial ownership with respect to any shares of Common Stock owned by Amprius Holdings.

(2)	Consists of shares of Common Stock underlying options that are exercisable within 60 days of November 1, 2022.
(3)

Consists of (i) 61,932 shares of Common Stock underlying options that are exercisable within 60 days of November 1, 2022, (ii) 100,000 shares of Common Stock purchased in the PIPE held by The Dixon Revocable Trust, of which Mr. Dixon is co-trustee, and (iii) 100,000 shares of Common Stock issuable upon the exercise of the PIPE Warrants held by The Dixon Revocable Trust.

(4)

Consists of (i) 61,932 shares of Common Stock underlying options that are exercisable within 60 days of November 1, 2022, (ii) 2,500 shares of Common Stock purchased in the PIPE and (iii) 2,500 shares of Common Stock issuable upon the exercise of PIPE Warrants.

(5)

Consists of (i) 1,000,000 shares of Common Stock held by Mr. Mirro as trustee of the Justin E. Mirro Qualified Annuity Trust dated 6/27/20, (ii) 200,000 shares of Common Stock issuable upon exercise of Private Warrants held by Mr. Mirro, (iii) 2,608,142 shares of Common Stock, including 111,000 shares of Common Stock purchased in the PIPE, held by Kensington Capital Partners, LLC, (iv) 4,700,000 shares of Common Stock issuable upon the exercise of Private Warrants held by Kensington Capital Partners, LLC and (v) 111,000 shares of Common Stock issuable upon the exercise of the PIPE Warrants held by Kensington Capital Partners, LLC. Mr. Mirro is the managing member of Kensington Capital Partners, LLC.

Please see the sections titled “Management,” “Executive Compensation” and “Certain Relationships, Related Party and Other Transactions” for information regarding material relationships with our principal securityholders within the past two years.

SELLING SECURITYHOLDERS

This prospectus relates to the offer by us, and the resale by the Selling Securityholders of: (i) up to 16,400,000 shares of Common Stock issuable upon the exercise of an aggregate of 16,400,000 Private Warrants, each of which is exercisable at a price of $11.50 per share, (ii) up to 6,535,000 shares of Common Stock issuable upon the exercise of 6,535,000 Sponsor IPO Warrants, each of which is exercisable at a price of $11.50 per share, and (iii) up to 2,052,500 shares of Common Stock issuable upon the exercise of 2,052,500 PIPE Warrants, each of which is exercisable at a price of $12.50 per share.

This prospectus also relates to the resale from time to time by the Selling Securityholders of an aggregate of: (i) 80,692,694 shares of Common Stock and (ii) 22,935,000 Warrants, comprised of (1) 6,535,000 Sponsor IPO Warrants and (2) 16,400,000 Private Warrants.

The Selling Securityholders may from time to time offer and sell any or all of the Common Stock and Warrants set forth below pursuant to this prospectus and any accompanying prospectus supplement. When we refer to the “Selling Securityholders” in this prospectus, we mean the persons listed in the table below, and the pledgees, donees, transferees, assignees, successors, distributes, designees and others who later come to hold any of the Selling Securityholders’ interest in the Common Stock or Warrants other than through a public sale. We cannot advise you as to whether the Selling Securityholders will in fact sell any or all of such Common Stock or Warrants. In addition, the Selling Securityholders may sell, transfer or otherwise dispose of, at any time and from time to time, the Common Stock and Warrants in transactions exempt from the registration requirements of the Securities Act after the date of this prospectus. For purposes of this table, we have assumed that the Selling Securityholders will have sold all of the Securities covered by this prospectus upon the completion of the offering. For information regarding transactions between us and the Selling Securityholders, see the sections titled “Management,” “Certain Relationships, Related Party and Other Transactions” and “Executive Compensation.”

We have determined beneficial ownership in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated below, to our knowledge, the persons and entities named in the tables have sole voting and sole investment power with respect to all securities that they beneficially own, subject to community property laws where applicable.

A Selling Securityholder may sell or otherwise transfer all, some or none of such shares in this offering. See the section titled “Plan of Distribution” elsewhere in this prospectus.

The following table is prepared based on information provided to us by the Selling Securityholders and the 84,467,987 shares of Common Stock outstanding as of November 1, 2022. It sets forth the name and address of the Selling Securityholders, the aggregate number of shares of Common Stock and Warrants that the Selling Securityholders may offer pursuant to this prospectus, the beneficial ownership of the Selling Securityholders both before and after the offering, and the shares of Common Stock and Warrants being offered by the Selling Securityholders and does not reflect any other Company securities that the Selling Securityholder may own, beneficially or otherwise.

Name of Selling Securityholder	Common Stock Beneficially Owned Prior to Offering	Private Warrants Beneficially Owned Prior to Offering	Public Warrants Beneficially Owned Prior to Offering	Number of Shares of Common Stock Being Offered	Number of Private Warrants Being Offered	Number of Public Warrants Being Offered	Common Stock Beneficially Owned After the Offered Shares of Common Stock are Sold		Private Warrants Beneficially Owned After the Offered Warrants are Sold		Private Warrants Beneficially Owned After the Offered Warrants are Sold
							Number	%	Number	%	Number	%
Amprius Holdings(1)	65,515,552	—	—	65,515,552	—	—	—	—	—	—	—	—
KPCB Holdings, Inc., as nominee(2)	200,000	—	—	200,000	—	—	—	—	—	—	—	—
Entities affiliated with Trident Capital(3)	200,000	—	—	200,000	—	—	—	—	—	—	—	—

Name of Selling Securityholder	Common Stock Beneficially Owned Prior to Offering	Private Warrants Beneficially Owned Prior to Offering	Public Warrants Beneficially Owned Prior to Offering	Number of Shares of Common Stock Being Offered	Number of Private Warrants Being Offered	Number of Public Warrants Being Offered	Common Stock Beneficially Owned After the Offered Shares of Common Stock are Sold		Private Warrants Beneficially Owned After the Offered Warrants are Sold		Private Warrants Beneficially Owned After the Offered Warrants are Sold
							Number	%	Number	%	Number	%
The Dixon Revocable Trust under agreement dated June 17, 1988(4)	200,000	—	—	200,000	—	—	—	—	—	—	—	—
Terence Tan Eng Chuan(5)	50,000	—	—	50,000	—	—	—	—	—	—	—	—
Yi Cui and Meng Sui Family Trust(6)	50,000	—	—	50,000	—	—	—	—	—	—	—	—
Dr. Steven Chu(7)	5,000	—	—	5,000	—	—	—	—	—	—	—	—
Entities affiliated with VantagePoint Capital Partners(8)	400,000	—	—	400,000	—	—	—	—	—	—	—	—
AeroVironment, Inc.(9)	1,000,000	—	—	1,000,000	—	—	—	—	—	—	—	—
Kensington Capital Partners, LLC(10)	7,419,142	4,700,000	—	7,419,142	4,700,000	—	—	—	—	—	—	—
Justin E. Mirro 2020 Qualified Annuity Trust dated June 27, 2020(11)	1,000,000	—	—	1,000,000	—	—	—	—	—	—	—	—
Kensington Capital Trust dated June 27, 2020(12)	1,000,000	—	—	1,000,000	—	—	—	—	—	—	—	—
Justin Mirro(13)	200,000	200,000	—	200,000	200,000	—	—	—	—	—	—	—
Daniel Huber(14)	200,000	200,000	—	200,000	200,000	—	—	—	—	—	—	—
memang GmbH(15)	2,040,000	700,000	400,000	2,040,000	700,000	400,000	—	—	—	—	—	—
Robert J. Remenar Living Trust dated 6/9/99(16)	1,840,000	700,000	400,000	1,840,000	700,000	400,000	—	—	—	—	—	—
Robert J. Remenar(17)	220,000	—	—	220,000	—	—	—	—	—	—	—	—
Simon E. Boag Trust u/a dated 7/12/99(18)	1,320,000	600,000	100,000	1,320,000	600,000	100,000	—	—	—	—	—	—
DEHC LLC(19)	4,372,000	2,100,000	20,000	4,372,000	2,100,000	20,000	—	—	—	—	—	—
Thomas W. LaSorda(20)	620,000	375,000	80,000	620,000	375,000	80,000	—	—	—	—	—	—
Nicole R. Nason and David G. Nason, JTEN(21)	340,000	200,000	20,000	340,000	200,000	20,000	—	—	—	—	—	—
Ninbeta AB(22)	2,590,000	900,000	840,000	2,590,000	900,000	840,000	—	—	—	—	—	—
Family Trust Partnership, LLC(23)	410,000	250,000	40,000	410,000	250,000	40,000	—	—	—	—	—	—
Mitchell Quain(24)	100,000	—	—	100,000	—	—	—	—	—	—	—	—
Donald L. Runkle and Virginia A. Runkle, JTEN(25)	540,000	275,000	80,000	540,000	275,000	80,000	—	—	—	—	—	—
Matthew Simoncini(26)	770,000	300,000	140,000	770,000	300,000	140,000	—	—	—	—	—	—
Michael T. Lamoretti(27)	700,000	500,000	—	700,000	500,000	—	—	—	—	—	—	—
BVA Capital, LLC(28)	1,200,000	—	800,000	1,200,000	—	800,000	—	—	—	—	—	—
Marc Chernoff(29)	1,320,000	—	880,000	1,320,000	—	880,000	—	—	—	—	—	—
Equity Trust Company, Custodian f/b/o Linda Chernoff IRA(30)	600,000	500,000	—	600,000	500,000	—	—	—	—	—	—	—
John A. Narcum and Donna L. Narcum, JTEN(31)	360,000	300,000	—	360,000	300,000	—	—	—	—	—	—	—
John A. Narcum(32)	20,000	—	—	20,000	—	—	—	—	—	—	—	—
Nora L. Huber(33)	426,000	350,000	—	426,000	350,000	—	—	—	—	—	—	—
John Andrew Arney(34)	620,000	300,000	140,000	620,000	300,000	140,000	—	—	—	—	—	—
Lauren M. Buttazzoni and Angelo L. Buttazzoni, JTEN(35)	300,000	250,000	—	300,000	250,000	—	—	—	—	—	—	—
Albert Ferrara(36)	300,000	250,000	—	300,000	250,000	—	—	—	—	—	—	—
Equity Trust Company, Custodian f/b/o Erich Jungwirth IRA(37)	300,000	250,000	—	300,000	250,000	—	—	—	—	—	—	—
Erich Jungwirth(38)	10,000	—	—	10,000	—	—	—	—	—	—	—	—
Jill R. Weeks Revocable Trust(39)	330,000	200,000	60,000	330,000	200,000	60,000	—	—	—	—	—	—
Robert J. Remenar and Lynne M. Remenar Irrevocable Gift Trust f/b/o Jessica L. Remenar dated 12/23/21(40)	330,000	200,000	60,000	330,000	200,000	60,000	—	—	—	—	—	—
CPCDD Group, LLC(41)	330,000	200,000	40,000	330,000	200,000	40,000	—	—	—	—	—	—
Linda Velasco Revocable Trust(42)	1,940,000	200,000	1,000,000	1,940,000	200,000	1,000,000	—	—	—	—	—	—
Gerald Scott Sweetland(43)	390,000	200,000	100,000	390,000	200,000	100,000	—	—	—	—	—	—
Michael J. Weinbaum(44)	780,000	150,000	400,000	780,000	150,000	400,000	—	—	—	—	—	—

Name of Selling Securityholder	Common Stock Beneficially Owned Prior to Offering	Private Warrants Beneficially Owned Prior to Offering	Public Warrants Beneficially Owned Prior to Offering	Number of Shares of Common Stock Being Offered	Number of Private Warrants Being Offered	Number of Public Warrants Being Offered	Common Stock Beneficially Owned After the Offered Shares of Common Stock are Sold		Private Warrants Beneficially Owned After the Offered Warrants are Sold		Private Warrants Beneficially Owned After the Offered Warrants are Sold
							Number	%	Number	%	Number	%
Morgan Powell(45)	310,000	100,000	100,000	310,000	100,000	100,000	—	—	—	—	—	—
William E. Kassling 2011 Trust(46)	420,000	100,000	200,000	420,000	100,000	200,000	—	—	—	—	—	—
Vande Steeg Family Trust(47)	420,000	100,000	200,000	420,000	100,000	200,000	—	—	—	—	—	—
PThree Five Limited(48)	270,000	100,000	100,000	270,000	100,000	100,000	—	—	—	—	—	—
Peter Allan Goode(49)	420,000	100,000	200,000	420,000	100,000	200,000	—	—	—	—	—	—
Wes Robinson(50)	180,000	100,000	40,000	180,000	100,000	40,000	—	—	—	—	—	—
Milius/Prigohzy 2001 Revocable Trust(51)	240,000	100,000	80,000	240,000	100,000	80,000	—	—	—	—	—	—
Kariega Capital I, S.L.(52)	120,000	100,000	—	120,000	100,000	—	—	—	—	—	—	—
Kariega Ventures, S.L.(53)	50,000	—	—	50,000	—	—	—	—	—	—	—	—
Julian Philipp Ameler(54)	120,000	100,000	—	120,000	100,000	—	—	—	—	—	—	—
Jock Paton(55)	60,000	50,000	—	60,000	50,000	—	—	—	—	—	—	—
Doug Hirsch(56)	75,000	50,000	10,000	75,000	50,000	10,000	—	—	—	—	—	—
Daizoku, LLC(57)	92,500	50,000	5,000	92,500	50,000	5,000	—	—	—	—	—	—
IncWell TWL Investments LLC(58)	45,000	—	—	45,000	—	—	—	—	—	—	—	—

(1)

Certain directors and executive officers of the Company own Amprius Holdings securities or options to purchase Amprius Holdings securities, and all directors of Amprius are also directors of Amprius Holdings, but none of our directors or executive officers are deemed to have or share beneficial ownership with respect to any shares of Common Stock owned by Amprius Holdings. Amprius Holdings is the majority stockholder of the Company and has in the past had certain commercial arrangements with the Company.

(2)

Securities offered hereby consist of (i) 92,200 shares of Common Stock beneficially owned by Kleiner Perkins Caufield & Byers XIV, LLC (“KPCB XIV”), (ii) 7,800 shares of Common Stock beneficially owned by KPCB XIV Founders Fund, LLC (“KPCB XIV Founders”), (iii) 92,200 shares of Common Stock issuable upon the exercise of 92,200 PIPE Warrants beneficially owned by KPCB XIV and (iv) 7,800 shares of Common Stock issuable upon the exercise of 7,800 PIPE Warrants beneficially owned by KPCB XIV Founders. All securities are held for convenience in the name of “KPCB Holdings, Inc., as nominee” for the accounts of such entities. The managing member of KPCB XIV and KPCB XIV Founders is KPCB XIV Associates, LLC (“KPCB XIV Associates”). L. John Doerr, Brook Byers, William “Bing” Gordon and Theodore E. Schlein, the managing members of KPCB XIV Associates, exercise shared voting and dispositive control over the shares held by KPCB XIV and KPCB XIV Founders. Such managing members disclaim beneficial ownership of all shares held by KPCB XIV and KPCB XIV Founders except to the extent of their pecuniary interest therein.

(3)

Securities offered hereby consist of (i) 96,267 shares of Common Stock held by Trident Capital Fund-VI, L.P. (“Trident Fund VI”), (ii) 3,733 shares of Common Stock held by Trident Capital Fund—VI Principals Fund, L.L.C. (“Trident Principals VI”), (iii) 96,267 shares of Common Stock issuable upon the exercise of 96,267 PIPE Warrants and (iv) 3,733 shares of Common Stock issuable upon the exercise of 3,733 PIPE Warrants. Trident Capital Management VI, L.L.C. (“TCM VI”) is the sole general partner of Trident Fund VI and the sole managing member of Trident Principals VI. Donald R. Dixon, a member of our Board, Arneek Multani and John Moragne (collectively, the “Managing Members”) are the managing members of TCM VI and, as such, may be deemed to have shared voting dispositive power with respect to the securities held of record by each of Trident Fund VI and Trident Principals VI. The Managing Members disclaim beneficial ownership such securities, except to the extent of their respective pecuniary interest therein.

(4)

Securities offered hereby consist of (i) 100,000 shares of Common Stock and (ii) 100,000 shares of Common Stock issuable upon the exercise of 100,000 PIPE Warrants. Mr. Dixon, a member of our Board, and Elizabeth W. Dixon are co-trustees of The Dixon Revocable Trust under agreement dated June 17, 1988.

(5)	Securities offered hereby consist of (i) 25,000 shares of Common Stock and (ii) 25,000 shares of Common Stock issuable upon the exercise of 25,000 PIPE Warrants.
(6)

Securities offered hereby consist of (i) 25,000 shares of Common Stock and (ii) 25,000 shares of Common Stock issuable upon the exercise of 25,000 PIPE Warrants. Dr. Yi Cui and Meng Sui are co-trustees of the Yi Cui and Meng Sui Family Trust.

(7)	Securities offered hereby consist of (i) 2,500 shares of Common Stock and (ii) 2,500 shares of Common Stock issuable upon the exercise of 2,500 PIPE Warrants. Dr. Steven Chu is a member of our Board.
(8)

Consists of (i) 100,000 shares of Common Stock held by VantagePoint CleanTech Partners II, L.P. (“VP CleanTech”), (ii) 100,000 shares of Common Stock held by VantagePoint Venture Partners 2006 (Q), L.P. (“VP Venture”), (iii) 100,000 shares of Common Stock issuable upon the exercise of 100,000 PIPE Warrants held by VP CleanTech, and (iv) 100,000 shares of Common Stock issuable upon the exercise of 100,000 PIPE Warrants held by VP Venture. Alan Salzman is the managing member of VantagePoint Venture Associates 2006, L.L.C., the general partner for VP Venture and the Chief Executive Officer of VantagePoint CleanTech Management, Ltd., the general partner for VantagePoint CleanTech Associates II, L.P., the general partner for VP CleanTech and may be deemed to beneficially own the shares held by VP Venture and VP CleanTech. Mr. Salzman disclaims beneficial ownership of all such shares.

(9)

Securities offered hereby consist of (i) 500,000 shares of Common Stock and (ii) 500,000 shares of Common Stock issuable upon the exercise of 500,000 PIPE Warrants. AeroVironment, Inc. has certain commercial arrangements with the Company.

(10)

Securities offered hereby consist of (i) 2,608,142 shares of Common Stock, (ii) 111,000 shares of Common Stock issuable upon the exercise of 111,000 PIPE Warrants, (iii) 4,700,000 shares of Common Stock issuable upon the exercise of 4,700,000 Private Warrants and (iv) 4,700,000 Private Warrants. Justin Mirro, a member of our Board, is the managing member of Kensington Capital Partners, LLC.

(11)	Mr. Mirro, a member of our Board, is trustee of the Justin E. Mirro 2020 Qualified Annuity Trust dated June 27, 2020.
(12)	Elizabeth Mirro is trustee of the Kensington Capital Trust dated June 27, 2020.
(13)	Securities offered hereby consist of (i) 200,000 shares of Common Stock issuable upon the exercise of 200,000 Private Warrants and (ii) 200,000 Private Warrants. Mr. Mirro is a member of our Board.
(14)

Securities offered hereby consist of (i) 200,000 shares of Common Stock issuable upon the exercise of 200,000 Private Warrants and (ii) 200,000 Private Warrants. Mr. Huber was the Chief Financial Officer of Kensington prior to the Business Combination.

(15)

Securities offered hereby consist of (i) 840,000 shares of Common Stock, (ii) 700,000 shares of Common Stock issuable upon the exercise of 700,000 Private Warrants, (iii) 400,000 shares of Common Stock issuable upon the exercise of 400,000 Sponsor IPO Warrants, (iv) 100,000 shares of Common Stock issuable upon the exercise of 100,000 PIPE Warrants, (v) 700,000 Private Warrants and (vi) 400,000 Sponsor IPO Warrants. Dieter Zetsche, Vice Chairman and President of Kensington prior to the Business Combination, is the Managing Director of memang GmbH.

(16)

Securities offered hereby consist of (i) 740,000 shares of Common Stock, (ii) 700,000 shares of Common Stock issuable upon the exercise of 700,000 Private Warrants, (iii) 400,000 shares of Common Stock issuable upon the exercise of 400,000 Sponsor IPO Warrants, (iv) 700,000 Private Warrants and (v) 400,000 Sponsor IPO Warrants. Robert J. Remenar, Chief Operating Officer of Kensington prior to the Business Combination, is trustee of the Robert J. Remenar Living Trust dated 6/9/99.

(17)

Securities offered hereby consist of (i) 110,000 shares of Common Stock and (ii) 110,000 shares of Common Stock issuable upon the exercise of 110,000 PIPE Warrants. Mr. Remenar was Chief Operating Officer of Kensington prior to the Business Combination.

(18)

Securities offered hereby consist of (i) 595,000 shares of Common Stock, (ii) 600,000 shares of Common Stock issuable upon the exercise of 600,000 Private Warrants, (iii) 100,000 shares of Common Stock issuable upon the exercise of 100,000 Sponsor IPO Warrants, (iv) 25,000 shares of Common Stock issuable upon the exercise of 25,000 PIPE Warrants, (v) 600,000 Private Warrants and (vi) 100,000 Sponsor IPO

Warrants. Simon E. Boag, Kensington’s Chief Technology Officer prior to the Business Combination, is trustee of the Simon E. Boag Trust u/a dated 7/12/99.
(19)

Securities offered hereby consist of (i) 2,141,000 shares of Common Stock, (ii) 2,100,000 shares of Common Stock issuable upon the exercise of 2,100,000 Private Warrants, (iii) 20,000 shares of Common Stock issuable upon the exercise of 20,000 Sponsor IPO Warrants, (iv) 111,000 shares of Common Stock issuable upon the exercise of 111,000 PIPE Warrants, (v) 2,100,000 Private Warrants and (vi) 20,000 Sponsor IPO Warrants. Mr. Huber, Chief Financial Officer of Kensington prior to the Business Combination, is the managing member of DEHC LLC.

(20)

Securities offered hereby consist of (i) 165,000 shares of Common Stock, (ii) 375,000 shares of Common Stock issuable upon the exercise of 375,000 Private Warrants, (iii) 80,000 shares of Common Stock issuable upon the exercise of 80,000 Sponsor IPO Warrants, (iv) 375,000 Private Warrants and (v) 80,000 Sponsor IPO Warrants. Thomas W. LaSorda was a director of Kensington prior to the Business Combination.

(21)

Securities offered hereby consist of (i) 110,000 shares of Common Stock, (ii) 200,000 shares of Common Stock issuable upon the exercise of 200,000 Private Warrants, (iii) 20,000 shares of Common Stock issuable upon the exercise of 20,000 Sponsor IPO Warrants, (iii) 10,000 shares of Common Stock issuable upon the exercise of 10,000 PIPE Warrants, (iv) 200,000 Private Warrants and (v) 20,000 Sponsor IPO Warrants.

(22)

Securities offered hereby consist of (i) 750,000 shares of Common Stock, (ii) 900,000 shares of Common Stock issuable upon the exercise of 900,000 Private Warrants, (iii) 840,000 shares of Common Stock issuable upon the exercise of 840,000 Sponsor IPO Warrants, (iv) 100,000 shares of Common Stock issuable upon the exercise of 100,000 PIPE Warrants, (v) 900,000 Private Warrants and (vi) 840,000 Sponsor IPO Warrants. Anders Pettersson, a director of Kensington prior to the Business Combination, is director of Ninbeta AB and exercises voting and dispositive control over the securities held by Ninbeta AB.

(23)

Securities offered hereby consist of (i) 120,000 shares of Common Stock, (ii) 250,000 shares of Common Stock issuable upon the exercise of 250,000 Private Warrants, (iii) 40,000 shares of Common Stock issuable upon the exercise of 40,000 Sponsor IPO Warrants, (iv) 250,000 Private Warrants and (v) 40,000 Sponsor IPO Warrants. Mitchell Quain, a director of Kensington prior to the Business Combination, exercises voting and dispositive control over the securities held by Family Trust Partnership, LLC.

(24)	Mr. Quain was a director of Kensington prior to the Business Combination.
(25)

Securities offered hereby consist of (i) 165,000 shares of Common Stock, (ii) 275,000 shares of Common Stock issuable upon the exercise of 275,000 Private Warrants, (iii) 80,000 shares of Common Stock issuable upon the exercise of 80,000 Sponsor IPO Warrants, (iv) 20,000 shares of Common Stock issuable upon the exercise of 20,000 PIPE Warrants, (v) 275,000 Private Warrants and (vi) 80,000 Sponsor IPO Warrants. Donald L. Runkle was a director of Kensington prior to the Business Combination.

(26)

Securities offered hereby consist of (i) 255,000 shares of Common Stock, (ii) 300,000 shares of Common Stock issuable upon the exercise of 300,000 Private Warrants, (iii) 140,000 shares of Common Stock issuable upon the exercise of 140,000 Sponsor IPO Warrants, (iv) 75,000 shares of Common Stock issuable upon the exercise of 75,000 PIPE Warrants, (v) 300,000 Private Warrants and (vi) 140,000 Sponsor IPO Warrants. Matthew Simoncini was a director of Kensington prior to the Business Combination.

(27)

Securities offered hereby consist of (i) 150,000 shares of Common Stock, (ii) 500,000 shares of Common Stock issuable upon the exercise of 500,000 Private Warrants, (iii) 50,000 shares of Common Stock issuable upon the exercise of 50,000 PIPE Warrants and (iv) 500,000 Private Warrants.

(28)

Securities offered hereby consist of (i) 400,000 shares of Common Stock, (ii) 800,000 shares of Common Stock issuable upon the exercise of 800,000 Sponsor IPO Warrants and (iii) 800,000 Sponsor IPO Warrants. Michael T. Lamoretti is a member of BVA Capital, LLC and exercises voting and dispositive control over the securities held by BVA Capital, LLC.

(29)

Securities offered hereby consist of (i) 440,000 shares of Common Stock, (ii) 880,000 shares of Common Stock issuable upon the exercise of 880,000 Sponsor IPO Warrants and (iii) 880,000 Sponsor IPO Warrants.

(30)	Securities offered hereby consist of (i) 100,000 shares of Common Stock, (ii) 500,000 shares of Common Stock issuable upon the exercise of 500,000 Private Warrants and (iii) 500,000 Private Warrants.
(31)	Securities offered hereby consist of (i) 60,000 shares of Common Stock, (ii) 300,000 shares of Common Stock issuable upon the exercise of 300,000 Private Warrants and (v) 300,000 Private Warrants.

(32)	Securities offered hereby consist of (i) 10,000 shares of Common Stock and (ii) 10,000 shares of Common Stock issuable upon the exercise of 10,000 PIPE Warrants.
(33)

Securities offered hereby consist of (i) 73,000 shares of Common Stock, (ii) 350,000 shares of Common Stock issuable upon the exercise of 350,000 Private Warrants, (iii) 3,000 shares of Common Stock issuable upon the exercise of 3,000 PIPE Warrants and (iv) 350,000 Private Warrants.

(34)

Securities offered hereby consist of (i) 155,000 shares of Common Stock, (ii) 300,000 shares of Common Stock issuable upon the exercise of 300,000 Private Warrants, (iii) 140,000 shares of Common Stock issuable upon the exercise of 140,000 Sponsor IPO Warrants, (iv) 25,000 shares of Common Stock issuable upon the exercise of 25,000 PIPE Warrants, (v) 300,000 Private Warrants and (vi) 140,000 Sponsor IPO Warrants.

(35)	Securities offered hereby consist of (i) 50,000 shares of Common Stock, (ii) 250,000 shares of Common Stock issuable upon the exercise of 250,000 Private Warrants and (iii) 250,000 Private Warrants.
(36)	Securities offered hereby consist of (i) 50,000 shares of Common Stock, (ii) 250,000 shares of Common Stock issuable upon the exercise of 250,000 Private Warrants and (iii) 250,000 Private Warrants.
(37)

Securities offered hereby consist of 50,000 shares of Common Stock, (ii) 250,000 shares of Common Stock issuable upon the exercise of 250,000 Private Warrants and (iii) 250,000 Private Warrants. Erich Jungwirth is the registered holder of such securities.

(38)	Securities offered hereby consist of (i) 5,000 shares of Common Stock and (ii) 5,000 shares of Common Stock issuable upon the exercise of 5,000 PIPE Warrants.
(39)

Securities offered hereby consist of (i) 70,000 shares of Common Stock, (ii) 200,000 shares of Common Stock issuable upon the exercise of 200,000 Private Warrants, (iii) 60,000 shares of Common Stock issuable upon the exercise of 60,000 Sponsor IPO Warrants, (iv) 200,000 Private Warrants and (v) 60,000 Sponsor IPO Warrants. Jill R. Weeks is trustee of the Jill R. Weeks Revocable Trust.

(40)

Securities offered hereby consist of (i) 70,000 shares of Common Stock, (ii) 200,000 shares of Common Stock issuable upon the exercise of 200,000 Private Warrants, (iii) 60,000 shares of Common Stock issuable upon the exercise of 60,000 Sponsor IPO Warrants, (iv) 200,000 Private Warrants and (v) 60,000 Sponsor IPO Warrants. Robert J. Remenar, Chief Operating Officer of Kensington prior to the Business Combination, is trustee of the Robert J. Remenar and Lynne M. Remenar Irrevocable Gift Trust f/b/o Jessica L. Remenar dated 12/23/21.

(41)

Securities offered hereby consist of (i) 75,000 shares of Common Stock, (ii) 200,000 shares of Common Stock issuable upon the exercise of 200,000 Private Warrants, (iii) 40,000 shares of Common Stock issuable upon the exercise of 40,000 Sponsor IPO Warrants, (iv) 15,000 shares of Common Stock issuable upon the exercise of 15,000 PIPE Warrants, (v) 200,000 Private Warrants and (vi) 40,000 Sponsor IPO Warrants. Charles A. Samuelson is a member of CPCDD Group, LLC and exercises voting and dispositive power over the securities held by CPCDD Group, LLC.

(42)

Securities offered hereby consist of (i) 640,000 shares of Common Stock, (ii) 200,000 shares of Common Stock issuable upon the exercise of 200,000 Private Warrants, (iii) 1,000,000 shares of Common Stock issuable upon the exercise of 1,000,000 Sponsor IPO Warrants, (iv) 100,000 shares of Common Stock issuable upon the exercise of 100,000 PIPE Warrants, (v) 200,000 Private Warrants and (vi) 1,000,000 Sponsor IPO Warrants. Linda Velasco is trustee of the Linda Velasco Revocable Trust.

(43)

Securities offered hereby consist of (i) 90,000 shares of Common Stock, (ii) 200,000 shares of Common Stock issuable upon the exercise of 200,000 Private Warrants, (iii) 100,000 shares of Common Stock issuable upon the exercise of 100,000 Sponsor IPO Warrants, (iv) 200,000 Private Warrants and (v) 100,000 Sponsor IPO Warrants.

(44)

Securities offered hereby consist of (i) 230,000 shares of Common Stock, (ii) 150,000 shares of Common Stock issuable upon the exercise of 150,000 Private Warrants, (iii) 400,000 shares of Common Stock issuable upon the exercise of 400,000 Sponsor IPO Warrants, (iv) 150,000 Private Warrants and (v) 400,000 Sponsor IPO Warrants.

(45)

Securities offered hereby consist of (i) 90,000 shares of Common Stock, (ii) 100,000 shares of Common Stock issuable upon the exercise of 100,000 Private Warrants, (iii) 100,000 shares of Common Stock issuable upon the exercise of 100,000 Sponsor IPO Warrants, (iv) 20,000 shares of Common Stock issuable upon the exercise of 20,000 PIPE Warrants, (v) 100,000 Private Warrants and (vi) 100,000 Sponsor IPO Warrants.
(46)

Securities offered hereby consist of (i) 120,000 shares of Common Stock, (ii) 100,000 shares of Common Stock issuable upon the exercise of 100,000 Private Warrants, (iii) 200,000 shares of Common Stock issuable upon the exercise of 200,000 Sponsor IPO Warrants, (iv) 100,000 Private Warrants and (v) 200,000 Sponsor IPO Warrants. William Ruffner is trustee of the William E. Kassling 2011 Trust.

(47)

Securities offered hereby consist of (i) 120,000 shares of Common Stock, (ii) 100,000 shares of Common Stock issuable upon the exercise of 100,000 Private Warrants, (iii) 200,000 shares of Common Stock issuable upon the exercise of 200,000 Sponsor IPO Warrants, (iv) 100,000 Private Warrants and (v) 200,000 Sponsor IPO Warrants. Nickolas Vande Steeg is trustee of the Vande Steeg Family Trust.

(48)

Securities offered hereby consist of (i) 70,000 shares of Common Stock, (ii) 100,000 shares of Common Stock issuable upon the exercise of 100,000 Private Warrants, (iii) 100,000 shares of Common Stock issuable upon the exercise of 100,000 Sponsor IPO Warrants, (iv) 100,000 Private Warrants and (v) 100,000 Sponsor IPO Warrants. Mark Robertshaw is a director of PThree Five Limited and exercises voting and dispositive power over the securities held by PThree Five Limited.

(49)

Securities offered hereby consist of (i) 120,000 shares of Common Stock, (ii) 100,000 shares of Common Stock issuable upon the exercise of 100,000 Private Warrants, (iii) 200,000 shares of Common Stock issuable upon the exercise of 200,000 Sponsor IPO Warrants, (iv) 100,000 Private Warrants and (v) 200,000 Sponsor IPO Warrants.

(50)

Securities offered hereby consist of (i) 40,000 shares of Common Stock, (ii) 100,000 shares of Common Stock issuable upon the exercise of 100,000 Private Warrants, (iii) 40,000 shares of Common Stock issuable upon the exercise of 40,000 Sponsor IPO Warrants, (iv) 100,000 Private Warrants and (v) 40,000 Sponsor IPO Warrants.

(51)

Securities offered hereby consist of (i) 60,000 shares of Common Stock, (ii) 100,000 shares of Common Stock issuable upon the exercise of 100,000 Private Warrants, (iii) 80,000 shares of Common Stock issuable upon the exercise of 80,000 Sponsor IPO Warrants, (iv) 100,000 Private Warrants and (v) 80,000 Sponsor IPO Warrants. M. Scott Milius is trustee of the Milius/Prigohzy 2001 Revocable Trust.

(52)

Securities offered hereby consist of (i) 20,000 shares of Common Stock, (ii) 100,000 shares of Common Stock issuable upon the exercise of 100,000 Private Warrants and (iii) 100,000 Private Warrants. Enric Asunción Escorsa is the administrator of Kariega Capital I, S.L. and exercises voting and dispositive control over the securities held by Kariega Capital I, S.L.

(53)

Securities offered hereby consist of (i) 25,000 shares of Common Stock and (ii) 25,000 shares of Common Stock issuable upon the exercise of 25,000 PIPE Warrants. Natalie Bel Hill is the administrator of Kariega Ventures, S.L. and exercises voting and dispositive control over the securities held by Kariega Ventures, S.L.

(54)	Securities offered hereby consist of (i) 20,000 shares of Common Stock, (ii) 100,000 shares of Common Stock issuable upon the exercise of 100,000 Private Warrants and (iii) 100,000 Private Warrants.
(55)	Securities offered hereby consist of (i) 10,000 shares of Common Stock, (ii) 50,000 shares of Common Stock issuable upon the exercise of 50,000 Private Warrants and (iii) 50,000 Private Warrants.
(56)

Securities offered hereby consist of (i) 15,000 shares of Common Stock, (ii) 50,000 shares of Common Stock issuable upon the exercise of 50,000 Private Warrants, (iii) 10,000 shares of Common Stock issuable upon the exercise of 10,000 Sponsor IPO Warrants, (iv) 50,000 Private Warrants and (v) 10,000 Sponsor IPO Warrants.

(57)

Securities offered hereby consist of (i) 25,000 shares of Common Stock, (ii) 50,000 shares of Common Stock issuable upon the exercise of 50,000 Private Warrants, (iii) 5,000 shares of Common Stock issuable upon the exercise of 5,000 Sponsor IPO Warrants, (iv) 12,500 shares of Common Stock issuable upon the exercise of 12,500 PIPE Warrants, (v) 50,000 Private Warrants and (vi) 5,000 Sponsor IPO Warrants.

(58)

Securities offered hereby consist of (i) 22,500 shares of Common Stock and (ii) 22,500 shares of Common Stock issuable upon the exercise of 22,500 PIPE Warrants. Mr. LaSorda is the managing member of IncWell TWL Investments LLC. Mr. LaSorda was a director of Kensington prior to the Business Combination.

DESCRIPTION OF CAPITAL STOCK

The following summary of the material terms of our securities as of the date of this prospectus as specified in our Certificate of Incorporation and Bylaws. Because the following description is only a summary, it does not contain all of the information that may be important to you. For a complete description of matters set forth in this section titled “Description of Capital Stock,” you should refer to the Certificate of Incorporation and Bylaws.

General

The authorized capital stock of the Company consists of 1,000,000,000 shares, $0.0001 par value per share, of which:

•	950,000,000 shares are designated as Common Stock; and

•	50,000,000 shares are designated as preferred stock.

As of November 1, 2022, we had outstanding 84,467,987 shares of Common Stock and no shares of preferred stock.

Common Stock

Our Certificate of Incorporation authorizes the Common Stock. The material terms of our Common Stock are discussed in greater detail below.

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Common Stock will be entitled to receive dividends out of funds legally available if the Board, in its discretion, determines to issue dividends and then only at the times and in the amounts that the Board may determine.

Voting Rights

Holders of Common Stock are entitled to one vote for each share held as of the record date for the determination of the stockholders entitled to vote on such matters, except as otherwise required by law.

Subject to the rights of holders of any series of preferred stock with respect to the election of directors, the number of directors that constitutes our Board will be fixed solely by resolution of our Board. Our Board is divided into three classes, Class I, Class II and Class III, with only one class of directors being elected in each year and each class serving a three-year term. There is no cumulative voting with respect to the election of directors.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution, or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Common Stock and any participating series of our preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Other Matters

All outstanding shares of our Common Stock will be fully paid and nonassessable. Our Common Stock is not entitled to preemptive rights and is not be subject to redemption or sinking fund provisions.

Preferred Stock

Our Board is authorized, subject to limitations prescribed by the DGCL, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by our stockholders. Our Board is empowered to increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our Board is able to authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Common Stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of the Company and might adversely affect the market price of our Common Stock and the voting and other rights of the holders of our Common Stock.

Anti-Takeover Provisions

Certain provisions of Delaware law, our Certificate of Incorporation and our Bylaws, which are summarized below, may have the effect of delaying, deferring, or discouraging another person from acquiring control of the Company. They are also designed, in part, to encourage persons seeking to acquire control of the Company to negotiate first with our Board.

Section 203 of the DGCL

We are governed by the provisions of Section 203 of the DGCL. In general, Section 203 of the DGCL prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•

either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the time that the stockholder became an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include mergers, asset sales, and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or, within the prior three years, did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring, or preventing changes in control of the Company.

Certificate of Incorporation and Bylaws Provisions

Our Certificate of Incorporation and Bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of the Board or management team, including the following:

•

Board of Directors vacancies. Our Certificate of Incorporation and Bylaws authorize only a majority of the remaining members of our Board, although less than a quorum, to fill vacant directorships, including newly created seats. In addition, subject to the rights of holders of any series of preferred stock, the number of directors constituting our Board will be permitted to be set only by a resolution of our Board. These provisions would prevent a stockholder from increasing the size of our Board and then gaining control of our Board by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our Board and will promote continuity of management.

•

Board or Directors divided into three classes. Our Board is divided into three classes, Class I, Class II and Class III, with only one class of directors being elected in each year and each class serving for three-year terms. As a result, in most circumstances, a person can gain control of our Board only by successfully engaging in a proxy contest at two or more annual meetings.

•

Stockholder action; special meeting of stockholders. Our Certificate of Incorporation and Bylaws provide that our stockholders may not take action by written consent but may only take action at annual or special meetings of the stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend the Bylaws, amend the Certificate of Incorporation or remove directors without holding a meeting of our stockholders called in accordance with the Certificate of Incorporation and Bylaws. The Certificate of Incorporation and Bylaws further provide that special meetings of our stockholders may be called only by a majority of our Board, the chair of our Board, the President of the Company or the Chief Executive Officer of the Company, thus prohibiting stockholder action to call a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

•

Advance notice requirements for stockholder proposals and director nominations. The Bylaws provide advance notice procedures for stockholders seeking to bring business before the annual meeting of stockholders or to nominate candidates for election as directors at the annual meeting of stockholders. The Bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before the annual meeting of stockholders or from making nominations for directors at the annual meeting of stockholders if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company.

•

No cumulative voting. The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. The Certificate of Incorporation does not provide for cumulative voting.

•

Amendment of charter and bylaws provisions. Any amendment of the above provisions in the Certificate of Incorporation and Bylaws will require approval by holders of at least two-thirds of the voting power of our then outstanding capital stock.

•

Issuance of preferred stock. Our Certificate of Incorporation provides that our Board will have the authority, without further action by our stockholders, to issue up to 50,000,000 shares of preferred stock with rights and preferences, including voting rights, designated from time to time by the Board. The existence of authorized but unissued shares of preferred stock would enable the Board to render more difficult or to discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, or other means.

•

Exclusive forum. Our Bylaws provide that, unless otherwise consented to by the Company in writing, the Court of Chancery of the of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware) shall, to the fullest extent permitted by law be the sole and exclusive forum for the following types of actions or proceedings: (i) any derivative action or proceeding brought on behalf of the Company; (ii) any action asserting a claim of breach of a fiduciary duty owed by, or otherwise wrongdoing by, any of our directors, officers, or other employees to the Company or its stockholders; (iii) any action arising pursuant to any provision of the DGCL or the Certificate of Incorporation or the Bylaws; or (iv) any other action asserting a claim that is governed by the internal affairs doctrine, in all cases subject to the court having jurisdiction over indispensable parties named as defendants. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction. The Bylaws further provide that, unless otherwise consented to by the Company in writing, the federal district courts of the United States will be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. These provisions may have the effect of discouraging lawsuits against the Company or its directors and officers.

Warrants

As of November 1, 2022, we had outstanding 47,720,946 Warrants, consisting of 29,268,446 Public Warrants, 16,400,000 Private Warrants and 2,052,500 PIPE Warrants.

Public Warrants

Each whole warrant entitles the registered holder to purchase one share of Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, except as described below. Pursuant to the Warrant Agreement, a warrant holder may exercise its warrants only for a whole number of shares of Common Stock. The Warrants will expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any shares of Common Stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act covering the issuance of the shares of Common Stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No warrant will be exercisable and we will not be obligated to issue shares of Common Stock upon exercise of a warrant unless the Common Stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the share of Common Stock underlying such unit.

We have agreed that as soon as practicable, but in no event later than 20 business days, after the closing of the Business Combination, we will use our commercially reasonable efforts to file, and within 60 business days following the Business Combination to have declared effective, a post-effective amendment to the registration statement on Form S-4 (File No. 333-265740), which was declared effective by the SEC on September 1, 2022, or a new registration statement for the registration, under the Securities Act, covering the issuance of the shares of Common Stock issuable upon exercise of the warrants. We will use our commercially reasonable efforts to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the Warrant Agreement. If a registration statement covering the Common Stock issuable upon exercise of the warrants is not effective by the 60th business day after the closing of the Business Combination, warrant holders may, beginning on the 61st business day after such closing and ending upon such time as there is an effective registration statement, and during any period when we will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Common Stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but we will be required to use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of warrants when the price per share of Common Stock equals or exceeds $18.00. Once the warrants become exercisable, we may redeem the outstanding warrants (except for the Private Warrants):

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

•

if, and only if, the last reported sale price of our Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like and as described under the heading “—Anti-dilution Adjustments” below) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders.

We may not redeem the warrants unless a registration statement under the Securities Act covering the issuance of the shares of Common Stock issuable upon exercise of the warrants is effective and a current prospectus relating to those shares of Common Stock is available throughout the 30-day redemption period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, we may redeem the warrants as set forth above even if the holders are otherwise unable to exercise the warrants.

We have established the $18.00 per share (subject to adjustment) redemption criteria discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise its warrant prior to the scheduled redemption date. However, the price of our Common Stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.

If we call the Public Warrants for redemption for cash as described above, our management will have the option to require any holder that wishes to exercise its warrant to do so on a “cashless basis.” In determining whether to require all holders thereof to exercise their warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of Common Stock issuable upon the exercise of our warrants. If our management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the warrants by

(y) the fair market value. The “fair market value” shall mean the average last reported sale price of our Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of Common Stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the warrants after our initial business combination.

None of the Private Warrants will be redeemable by us.

Exercise Limitation. A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.8% or 9.8% (or such other amount as a holder may specify) of the shares of Common Stock outstanding immediately after giving effect to such exercise.

Anti-Dilution Adjustments. If the number of outstanding shares of Common Stock is increased by a stock dividend payable in shares of Common Stock, or by a split-up of shares of Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Common Stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of Common Stock. A rights offering to holders of Common Stock entitling holders to purchase shares of Common Stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of Common Stock equal to the product of (i) the number of shares of Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Common Stock) multiplied by (ii) one (1) minus the quotient of (x) the price per share of Common Stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Common Stock, in determining the price payable for Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Common Stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of Common Stock on account of such shares of Common Stock (or other securities into which the warrants are convertible), other than (a) as described above or (b) certain ordinary cash dividends, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Common Stock in respect of such event.

If the number of outstanding shares of Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Common Stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of Common Stock.

Whenever the number of shares of Common Stock purchasable upon the exercise of the warrants is adjusted as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Common Stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Common Stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of Common Stock (other than those described above or that solely affects the par value of such shares of Common Stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. However, (i) if the holders of our Common Stock were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders of Common Stock in such consolidation or merger that affirmatively make such election, and (ii) if a tender, exchange or redemption offer has been made to and accepted by such holders under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act (or any successor rule)) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act (or any successor rule)) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act (or any successor rule)) more than 50% of the outstanding shares of Common Stock, the holder of a warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a stockholder if such warrant holder had exercised the warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the Common Stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustments (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the Warrant Agreement. Additionally, if less than 70% of the consideration receivable by the holders of Common Stock in such a transaction is payable in the form of common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the Warrant Agreement based on the Black-Scholes value (as defined in the Warrant Agreement) of the warrant. The warrants will be issued in registered form under the Warrant Agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. You should review a copy of the Warrant Agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part, for a complete description of the terms and conditions applicable to the warrants. The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of Public Warrants and, solely with respect to any amendment to the terms of the Private Warrants or any provision of the Warrant Agreement with respect to the Private Warrants, 50% of the number of the then outstanding Private Warrants.

The warrant holders do not have the rights or privileges of holders of Common Stock or any voting rights until they exercise their warrants and receive shares of Common Stock. After the issuance of shares of Common Stock upon exercise of the warrants, each holder will be entitled to one (1) vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of shares of Common Stock to be issued to the warrant holder.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the Warrant Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Private Warrants

The Private Warrants (including the Common Stock issuable upon exercise of such Warrants) were not be transferable or saleable prior to the 30th day after the completion of the Business Combination (except that, among other limited exceptions made to our officers and directors and other persons or entities affiliated with or related to the Sponsor, each of which will be subject to the same transfer restrictions). The Sponsor, or its permitted transferees, has the option to exercise the Private Warrants on a cashless basis and the Sponsor and its permitted transferees will also have certain registration rights related to the Private Warrants (including the shares of Common Stock issuable upon exercise of the Private Warrants), as described below. In addition, none of the Private Warrants will be redeemable by us. Otherwise, the Private Warrants have terms and provisions that are identical to those of the Public Warrants, including as to exercise price, exercisability and exercise period.

If holders of the Private Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the warrants, multiplied by the excess of the “sponsor fair market value” (defined below) over the exercise price of the warrants by (y) the sponsor fair market value. The “sponsor fair market value” shall mean the average last reported sale price of our Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

PIPE Warrants

The terms of the PIPE Warrants are governed by the PIPE Warrant Agreement. The PIPE Warrants are substantially identical to the Public Warrants, except that (i) the exercise price of each PIPE Warrant is $12.50 per share (instead of $11.50 per share, which is the exercise price for the Public Warrants) and (ii) the average sales price of the Common Stock will need to exceed $20.00 per share (instead of $18.00 per share for the Public Warrants) for the Company to be able to redeem the PIPE Warrants. The PIPE Warrants are also not listed on any securities exchange.

Form S-8 Registration Statement

We intend to file one or more registration statements on Form S-8 under the Securities Act to register the shares of Common Stock issued or issuable under the 2016 Plan, the 2022 Plan and the ESPP. Any such Form S-8 registration statement will become effective automatically upon filing. We expect that the initial registration statement on Form S-8 will cover shares of Common Stock underlying the 2016 Plan, the 2022 Plan and the ESPP. Once these shares are registered, they can be sold in the public market upon issuance, subject to lock-up restrictions, Rule 144 limitations applicable to affiliates and vesting restrictions.

SECURITIES ACT RESTRICTIONS ON RESALE OF SECURITIES

Shares Eligible for Future Sale

Future sales of our Common Stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices of our Common Stock prevailing from time to time. As described below, certain shares of our Common Stock will not be available for sale shortly after this offering due to contractual and legal restrictions on resale. Sales of our Common Stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

The Selling Securityholders can sell, under this prospectus, up to 105,680,194 shares of Common Stock constituting approximately 96.6% of our issued and outstanding Common Stock as of November 1, 2022 (assuming the exercise in full of all of the Warrants). As a result of the registration statement of which this prospectus forms a part, (i) 30,307,500 shares of Common Stock and 22,935,000 Warrants will be freely tradable, subject to compliance with applicable securities law requirements (in addition to the 3,215,224 shares of Common Stock and 22,947,724 Warrants already freely tradable) and (ii) upon the expiration of the lock-up restrictions described below, 75,372,694 shares of Common Stock will be freely tradable, subject to compliance with applicable securities law requirements.

Rule 144

Pursuant to Rule 144, a person who has beneficially owned restricted shares of our Common Stock or Warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares of our Common Stock or Warrants for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•	1% of the total number of shares of such securities then-outstanding; or

•	the average weekly reported trading volume of such securities during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•

the issuer of the securities has filed all Exchange Act reports and materials required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Current Reports on Form 8-K; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

While we were formed as a shell company, since the completion of the business combination, we are no longer a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

Lock-up Restrictions

The lock-up provision in our Bylaws provides that, without the prior unanimous consent of our Board and subject to certain customary exceptions, including exceptions that carve out transactions involving securities purchased in the PIPE or in the IPO, each holder of Common Stock issued (i) as consideration pursuant to the Business Combination Agreement, (ii) upon the exercise of warrants or other convertible securities outstanding following the Effective Time in respect of warrants or convertible securities of Amprius outstanding immediately prior to the Effective Time (iii) to directors, officers and employees upon the settlement or exercise of stock options, restricted stock units, or other equity awards outstanding as of immediately following the Closing in respect of awards of Amprius outstanding immediately prior to the Effective Time or (iv) held by the Sponsor and the Insiders (as defined in the Letter Agreement, dated March 1, 2022, by and among the Company, the Sponsor or the other signatories thereto) outstanding immediately following the Effective Time, will not, through September 13, 2023, directly or indirectly, lend, sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, their shares of Common Stock.

If, following February 11, 2023, the closing price per share of Common Stock for any 20 trading days within any 30 consecutive trading day period is at least $12.50, the lock-up restrictions will no longer apply.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of our Common Stock and Warrants acquired in this offering, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, administrative rulings, and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought, and do not intend to seek, any ruling from the U.S. Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any non-U.S., state, or local jurisdiction, under U.S. federal gift and estate tax rules, or under any applicable tax treaty. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, or other financial institutions;

•	regulated investment companies or real estate investment trusts;

•	persons subject to the alternative minimum tax or the Medicare contribution tax on net investment income;

•	tax-exempt accounts, organizations, or governmental organizations;

•	pension plans and tax-qualified retirement plans;

•	controlled foreign corporations, passive foreign investment companies, and corporations that accumulate earnings to avoid U.S. federal income tax;

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than 5% (by vote or value) of our Common Stock or Warrants (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	partnerships (or entities or arrangements classified as such for U.S. federal income tax purposes), other pass-through entities, and investors therein;

•	persons who hold our Common Stock or Warrants as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk reduction transaction;

•	persons who hold or receive our Common Stock or Warrants pursuant to the exercise of any option or otherwise as compensation;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to our Common Stock or Warrants being taken into account in an “applicable financial statement” as defined in Section 451(b) of the Code;

•	persons who do not hold our Common Stock or Warrants as a capital asset within the meaning of Section 1221 of the Code (generally, as property held for investment); or

•	persons deemed to sell our Common Stock or Warrants under the constructive sale provisions of the Code.

In addition, if a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) or other flow-through entity holds our Common Stock or Warrants, the tax treatment of a partner in the partnership or owner of other such entity generally will depend on the status of the partner or owner and upon the activities of the partnership or other such entity. A partner in a partnership, or owner of other such entity, that will hold our Common Stock or Warrants should consult his, her, or its own tax advisor regarding the tax consequences of the ownership and disposition of our Common Stock or Warrants through the partnership or other such entity, as applicable.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership, and disposition of our Common Stock or Warrants arising under the U.S. federal gift or estate tax rules or under the laws of any state, local, non-U.S., or other taxing jurisdiction or under any applicable tax treaty.

For purposes of this discussion, you are a “U.S. holder” if you are a beneficial owner of our Common Stock or Warrants that, for U.S. federal income tax purposes, is not a partnership (including any entity or arrangement treated as a partnership and the equity holders therein) and is:

•	an individual who is a citizen or resident of the United States;

•

a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof, or otherwise treated as such for U.S. federal income tax purposes;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (1) whose administration is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (2) that has made a valid election under applicable Treasury Regulations to be treated as a “United States person” within the meaning of the Code.

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our securities that is neither a U.S. holder nor a partnership (including any entity or arrangement treated as a partnership and the equity holders therein) for U.S. federal income tax purposes.

Tax Considerations Applicable to U.S. Holders

Distributions

If we make distributions on our Common Stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will constitute a return of capital and will first reduce your basis in our Common Stock (determined separately with respect to each share of our Common Stock), but not below zero, and then will be treated as gain from the sale of stock as described below in “-Tax Considerations Applicable to U.S. Holders-Gain on Disposition of Common Stock.”

Dividends we pay to a U.S. Holder that is a corporation or other entity taxable as a corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. holder generally will constitute “qualified dividends” that under current law will be subject to tax at long-term capital gains rates. If the holding period requirements are not satisfied, a corporation may not be able to qualify for the dividends received deduction and would have taxable income equal to the entire dividend amount, and non-corporate holders may be subject to tax on such dividend at ordinary income tax rates instead of the preferential rates that apply to qualified dividend income.

Gain on Disposition of Common Stock

You generally will recognize gain or loss on the sale, exchange or other taxable disposition of our Common Stock. Any such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if your holding period for the Common Stock so disposed of exceeds one year. The amount of gain or loss recognized generally will be equal to the difference between (1) the sum of the amount of cash and the fair market value of any property received in such disposition and (2) your adjusted tax basis in its Common Stock so disposed of. Your adjusted tax basis in its Common Stock generally will equal your acquisition cost for such Common Stock (or, in the case of Common Stock received upon exercise of a Warrant, your initial basis for such Common Stock, as discussed below), less any prior distributions treated as a return of capital. Long-term capital gains recognized by non-corporate U.S. holders generally are eligible under current law for reduced rates of tax. If your holding period for the Common Stock so disposed of is one year or less, any gain on a sale or other taxable disposition of the shares would be subject to short-term capital gain treatment and would be taxed at ordinary income tax rates. The deductibility of capital losses is subject to limitations.

Exercise of a Warrant

Except as discussed below with respect to the cashless exercise of a Warrant, you generally will not recognize taxable gain or loss upon the exercise of a Warrant for cash. Your initial tax basis in the share of our Common Stock received upon exercise of the Warrant generally will be an amount equal to the sum of your acquisition cost of the Warrant and the exercise price of such Warrant. It is unclear whether your holding period for the Common Stock received upon exercise of the Warrant would commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant; however, in either case the holding period will not include the period during which you held the Warrants.

In certain circumstances, the Warrants may be exercised on a cashless basis. The U.S. federal income tax treatment of an exercise of a Warrant on a cashless basis is not clear, and could differ from the consequences described above. It is possible that a cashless exercise could be a taxable event, a non-realization event, or a tax-free recapitalization within the meaning of Section 368(a)(1)(E) of the Code. If a cashless exercise is not treated as a realization event, it is unclear whether a U.S. holder’s holding period for Common Stock would commence on the date of exercise of the Warrant or the following day. If, however, a cashless exercise is treated as a recapitalization, the holding period of Common Stock would include the holding period of the Warrant.

If a cashless exercise were treated as a taxable exchange, a U.S. holder could be deemed to have surrendered a number of Warrants having an aggregate fair market value equal to the aggregate exercise price of the total number of Warrants being exercised. The U.S. holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the Warrants deemed surrendered and the U.S. holder’s tax basis in such Warrants. Such gain or loss would be long-term or short-term depending on the U.S. holder’s holding period in the Warrants deemed surrendered. In this case, a U.S. holder’s tax basis in Common Stock received would equal the sum of the U.S. holder’s initial investment in the Warrants exercised, the amount of any constructive distributions included in income by such U.S. holder (as described below under “Possible Constructive Distributions”) and the exercise price of such Warrants. It is unclear whether a U.S. holder’s holding period for Common Stock would commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant.

Because of the absence of authority on the U.S. federal income tax treatment of a cashless exercise, you are urged to consult your tax advisors as to the consequences of an exercise of a Warrant on a cashless basis, including with respect to your holding period and tax basis in the Common Stock received upon exercise of the Warrant.

Sale or other Disposition of a Warrant

Upon a sale, exchange (other than by exercise), redemption, or expiration of a Warrant, you will recognize taxable gain or loss in an amount equal to the difference between (1) the amount realized upon such disposition or expiration and (2) your adjusted tax basis in the Warrant. Your adjusted tax basis in its Warrants generally will equal your acquisition cost of the Warrant, increased by the amount of any constructive distributions included in income by you (as described below under “Tax Considerations Applicable to U.S. Holders-Possible Constructive Distributions”). Such gain or loss generally will be treated as long-term capital gain or loss if the Warrant is held by the U.S. holder for more than one year at the time of such disposition or expiration.

If a Warrant is allowed to lapse unexercised, you generally will recognize a capital loss equal to your adjusted tax basis in the Warrant. Any such loss generally will be a capital loss and will be long-term capital loss if the Warrant is held for more than one year. The deductibility of capital losses is subject to certain limitations.

Possible Constructive Distributions

The terms of each Warrant provide for an adjustment to the number of shares of Common Stock for which the Warrant may be exercised or to the exercise price of the Warrant in certain events, as discussed in the section of this prospectus captioned “Description of Capital Stock—Warrants.” An adjustment which has the effect of preventing dilution generally should not be a taxable event. Nevertheless, a U.S. holder of Warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the holder’s proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of shares of Common Stock that would be obtained upon exercise or an adjustment to the exercise price of the Warrant) as a result of a distribution of cash to the holders of shares of our Common Stock that is taxable to such holders as a distribution. Such constructive distribution would be subject to tax as described above under “Tax Considerations Applicable to U.S. Holders—Distributions” in the same manner as if such U.S. holder received a cash distribution from us on Common Stock equal to the fair market value of such increased interest.

Tax Considerations Applicable to Non-U.S. Holders

Distributions

If we make distributions on our Common Stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will constitute a return of capital and will first reduce your basis in our Common Stock (determined separately with respect to each share of our Common Stock), but not below zero, and then will be treated as gain from the sale of stock as described below in “-Tax Considerations Applicable to Non-U.S. Holders-Gain on Disposition of Common Stock and Warrants.”

Subject to the discussions below on effectively connected income and in “—Backup Withholding and Information Reporting” and “—Tax Considerations Applicable to Non-U.S. Holders—Foreign Account Tax Compliance Act (FATCA),” any dividend paid to you generally will be subject to U.S. federal withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. Under applicable Treasury Regulations, the applicable withholding agent may withhold up to 30% of the gross amount of the entire distribution even if the amount constituting a dividend, as described above, is less than the gross amount. In order to receive a reduced treaty rate, you must provide the applicable withholding agent with a properly executed IRS Form W-8BEN or W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. If you hold our Common Stock through a financial institution or other agent acting on your behalf, you generally will be required to provide appropriate documentation to the agent, which then may be required to provide certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. You should consult your tax advisor regarding your entitlement to benefits under any applicable tax treaty.

Dividends received by you that are treated as effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by you in the United States) are generally exempt from the 30% U.S. federal withholding tax, subject to the discussions below in “—Backup Withholding and Information Reporting” and “—Tax Considerations Applicable to Non-U.S. Holders—Foreign Account Tax Compliance Act (FATCA).” In order to obtain this exemption, you must provide the applicable withholding agent with a properly executed IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to U.S. federal withholding tax, are taxed at the same rates applicable to U.S. persons, net of certain deductions and credits and subject to an applicable income tax treaty providing otherwise. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by you in the United States) may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. You should consult your tax advisor regarding any applicable tax treaties that may provide for different rules.

Exercise of a Warrant

The U.S. federal income tax treatment of your exercise of a Warrant generally will correspond to the U.S. federal income tax treatment of the exercise of a Warrant by a U.S. holder, as described under “—Tax Considerations Applicable to U.S. Holders—Exercise of a Warrant” above, although to the extent a cashless exercise results in a taxable exchange, the tax consequences to you would be the same as those described below in “—Tax Considerations Applicable to Non-U.S. Holders-Gain on Disposition of Common Stock and Warrants.”

Gain on Disposition of Common Stock and Warrants

Subject to the discussions in “-Backup Withholding and Information Reporting” and “—Tax Considerations Applicable to U.S. Holders—Foreign Account Tax Compliance Act (FATCA),” you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our Common Stock or Warrants unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base maintained by you in the United States);

•

you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•

our Common Stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of our Common Stock or Warrants or your holding period for our Common Stock or Warrants, or the applicable testing period.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the gain derived from the sale or other disposition of our Common Stock or Warrants (net of certain deductions and credits) under regular U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be subject to tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale or other disposition of our Common Stock or Warrants, which gain may be offset by U.S. source capital losses for the year, provided you have timely filed U.S. federal income tax returns with respect to such losses. You should consult your tax advisor regarding any applicable income tax or other treaties that may provide for different rules.

We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our U.S. and worldwide real property interests plus our other business assets, there can be no assurance that we will not become a USRPHC in the future. However, even if we are or become a USRPHC, our Common Stock and Warrants will not constitute a United States real property interest if (i) our Common Stock is regularly traded on an established securities market and you hold no more than 5% of our outstanding Common Stock, directly, indirectly, or constructively, at all times during the applicable testing period or (ii) provided that our Warrants are regularly traded on an established securities market, you have not owned, actually or constructively, more than 5% of our Warrants at any time within the relevant period. It is unclear how your ownership of Warrants will affect the determination of whether you own more than 5% of our Common Stock. In addition, special rules may apply in the case of a disposition of Warrants if our Common Stock is considered to be regularly traded, but our Warrants are not considered to be publicly traded. If we are a USRPHC at any time within the applicable testing period and either our Common Stock and/or Warrants are not regularly traded on an established securities market or you hold more than 5% of our outstanding Common Stock and/or Warrants, directly, indirectly, or constructively, at any time during the applicable testing period, you will generally be taxed on any gain realized upon the sale or other disposition of our Common Stock and/or Warrants in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply. If we are a USRPHC at any time within the applicable testing period and our Common Stock and/or Warrants are not regularly traded on an established securities market, your proceeds received on the disposition of shares will also generally be subject to withholding at a rate of 15%. You are encouraged to consult your own tax advisors regarding the possible consequences to you if we are, or were to become, a URSPHC.

Possible Constructive Distributions

The terms of each Warrant provide for an adjustment to the number of shares of Common Stock for which the Warrant may be exercised or to the exercise price of the Warrant in certain events, as discussed in the section of this prospectus captioned “Description of Capital Stock—Warrants.” An adjustment that has the effect of preventing dilution generally should not be a taxable event. Nevertheless, you would be treated as receiving a constructive distribution from us if, for example, the adjustment increases your proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of shares of Common Stock that would be obtained upon exercise or an adjustment to the exercise price of the Warrant) as a result of a distribution of cash to the holders of shares of our Common Stock that is taxable to such holders as a distribution. You would be subject to U.S. federal income tax withholding as described above under “Tax Considerations Applicable to Non-U.S. Holders—Distributions” under that section in the same manner as if you received a cash distribution from us on Common Stock equal to the fair market value of such increased interest.

Foreign Account Tax Compliance Act (FATCA)

Subject to the following paragraph, the Foreign Account Tax Compliance Act, Treasury Regulations issued thereunder and official IRS guidance with respect thereto, or, collectively, FATCA, generally impose a U.S. federal withholding tax of 30% on dividends on and the gross proceeds from a sale or other disposition of our Common Stock or Warrants paid to a “foreign financial institution” (as specially defined under these rules), unless otherwise provided by the Treasury Secretary or such institution (i) enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or (ii) otherwise establishes an exemption. Subject to the following paragraph, FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on and the gross proceeds from a sale or other disposition of our Common Stock or Warrants paid to a “non-financial foreign entity” (as specially defined under these rules), unless otherwise provided by the Treasury Secretary or such entity provides the withholding agent with a certification identifying the substantial direct and indirect U.S. owners of the entity, certifies that it does not have any substantial U.S. owners, or otherwise establishes an exemption. The withholding tax will apply regardless of whether the payment otherwise would be exempt from U.S. nonresident and backup withholding tax, including under the other exemptions described above. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this section. Prospective investors should consult with their own tax advisors regarding the application of FATCA withholding to their investment in, and ownership and disposition of, our Common Stock or Warrants.

The U.S. Treasury Department has issued proposed Treasury Regulations that, if finalized in their present form, would eliminate withholding under FATCA with respect to payments of gross proceeds from a sale or other disposition of our Common Stock or Warrants. In the preamble to such proposed Treasury Regulations, the Treasury Secretary stated that taxpayers may generally rely on the proposed Treasury Regulations until final regulations are issued.

Backup Withholding and Information Reporting

Generally, we or the applicable agent must report annually to the IRS the amount of dividends paid to you, your name, your address and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends on or of proceeds from the disposition of our Common Stock or Warrants made to you may also be subject to backup withholding (currently at a rate of 24% and additional information reporting unless you establish an exemption, for example, by providing a properly completed IRS Form W-9 certifying your exemption from backup withholding or by certifying your non-U.S. status on a properly completed IRS Form W-8BEN or Form W-8BEN-E or another appropriate version of IRS Form W-8.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice to investors in their particular circumstances. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local, and non-U.S. tax considerations of purchasing, holding, and disposing of our Common Stock or Warrants, including the consequences of any proposed change in applicable laws.

PLAN OF DISTRIBUTION

This prospectus relates to the offer by us, and the resale by the Selling Securityholders of: (i) up to 16,400,000 shares of Common Stock issuable upon the exercise of an aggregate of 16,400,000 Private Warrants, each of which is exercisable at a price of $11.50 per share, (ii) up to 6,535,000 shares of Common Stock issuable upon the exercise of 6,535,000 Sponsor IPO Warrants, each of which is exercisable at a price of $11.50 per share, and (iii) up to 2,052,500 shares of Common Stock issuable upon the exercise of 2,052,500 PIPE Warrants, each of which is exercisable at a price of $12.50 per share.

This prospectus also relates to the resale from time to time by the Selling Securityholders of an aggregate of: (i) 80,692,694 shares of Common Stock and (ii) 22,935,000 Warrants, comprised of (1) 6,535,000 Sponsor IPO Warrants and (2) 16,400,000 Private Warrants.

We will not receive any of the proceeds of the sale of the Securities offered by this prospectus. We will receive up to an aggregate of approximately $289.4 million assuming the exercise in full of all of the Warrants for cash. The likelihood that warrant holders will exercise the Warrants and any cash proceeds that we would receive is dependent upon the market price of our Common Stock. If the market price for our Common Stock is less than $11.50 per share, in the case of the Private Warrants and Public Warrants, or $12.50 per share, in the case of the PIPE Warrants, we believe warrant holders will be unlikely to exercise their Warrants. The aggregate proceeds to the Selling Securityholders from the sale of the Securities will be the purchase price of the Securities less any discounts and commissions. We will not pay any brokers’ or underwriters’ discounts and commissions in connection with the registration and sale of the Securities covered by this prospectus. The Selling Securityholders reserve the right to accept and, together with their respective agents, to reject, any proposed purchases of Securities to be made directly or through agents.

The Securities offered by this prospectus may be sold from time to time to purchasers:

•	directly by the Selling Securityholders;

•

through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or agent’s commissions from the Selling Securityholders or the purchasers of the Securities; or

•	through a combination of any of these methods of sale.

Any underwriters, broker-dealers or agents who participate in the sale or distribution of the Securities may be deemed to be “underwriters” within the meaning of the Securities Act. As a result, any discounts, commissions or concessions received by any such broker-dealer or agents who are deemed to be underwriters will be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters are subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities under the Securities Act and the Exchange Act. We will make copies of this prospectus available to the Selling Securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

The Securities may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to such prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in one or more of the following transactions:

•	through one or more underwritten offerings on a firm commitment or best efforts basis;

•	settlement of short sales entered into after the date of this prospectus;

•	agreements with broker-dealers to sell a specified number of the securities at a stipulated price per share;

•

in “at the market” offerings, as defined in Rule 415 under the Securities Act, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on a national securities exchange or sales made through a market maker other than on an exchange or other similar offerings through sales agents;

•	in privately negotiated transactions;

•	in options or other hedging transactions, whether through an options exchange or otherwise;

•	in distributions to members, limited partners or stockholders of Selling Securityholders;

•	any other method permitted by applicable law;

•	on any national securities exchange or quotation service on which the Securities may be listed or quoted at the time of sale, including the NYSE;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market;

•	any other method permitted by applicable law; or

•	through any combination of the foregoing.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with distributions of the Securities or otherwise, the Selling Securityholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the Securities in the course of hedging transactions, broker-dealers or other financial institutions may engage in short sales of the Securities in the course of hedging the positions they assume with Selling Securityholders. The Selling Securityholders may also sell the Securities short and redeliver the Securities to close out such short positions. The Selling Securityholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of the Securities offered by this prospectus, which Securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The Selling Securityholders may also pledge the Securities to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged Securities pursuant to this prospectus (as supplemented or amended to reflect such transaction).

A Selling Securityholder may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell the Securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by any Selling Securityholder or borrowed from any Selling Securityholder or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from any Selling Securityholder in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, any Selling Securityholder may otherwise loan or pledge the Securities to a financial institution or other third party that in turn may sell the Securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.

At the time a particular offering of the Securities is made, a prospectus supplement, if required, will be distributed, which will set forth the name of the Selling Securityholders, the aggregate amount of Securities being offered and the terms of the offering, including, to the extent required, (1) the name or names of any underwriters, broker-dealers or agents, (2) any discounts, commissions and other terms constituting compensation from the Selling Securityholders and (3) any discounts, commissions or concessions allowed or reallowed to be paid to broker-dealers. We may suspend the sale of Securities by the Selling Securityholders pursuant to this prospectus for certain periods of time for certain reasons, including if the prospectus is required to be supplemented or amended to include additional material information.

The Selling Securityholders also may transfer the securities in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus. Upon being notified by a Selling Securityholder that a donee, pledgee, transferee, other successor-in-interest intends to sell our Securities, we will, to the extent required, promptly file a supplement to this prospectus to name specifically such person as a Selling Securityholder.

The Selling Securityholders will act independently of us in making decisions with respect to the timing, manner, and size of each resale or other transfer. There can be no assurance that the Selling Securityholders will sell any or all of the Securities under this prospectus. Further, we cannot assure you that the Selling Securityholders will not transfer, distribute, devise or gift the Securities by other means not described in this prospectus. In addition, any Securities covered by this prospectus that qualify for sale under Rule 144 of the Securities Act may be sold under Rule 144 rather than under this prospectus. The Securities may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the Securities may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification is available and complied with.

The Selling Securityholders may, from time to time, pledge or grant a security interest in some shares of the Securities owned by them and, if a Selling Securityholder defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell such shares of the Securities, from time to time, under this prospectus, or under an amendment or supplement to this prospectus amending the list of the Selling Securityholders to include the pledgee, transferee or other successors in interest as the Selling Securityholders under this prospectus. The Selling Securityholders also may transfer shares of the Securities in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

A Selling Securityholder that is an entity may elect to make an in-kind distribution of the Securities to its members, partners or shareholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus. To the extent that such members, partners or shareholders are not affiliates of ours, such members, partners or stockholders would thereby receive freely tradable shares of the Securities pursuant to the distribution through a registration statement.

LEGAL MATTERS

The validity of the Securities offered hereby has been passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain members of, and investment partnerships comprised of members of, and persons associated with, Wilson Sonsini Goodrich & Rosati, Professional Corporation, own an interest representing less than one percent of Amprius Holdings, a Selling Securityholder named in this prospectus.

EXPERTS

The financial statements of Amprius as of December 31, 2021 and 2020 and for each of the years in the two-year period ended December 31, 2021 have been audited by SingerLewak LLP, an independent registered public accounting firm, as stated in their report thereon and included in this prospectus in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The registration statement of which this prospectus forms a part, including the attached exhibits and schedules, contains additional relevant information about us and our capital stock. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and the Securities, you should refer to the registration statement of which this prospectus forms a part and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement.

We are subject to the informational reporting requirements of the Exchange Act. We file reports, proxy statements and other information with the SEC under the Exchange Act. Our SEC filings are available over the Internet at the SEC’s website at http://www.sec.gov. Our website address is www.amprius.com. We also make available, free of charge, on our investor relations website at ir.amprius.com under “SEC Filings,” our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports as soon as reasonably practicable after electronically filing or furnishing those reports to the SEC. The information on, or that can be accessed through, our website is not part of this prospectus.

Amprius Technologies, Inc. Unaudited Condensed Financial Statements
Condensed Balance Sheets as of September 30, 2022 (Unaudited) and December 31, 2021	F-31
Unaudited Condensed Statements of Operations for the three and nine months ended September 30, 2022 and 2021	F-32
Unaudited Condensed Statements of Stockholders’ Equity for the three and nine months ended September 30, 2022 and 2021	F-33
Unaudited Condensed Statements of Cash Flows for the three and nine months ended September 30, 2022 and 2021	F-35
Notes to Unaudited Condensed Financial Statements	F-36

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Amprius Technologies, Inc. (a carve-out of Amprius, Inc.)

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Amprius Technologies, Inc. (a carve-out of Amprius, Inc.) (the Company) as of December 31, 2021 and 2020, the related statements of operations, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2021, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ SingerLewak LLP

We have served as the Company’s auditor since 2021.

San Jose, CA

June 21, 2022, except for the reverse recapitalization described in Note 1 as to which the date is November 16, 2022

AMPRIUS TECHNOLOGIES, INC.

(A CARVE-OUT OF AMPRIUS, INC.)

BALANCE SHEETS

As of December 31, 2021 and 2020

(In thousands, except share and par value data)

	2021	2020
ASSETS
Current assets:
Cash	$11,489	$2
Accounts receivable	262	348
Inventories, net	500	517
Prepaid expenses and other current assets	156	86
Deferred costs, current	1,769	238

Total current assets	14,176	1,191
Deferred costs, noncurrent	141	217
Property and equipment, net	4,210	5,251

Total assets	$18,527	$6,659

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Notes payable	$—	$743
Accounts payable	426	2,281
Accrued liabilities	1,294	805
Deferred revenue, current	2,363	116
Other liabilities, current	85	—

Total current liabilities	4,168	3,945
Deferred revenue, noncurrent	501	1,545

Total liabilities	4,669	5,490

Commitments and contingencies (Note 11)
Stockholders’ equity(1):
Common stock, $0.0001 par value; 950,000,000 shares authorized; 65,772,001 and 65,742,883 shares issued and outstanding as of December 31, 2021 and 2020, respectively	7	7
Additional paid-in capital	89,252	66,667
Accumulated deficit	(75,401)	(65,505)

Total stockholders’ equity	13,858	1,169

Total liabilities and stockholders’ equity	$18,527	$6,659

(1)	Restated for the retroactive application to reflect the effect of the Exchange Ratio established in the Business Combination as described in Note 1.

The accompanying notes are an integral part of these financial statements.

AMPRIUS TECHNOLOGIES, INC.

(A CARVE-OUT OF AMPRIUS, INC.)

STATEMENTS OF OPERATIONS

For the years ended December 31, 2021 and 2020

(In thousands, except share and par value data)

	2021	2020
Revenues	$2,772	$4,679
Cost of revenues	7,101	6,695

Gross loss	(4,329)	(2,016)

Operating expenses:
Research and development	1,450	1,330
Selling, general and administrative	4,844	4,103

Total operating expenses	6,294	5,433

Loss from operations	(10,623)	(7,449)

Other income (expense), net:
Interest expense	—	(5)
Gain on forgiveness of PPP loan	743	—
Other income (expense), net	(16)	36

Total other income (expense), net	727	31

Net loss	$(9,896)	$(7,418)

Weighted-average common shares outstanding(1):
Basic and diluted	65,764,502	65,693,821

Net loss per share of common stock(1):
Basic and diluted	$(0.15)	$(0.11)

(1)	Restated for the retroactive application to reflect the effect of the Exchange Ratio established in the Business Combination as described in Note 1.

The accompanying notes are an integral part of these financial statements.

AMPRIUS TECHNOLOGIES, INC.

(A CARVE-OUT OF AMPRIUS, INC.)

STATEMENTS OF STOCKHOLDERS’ EQUITY

For the years ended December 31, 2021 and 2020

(In thousands, except share and par value data)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Balance as of January 1, 2020	45,106,145	$1	$61,761	$(58,087)	$3,675
Retroactive application of business combination (Note 1)	20,563,943	6	(6)	—	—
Balance as of January 1, 2020, as adjusted (Note 1)	65,670,088	7	61,755	(58,087)	3,675
Contributed capital from Parent	—	—	4,826	—	4,826
Exercise of common stock options	72,795	—	4	—	4
Stock-based compensation	—	—	42	—	42
Contribution from Parent related to stock-based compensation	—	—	40	—	40
Net loss	—	—	—	(7,418)	(7,418)

Balance as of December 31, 2020	65,742,883	7	66,667	(65,505)	1,169
Contributed capital from Parent	—	—	20,111	—	20,111
Exercise of common stock options	29,118	—	1	—	1
Stock-based compensation	—	—	1,000	—	1,000
Contribution from Parent related to stock-based compensation	—	—	1,473	—	1,473
Net Loss	—	—	—	(9,896)	(9,896)

Balance as of December 31, 2021	65,772,001	$7	$89,252	$(75,401)	$13,858

The accompanying notes are an integral part of these financial statements.

AMPRIUS TECHNOLOGIES, INC.

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2021 and 2020

(In thousands, except share and par value data)

	2021	2020
Cash flows from operating activities:
Net loss	$(9,896)	$(7,418)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,441	1,236
Provision for inventory reserve	75	58
Stock-based compensation expense	2,473	82
Loss from disposal of property and equipment	158	—
Gain on forgiveness of PPP loan	(743)	—
Changes in operating assets and liabilities:
Accounts receivable	86	(26)
Inventories	(58)	(135)
Prepaid expenses and other current assets	(70)	(42)
Deferred costs	(1,455)	(26)
Accounts payable	(1,804)	1,840
Accrued liabilities	489	(684)
Deferred revenue	1,203	71
Other liabilities, current	85	—

Net cash used in operating activities	(8,016)	(5,044)

Cash flows from investing activities:
Purchase of property and equipment	(609)	(527)

Net cash used in investing activities	(609)	(527)

Cash flows from financing activities:
Proceeds from exercise of employee stock options	1	4
Capital contributions from parent	20,111	4,826
Proceeds from notes payable	—	743

Net cash provided by financing activities	20,112	5,573

Net increase in cash and cash equivalents	11,487	2
Cash, beginning of year	2	—

Cash, end of year	$11,489	$2

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$—	$—

Supplemental disclosure of non-cash investing and financing information:
Property and equipment accrued but unpaid	$51	$115

The accompanying notes are an integral part of these financial statements.

AMPRIUS TECHNOLOGIES, INC.

(A CARVE-OUT OF AMPRIUS, INC.)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

(In thousands, except share and par value data)

1.	NATURE OF OPERATIONS

Nature of Operations

Amprius Technologies, Inc. (f/k/a Kensington Capital Acquisition Corp. IV, a Cayman Islands exempted company incorporated with limited liability) (the “Company” or “Amprius”) was initially incorporated as a Cayman Islands exempted company on March 19, 2021. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

On September 14, 2022 (the “Closing Date”), the Company completed a business combination pursuant to the Business Combination Agreement, dated May 11, 2022 (the “Business Combination Agreement”), by and among the Company, Kensington Capital Merger Sub Corp., a wholly owned subsidiary of the Company (“Merger Sub”), and Amprius Technologies Operating, Inc. (f/k/a Amprius Technologies, Inc., a Delaware corporation) (“Legacy Amprius”). Pursuant to the terms of the Business Combination Agreement, the Company changed its jurisdiction of incorporation by domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”), upon which the Company changed its name to “Amprius Technologies, Inc.,” and a business combination between the Company and Legacy Amprius was effected through the merger of Merger Sub with and into Legacy Amprius, with Legacy Amprius surviving as a wholly owned subsidiary of Amprius (together with the Domestication and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”).

The Business Combination was treated as a reverse recapitalization. Legacy Amprius was determined as the accounting acquirer and Kensington as the accounting acquiree for financial reporting purposes based on evaluation of the following facts and circumstances:

•	the stockholders of Legacy Amprius owned a majority of the shares of the Company following the Business Combination;

•	the board of directors of the Company following the Business Combination was comprised of all of the board members of Legacy Amprius;

•	the senior management of the Company following the Business Combination was the senior management of Legacy Amprius; and

•	Legacy Amprius is larger than Kensington in terms of existing operations and number of employees.

Unless the context otherwise provides, the “Company” and “Amprius” refer (i) prior to the Closing Date, to Legacy Amprius and (ii) after the Closing Date, to Amprius Technologies, Inc. and its subsidiaries, including Legacy Amprius. Kensington Capital Acquisition Corp. IV prior to the Business Combination is referred to herein as “Kensington.”

Amprius has developed and, since 2018, been in commercial production of an ultra-high energy density lithium-ion battery for mobility applications leveraging a disruptive silicon nanowire anode. The Company was incorporated in the state of Delaware on March 16, 2015. The Company is a majority owned subsidiary of Amprius, Inc. (the “Parent”) which was incorporated in the state of Delaware on May 19, 2008. As of December 31, 2021 and 2020, the Parent’s ownership of capital stock represented 99.6% and 99.7%, respectively, of the Company. The Company was established as a separate entity to continue the development operations of the silicon anode begun by the Parent and for the Parent to transition to a holding company. After the Company’s incorporation, the Parent and the Company entered into an intercompany agreement to license the intellectual property rights to continue to develop the silicon nanowire technology. Prior to January 2020, the Company operated as a division of the Parent with an intercompany services agreement. Operating resources such as cash, equipment, facilities, personnel and management were provided by the Parent. Assets such as employees, cash, equipment, intellectual property and facilities were assigned or contributed starting in 2020 and, effective from May 2022, all the operating assets are owned by the Company, including the lease that is entirely for the benefit of the Company and was assigned officially to the Company subsequently. See Note 14 – Subsequent event, transfer of lease. The Company’s sole location and headquarters is in Fremont, California, and is co-located with the Parent’s corporate office. The Parent was the owner in other subsidiaries until February 2022, at which point the Parent had completed the distribution of the equity interests it held in each such subsidiary to the Parent’s stockholders and optionees.

The Company believes its core technology, the silicon nanowire anode for lithium-ion batteries, is a breakthrough development in terms of enabling the use of silicon as an anode in lithium-ion batteries. The Company produces high specific energy density batteries for a variety of applications that require a superior power to weight ratio, which is a critical attribute for batteries used in aerospace and military applications. The Company has manufacturing capability utilizing pilot scale equipment to produce limited quantities of batteries for sale to the aerospace industry and military. In order to scale production to meet the demand of its addressable market, the Company is dependent on the establishment of a high-volume manufacturing facility and the further development of automated anode production equipment.

In connection with the subsequent closing of the Business Combination on September 14, 2022, whereby Legacy Amprius was determined as the accounting acquirer for accounting and reporting purposes, the accompanying financial statements reflect Legacy Amprius’ equity structure, which has been retroactively restated in all comparative periods up to the Closing Date to reflect the number of shares of the Company’s common stock issued to Legacy Amprius stockholders. As such, the shares, corresponding capital amounts, and net loss per share related to Legacy Amprius common stock have been retroactively restated to reflect the effect of the exchange ratio of approximately 1.45590 (the “Exchange Ratio”) established in the Business Combination.

Liquidity and Capital Resources

The Company has an accumulated deficit of $75,401, as of December 31, 2021, which represents the carved-out portion of costs incurred by the Company from the inception of the Parent. Since inception, the Company has incurred recurring operating losses and cash flow deficits from operations. Management expects to continue to incur additional losses and increased operating expenses in future periods due to negative margins on development contracts, research and development and increase in personnel costs. The Company believes that building and operating a high-volume manufacturing plant will facilitate the Company achieving profitability.

On May 12, 2022, the Company entered into the Business Combination Agreement with Kensington and Merger Sub (see Note 14). Kensington expects to use the available cash following the closing of the Business Combination to fund the design and build-out of a high-volume manufacturing facility. In the event that the Merger is not consummated, the Company believes its current cash resources and estimated proceeds from revenues are sufficient to meet its cash requirements for at least twelve months after the issuance of these financial statements. Additionally, the Parent is committed to contributing $2,800 of cash in the event that the Company’s liquidity is constrained. Besides the retroactive restatement of Legacy Amprius’ equity structure disclosed in Note 1, the financial statements do not include any other adjustments that might result from the outcome of this Business Combination.

Technology Risk

To date, the Company has only produced batteries on a pilot-scale production line for sale in limited quantities. The Company must develop high-volume anode production equipment, methods and processes to achieve profitability. The production equipment to manufacture the proprietary silicon anode in high volume has yet to be developed; however, the Company is actively collaborating with a supplier of high-volume production equipment using existing technology with similar manufacturing processes. The Company’s current prototype anode production process utilizes technologies that are available from existing equipment providers, but this technology must be adapted to the Company’s production requirements to develop this equipment. The equipment required to produce the remainder of the battery components and perform assembly and testing uses existing production equipment and is readily available from multiple suppliers.

Employee Retention Risk

The Company’s success and competitiveness depend on the continued service of key research, engineering, manufacturing, executive and administrative personnel. If the Company is unable to retain, attract and motivate management and key personnel, it may adversely affect business objectives and overall profitability.

Other Risk and Uncertainties

During the two-year period ended December 31, 2021, and subsequently afterward, the Company continued to experience the results of the worldwide COVID-19 pandemic. The COVID-19 outbreak in the United States of America (“U.S.”) has caused business disruption through mandated and voluntary closings of businesses and shelter in place orders. In response, the U.S. Government enacted the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), which included significant provisions to provide relief and assistance to affected organizations. While the disruption is currently expected to be temporary, there is considerable uncertainty around potential future closings, shelter in place orders, containment of the recent COVID-19 variants, and the ultimate impact of the CARES Act and other government initiatives. The COVID-19 pandemic and its resulting economic and other effects could result in significant adverse effects on our customers’ cash flow and their ability to manufacture, distribute, and sell products. This in turn may cause customers to be less able to pay invoices for customization design service or the purchase of finished batteries, or may result in a reduction in the revenue from customization design services or sales of finished batteries that the Company earns which are often dependent on the demand from the customer for the scope of the customized service or number of units to be purchased. This reduction could cause adverse effects on the business, results of operations, financial condition, cash flows and ability to raise operating capital. To date, this matter has not negatively impacted the Company. However, the financial impact and duration cannot be reasonably estimated at this time.

Additionally, U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. The Company is continuing to monitor the situation in Ukraine and globally and assessing its potential impact on its business. The recent military conflict in Ukraine has led to sanctions and other penalties being levied by the U.S., the European Union and other countries against Russia. Additional potential sanctions and penalties have also been proposed and/or threatened. Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for the Company to obtain additional funds. Although the Company’s business has not been materially impacted by the ongoing military conflict between Russian and Ukraine to date, it is impossible to predict the extent to which its operations, or those of its customers’ suppliers and manufacturers, will be impacted in the short and long term, or the ways in which the conflict may impact its business. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). As the Parent has not historically prepared financial statements for the Company, these financial statements have been prepared from the financial records of the Parent on a carve-out basis derived from the accounting records of the Parent using the historical results of operations and the historical basis of assets and liabilities of the Company, adjusted as necessary to conform to U.S. GAAP.

More specifically, the balance sheets include all the Company’s legal assets, those assets provided by the Parent and liabilities incurred by the Parent on behalf of the Company. The statements of operations for each of the years ended December 30, 2021 and 2020, reflect all expenses and activities directly attributable to the Company, as well as an allocation of the Parent’s general and administrative expenses. The Company did not share facilities or costs with the other three operating subsidiaries with the exception of expenses at Parent for the payroll related expenses for two executive employees of Parent and other legal, tax, insurance and accounting fees which were not identifiable as related to a specific subsidiary (“Shared Expenses”). The Parent executives supported the subsidiary group with governance, management, and investor relations. The Shared Expenses were allocated to the Company based on the time incurred by the Parent executives to support each subsidiary as the level of effort required was not correlated to the level of activity at each subsidiary, revenue, or other financial operating metrics for the subsidiaries.

Management’s estimate of incremental expenses that would have been incurred on a standalone basis for the year ended December 31, 2021 and 2020 were approximately $3,479 and $895, respectively. These expenses consisted of incremental compensation and benefits associated with certain senior executives necessary to depict the Company on a standalone basis.

During the years ended December 30, 2021 and 2020, the Company’s operations were funded by the Parent. The source of financing consisted of proceeds received by the Parent from its issuance of preferred stock.

Management believes the expense allocation methodology and results are reasonable and consistently applied for all comparative periods presented. However, these allocations may not be indicative of the actual expenses that would have been incurred by an independent company or of the costs to be incurred in the future. The financial statements may not be indicative of the Company’s future performance and do not necessarily reflect what the financial position, results of operations, and cash flows would have been had it operated as a standalone company during the period presented.

The significant accounting policies described below, together with other notes that follow, are an integral part of the financial statements.

Emerging Growth Company

The Company is an “emerging growth company” as defined in Section 2(a) of the Securities Act, and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Further, Section 102(b)(1) of the Jumpstart Our Business Startups (“JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable.

The Company has elected not to opt out of such extended transition period. This means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on current facts, historical experience and various other factors believed to be reasonable under the circumstances; the results of which form the basis for making judgements that are not readily apparent from other sources. Actual results could materially differ from management estimates using different assumptions or under different conditions.

Significant accounting estimates made by the Company include the following useful lives of property and equipment; evaluation of impairment of long-lived assets; valuation of deferred taxes; valuation of inventory; carve-out of financial statements including the allocation of assets, liabilities and expenses; and the valuation of the fair value of common stock used to determine stock-based compensation expense.

Fair Value of Financial Instruments

The accounting guidance for fair value provides a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:

Level 1 -	Inputs that are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 -

Inputs (other than quoted prices included in Level 1) that are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level 3 -

Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities, and which reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

There were no financial assets or financial liabilities measured at fair value on a recurring basis as of December 31, 2021 and 2020.

Cash

The Company considers all highly liquid investments with an original maturity of 90 days or less at the date of purchase to be cash and cash equivalents. During the year ended December 31, 2020, cash was provided to the Company by the Parent on a “as needed” basis by drawing on a cash sweep account maintained by the Parent. Subsequent to January 1, 2021, upon cash contributions from the Parent of $16,200, the Company maintained a balance in its operating cash account to fund operations.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and account receivables. The Company’s cash as of December 31, 2021 consists of a demand deposit account. Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250. As of December 31, 2021 and 2020, the Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Accounts receivable mainly consist of amounts due from U.S. government agencies or sponsored entities and large public entities, which limits the Company’s credit risk. Through December 31, 2021, the Company has not experienced any credit losses.

For the year ended December 31, 2021, two customers represented 56%, and 24% of the Company’s revenues. For the year ended December 31, 2020, three customers represented 49%, 36% and 10% of the Company’s revenues. As of the year ended December 31, 2021, five customers accounted for 25%, 19%, 19%, 18%, and 15% of the Company’s accounts receivable balance. As of December 31, 2020, two customers accounted for 86% and 14% of the Company’s accounts receivable balance.

Segment Reporting

The Company has determined that the Chief Executive Officer is its Chief Operating Decision Maker. The Company’s Chief Executive Officer reviews financial information presented on an aggregate basis for the purposes of assessing the Company’s performance and making decisions on how to allocate resources. Accordingly, the Company has determined that it operates in a single operating and reportable segment. All of the Company’s revenues are geographically earned in the United States and the Company’s property and equipment are located in the United States.

Accounts Receivable

Accounts receivable is recorded at the invoiced amount less any estimated allowances for doubtful accounts. These allowances are based on the Company’s assessment of the collectability of accounts by considering the age of each outstanding invoice and the collection history of each customer, and an evaluation of the potential risk of loss associated with delinquent accounts. Payment terms and conditions vary by contract type, although the Company’s terms generally include a requirement of payment within 30 to 60 days. Accounts receivable balances deemed to be uncollectible are written off against previously established allowances. The Company does not accrue interest on past due balances and requires no collateral. Through December 31, 2021, the Company has not experienced any credit losses from accounts receivable. The Company had no allowance for doubtful accounts as of December 31, 2021 and 2020.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first-in-first-out cost method. The inventory consists of raw materials as well as finished goods and work-in-process that include material, labor and manufacturing overhead costs. The Company routinely evaluates inventory levels in light of current market conditions in order to identify excess and obsolete inventory, and the Company provides a write-down for certain inventories to their estimated net realizable value. Manufacturing cost of finished goods generally exceed the sales price charged to customers. All products are built to customer orders, as such finish goods are valued no higher than the sale price less selling costs of the customer order. Work-in-process and raw materials are valued at the sale price of the customer orders less the estimated cost to complete and selling costs. The Company assesses raw materials and work-in-process for impairment if the expected finished good has a cost above its estimated selling price less selling costs. When a write-down is recorded, a new lower cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in the new cost basis.

The Company recorded a reduction to the value of inventories to cost of revenue of $75 and $58 during the years ended December 31, 2021 and 2020, respectively.

Property and Equipment, Net

Property and equipment are stated at cost, net of accumulated depreciation. These assets are depreciated on a straight-line basis over their estimated useful lives. The useful lives of the property and equipment are as follow:

Pilot production equipment	4-7 years
Lab equipment	4 years
Computers and software	4 years
Furniture and fixtures	5 years
Leasehold improvements	Lesser of their useful lives or the term of the lease

Certain custom assets are recorded as construction in progress as they are being constructed. Completed assets are transferred to their respective asset classes, and depreciation begins when an asset is ready for its intended use. Maintenance and repairs are charged to operations as incurred.

Impairment of Long-Lived Assets

The Company periodically evaluates the carrying value of long-lived assets to be held and used when indicators of impairment exist. The carrying value of a long-lived asset to be held and used is considered impaired when the estimated separately identifiable undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than the carrying value of the asset. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the estimated cash flows discounted at a rate commensurate with the risk involved. No impairment charges were recorded for the years ended December 31, 2021 and 2020.

Warranty Liability

The Company warrants the batteries sold to customers will meet the published or agreed upon specification upon receipt. Batteries that do not meet specification are replaced at no charge to the customer. Based on the experience of historical claims and no pending claims and returns of which the Company is aware, the Company had not recorded a warranty liability as of December 31, 2021 or 2020.

Loss Contingencies

In the normal course of business, the Company may be involved in claims and legal proceedings. The Company records a liability for such matters when it is probable that a loss has been incurred and the amounts can be reasonably estimated. When only a range of possible loss can be established, the most probable amount in the range is accrued. If no amount within this range is a better estimate than any other amount within the range, the minimum amount in the range is accrued. Legal costs associated with these loss contingencies are expensed as incurred.

Deferred Costs

Capitalization of certain costs are recognized as an asset when the costs relate directly to a customer contract, generate or enhance resources of the Company that will be used in satisfying future performance obligations, and are expected to be recovered. If these three criteria are not met, the costs are expensed in the period incurred. Deferred costs are recognized as cost of revenues in the period when the related revenue is recognized, except when such costs incurred are in excess of the amount expected to be recoverable, in which case they are expensed as incurred into cost of revenues. The recoverable amount equals the amount of consideration that the entity expects to receive in the future and that the entity has received but has not recognized as revenue, in exchange for the goods or services to which the asset relates, less the costs that relate directly to providing those goods or services and that have not been recognized as expenses.

Cost of Revenues

Cost of revenues include materials, direct labor, allocated depreciation expense, and other direct and indirect costs related to revenue contracts. The costs are recognized as and when incurred during the period revenue is recognized.

Research and Development Costs

Research and development (“R&D”) costs mainly consist of salaries and benefits, including stock-based compensation expense and other related personnel costs, depreciation, contract services, materials and supplies, other expenses from outside contractors and suppliers plus an allocation of indirect costs. These costs relate to the conceptual formulation and design of preproduction experimental prototypes and models, including the cost of equipment and material for which there is no alternative future use. The Company capitalizes equipment related to its pilot line used in R&D as it determined that the equipment has alternative future uses in future R&D projects. R&D cost are expensed as incurred.

Advertising Costs

Advertising costs were $44 and $10 for the years ended December 31, 2021 and 2020, respectively, and have been expensed as incurred as selling, general and administrative expense within the statements of operations.

Stock-Based Compensation

Prior to the formation and incorporation of the Company, qualified employees, directors, and contract workers participated in the Parent’s equity incentive plan, including stock option awards. For those employees, directors and contract workers who were transferred to the Company or continued to provide services to the Company and received awards under the Parent’s incentive plan; costs of those awards are recorded as stock-based compensation with a corresponding contribution from the Parent based on the grant date fair value of the awards. After incorporation, the Company established its new equity incentive plan separate from the original equity incentive plan from the Parent. Certain qualified employees, directors and contract workers of the Parent have received stock option awards of the Company. The cost of the stock-based compensation of these awards was recorded by the Company.

The Company measures stock-based compensation expense for all stock-based payment awards based on the estimated fair value of the awards on the date of grant. The fair value of each employee stock option is estimated on the date of grant using the Black-Scholes option-pricing model. The Company recognizes compensation costs for all employee stock-based compensation awards on a straight-line basis over the period from the date of hire or of the grant to the date the award is fully vested. The Company has elected to account for forfeitures as they occur.

The Company estimates the fair value of stock options granted using the Black Scholes option-pricing model.

Expected Term—The expected term of stock options represents the period that the Company’s stock-based awards are expected to be outstanding. As the Company does not have sufficient historical experience for determining the expected term, the expected term has been derived based on the simplified method for awards that qualify as plain-vanilla options.

Expected Volatility—As the Company is privately held, there is no observable market for the Company’s common stock, and, accordingly, expected volatility has been estimated based on the volatilities of similar publicly-traded companies.

Risk-Free Interest Rate—The Company bases the risk-free interest rate on the implied yield available on the U.S. Treasury zero coupon issues with a remaining term equivalent to the expected term of the option.

Expected Dividend—The expected dividend assumption is based on the Company’s current expectations about its anticipated dividend policy. The Company has not paid dividends since inception and, currently, management does not anticipate a dividend.

To the extent that future evidence regarding these variables is available and provides estimates that the Company determines are more indicative of actual trends, the Company may refine or change its approach to derive these input estimates. These changes could significantly impact the stock-based compensation expense recorded in the future.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). Income taxes in the Company’s financial statements have been allocated in a manner that is systematic, rational, and consistent. The Company’s operations have historically been included in the Parent’s combined U.S. income tax returns. Income tax expense included in the financial statements has been calculated following the separate return method, as if the Company was a stand-alone enterprise and a separate taxpayer for the periods presented. As a result, actual tax transactions included in the consolidated financial statements of the Parent may not be included in these financial statements. Further, the Company’s tax results may not be reflective of the results that the Company expects to generate in the future. The tax treatment of certain items reflected in the financial statements may not be reflected in the consolidated financial statements and tax returns of the Parent. It is conceivable that items such as net operating losses, other deferred taxes, uncertain tax positions and valuation allowances may exist in the financial statements that may not exist in these financial statements.

Since the Company’s results are included in the Parent’s historical tax returns, payments to certain tax authorities are made by the Parent, and not by the Company. For tax jurisdictions where the Company is included with the Parent in a consolidated tax filing, the Company does not maintain taxes payable to or from the Parent and the payments are deemed to be settled immediately with the legal entities paying the tax in the respective tax jurisdictions through changes in the Parent company contributions.

Concurrently with the execution of the Business Combination Agreement, the Company and the Parent entered into the Tax Sharing Agreement. The Tax Sharing Agreement generally provides that, with respect to any U.S. federal consolidated group of which the Parent and the Company are members, the Parent will be responsible for and will indemnify the Company for the tax liability of such group. In addition, the Parent will be responsible for and will indemnify the Company for state taxes of any consolidated, combined or unitary tax group for state tax purposes that includes the Parent and the Company. The Tax Sharing Agreement also provides that the Parent will generally control any tax returns and any tax audits or other proceedings for the taxes addressed by the Tax Sharing Agreement. The Tax Sharing Agreement terminates on the termination of the Business Combination Agreement. The Company does not expect the Tax Sharing Agreement to have a material impact on the results of the Company’s operations on a go-forward basis.

The Company follows the asset and liability method of accounting for income taxes. Deferred tax balances are recognized for the estimated future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets are also recognized for temporary differences that arise from net operating losses and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax balances of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense.

Net Loss Per Share

Basic net loss per share is computed using the weighted-average number of common stock outstanding during the period. Diluted net loss per share is computed by dividing the net loss by the weighted-average number of shares of common stock and potentially dilutive securities outstanding for the period. The Company’s potentially dilutive shares consist of shares issuable upon the exercise of stock options. These have been excluded from the diluted loss per share calculation because their effect is anti-dilutive. The basic and diluted loss per share are therefore the same.

Recently Adopted Accounting Pronouncements

In December 2019, the Financial Accounting Standards Board ("FASB") issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-02”), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company adopted this standard on January 1, 2021, and it did not have a material impact on the Company’s financial statements or the related disclosures.

Accounting Pronouncements Not Yet Effective

In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842) (“ASU 2016-02”) and subsequent amendments to the initial guidance: ASU 2017-13, ASU 2018-10, ASU 2018-11, ASU 2018-20 and ASU 2019-01 (collectively, “Topic 842”). Lessees will need to recognize almost all leases on their balance sheet as a right-of-use asset and a lease liability. For income statement purposes, the FASB retained a dual model, requiring leases to be classified as either operating or finance. Classification will be based on criteria that are largely similar to those applied in current lease accounting. Lessor accounting is similar to the current model but updated to align with certain changes to the lessee model and the new revenue recognition standard. Existing sale-leaseback guidance, including guidance for real estate, is replaced with a new model applicable to both lessees and lessors. ASU 2016-02 will be effective beginning after January 1, 2022. Early adoption is permitted. Management currently estimates the recognition of right of use (“ROU”) assets of $3,059 and lease liabilities for operating leases of $3,256 as of January 1, 2022, with a cumulative impact to accumulative deficit of $154. The ROU assets will be adjusted per Topic 842 transition guidance for the existing deferred rent balance.

In November 2019, the FASB issued ASU 2019-10, Financial Instruments—Credit Losses (Topic 326), Targeted Transition Relief (“ASU 2019-10”), which amends the transition guidance for ASU 2016-13. ASU 2019-10 provides entities with the option to irrevocably elect the fair value option in Subtopic 825-10 on an instrument-by-instrument basis. ASU 2019-10 is effective for years beginning after December 15,

2022, with early adoption permitted. The Company is currently evaluating the impact ASU 2019-10 will have on the Company’s financial statements and related disclosures.

In October 2021, the FASB issued ASU 2021-07, Compensation—Stock Compensation (Topic 718): Determining the Current Price of an Underlying Share for Equity-Classified Share-Based Awards (“ASU 2021-07”). The practical expedient is effective prospectively for all qualifying awards granted or modified during fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early application, including application in an interim period, is permitted for financial statements that have not yet been issued or made available for issuance as of October 25, 2021. The Company is currently evaluating the impact ASU 2021-07 will have on the Company’s financial statements and related disclosures.

3.	REVENUE RECOGNITION

The Company recognizes revenue in accordance with ASC 606, Revenue Recognition, (“ASC 606”), which outlines a single comprehensive model to use in accounting for revenue arising from contracts with customers. Revenue is recognized when control of a product or service is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those promised products or services.

Overall

The Company generates revenue from both its arrangements for customization design services for the development of silicon-anode lithium-ion battery technology and from delivery of prototypes and providing finished battery products to its customers.

The customization design services generally provide design and development efforts to configure the Company’s existing battery technology towards a customer’s required specifications, including the delivery of prototypes. The development and delivery of these battery prototypes is a single performance obligation as the individual customization activities performed through delivery of the prototype batteries are not distinct. Revenue is recognized at the point in time when control transfers to the customer, upon final delivery of prototype batteries or completion of the defined service.

The Company recognizes revenue from follow-on orders and standalone sales of battery products to customers at the point in time that control of the product has been transferred to the customer which is generally upon shipment.

To achieve the core principle of revenue recognition, the Company applies the following steps:

1.	Identify the Contract with the Customer

A contract is defined as an agreement between two or more parties that creates enforceable rights and obligations. The Company generally enters into fixed-price agreements with its customers which outline the terms of the business relationship between the customer and the Company. Additionally, the Company may receive purchase orders from customers or enter into statements of work that indicate pricing, performance and delivery obligations, progress payments (if any) and the timing for each transaction.

The Company accounts for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of the consideration is probable. At contract inception, the Company also evaluates prior incomplete contracts to determine whether the contract with the customer should be combined and accounted for as a single contract with any prior contract.

2.	Identify the Performance Obligations in the Contract

The promises within each contract for customization design services may vary depending on the customer requirements, however, those contracts contain promises which generally include (a) custom battery design to conform with customer’s requirements, (b) design progress reporting, (c) development of preliminary batteries, (d) testing of battery design and performance, and (e) delivery of final battery prototypes that meet pre-defined customer specifications along with test results of the delivered batteries. Those promises are generally inputs to a combined output to deliver a single final prototype battery and accounted as a single performance obligation.

Contracts for standard batteries for commercial sales are generally ready-made with no customization. Within these contracts, each battery is a distinct performance obligation.

3.	Determine the Transaction Price

Payment terms for the Company’s development contracts are generally based on the achievement of defined milestones. Since revenue is generally recognized at the point in time when control transfers to the customer upon final delivery of prototype battery or completion of the service at the end of the contract (as discussed below in Step 5 - Recognize revenue when, or as, a performance obligation is satisfied), the variable consideration is not considered to be constrained at the inception of the contract and the transaction price equals the cumulative payments to which the Company is entitled to at the end of the contract.

The Company elected to use the practical expedient to disregard the effect of the time value of money in a significant financing component when its payment terms are less than one year. In cases when there is a period of more than one year, the Company only adjusts the transaction price when the financing component is significant and beyond the mitigating effect of the progress payments.

4.	Allocate the Transaction Price to the Performance Obligations in the Contract

The transaction price is allocated to the performance obligations. The Company’s revenue contracts generally contain a single performance obligation; therefore, allocation is not necessary.

5.	Recognize Revenue When, or as, a Performance Obligation is Satisfied

Under the Company’s customized design services arrangements, control generally transfers upon the completion of the battery design and delivery of the final prototype batteries. For follow-on orders and standalone sales of battery products to customers, control generally transfers upon shipment of the product. In some instances, customers may request that the Company bill them for a product but the Company retains physical possession of the product until later delivery, commonly known as “bill-and-hold” arrangements. The Company has an agreement with one customer where title to products ordered through the agreement transfers to the customer when the product is ready for delivery, the customer has requested this arrangement and the batteries are specific to the customer’s order. In these “bill-and-hold” arrangements, the Company recognizes revenue when the product is identified separately as belonging to the customer and the product is ready for delivery to the customer.

Sales and Transaction Taxes

Sales and other taxes collected from customers and remitted to governmental authorities on revenue producing transactions are reported on a net basis and are therefore excluded from revenue in the statements of operations.

Contract Balances

The timing of revenue recognition, billings and cash collections can result in billed accounts receivable, unbilled receivables (contract assets), and deferred revenue (contract liabilities).

Contract assets primarily relate to the rights to consideration for progress on contractual requirements performed but not billed at the reporting date. The contract assets are transferred to accounts receivable when the rights become unconditional. As of December 31, 2021 and 2020, the Company did not have contract assets recorded.

Accounts receivable is the Company’s right to consideration that is unconditional. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. As of December 31, 2021 and 2020, the accounts receivable balance was $262 and $348, respectively.

Contract liabilities primarily consist of deferred revenue. Deferred revenue is the amount invoiced as progress payments in advance of revenue recognition; and is recognized as revenue when the recognition criteria are met. The Company’s contracts generally permit invoicing based on pre-defined milestones as outlined in the contract. As of December 31, 2021 and 2020, the total deferred revenue balance was $2,864 and $1,661, respectively.

Deferred revenue is classified as long term when the performance obligation is estimated to be satisfied more than twelve months following the balance sheet date. As of December 31, 2021 and 2020, $501 and $1,545 of the total deferred revenue balance was considered long-term, respectively.

As of December 31, 2021, the aggregate amount of the transaction price allocated to the remaining performance obligations related to customer contracts that were unsatisfied or partially unsatisfied was $4,321. Given the applicable contract terms, $3,277 is expected to be recognized as revenue within one year and $1,044 is expected to be recognized between two to five years. This amount does not include contracts to which the customer is not committed. The estimated timing of the recognition of remaining unsatisfied performance obligations is subject to change and is affected by changes to scope, changes in timing of delivery of products and services, or contract modifications.

For the years ended December 31, 2021 and 2020, revenue recognized for the performance obligation of customized design services was $1,621 and $3,956, respectively. For the years ended December 31, 2021 and 2020, revenue recognized for performance obligation of battery shipments was $1,151 and $723, respectively.

For the years ended December 31, 2021 and 2020, revenue recognized under bill-and-hold arrangements was $670 and $409, respectively.

The following table reflects the changes in the Company’s contract liabilities, which is classified as deferred revenue, as of December 31:

	2021	2020
Deferred revenue, beginning of period	$1,661	$1,591
Unconditional rights to invoice but not yet	1,770	1,076
Revenue recognized from prior period deferred	(567)	(1,006)

Deferred revenue, end of period	$2,864	$1,661

Deferred Costs

Capitalization of certain costs are recognized as an asset when the costs relate directly to a customer contract, generate or enhance resources of the Company that will be used in satisfying future performance obligations, and are expected to be recovered. Judgement is applied to determine the eligibility of these costs. If the criteria for capitalization above are not met, the costs are expensed in the period incurred. These costs primarily consist of direct labor, cathode and electrolyte materials, freight and other deferred fulfillment costs eligible for capitalization related to the Company’s customized design service revenue. These costs are recognized when the related revenue is recognized, which is at the completion of the customized design services and delivery of the prototype batteries. At the end of the reporting period, the Company evaluates its deferred costs for impairment. The Company recognizes impairment of deferred costs when it is determined that the costs are no longer recoverable. Deferred costs of $238 and $429 were recognized as costs of revenue in the statements of operations for the years ended December 31, 2021 and 2020, respectively. Deferred costs were $1,910 and $455 as of December 31, 2021 and 2020, respectively. For the years ended December 31, 2021 and 2020, cost of revenues also includes costs incurred on certain customized design service contracts that were in excess of the amount expected to be recovered.

4.	INVENTORY

Inventory balances were comprised of the following as of December 31:

	2021	2020
Raw material	$231	$245
Work in process	14	23
Finished goods	255	249

	$500	$517

The Company recorded a reduction in the value of inventories to cost of revenue of $75 and $58 for the years ended December 31, 2021 and 2020, respectively.

5.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following as of December 31:

	2021	2020
Pilot production equipment	$4,041	$2,178
Lab equipment	2,287	2,313
Leasehold improvements	3,439	3,437
Construction in progress	—	1,550
Computers and software	157	152
Furniture and fixtures	85	85

	10,009	9,715
Less: accumulated depreciation and amortization	(5,799)	(4,464)

Total property and equipment, net	$4,210	$5,251

Construction in progress is primarily comprised of the construction of new production pilot equipment. The construction was complete in the third quarter of the year ended December 31, 2021 and assets amounting to $1,865 were placed in service.

Depreciation expense related to property and equipment was $1,441 and $1,236 for the years ended December 31, 2021 and 2020, respectively.

6.	ACCRUED LIABILITIES

Accrued liabilities consisted of the following as of December 31:

	2021	2020
Payroll accrued	$1,066	$420
Accrued expenses	63	247
Deferred rent	87	87
Other accrued liabilities	78	51

	$1,294	$805

7.	NOTES PAYABLE

During May 2020, the Company received a loan pursuant to the Paycheck Protection Program (“PPP”), a program implemented by the U.S. Small Business Administration (“SBA”) under the CARES Act, from a qualified lender, for an aggregate principal amount of $738 (the “PPP loan”). The PPP loan bore interest at a fixed rate of 1.0% per annum, with the first six months of interest deferred, payable monthly commencing November 2020 upon request from the lender.

On June 30, 2021, the Company received a notification from its bank that the SBA approved the Company’s PPP loan forgiveness application, effective June 29, 2021, for the entire unpaid PPP loan balance of $738 and unpaid accrued interest of $5. As a result, the Company recorded a $743 gain on forgiveness of the PPP loan as part of the other income in its statement of operations for the year ended December 31, 2021.

8.	STOCKHOLDERS’ EQUITY

The Consolidated Statement of Stockholders’ Equity has been retroactively adjusted for all periods presented to reflect the Business Combination and reverse recapitalization as described in Note 1.

As of December 31, 2021 and 2020, the Company was authorized to issue 950,000,000 shares of common stock at par value $0.0001 and 65,772,001 and 65,742,883 shares were issued and outstanding as of December 31, 2021 and 2020, respectively. Each holder of common stock is entitled to one vote for each share held and is entitled to receive dividends when and if declared by the board of directors. Through and as of December 31, 2021, the Company has not declared any dividends.

Equity Incentive Plans

2008 Stock Plan

Prior to the formation of the Company, the Parent granted options under its 2008 Stock Plan (the “2008 Plan”) to qualified employees, directors and consultants and some grantees later transferred to the Company upon incorporation of the Company of thereafter. The 2008 Plan provides for the granting of incentive and nonqualified stock options and restricted stock awards to qualified employees, directors and consultants. The options expire 10 years from the date of grant or 90 days from the termination of the recipient, generally vest over two to four years, and are exercisable for shares of the Parent’s common stock. All stock-based compensation costs associated with those awards in the Parent are recorded by the Company as stock-based compensation and contribution from the Parent. Additionally, the Parent grants options under the 2008 Plan to its employees, directors and consultants. These costs are corporate administrative costs that are subsequently allocated to the Company and are recognized as sales, general and administrative expenses on a carve-out basis. As of December 31, 2021, there were 12,642,364 shares of common stock reserved for the 2008 Plan, with 375,546 shares available to be issued.

The disclosures of option activity under the 2008 Plan includes all option activity under the plan although the allocation of expense to the Company solely relates to options issued to employees of the Parent providing services to the Company and employees of the Company that have options outstanding under the

2008 Plan. A summary of option activity under the 2008 Plan for the years ended December 31, 2021 and 2020 and is as follows:

	Shares Available for Grant	Outstanding Stock Options	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Life (Years)	Average Intrinsic Value
Balance as of January 1, 2020	1,927,978	8,558,849	$0.48	3.82	$11,137
Options granted	(1,393,713)	1,393,713	1.73	—	—
Options exercised	—	(3,000)	0.03	—	1
Options expired	1,475,713	(1,475,713)	0.10	—	—

Balance as of December 31, 2020	2,009,978	8,473,849	0.75	4.52	14,068

Options granted	(3,609,610)	3,609,610	2.43	—	—
Options exercised	—	(51,291)	0.28	—	28
Options expired	1,975,178	(1,975,178)	0.28	—	—

Balance as of December 31, 2021	375,546	10,056,990	$1.49	6.53	$10,995

Options vested and exercisable as of December 31, 2021		9,327,678	$1.46	6.35	$10,401

Options vested and expected to vest as of December 31, 2021		10,056,990	$1.49	6.53	$10,995

2016 Equity Incentive Plan(1)

The Company grants stock-based compensation under its 2016 Equity Incentive Plan (the “2016 Plan”). The 2016 Plan provides for the granting of incentive and nonqualified stock options and restricted stock awards to qualified employees, directors and consultants. The options expire 10 years from the date of grant or 90 days from the termination of the recipient, generally vest over four years, and are exercisable for shares of the Company’s common stock. As of December 31, 2021, there were 16,378,888 shares of common stock reserved for the 2016 Plan, with 5,749,559 shares available to be issued.

A summary of option activity under the 2016 Plan for the years ended December 31, 2021 and 2020 is as follows:

	Shares Available for Grant	Outstanding Stock Options	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Life (Years)	Average Intrinsic Value
Balance as of January 1, 2020	1,124,473	6,000,484	$0.10	4.90	$2,104
Options granted	—	—	—	—	—
Options exercised	—	(72,795)	0.05	—	29
Options expired	196,544	(196,544)	0.35	—	—

Balance as of December 31, 2020	1,321,017	5,731,145	0.09	3.79	9,654

Shares Authorized	9,099,380	—	—	—	—
Options granted	(4,707,235)	4,707,235	1.77	—	—
Options exercised	—	(29,118)	0.05	—	54
Options expired	36,397	(36,397)	0.21	—	—

Balance as of December 31, 2021	5,749,559	10,372,865	$0.85	5.86	$16,208

Options vested and exercisable as of December 31, 2021		6,348,921	$0.28	3.56	$13,542

Options vested and expected to vest as of December 31, 2021		10,372,865	$0.85	5.86	$16,208

(1)	Number of shares and exercise price disclosed are restated for the retroactive application to reflect the effect of the Exchange Ratio established in the Business Combination in Note 1.

Stock-Based Compensation

2008 Plan

The total intrinsic value of stock options exercised was $28 and $1 for the years ended December 31, 2021 and 2020, respectively. The fair value of options vested for the years ended December 31, 2021 and 2020 was $273 and $9 respectively.

As of December 31, 2021, there was approximately $404 of total unrecognized compensation cost related to outstanding stock options. That cost is expected to be recognized over a weighted-average period of approximately 0.8 years.

2016 Plan

The total intrinsic value of stock options exercised was $54 and $29 for the years ended December 31, 2021 and 2020, respectively. The fair value of options vested during the years ended December 31, 2021 and 2020 was $859 and $42 respectively.

As of December 31, 2021, there was approximately $4,436 of total unrecognized compensation cost related to outstanding stock options. That cost is expected to be recognized over a weighted-average period of approximately 3.3 years.

The table below shows stock-based compensation expense recognized from both the 2008 Plan and 2016 Plan in the statements of operations for the years ended December 31:

	2021	2020
Cost of revenues	$693	$27
Research and development	233	7
Sales, general and administrative	1,547	48

	$2,473	$82

Valuation Assumptions

2008 Plan

The weighted-average assumptions for options granted to calculate the grant date fair value of grants issued under the 2008 Plan were as follows for the years ended December 31:

	2021	2020
Dividend yield	—	—
Expected volatility	52.18%	50.27%
Expected term (in years)	5.01	5.75
Risk-free rate	1.19%	0.14%

The weighted-average grant-date fair value of options granted for the years ended December 31, 2021 and 2020 was $2.50 and $1.73 per share, respectively.

2016 Plan

The Company did not grant any awards to grantees during the year ended December 31, 2020. The weighted-average assumptions for options granted to calculate the grant date fair value of grants issued under the 2016 Plan were as follows for the year ended December 31, 2021:

2021
Dividend yield	—
Expected volatility	51.75%
Expected term (in years)	5.92
Risk-free rate	1.07%

The weighted-average grant-date fair value of options granted for the year ended December 31, 2021 was $1.14 per share(1).

(1)	Restated for the retroactive application to reflect the effect of the Exchange Ratio established in the Business Combination in Note 1.

9.	NET LOSS PER SHARE

The following table presents the calculation of basic and diluted net loss per share attributable to common stockholders for the years ended December 31:

	2021	2020
Numerator:
Net loss	$(9,896)	$(7,418)

Denominator:
Weighted-average number of common shares outstanding(1)	65,764,502	65,693,821

Basic and diluted net loss per common share(1)	$(0.15)	$(0.11)

The following table summarizes the outstanding shares of potentially dilutive securities that were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive for the years ended December 31:

	2021	2020
Stock options(1)	$10,372,865	$5,731,145

(1)	Restated for the retroactive application to reflect the effect of the Exchange Ratio established in the Business Combination in Note 1.

10.	INCOME TAXES

The Company did not file separate tax returns as they were included in the consolidated tax reporting of the Parent entity, within the respective entity’s tax jurisdiction. Accordingly, the income tax provision included in these carve out financial statements was calculated using a method consistent with a separate return basis, as if the Company had been a separate taxpayer.

The components of loss before income taxes for the years ended December 31, 2021 and 2020 were as follows:

	2021	2020
U.S.	$(9,896)	$(7,623)

For the years ended December 31, 2021 and 2020, there was no provision (benefit) for income taxes.

The effective tax rate of the Company’s provision (benefit) for income taxes differs from the federal statutory rate as follows for the years ended December 31:

	2021	2020
Statutory rate	21.00%	21.00%
State tax	7.14%	7.33%
Tax credits	0.40%	0.44%
Valuation allowance	(27.48%)	(28.41%)
Other	(1.06%)	(0.36%)

	0.00%	0.00%

Significant components of the Company’s net deferred taxes were as follows as of December 31:

	2021	2020
Deferred tax assets:
Net operating loss carryforwards	$17,646	$16,296
Accruals, reserves and others	757	198
Tax credits	1,900	1,807
Capitalized R&D	479	—

Total deferred tax assets	20,782	18,301

Deferred tax liabilities:
Property and equipment	(85)	(323)

Total deferred tax liabilities	(85)	(323)

Less: valuation allowance	20,697	17,978

Net deferred taxes	$—	$—

In assessing the realizability of deferred tax assets, management considers whether it is more-likely-than-not that some portion or all the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences will become deductible. The Company assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective negative evidence is the cumulative losses incurred since inception supported by negative subjective evidence of no expectations of future taxable income. Based on this evaluation, as of December 31, 2021, and 2020, the Company determined that its federal and state net deferred tax assets of approximately $20,697 and $17,978, respectively, are subject to a full valuation allowance, as it is more-likely-than-not that the net deferred tax assets will not be realized. The net change in total valuation allowance is an increase of $2,719 and $2,165 for the years ended December 31, 2021, and 2020, respectively.

Net operating losses and tax credit carryforwards were as follows as of December 31, 2021:

	Amount	Expiration Years
Net operating losses, federal (Post December 31, 2017)	$24,759	Do Not Expire
Net operating losses, federal (Pre January 1, 2018)	$38,999	2028-2037
Net operating losses, state	$60,962	2029-2041
Tax credits, federal	$1,396	2034-2041
Tax credits, state	$1,440	N/A

Utilization of net operating losses and tax credit carryforwards are subject to certain limitations under Section 382 of the Internal Revenue Code of 1986, as amended, in the event of a change in the Company’s ownership, as defined in current income tax regulations. Federal and state laws impose substantial restrictions on the utilization of net operating loss and tax credit carryforwards in the event of an ownership change for tax purposes, as defined in Section 382 of the Internal Revenue Code. As a result of such ownership changes, the annual limitation may result in the expiration of net operating losses and credits before utilization. The Company and its Parent performed a Section 382 analysis through March 15, 2021. The Company and its Parent have experienced ownership changes in the past. The ownership changes will not result in a limitation that will materially reduce the total amount of net operating loss carryforwards and credits that can be utilized. Subsequent ownership changes may affect the limitation in future years.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

January 1, 2020	$648
Additions based on tax positions related to 2020	26
Additions for tax positions of prior years	—

December 31, 2020	674

Additions based on tax positions related to 2021	35
Additions for tax positions of prior years	—

December 31, 2021	$709

The entire amount of the unrecognized tax benefits would not impact the Company’s effective tax rate if recognized and there would be no cash tax impact. The Company has elected to include interest and penalties as a component of tax expense. For the years ended December 31, 2021 and 2020, the Company did not recognize accrued interest and penalties related to unrecognized tax benefits. The Company does not anticipate that the amount of existing unrecognized tax benefits will significantly increase or decrease during the next 12 months.

The Parent files income tax returns in the U.S. federal and California tax jurisdictions. The federal and state income tax returns from inception to December 31, 2021 remain subject to examination.

11.	COMMITMENTS AND CONTINGENGIES

Leases Obligations

The Company has a space and facility sharing arrangement with the Parent to use the equipment owned by the Parent and the facilities leased by the Parent as its administrative and sales office, research and development laboratory, and production and engineering facilities. The lease is entirely for the benefit of the Company and, although the legal obligation is with the Parent, the substance of transaction resulted in the

Company recording the lease obligation and commitments in these carve-out financial statements. For the years ended December 31, 2021 and 2020, the Company paid the Parent an average monthly fee of $42 to share the facilities. In addition, the Company is responsible for variable utilities and common expenses for the facility incurred by the landlord. The Company recognizes rent on a straight-line basis over the lease term and recognizes any differences in rent paid and expense as deferred rent within accrued liabilities on the balance sheets.

The current lease has an expiration date of June 30, 2024, with a single option to extend the lease for 60 months.

The future minimum lease commitments as of December 31, 2021 are as follows:

Year ending December 31:
2022	$525
2023	540
2024	276

$1,341

Other Matters

From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of its business activities. The Company accrues contingent liabilities when it is probable that future expenditures will be made, and such expenditures can be reasonably estimated. In the opinion of management, there are no pending claims for which the outcome is expected to result in a material adverse effect on the financial position, results of operations or cash flows of the Company.

12.	RELATED PARTY TRANSACTIONS

Related Party Transactions with the Parent

Officers and directors of the Company were the same individuals as the officers and directors of the Parent for the year ended December 31, 2020. During the year ended December 31, 2021, the Company hired a Chief Financial Officer (“CFO”) separately from that of the Parent, and the board of directors of the Company was comprised of four members, who were also members of the board of directors of the Parent.

The Company has the following arrangements with the Parent regarding general financing activities, sharing the facilities, services and licensing to support the operation of the Company in the ordinary course of its business:

•

The Company has a service agreement for the Parent to provide certain services such as administration, management service, information technology and engineering services to support the operation of its business. The cost attributable to the Company is calculated using a percentage allocation of total cost incurred. Allocated services costs amounted to $1,363 and $399 for the years ended December 31, 2021 and 2020, respectively, out of which $967 was related to stock compensation for the year ended December 31, 2021. The stock-based compensation included in allocated service cost is immaterial for the year ended December 31, 2020.

•

For the year ended December 31, 2021, the Company recorded capital contributions of $21,584, which is the sum of the contributed capital from the Parent of $20,111 and the contribution from the Parent related to stock-based compensation of $1,473 in the statements of stockholders’ equity. For the year ended December 31, 2020, the Company recorded capital contributions of $4,866, which is the sum of the contributed capital from the Parent of $4,826 and the contribution from the Parent related to stock-based compensation of $40 in the statements of stockholders’ equity. The total capital contributions since inception were $88,009 and $66,425 as of December 31, 2021 and 2020, respectively.

•

The Company’s board of directors formally approved the treatment of all intercompany advances as forgiven in March 2021. In substance, since inception and for the year ended December 31, 2020, the intercompany transactions between the Company and the Parent have been included in these financial statements and are determined to be forgiven at the time the transaction occurs, as the intent of the arrangement from inception was capital contributions. Intercompany transactions subsequent to March 2021 were also made in the form of capital contributions. The total net effect of the settlement of these transactions is presented as financing activities within the statements of cash flows and represented within additional paid-in capital on the balance sheets.

•	The Company has a licensing agreement with the Parent to use patents and licenses owned by the Parent.

See Note 11 for the related party lease transaction.

Related Party Transactions with Affiliate Subsidiaries

The Company also purchases raw materials and development materials from two subsidiaries under common control of the Parent, Amprius Wuxi and Amprius Nanjing. As of December 31, 2021, the outstanding payables balance from affiliate subsidiaries totaled $18. As of December 31, 2020, there were no outstanding payables from affiliate subsidiaries. For the years ended December 31, 2021 and 2020, such purchases recorded as cost of revenues totaled $264 and $447, respectively.

13.	EMPLOYEE BENEFIT PLAN

The Company maintains a defined contribution savings plan (the “401(k) Plan”) to provide retirement income to all qualified employees of the Company. The Company is not required to make, and did not make, any contributions to the 401(k) Plan for the years ended December 31, 2021 and 2020.

14.	SUBSEQUENT EVENTS

Distribution of China Subsidiaries by Parent

During the first quarter of 2022, the Parent distributed shares in all of its other subsidiaries: (i) Amprius (Hong Kong) Limited, owner of Amprius (Nanjing) Co., Ltd., (ii) Amprius (Hong Kong-2) Limited, owner of Amprius (Wuxi) Co., Ltd. and (iii) Amprius Energy, Inc. to stockholders and optionees of the Parent. Distributions with respect to each of the distributed entities were made in proportion to current equity holdings in the Parent. All Parent equity holders received common stock in each such entity in proportion to their percentage holdings of the Parent shares on an as-converted basis. Parent preferred holders also received a non-convertible preferred stock in each such entity with liquidation preferences in proportion to the relative preference amounts of their preferred stock held. At the conclusion of the distribution, the Parent’s sole assets were cash and ownership in the Company.

Grants(1)

Subsequent to December 31, 2021 and through the date these financial statements were available to be issued, the Company granted 3,744,386 new options under the 2016 Plan at an average exercise price of $2.60 per share. The options vest over a 4-year period commencing on the options vesting start date and expire in ten years. The fair value of the options issued was approximately $2.01 per share. There is approximately $7,519 of total unrecognized compensation expense related to these grants. To determine the fair value of common stock as of the grant date for options granted subsequent to December 31, 2021, the Company performed a linear interpolation between the March 29, 2022 valuation date and the fair value implied by the current Business Combination assuming an exchange ratio of 1.45823 shares of common stock of New Amprius, the surviving entity upon completion of the Business Combination, for each share of the common stock of the Company expected to be outstanding and an estimated date for the completion of the Business Combination.

Business Combination

Effective May 12, 2022, the Company entered into the Business Combination Agreement with Kensington and Merger Sub. Pursuant to the terms of the Business Combination Agreement, subject to customary closing conditions, including shareholder approval, the Merger will be consummated, Kensington will domesticate as a corporation under the laws of the state of Delaware, and Kensington will change its name to “Amprius Technologies, Inc.” The transactions contemplated by the Business Combination Agreement are subject to numerous conditions, and there can be no assurance that such conditions will be satisfied. In connection with the closing, the cash held in trust by Kensington (following satisfaction of redemption by public stockholders) will become available for general corporate purposes, along with any additional proceeds that may be received from any related equity financing that closes in connection with the closing of Business Combination.

The Company is expected to be the accounting acquirer and the Business Combination is expected to be accounted for as a “reverse recapitalization,” whereby the financial statements of the combined entity represent the continuation of the financial statements of the Company. Accordingly, the assets, liabilities and results of operations of the Company are expected to become the historical financial statements of the post-combination company, and Kensington’s assets, liabilities and results of operations is expected to be consolidated with Amprius beginning on the acquisition date. Operations prior to the Business Combination will be presented as those of the Company in future reports. The net assets of the Company are expected to be recognized at carrying value, with no goodwill or other intangible assets recorded. The Business Combination was consummated on September 14, 2022 as disclosed in Note 1.

Transfer of Lease

Effective May 1, 2022, the Parent assigned the Company the office lease that covers the facilities that the Company uses in its operations. Historically, the Company recognized this lease in its carved-out financial statements, as it is the sole user of the underlying facilities in its operations.

Transfer of Intellectual Property

Effective May 12, 2022, the Parent assigned to the Company all patents and patent applications, as well as registered trademarks and trademark applications, used by the Company in its operations under an Intellectual Property Rights agreement. This transfer of intellectual property does not have any financial impact on the Company’s balance sheet.

(1)	Restated for the retroactive application to reflect the effect of the Exchange Ratio established in the Business Combination in Note 1.

Termination of Intercompany Agreements

On June 8, 2022, the Parent and the Company entered an agreement to terminate the intercompany service and license agreements (“Intercompany Agreements”) upon the closing date of the Business Combination. The Parent and the Company will be released and discharged from any and all past, present and future claims; causes of action; damages; liabilities; costs and expenses; and compensation of any nature that either the Parent or the Company may assert or exercise against the other resulting from any Intercompany Agreements. The Parent and the Company will also waive and relinquish any rights to bring any action, suit, or proceeding for any claims against the other with respect to any and all matters related to the Intercompany Agreements.

The Company considers events or transaction that occur after the balance sheet date, but before the financial statements were available to be issued to provide additional evidence relative to certain estimates or identify matters that require additional disclosure. The Company has evaluated subsequent events through June 21, 2022, which is the date these financial statements were available to be issued. Management is not aware of any material events other than those mentioned above.

AMPRIUS TECHNOLOGIES, INC.

(A CARVE-OUT OF AMPRIUS, INC.)

CONDENSED BALANCE SHEETS

(Unaudited, in thousands, except per share amounts)

	September 30, 2022	December 31, 2021
ASSETS
Current assets:
Cash and cash equivalents	$73,803	$11,489
Accounts receivable	782	262
Inventories, net	503	500
Prepaid expenses and other current assets	2,319	156
Deferred costs	412	1,769

Total current assets	77,819	14,176
Non-current assets:
Operating lease right-of-use asset, net	2,830	—
Property and equipment, net	3,824	4,210
Deferred costs	1,425	141
Other assets	604	—

Total assets	$86,502	$18,527

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,641	$359
Accrued and other current liabilities	2,183	1,446
Deferred revenue	795	2,363
Operating lease liabilities	517	—

Total current liabilities	6,136	4,168
Non-current liabilities:
Deferred revenue	1,787	501
Operating lease liabilities	2,577	—

Total liabilities	10,500	4,669

Commitments and contingencies (Note 12)
Stockholders’ equity:
Common stock, $0.0001 par value, 950,000 shares authorized as of September 30, 2022 and December 31, 2021, 84,254 and 65,772 shares were issued and outstanding as of September 30, 2022 and December 31, 2021, respectively	8	7
Additional paid-in capital	162,825	89,252
Accumulated deficit	(86,831)	(75,401)

Total stockholders’ equity	76,002	13,858

Total liabilities and stockholders’ equity	$86,502	$18,527

The accompanying notes are an integral part of these condensed financial statements.

AMPRIUS TECHNOLOGIES, INC.

(A CARVE-OUT OF AMPRIUS, INC.)

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited, in thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Revenue	$816	$330	$3,617	$1,556
Cost of revenue	2,284	1,986	7,448	4,990

Gross loss	(1,468)	(1,656)	(3,831)	(3,434)

Operating expenses:
Research and development	488	327	1,340	978
Selling, general and administrative	2,367	1,154	6,223	2,508

Total operating expenses	2,855	1,481	7,563	3,486

Loss from operations	(4,323)	(3,137)	(11,394)	(6,920)

Other income (expense), net:
Interest income and other, net	79	(4)	118	(17)
Gain on forgiveness of PPP loan	—	—	—	743

Total other income (expense), net	79	(4)	118	726

Net loss	$(4,244)	$(3,141)	$(11,276)	$(6,194)

Weighted-average common shares outstanding:
Basic and diluted	69,013	65,772	66,859	65,762

Net loss per share of common stock:
Basic and diluted	$(0.06)	$(0.05)	$(0.17)	$(0.09)

The accompanying notes are an integral part of these condensed financial statements.

AMPRIUS TECHNOLOGIES, INC.

(A CARVE-OUT OF AMPRIUS, INC.)

CONDENSED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Unaudited, in thousands)

	Three Months Ended September 30, 2022
	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Balance as of July 1, 2022	45,179	$1	$91,117	$(82,587)	$8,531
Retroactive conversion of common stock due to business combination	20,598	6	(6)	—	—

Balance as of July 1, 2022, as adjusted	65,777	7	91,111	(82,587)	8,531
Issuance of common stock in connection with business combination and PIPE investment, net of issuance costs	18,392	1	70,937	—	70,938
Issuance of common stock in connection with a stock purchase agreement	85	—	—	—	—
Stock-based compensation	—	—	646	—	646
Contribution from Amprius Holdings related to stock-based compensation	—	—	131	—	131
Net loss	—	—	—	(4,244)	(4,244)

Balance as of September 30, 2022	84,254	$8	$162,825	$(86,831)	$76,002

	Nine Months Ended September 30, 2022
	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Balance as of January 1, 2022	45,176	$1	$89,258	$(75,401)	$13,858
Retroactive conversion of common stock due to business combination	20,596	6	(6)	—	—

Balance as of January 1, 2022, as adjusted	65,772	7	89,252	(75,401)	13,858
Cumulative effect adjustment from the adoption of ASC 842	—	—	—	(154)	(154)
Issuance of common stock in connection with business combination and PIPE investment, net of issuance costs	18,392	1	70,937	—	70,938
Issuance of common stock in connection with a stock purchase agreement	85	—	—	—	—
Capital contribution from Amprius Holdings	—	—	505	—	505
Exercise of stock options	5	—	8	—	8
Stock-based compensation	—	—	1,746	—	1,746
Contribution from Amprius Holdings related to stock-based compensation	—	—	377	—	377
Net loss	—	—	—	(11,276)	(11,276)

Balance as of September 30, 2022	84,254	$8	$162,825	$(86,831)	$76,002

	Three Months Ended September 30, 2021
	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Balance as of July 1, 2021	45,176	$1	$72,048	$(68,558)	$3,491
Retroactive conversion of common stock due to business combination	20,596	6	(6)	—	—

Balance as of July 1, 2021, as adjusted	65,772	7	72,042	(68,558)	3,491
Capital contribution from Amprius Holdings	—	—	14,697	—	14,697
Stock-based compensation	—	—	286	—	286
Contribution from Amprius Holdings related to stock-based compensation	—	—	37	—	37
Net loss	—	—	—	(3,141)	(3,141)

Balance as of September 30, 2021	65,772	$7	$87,062	$(71,699)	$15,370

	Nine Months Ended September 30, 2021
	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Balance as of January 1, 2021	45,156	$1	$66,673	$(65,505)	$1,169
Retroactive conversion of common stock due to business combination	20,587	6	(6)	—	—

Balance as of January 1, 2021, as adjusted	65,743	7	66,667	(65,505)	1,169
Capital contribution from Amprius Holdings	—	—	19,692	—	19,692
Exercise of stock options	29	—	1	—	1
Stock-based compensation	—	—	586	—	586
Contribution from Amprius Holdings related to stock-based compensation	—	—	116	—	116
Net loss	—	—	—	(6,194)	(6,194)

Balance as of September 30, 2021	65,772	$7	$87,062	$(71,699)	$15,370

The accompanying notes are an integral part of these condensed financial statements.

AMPRIUS TECHNOLOGIES, INC.

(A CARVE-OUT OF AMPRIUS, INC.)

CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited, in thousands)

	Nine Months Ended September 30,
	2022	2021
Cash flows from operating activities:
Net loss	$(11,276)	$(6,194)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	2,123	702
Depreciation and amortization	1,116	1,068
Non-cash operating lease expense	417	—
Gain on forgiveness of PPP loan and other	24	(743)
Changes in operating assets and liabilities:
Accounts receivable	(520)	(465)
Inventories	(3)	286
Prepaid expenses and other current assets	(2,206)	38
Deferred costs	73	(1,020)
Accounts payable	2,275	(1,837)
Accrued and other current liabilities	425	380
Deferred revenue	(282)	1,478
Operating lease liabilities	(350)	—

Net cash used in operating activities	(8,184)	(6,307)

Cash flows from investing activities:
Purchase of property and equipment	(747)	(276)

Net cash used in investing activities	(747)	(276)

Cash flows from financing activities:
Proceeds from exercise of stock options	8	1
Proceeds from issuance of common stock in connection with business combination and PIPE investment, net of issuance costs	71,090	—
Capital contributions from Amprius Holdings	505	19,692
Payment of costs in connection with a stock purchase agreement	(25)	—

Net cash provided by financing activities	71,578	19,693

Net increase in cash and cash equivalents	62,647	13,110
Cash, cash equivalents, and restricted cash, beginning of period	11,489	2

Cash, cash equivalents, and restricted cash, end of period	$74,136	$13,112

Components of cash, cash equivalents, and restricted cash:
Cash and cash equivalents	$73,803	$13,112
Restricted cash included in other assets	333	—

Total cash, cash equivalents, and restricted cash	$74,136	$13,112

The accompanying notes are an integral part of these condensed financial statements.

AMPRIUS TECHNOLOGIES, INC.

(A CARVE-OUT OF AMPRIUS, INC.)

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited, in thousands, except per share amounts)

NOTE 1 — ORGANIZATION

Business Combination

Amprius Technologies, Inc. (f/k/a Kensington Capital Acquisition Corp. IV, a Cayman Islands exempted company incorporated with limited liability) (the “Company” or “Amprius”) was initially incorporated as a Cayman Islands exempted company on March 19, 2021. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

On September 14, 2022 (the “Closing Date”), the Company completed a business combination pursuant to the Business Combination Agreement, dated May 11, 2022 (the “Business Combination Agreement”), by and among the Company, Kensington Capital Merger Sub Corp., a wholly owned subsidiary of the Company (“Merger Sub”), and Amprius Technologies Operating, Inc. (f/k/a Amprius Technologies, Inc., a Delaware corporation) (“Legacy Amprius”). Pursuant to the terms of the Business Combination Agreement, the Company changed its jurisdiction of incorporation by domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”), upon which the Company changed its name to “Amprius Technologies, Inc.,” and a business combination between the Company and Legacy Amprius was effected through the merger of Merger Sub with and into Legacy Amprius, with Legacy Amprius surviving as a wholly owned subsidiary of Amprius (together with the Domestication and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”).

The Business Combination was treated as a reverse recapitalization. Legacy Amprius was determined as the accounting acquirer and Kensington as the accounting acquiree for financial reporting purposes based on evaluation of the following facts and circumstances:

•	the stockholders of Legacy Amprius owned a majority of the shares of the Company following the Business Combination;

•	the board of directors of the Company following the Business Combination was comprised of all of the board members of Legacy Amprius;

•	the senior management of the Company following the Business Combination was the senior management of Legacy Amprius; and

•	legacy Amprius is larger than Kensington in terms of existing operations and number of employees.

Unless the context otherwise provides, the “Company” and “Amprius” refer (i) prior to the Closing Date, to Legacy Amprius and (ii) after the Closing Date, to Amprius Technologies, Inc. and its subsidiaries, including Legacy Amprius. Kensington Capital Acquisition Corp. IV prior to the Business Combination is referred to herein as “Kensington.” Please see Notes 2 and Note 3 below for further details.

Nature of Operations

Amprius has developed, and since 2018, been in commercial production of lithium-ion batteries for mobility applications leveraging a disruptive silicon nanowire anode. The Company’s silicon nanowire anode technology is intended to enable batteries with higher energy density, higher power density, and fast charging capabilities over a wide range of operating temperatures. Amprius’ sole location and headquarters is in Fremont, California.

The Company previously had an intercompany agreement with Amprius, Inc. (“Amprius Holdings”) to license intellectual property rights to continue to develop silicon nanowire technology. Under this agreement,

Amprius Holdings provided resources and rights to use its assets to the Company, such as rights to the use of intellectual property, cash, equipment, manufacturing and office facilities, personnel, and management oversight. Amprius Holdings assigned or contributed those assets to the Company beginning in 2020 and effective May 2022, the operating assets are owned by the Company and the Company treated them as contributions from Amprius Holdings. The intercompany agreement with Amprius Holdings was terminated effective May 2022.

Liquidity and Capital Resources

The Company has an accumulated deficit of $86,831 as of September 30, 2022, which represents the carved-out portion of costs incurred by the Company from the inception of Amprius Holdings. Since inception, the Company has incurred recurring operating losses and cash flow deficits from operations. For the three and nine months ended September 30, 2022, the Company incurred a net loss of $4,244 and $11,276, respectively. The Company expects to incur additional losses and increased expenditures in future periods, including those associated with the design and build out of a manufacturing facility, continued research and development efforts and increased employee headcount.

As of September 30, 2022, we had $73,803 of cash and cash equivalents, which includes the $70,938 net proceeds from the consummation of the Business Combination. On September 27, 2022, the Company entered into a Common Stock Purchase Agreement (the “Purchase Agreement”) with B. Riley Principal Capital II, LLC (“BRPC II”), pursuant to which the Company has the option to sell up to $200,000 of its common stock over a 24-month period from the date of initial satisfaction of the conditions to BRPC II’s purchase obligation set forth in the Purchase Agreement, subject to certain contractual terms (the “Committed Equity Financing”). However, there can be no assurance that the Company will be able to raise $200,000 over the 24-month period as the Committed Equity Financing contains certain limitations and conditions. In addition, effective October 19, 2022, the U.S. Department of Energy’s (“DOE”) Office of Manufacturing and Energy Supply Chains (“MESC”) awarded us a $50,000 grant. This cost sharing grant is dependent on the successful negotiation of a final contract, and among the terms to be finalized are the portion of relevant costs that may be covered by the grant. There can be no assurance that negotiation of the final contract will be successful.

The Company believes its current cash and cash equivalents will be sufficient to fund its operations for at least the next 12 months from the date these financial statements are issued. If sufficient capital is not raised, the Company may need to reduce its spending on building the manufacturing facility, as well as research and development and other operations, and this may negatively affect its ability to achieve corporate growth goals.

Other Risk and Uncertainties

The global spread of the COVID-19 pandemic has caused business disruption affecting production and sales across a range of industries. In response, the U.S. Government enacted the CARES Act, which included significant provisions to provide relief and assistance to affected organizations. While the disruption is currently expected to be temporary, there is considerable uncertainty around potential future closings, shelter in place orders, containment of the recent COVID-19 variants, and the ultimate impact of the CARES Act and other government initiatives. The COVID-19 pandemic and its resulting economic and other effects could result in significant adverse effects on the Company’s customers’ cash flow and their ability to manufacture, distribute, and sell products. This in turn may cause customers to be less able to pay invoices for customization design service or the purchase of finished batteries or may result in a reduction in the revenue from customization design service or sales of finished battery that the Company earns which are often dependent on the demand from the customer for the scope of the customized service or number of units to be purchased. This reduction could cause adverse effects on the business, results of operations, financial condition, cash flows and ability to raise operating capital. To date, this matter has not had a significant adverse impact on the Company. However, the financial impact and duration cannot be reasonably determined.

Additionally, the U.S. and global markets are experiencing volatility and disruption following the geopolitical tensions and military conflict between Russia and Ukraine. The ongoing military conflict is highly unpredictable and has impacted commodity prices, volatility in credit and capital markets, and supply chain interruptions. The Company continues to monitor the situation and assess its potential impact on its business. This geopolitical conflict has led to sanctions and other penalties being levied by the United States, the European Union and other countries against Russia. Such sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for the Company to obtain additional funds. Although the Company has not been adversely impacted by this ongoing military conflict to date, it is impossible to predict the extent to which its operations, or those of its customers’ suppliers and manufacturers, will be impacted in the short and long term, or the ways in which the conflict may impact its business.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

In connection with the closing of the Business Combination, whereby Legacy Amprius was determined as the accounting acquirer for accounting and reporting purposes, the historical financial statements of Legacy Amprius became the historical financial statements of the combined company and no goodwill or other intangible assets were recorded. As a result, the accompanying condensed financial statements reflect (i) the assets and liabilities of Legacy Amprius at their historical cost; (ii) the historical operating results of Legacy Amprius prior to the Business Combination; (iii) the combined results of the Company and Legacy Amprius following the closing of the Business Combination; and (iv) Legacy Amprius’ equity structure, which has been retroactively restated in all comparative periods up to the Closing Date to reflect the number of shares of the Company’s common stock issued to Legacy Amprius stockholders. As such, the shares, corresponding capital amounts, and net loss per share related to Legacy Amprius common stock have been retroactively restated to reflect the effect of the exchange ratio of 1.45590 (the “Exchange Ratio”) established in the Business Combination.

The accompanying condensed financial statements have been prepared from the financial records of Amprius Holdings on a carve-out basis. The carve-out basis is derived from the accounting records of Amprius Holdings using the historical results of operations and the historical basis of assets and liabilities of the Company adjusted as necessary to conform to U.S. GAAP.

More specifically, the accompanying condensed balance sheets include all of the Company’s owned assets, assets provided by Amprius Holdings, and liabilities incurred by Amprius Holdings on behalf of the Company. The accompanying condensed statements of operations reflect all activities directly attributable to the Company, as well as an allocation of Amprius Holdings’ general and administrative expenses. The Company did not share facilities or costs with the other subsidiaries of Amprius Holdings prior to them being distributed by Amprius Holdings with the exception of expenses at Amprius Holdings for payroll related expenses for two executive employees of Amprius Holdings and other legal, tax, insurance and accounting fees, which were not identifiable as related to a specific subsidiary (“Shared Expenses”). Amprius Holdings executives supported the Company and other subsidiaries of Amprius Holdings with governance, management, and investor relations. The Shared Expenses were allocated to the Company based on the time incurred by Amprius Holdings executives to support each of its subsidiaries as the level of effort required was not correlated to the level of activity, revenue, or other financial operating metrics for the subsidiaries. This allocation methodology resulted in an equal allocation of Shared Expenses to each subsidiary. Prior to the distribution of the subsidiaries of Amprius Holdings in late January and early February 2022, the general and administrative expenses of Amprius Holdings were allocated among each subsidiary, including the Company. After the distribution, such costs incurred by Amprius Holdings were wholly allocated to the Company as the only remaining subsidiary.

Prior to the Closing of the Business Combination, the Company’s operations were funded by Amprius Holdings. The source of financing consisted of proceeds received by Amprius Holdings from its issuance of preferred stock.

Management believes the expense allocation methodology and results are reasonable and consistently applied for all comparative periods presented. However, these allocations may not be indicative of the actual expenses that would have been incurred by an independent company or of the costs to be incurred in the future. The unaudited condensed financial statements presented may not be indicative of the Company’s future performance and do not necessarily reflect what the financial position, results of operations, and cash flows would have been had it operated as a standalone company during the period presented.

The significant accounting policies described below, together with other notes that follow, are an integral part of the condensed financial statements.

Unaudited Interim Condensed Financial Statements

The condensed balance sheet as of December 31, 2021, which has been derived from audited financial statements as filed in the Company’s Registration Statement on Form S-1 with the Securities and Exchange Commission (“SEC”) on September 30, 2022, and the unaudited interim condensed financial statements have been prepared in accordance with U.S. GAAP and applicable rules and regulations of the SEC regarding interim financial reporting. Any reference in these notes to applicable accounting guidance is meant to refer to the authoritative U.S. GAAP included in the Accounting Standards Codification (“ASC”), and Accounting Standards Updates (“ASU”) issued by the Financial Accounting Standards Board (“FASB”). The condensed financial statements have been prepared on a basis consistent with the audited annual financial statements. In management’s opinion, all adjustments made during the periods were normal or recurring in nature and necessary for the fair statement of the Company’s financial position as of September 30, 2022, its results of operations for the three and nine months ended September 30, 2022 and 2021 and its cash flows for the nine months ended September 30, 2022 and 2021. The financial data and the other financial information disclosed in the notes to these condensed financial statements related to the three-month and nine-month periods are also unaudited. The results of operations for the three and nine months ended September 30, 2022 are not necessarily indicative of the results to be expected for the full fiscal year or any other period.

Certain information and note disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to those rules and regulations, although the Company believes that the disclosures made are adequate to make the information not misleading.

Emerging Growth Company

The Company is an emerging growth company as defined in Section 2(a) of the Securities Act of 1933 (as amended), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised accounting standards until private companies are required to comply with such standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected to not opt out of such extended transition period. This means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt such new or revised standard unless the Company is no longer deemed an emerging growth company. As a result, these condensed financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Use of Estimates

The preparation of condensed financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the condensed financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on current facts, historical experience and various other factors believed to be reasonable under the circumstances; the results of which form the basis for making judgements that are not readily apparent from other sources. Actual results could materially differ from management estimates using different assumptions or under different conditions.

Significant accounting estimates made by the Company include useful lives of property and equipment, valuation of deferred taxes, valuation of inventory, carve-out of condensed financial statements including the allocation of assets, liabilities and expenses, incremental borrowing rate used in calculating lease obligations and right-of-use asset, and fair value of common stock used to determine stock-based compensation expense prior to the merger with Kensington, and other inputs used to value stock-based compensation awards.

Cash, Cash Equivalents, and Restricted Cash

Cash and cash equivalents consist of deposits at banks and a money market fund with original maturities of 90 days or less from the date of purchase.

Restricted cash pertains to cash collateral required by the Company’s lessor to satisfy a letter of credit requirement under its lease agreement. As of September 30, 2022, restricted cash was $333 and is included in other assets in the accompanying condensed balance sheet.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount less any estimated allowance for doubtful accounts. An allowance for doubtful accounts is based on the Company’s assessment of the collectability of accounts by considering the age of outstanding invoices and the collection history of the customer, as well as an evaluation of potential risk of loss. A receivable deemed to be uncollectible is written off against a previously established allowance and recoveries are recognized when the cash is received. The Company has not experienced any significant losses from accounts receivable.

Fair Value Measurements

The carrying amounts of cash, accounts receivable, accounts payable, and accrued liabilities approximate fair value because of the short-term nature of these items. Assets and liabilities recorded at fair value in the financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, which are directly related to the amount of subjectivity, associated with the inputs to the valuation of these assets or liabilities are as follows:

Level 1	—	Inputs that are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2	—	Inputs (other than quoted prices included in Level 1) that are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level 3	—	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities, and which reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

The Company had $72,828 of cash equivalents measured at Level 1 fair value on a recurring basis as of September 30, 2022.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and accounts receivable.

Cash is deposited with a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250. As of September 30, 2022 and December 31, 2021, the Company has not experienced losses on this account and management believes the Company is not exposed to significant risks of loss.

Accounts receivable mainly consist of amounts due from U.S. government agencies or sponsored entities and large public entities which limits the Company’s credit risk. Through September 30, 2022, the Company has not experienced any credit losses.

For the three months ended September 30, 2022 and 2021, two customers and one customer represented 82% and 82% of the Company’s revenues, respectively. For the nine months ended September 30, 2022 and 2021, four and two customers represented 83% and 84% of the Company’s revenues, respectively.

As of September 30, 2022 and December 31, 2021, three and five customers represented 76% and 96%, respectively, of the Company’s total accounts receivable.

Segment Reporting

The Company has determined that the Chief Executive Officer is its Chief Operating Decision Maker (CODM). The CODM reviews financial information presented on an aggregate basis for the purposes of assessing the Company’s performance and making decisions on how to allocate resources. Accordingly, the Company has determined that it operates in a single operating and reportable segment. All of the Company’s revenues are geographically earned in the United States and the Company’s property and equipment are located in the United States.

Revenue Recognition

The Company recognizes revenue under ASC Topic 606, Revenue from Contracts with Customers, when a customer obtains control of promised goods or services in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services.

The Company generates revenue from both its arrangements for customization design services for the development of silicon-anode lithium-ion battery technology and delivery of prototypes and providing finished battery products to its customers.

The customization design services generally provide design and development efforts to configure the Company’s existing battery technology towards a customer’s required specifications, including the delivery of the prototypes. The development and delivery of these battery prototypes is a single performance obligation as the individual customization activities performed through delivery of the prototype batteries are not distinct. Revenue is recognized at the point in time when control transfers to the customer upon final delivery of prototype batteries or completion of the defined service.

The Company recognizes revenue from follow-on orders and standalone sales of battery products to customers at the point in time that control of the product has been transferred to the customer which is generally upon shipment.

To achieve the core principle of revenue recognition, the Company applies the following steps:

1.

Identify the contract with the customer. A contract is defined as an agreement between two or more parties that creates enforceable rights and obligations. The Company generally enters into fixed-price agreements with its customers which outline the terms of the business relationship between the customer and the Company. Additionally, the Company may receive purchase orders from customers or enter into statements of work that indicate pricing, performance and delivery obligations, progress payments (if any) and the timing for each transaction. The Company accounts for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of the consideration is probable. At contract inception, the Company also evaluates prior incomplete contracts to determine whether the contract with the customer should be combined and accounted for as a single contract with any prior contract.

2.

Identify the performance obligations in the contract. The promises within each contract for customization design services may vary depending on the customer requirements; however, those contracts contain promises which generally include (i) custom battery design to conform with customer’s requirements, (ii) design progress reporting, (iii) development of preliminary batteries, (iv) testing of battery design and performance, and (v) delivery of final battery prototypes that meet pre-defined customer specifications along with test results of the delivered batteries. Those promises are generally inputs to a combined output to deliver a single final prototype battery and are accounted for as a single performance obligation. Contracts for standard batteries for commercial sales are generally ready-made with no customization. Within these contracts, each battery is a distinct performance obligation.

3.

Determine the transaction price. Payment terms for the Company’s development contracts are generally based on the achievement of defined milestones. Since revenue is generally recognized at the point in time when control transfers to the customer upon final delivery of prototype battery or completion of the service at the end of the contract as discussed below in Step 5, Recognize revenue when, or as, a performance obligation is satisfied, the variable consideration is not considered to be constrained at the inception of the contract and the transaction price equals the cumulative payments to which the Company is entitled to at the end of the contract. The Company elected to use the practical expedient to disregard the effect of the time value of money in a significant financing component when its payment terms are less than one year. In cases when there is a period of more than one year, the Company only adjusts the transaction price when the financing component is significant and beyond the mitigating effect of the progress payments.

4.

Allocate the transaction price to the performance obligations in the contract. The transaction price is allocated to the performance obligations. The Company’s revenue contracts contain a single performance obligation; therefore, allocation is not necessary.

5.

Recognize revenue when, or as, a performance obligation is satisfied. Under the Company’s customized design services arrangements, control generally transfers upon the completion of the battery design and delivery of the final prototype batteries. For follow-on orders and standalone sales of battery products to customers, control generally transfers upon shipment of the product. In some instances, customers may request that the Company bill them for a product but the Company retains physical possession of the product until later delivery, commonly known as “bill-and-hold” arrangements. The Company has a customer that has requested an arrangement whereby the Company may store finished product until the customer’s employees arrive at a specific site for a customer flight test. The finished products for such customer are stored in a storage area that are identified separately as belonging to such customer and are ready for immediate shipment upon the customer’s request.

Additionally, title and risk of loss has passed to the customer. as such, the Company does not have the ability to use the finished products or direct them to other customers. In these “bill-and-hold” arrangements, the Company recognizes revenue when the product is identified separately as belonging to the customer and the product is ready for delivery to the customer.

Sales and Transaction Taxes

Sales and other taxes collected from customers and remitted to governmental authorities on revenue producing transactions are reported on a net basis and are therefore excluded from revenue in the condensed statements of operations.

Deferred Costs

Certain costs, which consist primarily of payroll-related costs, are initially deferred when (i) the costs relate directly to a customer contract, (ii) generate or enhance resources of the Company that will be used in satisfying future performance obligations, and (iii) are expected to be recovered. If these three criteria are not met, the costs are expensed into cost of revenue in the period incurred. Deferred costs are recognized as cost of revenues in the period when the related revenue is recognized, except when such costs incurred are in excess of the amount expected to be recoverable, in which case they are expensed as incurred into cost of revenues. The recoverable amount equals the total of the amount of consideration that the entity expects to receive in the future and that the entity has received but has not recognized as revenue, in exchange for the goods or services to which the asset relates, less the costs that relate directly to providing those goods or services and that have not been recognized as expenses.

Cost of Revenues

Cost of revenues primarily includes cost of materials, direct labor costs, and allocation of indirect costs, such as facilities and overhead expenses. Costs are recognized when incurred during the period revenue is recognized.

Stock-Based Compensation

Prior to the formation of the Company, certain employees, directors, and contract workers were granted stock option awards under Amprius Holdings’ equity incentive plan. The stock-based compensation costs of those stock option awards to employees, directors and contract workers, who were transferred to the Company or continued to provide services to the Company, were recorded by the Company with a corresponding increase to additional paid-in capital.

In 2016, the Company adopted its equity incentive plan separate from the equity incentive plan of Amprius Holdings. Certain qualified employees, directors and contract workers of Amprius Holdings have received stock option awards of the Company. The cost of the stock-based compensation of those awards was recorded by the Company.

The Company measures stock-based compensation expense for all stock-based payment awards based on the estimated fair value of the awards on the date of grant. The fair value of each employee stock option is estimated on the date of grant using the Black-Scholes option-pricing model. The Company recognizes compensation costs for all employee stock-based compensation awards on a straight-line basis over the period from the date of the grant to the date the award is fully vested. The Company has elected to account for forfeitures as they occur.

The Black-Scholes option-pricing model requires the use of highly subjective assumptions which determine the fair value of stock-based awards. These assumptions include:

•	Expected Term — The expected term of stock options represents the period that the Company’s stock-based awards are expected to be outstanding. As the Company does not have sufficient historical experience for determining the expected term, the expected term has been derived based on the simplified method for awards that qualify as plain-vanilla options.

•

Expected Volatility — The Company estimates volatility for option grants by evaluating the average historical volatility of a peer group of companies for the period immediately preceding the option grant for a term that is approximately equal to the option’s expected term.

•

Risk-Free Interest Rate — The Company bases the risk-free interest rate on the implied yield available on the U.S. Treasury zero coupon issues with a remaining term equivalent to the expected term of the option.

•

Expected Dividend — The expected dividend assumption is based on the Company’s current expectations about its anticipated dividend policy. The Company has not paid dividends since inception and currently, management does not anticipate a dividend.

To the extent that future evidence regarding these variables is available and provides estimates that the Company determines are more indicative of actual trends, the Company may refine or change its approach to derive these input estimates. These changes could significantly impact the stock-based compensation expense recorded in the future.

Common Stock Warrants

The Company classified the common stock warrants as equity in accordance with FASB ASC Topic 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity. The classification is determined based upon the Company’s assessment that the common stock warrants are considered indexed to the Company’s own stock and the Company has the ability to settle them by issuing shares of the Company’s common stock.

Recently Adopted Accounting Standards

In February 2016, FASB issued ASU 2016-02, Leases, and subsequent amendments to the initial guidance: ASU 2017-13, ASU 2018-10, ASU 2018-11, ASU 2018-20 and ASU 2019-01 (collectively, “Topic 842”). Lessees will need to recognize almost all leases on their balance sheet as a right-of-use asset and a lease liability. For income statement purposes, the FASB retained a dual model, requiring leases to be classified as either operating or finance. Classification will be based on criteria that are largely similar to those applied in current lease accounting. Lessor accounting is similar to the current model but updated to align with certain changes to the lessee model and the new revenue recognition standard. Existing sale-leaseback guidance, including guidance for real estate, is replaced with a new model applicable to both lessees and lessors. The Company adopted Topic 842 on January 1, 2022, using the modified retrospective approach, therefore, the effects of adoption on comparative periods have not been and are not required to be restated or disclosed.

As of the adoption date, the Company accounts for its leases under ASC 842, Leases. Under this guidance, lessees classify arrangements meeting the definition of a lease as operating or financing leases, and leases are recorded on the balance sheet as both a right-of-use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company’s incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right-of-use asset result in straight-line rent expense over the lease term. For finance leases, interest on the lease liability and the amortization of the right-of-use asset results in front-loaded expense over the lease term. Variable lease expenses, including common maintenance fees, insurance and property tax, are recorded when incurred.

In calculating the right-of-use asset and lease liability, the Company elects to combine lease and non-lease components for its real estate lease. The Company will assess this election for other asset classes as they arise. The Company excludes short-term leases having initial terms of 12 months or less as an accounting policy election, and instead recognizes rent expense on a straight-line basis over the lease term.

The Company has a single lease of a real estate asset, which includes administrative and sales offices, research and development space, manufacturing and a dry room. This lease also requires the Company to pay maintenance, utilities, taxes, insurance, and other operating expenses associated with the leased space. The Company elected the transition package of three practical expedients which allow companies not to reassess whether agreements contain leases, the classification of leases, and the capitalization of initial direct costs.

As a result of the adoption of Topic 842, the lease continued to be classified as an operating lease, and the Company recognized the following on January 1, 2022:

•

Operating lease liabilities of $3,256, which represents the present value of the remaining lease payments, as of the date of adoption, discounted using the Company’s incremental borrowing rate of 7.9%.

•	Operating lease right-of-use (“ROU”) assets of $3,059, which represents the operating lease liabilities of $3,256, adjusted for deferred rent of $240 and prepaid rent of $43.

•	The adoption of the new lease accounting standard increased the Company’s accumulated deficit by $154.

The adoption of Topic 842 did not have any other impact on the Company’s condensed balance sheet as of September 30, 2022, operating results for the three and nine months ended September 30, 2022, and condensed cash flows for the nine months ended September 30, 2022.

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832), Disclosures by Business Entities About Government Assistance, which requires entities to provide disclosures on material government transactions for annual reporting periods. The disclosures include information around the nature of the assistance, the related accounting policies used to account for government assistance, the effect of government assistance on the entity’s financial statements, and any significant terms and conditions of the agreements, including commitments and contingencies. The ASU is effective for financial statements issued for annual periods beginning after December 15, 2021, with early adoption permitted. The Company adopted this guidance on January 1, 2022, with no impact on the Company’s condensed financial statements and related disclosures as the Company does not have any government assistance accounted for by applying a grant or contribution accounting model by analogy in the periods presented.

Accounting Pronouncements Not Yet Adopted

In November 2019, the FASB issued ASU 2019-10, Financial Instruments – Credit Losses (Topic 326), Targeted Transition Relief (“ASU 2019-10”), which amends the transition guidance for ASU 2016-13. ASU 2019-10 provides entities with the option to irrevocably elect the fair value option in Subtopic 825-10 on an instrument-by-instrument basis. ASU 2019-10 is effective for years beginning after December 15, 2022, with early adoption permitted. The Company is currently evaluating the impact of ASU 2019-10 on its financial statements.

NOTE 3 — BUSINESS COMBINATION

On September 14, 2022, the Company completed the Business Combination, discussed above, which was treated as a reverse recapitalization. The effects of the Business Combination include the following:

•

the Company’s certificate of incorporation was amended and restated to, among other things, authorize the issuance of 1,000,000 shares, of which 950,000 shares are designated as common stock, $0.0001 par value per share, and 50,000 shares are designated as preferred stock, $0.0001 par value per share;

•

all outstanding shares of Legacy Amprius’ common stock were exchanged for a number of the Company’s common stock equal to the number of Legacy Amprius’ shares multiplied by the Exchange Ratio of approximately 1.45590, or for an aggregate of 65,777 shares of the Company’s common stock; and

•

each option to purchase Legacy Amprius’ common stock (a “Legacy Amprius Option”), whether vested or unvested, was converted into an option to purchase a number of the Company’s common stock (an “Option”), subject to substantially the same terms and conditions as were applicable prior to the merger, equal to the product of the number of shares of Legacy Amprius’ common stock subject to such Legacy Amprius Option immediately prior to the closing and the Exchange Ratio, at an exercise price per share calculated by dividing the exercise price per share of such Legacy Amprius Option immediately prior to the Business Combination by the Exchange Ratio. At closing, the Legacy Amprius Options were converted to Options to receive an aggregate of 14,223 shares of common stock, of which 6,665 shares remained subject to vesting obligations.

On the Closing Date, a number of investors (the “PIPE Investors”) purchased from the Company an aggregate of 2,052 PIPE units at a price of $10.00 per share (such transaction, the “PIPE”), pursuant to separate subscription agreements (each, a “Subscription Agreement”) entered into with the PIPE Investors. Each PIPE unit consists of (i) one share of common stock and (ii) one warrant (each, a “PIPE Warrant”) to purchase one share of common stock. The PIPE Warrants are substantially identical to the Public Warrants, except that the exercise price of each PIPE Warrant is $12.50 per share, and the average sales price of the common stock will need to exceed $20.00 per share for the Company to be able to redeem the PIPE Warrants. The PIPE was consummated immediately prior to the closing of the Business Combination.

Immediately after giving effect to the Business Combination and the PIPE, the Company’s shares of common stock consisted of the following:

Common stock — Legacy Amprius	65,777
Common stock — PIPE investment	2,052
Common stock — Kensington	16,340

Total shares of common stock immediately after Business Combination	84,169

The Company received net proceeds from the Business Combination and the PIPE totaling $70,938, after deducting transaction and issuance costs. Transaction costs paid by the Company, which consisted of direct and incremental costs, such as legal, consulting and advisory fees incurred in connection with the Business Combination, totaled $6,794 during the nine months ended September 30, 2022. These costs were initially deferred and subsequently classified as a reduction to additional paid-in capital in the accompanying condensed balance sheet upon the consummation of the Business Combination.

NOTE 4 — REVENUE

Contract Balances

The timing of revenue recognition, billings and cash collections can result in billed accounts receivable, unbilled receivables (contract assets), and deferred revenue (contract liabilities).

Contract assets primarily relate to the rights to consideration for progress on contractual requirements performed but not billed at the reporting date. The contract assets are transferred to accounts receivable when the rights become unconditional. As of September 30, 2022 and December 31, 2021, the Company did not have contract assets recorded.

Accounts receivable is the Company’s right to consideration that is unconditional. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. As of September 30, 2022 and December 31, 2021, the accounts receivable balances were $782 and $262, respectively.

Contract liabilities primarily consist of deferred revenue. Deferred revenue is the amount invoiced as progress payments in advance of revenue recognition; and is recognized as revenue when the recognition criteria are met. The Company’s contracts generally permit invoicing based on pre-defined milestones as outlined in the contract. As of September 30, 2022 and December 31, 2021, the total deferred revenue balances were $2,582 and $2,864, respectively.

Deferred revenue is classified as long term when the performance obligation is to be satisfied more than twelve months following the balance sheet date. As of September 30, 2022 and December 31, 2021, $1,787 and $501 of the total deferred revenue balance was considered long-term, respectively.

As of September 30, 2022, the aggregate amount of the transaction price allocated to the remaining performance obligations related to customer contracts that were unsatisfied or partially unsatisfied was $8,447. Given the applicable contract terms, $3,110 is expected to be recognized as revenue within one year and $5,337 is expected to be recognized between two to five years. This amount does not include contracts to which the customer is not committed. The estimated timing of the recognition of remaining unsatisfied performance obligations, all of which are recognized at a point in time, is subject to change and is affected by changes to scope, changes in timing of delivery of products and services, or contract modifications.

For the three and nine months ended September 30, 2022, $340 and $736 was recognized under bill-and-hold arrangements, respectively. For the three and nine months ended September 30, 2021, $270 and $670 was recognized under bill-and-hold arrangements, respectively.

The following table reflects the changes in the Company’s contract liabilities, which is classified as deferred revenue:

	September 30, 2022	December 31, 2021
Deferred revenues, beginning of period	$2,864	$1,661
Unconditional rights to invoice but not yet recognized	1,381	1,770
Revenue recognized from prior period deferred revenue	(1,663)	(567)

Deferred revenues, end of period	$2,582	$2,864

Deferred Costs

During the three and nine months ended September 30, 2022, $286 and $1,182 of deferred costs, respectively, were recognized as costs of revenue in the condensed statements of operations. During each of the three and nine months ended September 30, 2021, $211 of deferred costs were recognized as costs of revenue in the condensed statement of operations. Deferred costs were $1,837 and $1,910 as of September 30, 2022 and December 31, 2021, respectively. During the nine month period ended September 30, 2022 and 2021, cost of revenues also includes costs incurred on certain customized design service contracts that were in excess of the amount expected to be recovered; however, those costs were not material.

NOTE 5 — INVENTORY

Inventory consisted of the following:

	September 30, 2022	December 31, 2021
Raw materials	$272	$231
Work in progress	127	14
Finished goods	104	255

Inventories, net	$503	$500

NOTE 6 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	September 30, 2022	December 31, 2021
Pilot production equipment	$4,662	$4,041
Laboratory equipment	2,291	2,287
Leasehold improvements	3,509	3,439
Furniture, fixtures, and other equipment	207	242

Property and equipment, at cost	10,669	10,009
Less: accumulated depreciation	(6,845)	(5,799)

Property and equipment, net	$3,824	$4,210

Pilot production equipment, above, includes construction in progress of $384 as of September 30, 2022. Depreciation and amortization expense was $386 and $441 for the three months ended September 30, 2022 and 2021, respectively, and $1,116 and $1,068 for the nine months ended September 30, 2022 and 2021, respectively.

NOTE 7 — ACCRUED AND OTHER CURRENT LIABILITIES

Accrued and other current liabilities consisted of the following:

	September 30, 2022	December 31, 2021
Accrued compensation and benefits	$1,035	$1,066
Accrued offering costs	399	—
Accrued professional fees	330	18
Accrued property tax	228	67
Deferred rent	—	87
Other	191	208

Accrued and other current liabilities	$2,183	$1,446

NOTE 8 — STOCKHOLDERS’ EQUITY

As of September 30, 2022, the Company was authorized to issue 1,000,000 shares of stock, of which 950,000 shares are designated as common stock, $0.0001 par value per share, and 50,000 shares are designated as preferred stock, $0.0001 par value per share. Holders of common stock are entitled to one vote for each share held and are entitled to receive dividends when and if declared by the board of directors. Through and as of September 30, 2022, the Company has not declared any dividends.

Equity Incentive Plans

2008 Plan

Prior to the formation of the Company, Amprius Holdings granted stock options under its 2008 Stock Plan (the “2008 Plan”) to its qualified employees, including those employees who later transferred to the Company following the incorporation of the Company. Stock option grants under the 2008 Plan expire 10 years from the date of grant or 90 days from the termination of the employee, generally vest over two to four years, and are exercisable for shares of Amprius Holdings’ common stock.

The stock-based compensation under the 2008 Plan associated with those awards granted to the Company’s employees and Amprius Holdings’ employees who provide services to the Company is recorded by the Company as stock-based compensation and as contribution from Amprius Holdings. The completion of the merger with Kensington did not affect the terms of the outstanding options under the 2008 Plan. There were no options granted, exercised, or expired under the 2008 Plan during the nine months ended September 30, 2022. As of September 30, 2022, there were 12,642 shares of common stock reserved for the 2008 Plan, with 376 available to be issued.

2016 Plan

Prior to the closing of the merger with Kensington, the Company maintained the 2016 Equity Incentive Plan (the “2016 Plan”), which was adopted effective December 1, 2017. The 2016 Plan permitted the grant of incentive stock options, non-qualified stock options, restricted stock awards, and restricted stock unit awards to the Company and its affiliates’ employees, consultants and directors. Options granted under the 2016 Plan during the nine months ended September 30, 2022 totaled 3,875 shares with a weighted average exercise price of $2.62 per share. The 2016 Plan was terminated concurrently with the adoption of the 2022 Equity Incentive Plan (the “2022 Plan”). As a result, no additional awards will be granted under the 2016 Plan. However, the 2016 Plan continues to govern the terms and conditions of the outstanding awards previously granted under the 2016 Plan. As of September 30, 2022, a total of 14,216 stock options were outstanding under the 2016 Plan.

2022 Plan

The Company adopted the 2022 Plan effective September 14, 2022. The 2022 Plan authorizes awards in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, or performance awards and may be granted to directors, employees or consultants. Subject to the adjustment provisions and the evergreen provisions contained in the 2022 Plan, a total of 9,900 shares of the Company’s common stock is reserved for issuance pursuant to the 2022 Plan. In addition, the shares reserved for issuance under the 2022 Plan include any assumed awards that, on or after the Closing Date, were cancelled, expired or otherwise terminated without having been exercised in full, were tendered to or withheld by the Company for payment of an exercise price or for tax withholding obligations, or were forfeited to or repurchased by the Company due to failure to vest (provided that the maximum number of shares that may be added to the 2022 Plan is 15,000 shares). The number of shares available for issuance under the 2022 Plan may be increased annually beginning on January 1, 2023 subject to certain limitations under the 2022 Plan.

The 2022 Plan provides for stock options to be granted to employees at an exercise price not less than 100% of the fair value at the grant date, unless the optionee is a 10% stockholder, in which case the option price will not be less than 110% of such fair market value. Options granted generally have a maximum term of 10 years from grant date and are exercisable upon vesting. There were no grants under the 2022 Plan during the three months ended September 30, 2022. As of September 30, 2022, a total of 9,907 shares of common stock were reserved for issuance under the 2022 Plan.

ESPP

The Company adopted the 2022 Employee Stock Purchase Plan (“ESPP”) effective September 14, 2022. Under the ESPP, the Company the maximum number of shares available for issuance is 990 shares of common stock, which number may be increased annually beginning January 1, 2023, subject to certain limitations under the ESPP. The ESPP is intended to qualify under Section 423 of the Internal Revenue Code of 1986 (as amended) and will provide eligible employees an opportunity to purchase the Company’s common stock at a discount through payroll deductions. Under the ESPP, the Company may specify offering periods, provided that no offering period will have a duration exceeding 27 months. The purchase price per share is equal to 85% of the fair market value of a share of the Company’s common stock on the (i) offering date or (ii) purchase date, whichever is lower. The Company has not established an offering under the ESPP as of September 30, 2022.

Executive Incentive Compensation Plan

On September 14, 2022, the Company’s board of directors approved the Company’s Executive Incentive Compensation Plan, which will allow the Company to grant incentive awards to certain executive employees, generally payable in cash, based upon achieving specified goals. The Company has the right to settle the award by granting an equity award, which may be subject to vesting conditions. All awards under the Executive Incentive Compensation Plan will be subject to reduction, cancellation, forfeiture, or recoupment in accordance with any clawback policy that the Company is required to adopt pursuant to applicable laws. As of September 30, 2022, there were no awards granted under the Executive Incentive Compensation Plan.

Stock-Based Compensation

The table below shows stock-based compensation expense recognized for both the 2008 and 2016 Plans for the three and nine months ended September 30, 2022 and 2021:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Cost of revenue	$125	$86	$357	$250
Research and development	6	7	20	11
Selling, general and administrative	646	230	1,746	441

Total stock-based compensation expense	$777	$323	$2,123	$702

As of September 30, 2022, there was approximately $9,164 of unrecognized compensation cost related to the 2016 Plan, which is expected to be recognized over a weighted-average period of approximately 3.3 years.

Common Stock Warrants

Each redeemable warrant to purchase Kensington ordinary shares, exercisable for one ordinary share at an exercise price of $11.50 per share (the “Public Warrants”) and each warrant to purchase ordinary shares owned by Kensington, exercisable for one ordinary share at an exercise price of $11.50 (the “Private Warrants” and, together with the Public Warrants, the “Warrants”) outstanding at the time of the Business Combination converted into a warrant exercisable for one share of the Company’s common stock pursuant to the Warrant Agreement, dated as of March 1, 2022 (the “Warrant Agreement”). At closing, there were 29,483 Public Warrants and 16,400 Private Warrants.

Concurrent to the closing of the Business Combination, a number of PIPE Investors purchased from the Company an aggregate of 2,052 PIPE units at a price of $10.00 per share, which consist of (i) one share of common stock and (ii) one PIPE warrant to purchase one share of common stock. The PIPE Warrants are substantially identical to the Public Warrants, except that the exercise price of each PIPE Warrant is $12.50 per share, and the average sales price of the common stock will need to exceed $20.00 per share for the Company to be able to redeem the PIPE Warrants. The PIPE was consummated immediately prior to the closing of the Business Combination. As of September 30, 2022, the Company had 2,052 PIPE warrants outstanding.

Common Stock Purchase Agreement

On September 27, 2022, the Company entered into the Purchase Agreement with BRPC II, pursuant to which the Company, at its option, has the right to sell to BRPC II up to $200,000 of its common stock from time to time over a period of 24 months from and after the effective date of the registration statement related to the offering and resale of such shares of common stock. The purchase price will be determined by reference to the volume weighted average price of the Company’s common stock (as defined in the Purchase Agreement), less a discount of 3%. The Company cannot issue to BRPC II more than 19.99% of the aggregate number of shares of the common stock issued and outstanding immediately prior to the execution of the Purchase Agreement, except in limited circumstances. Proceeds from the sale of the Company’s common stock to BRPC II will depend upon the frequency and the market price of the Company’s common stock on the date of sale.

The Company issued 85 shares of common stock to BRPC II upon execution of the Purchase Agreement as consideration for BRPC II’s commitment to purchase shares of the Company’s common stock. The Company incurred a total of $272 in costs related to the execution of the Purchase Agreement and the issuance of the initial commitment shares and such amount is initially recorded as deferred stock issuance costs and included in other assets in the accompanying condensed balance sheet. There were no other shares issued under the Purchase Agreement as of September 30, 2022.

NOTE 9 — INCOME TAXES

The Company had no income tax expense as a result of the continued generation of net operating losses (“NOLs”) offset by a full valuation allowance recorded on such NOLs, as the Company determined it is not more-likely-than-not that its NOLs will be utilized.

NOTE 10 — NET LOSS PER SHARE

The following table presents the calculation of basic and diluted net loss per share attributable to common stockholders for the three and nine months ended September 30, 2022 and 2021:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Numerator:
Net loss	$(4,244)	$(3,141)	$(11,276)	$(6,194)

Denominator:
Weighted-average number of common shares outstanding	69,013	65,772	66,859	65,762

Basic and diluted net loss per common share	$(0.06)	$(0.05)	$(0.17)	$(0.09)

The following table summarizes the outstanding shares of potentially dilutive securities as of the periods presented that were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive:

	September 30,
	2022	2021
Stock options	14,216	9,831
Common stock warrants	47,935	—

Total	62,151	9,831

NOTE 11 — LEASES

The Company had a space and facility sharing arrangement with Amprius Holdings to use the equipment owned by Amprius Holdings and the spaces leased by Amprius Holdings as its administrative and sales office, research and development laboratory, and production and engineering facilities. Effective May 1, 2022, Amprius Holdings assigned to the Company the office lease that covers all facilities that the Company uses in its operations. For the period from January 1, 2022 until May 1, 2022 and the nine months ended September 30, 2021, the Company paid Amprius Holdings an average monthly fee to share the facilities of $43 and $42, respectively. The current lease has an expiration date of June 30, 2024, with a single option to extend the lease for 60 months that the Company determined it is reasonably certain to exercise. The Company had no leases that were classified as a financing lease as of September 30, 2022.

Operating lease expense under ASC 842 for the three and nine months ended September 30, 2022 amounted to $139 and $417, respectively.

The total amount paid for amounts included in the measurement of operating lease liabilities was $132 and $350 during the three and nine months ended September 30, 2022.

Future operating lease payments as of September 30, 2022 are as follows:

Amount
Year Ending December 31:
2022 (remaining three months)	$132
2023	540
2024	565
2025	586
2026	604
2027	622
Thereafter	966

Gross lease payments	4,015
Less — Present value adjustments	(921)

Total operating lease liabilities	$3,094

Operating lease disclosures for the Company’s single operating lease are as follows:

September 30, 2022
Remaining lease term (in years)	6.8
Discount rate for operating lease liabilities	7.9%

NOTE 12 — COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be involved in lawsuits, claims or legal proceedings that arise in the ordinary course of business. The Company accrues a contingent liability when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Management believes that there are no claims against the Company for which the outcome is expected to have a material effect on the financial position, results of operations or cash flows of the Company.

NOTE 13 — RELATED PARTY TRANSACTIONS

Related Party Transactions with Amprius Holdings

Prior to the closing of the Business Combination, the Company had intercompany arrangements with Amprius Holdings regarding sharing the facilities, service, and licensing to support the operation of the Company in the ordinary course of its business, as further described below. Pursuant to a termination agreement entered into by Amprius Holdings and the Company on June 8, 2022, the intercompany service agreements were terminated upon the Closing of Business Combination on September 14, 2022.

The Company had a service agreement for Amprius Holdings to provide certain services such as administration, management service, information technology and engineering services to support the operation of its business. Prior to the distribution of the subsidiaries of Amprius Holdings to its stockholders in late January and early February 2022, the general and administrative expenses of Amprius Holdings were allocated among each subsidiary, including the Company. After the distribution, such costs incurred by Amprius Holdings were wholly allocated to the Company as the only remaining subsidiary. The Company received financing for these amounts through capital contributions from Amprius Holdings as Amprius Holdings does not intend to demand repayment of the funds received.

The composition of the capital contributions from Amprius Holdings for the three and nine months ended September 30, 2022 and 2021 were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Stock-based compensation	$131	$37	$377	$116
Other allocated corporate costs	—	85	295	246
Cash	—	14,612	210	19,446

Total capital contributions from Amprius Holdings	$131	$14,734	$882	$19,808

The Company’s board of directors formally approved the treatment of all intercompany advances as forgiven in March 2021. In substance, since inception and during the nine months ended September 30, 2022, the intercompany transactions between the Company and Amprius Holdings have been included in these condensed financial statements and are determined to be forgiven at the time the transaction occurs as the intent of the arrangement from inception was capital contributions. Intercompany transactions subsequent to March 2021 were also made in the form of capital contributions. The total net effect of the settlement of these transactions is presented as financing activities within the statement of cash flows and shown as additional paid-in capital on the condensed balance sheet.

Prior to the Business Combination, the Company had a licensing agreement with Amprius Holdings to use patents and licenses owned by Amprius Holdings. Effective May 12, 2022, Amprius Holdings assigned to the Company all patents and patent applications, as well as registered trademarks and trademark applications, used by the Company in its operations under an Intellectual Property Rights agreement. This transfer of intellectual property does not have any financial impact on the Company’s balance sheet.

Related Party Transactions with Affiliate Subsidiaries

The Company also purchases raw materials and development materials from two subsidiaries that were owned and controlled by Amprius Holdings. Amprius Holdings distributed all of its shares in the two subsidiaries to its stockholders and optionees in February 2022. For the two-month period prior to the distribution of the subsidiaries of Amprius Holdings during the nine months ended September 30, 2022, such purchases recorded as cost of revenues totaled $86. For the three and nine months ended September 30, 2021, such purchases recorded as cost of revenues totaled $69 and $144, respectively. As of December 31, 2021, the outstanding payables balance from affiliate subsidiaries totaled $18.

NOTE 14 — SUBSEQUENT EVENTS

Bonus Payout

On October 5, 2022, Amprius Holdings’ board of directors approved the acceleration of a cash bonus payment of approximately $2,310 to Dr. Kang Sun, the Chief Executive Officer of Amprius Holdings and the Company. The payment of such cash bonus by Amprius Holdings has no effect on the cash or operating results of the Company.

Department of Energy (“DOE”) Grants

On October 11, 2022, the DOE’s Advanced Manufacturing Office awarded the Company a $1,000 grant, which will be used to further mature the Company’s process for manufacturing nanowire-based silicon anodes. The grant will promote the maturation of its technology to achieve the Company’s goal of high volume, low-cost ultra-high energy density battery production that significantly increases yield and throughput.

On October 19, 2022, the DOE’s Office of Manufacturing and Energy Supply Chains awarded the Company a $50,000 cost sharing grant in connection with the U.S. government’s infrastructure spending plan to expand domestic manufacturing of batteries for electric vehicles and electrical grid. This cost sharing grant is dependent on the successful negotiation of a final contract, and among the terms to be finalized are the portion of relevant costs that will be covered by the grant.